SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03033044

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Rule 801 (Rights Offering) [ ]
Securities Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(e) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

ONFEM Holdings Limited
(Name of Subject Company)

Bermuda
(Jurisdiction of Subject Company's Incorporation or Organization)

June Glory International Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

682912100
(CUSIP Number of Class of Securities)

Wang Xing Dong, Director
(Office) 18th Floor, China Minmetals Tower,
29 Chatham Road South, Tsimshatsui, Hong Kong
(Home) Flat G, 26th Floor, Pak Hoi Mansion,
Taikoo Shing, Hong Kong
Telephone: (852) 2613 6357
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on behalf of Subject Company)

with a copy to:

Patrick C. Cannon
Davis Wright Tremaine LLP
1501 Fourth Avenue
Seattle, Washington 98101

November 5, 2003

(Date Tender Offer/Rights Offering Commenced)

Part I Information sent to Security Holders

Attachments

Offer Document incorporating the following sections / documents:

(A) Letter from the Board of Directors of the Subject Company
(B) Letter from BNP Paribas Peregrine Capital Limited
(C) Letter from the Independent Board Committee of the Subject Company
(D) Letter from Access Capital Limited
(E) Further terms of the Offer
(F) Financial information of the Group (i.e. the Subject Company and its subsidiaries)
(G) Property valuation
(H) General information
(I) Form of Acceptance and Transfer of Shares

Part II Information not required to be sent to Security Holders

(A) the sale and purchase agreement dated 15th October 2003 between June Glory International Limited ("June Glory"), China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) ("CNMG") and Messrs. Desmond Chung Seng Chiong and John Robert Lees as the joint and several liquidators of CNMG relating to the sale and purchase of 416,009,928 Shares by June Glory from CNMG;

(B) the memorandum of association and the bye-laws of the Subject Company and the memorandum and articles of association of June Glory;

(C) the written consents referred to under the section headed "Consents" in Appendix IV to the Offer Document.

Part III Consent to Service of Process

June Glory International Limited is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

Part IV Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June Glory International Limited

By: ____________________
Name: Liang Qing
Title: Executive Director

FORM CB

EXHIBIT LIST

Exhibit	Document
A	Offer Document together with Form of Acceptance
B	Sale and purchase agreement dated 15th October 2003 between June Glory International Limited ("June Glory"), China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) ("CNMG") and Messrs. Desmond Chung Seng Chiong and John Robert Lees as the joint and several liquidators of CNMG relating to the sale and purchase of 416,009,928 Shares by June Glory from CNMG
C	Memorandum of association and the bye-laws of ONFEM Holdings Limited and the memorandum and articles of association of June Glory
D	Written consents referred to under the section headed "Consents" in Appendix IV to the Offer Document

EXHIBIT A

4

If you are in any doubt as to any aspect of this document or the Offer (as defined herein), you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this document and the accompanying form to the purchaser(s) or transferee(s) or to the bank or a licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

China Minmetals H.K. (Holdings) Limited

(Incorporated in Hong Kong with limited liability)

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

June Glory International Limited

(Incorporated in the British Virgin Islands with limited liability)

Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited for all the issued Shares (other than those already owned or agreed to be acquired by June Glory International Limited or parties acting in concert with it)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

Financial adviser to China Minmetals H.K. (Holdings) Limited and June Glory International Limited

BNP PARIBAS PEREGRINE

Independent financial adviser to the Independent Board Committee

ACCESS CAPITAL

A letter from BNP Paribas Peregrine Capital Limited containing, among other things, details of the terms of the Offer is set out on pages 14 to 21 of this document.

A letter from the Independent Board Committee (as defined herein) containing its recommendation to the Independent Shareholders (as defined herein) in respect of the Offer is set out on pages 22 to 23 of this document. A letter from Access Capital Limited containing its advice to the Independent Board Committee in respect of the Offer is set out on pages 24 to 46 of this document.

The procedures for acceptance and settlement of the Offer are set out on pages 47 to 55 in Appendix I to this document and in the accompanying form of acceptance and transfer. Acceptances of the Offer must be received by the Registrar (as defined herein) at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later time and/or date as may be announced by June Glory International Limited and which is in compliance with the Code (as defined herein).

5th November, 2003

6

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"Access Capital"	Access Capital Limited, deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee
"Announcement"	the joint announcement dated 16th October, 2003 made by the Company, Minmetals HK and June Glory in relation to the S&P Agreement and the Offer
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Bank Debts"	all debts (including all principal amounts and interests) owing by OMCL to certain banks, the principal amount and capitalised interest of which was HK$374,195,021.84 as at 31st December, 2001 (HK$417,797,697.13 as at 3rd September, 2003 according to OMCL's records)
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and the financial adviser to Minmetals HK and June Glory
"Board"	the board of Directors
"Centurion"	Centurion Corporate Finance Limited, deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the financial adviser to the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC

"China Minmetals"	China National Metals and Minerals Import and Export Corporation, a State-owned enterprise in the PRC, managed by the State-owned Assets Supervision and Administration Commission of State Council (國務院國有資產監督管理委員會) and the holding company of Minmetals HK and June Glory
"Closing Date"	Wednesday, 26th November, 2003 or if the Offer is extended, the closing date of the Offer as extended in accordance with the Code
"CNMF Debt"	all inter-company debts (including all principal amounts and interests) owing by OMCL to China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), the principal amount and accrued interest of which was HK$40,233,084.81 as at 3rd September, 2003
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation), the controlling shareholder of the Company immediately before completion of the S&P Agreement, and acting through Messrs. Desmond Chung Seng Chiong and John Robert Lees, as its joint and several liquidators
"CNMG Debt"	all inter-company debts (all of which are non-interest bearing) owing by OMCL to CNMG, the principal amount of which was HK$4,929,921.56 as at 3rd September, 2003
"Code"	the Hong Kong Code on Takeovers and Mergers
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the S&P Agreement which took place on 15th October, 2003
"Court"	the High Court of Hong Kong

"Director(s)"	director(s) of the Company
"Excluded Country(ies)"	any jurisdiction(s) the laws of which prohibit the making of the Offer to the relevant Shareholder(s) in that jurisdiction or otherwise require the Company to comply with additional requirements which are (in the opinion of the Directors, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of Shareholders involved in that jurisdiction and their shareholdings in the Company
"Excluded Shareholder(s)"	any overseas Shareholder(s) whose address(es), as shown on the Register of Members of the Company as at the time of submission of his or her acceptance in respect of the Offer or at the latest time for submission of acceptance(s) in respect of the Offer, is located in an Excluded Country
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"Form of Acceptance"	the form of acceptance and transfer accompanying this document relating to the Offer
"Group"	the Company and its subsidiaries
"Haka"	Haka International Limited, a wholly-owned subsidiary of CNMG
"HK GAAP"	accounting principles generally accepted in Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel, who are the independent non-executive Directors and appointed to advise the Independent Shareholders in respect of the Offer

"Independent Shareholders"	Shareholders other than June Glory and its Associates and parties acting in concert with any of them
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Minmetals HK
"Latest Practicable Date"	3rd November, 2003, being the latest practicable date prior to the printing of this document for ascertaining certain information contained in this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of China Minmetals
"Offer"	the mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it), details of which are set out in this document
"OMCL"	Oriental Metals (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"OS/OP Debt"	the amount owing by each of Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited to CNMG, which amounts to approximately HK$124.9 million in aggregate
"PRC"	the People's Republic of China, which for the purpose of this document, does not include Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, which is situated at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

"S&P Agreement"	the unconditional sale and purchase agreement dated 15th October, 2003 entered into by June Glory, CNMG and Messrs. Desmond Chung Seng Chiong and John Robert Lees as the joint and several liquidators of CNMG relating to the sale and purchase of 416,009,928 Shares by June Glory from CNMG
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"US$"	US dollar(s), the lawful currency of the United States of America from time to time

Note: For the purposes of this document, unless otherwise indicated, exchange rates of HK$7.80 = US$1.00 and HK$1.00 = RMB1.06 have been used for currency translations, where applicable. This is for the purpose of illustration only and does not constitute a representation that any amounts in HK$, RMB or US$ have been, could have been or may be converted, at these or any other rates.

EXPECTED TIMETABLE

Despatch of this document	Wednesday, 5th November, 2003
Closing date of the Offer	Wednesday, 26th November, 2003
Latest time for acceptance of the Offer *(Note 1)*	4:00 p.m. on Wednesday, 26th November, 2003
Announcement in respect of the results of the Offer appearing in newspapers	Thursday, 27th November, 2003
Latest date for the posting of remittances in respect of valid acceptances received under the Offer *(Note 2)*	Friday, 5th December, 2003

Notes:

1. The Offer will remain open for acceptance until 4:00 p.m. on 26th November, 2003. June Glory will publish an announcement on the website of the Stock Exchange by 7:00 p.m. on 26th November, 2003 stating whether the Offer has been revised, extended or has expired. While June Glory has no intention of revising or extending the Offer beyond this date, it reserves the right to do so.

2. Remittances in respect of valid acceptances will be despatched to the relevant Shareholders by ordinary post within 10 days from the date of receipt of all the relevant documents to render acceptance and transfer under the Offer complete and valid. Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Code.

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. GAO Dezhu *(Chairman)*
Mr. WANG Xingdong *(Managing Director)*
Mr. YAN Xichuan *(Deputy Managing Director)*
Mr. LI Shiming* *(Deputy Managing Director)*
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

* *temporarily suspended from duty*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

5th November, 2003

To the Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into the S&P Agreement with CNMG in relation to the purchase of 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company by June Glory from CNMG and Haka, at a price of HK$0.38 per Share. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of the S&P Agreement on 15th October, 2003, and June Glory and parties acting in concert with it are now interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

Under Rule 26.1 of the Code, June Glory is required to make a mandatory unconditional general offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it. BNP Paribas Peregrine, on behalf of June Glory, makes the Offer.

The purpose of this document is to provide you with, amongst other things, information relating to the Offer. The principal terms of the Offer are set out in this letter, in the letter from BNP Paribas Peregrine on pages 14 to 21 of this document, in Appendix I to this document and in the accompanying Form of Acceptance.

The Board comprises eight Directors, five of whom are executive Directors, three of whom are independent non-executive Directors. In accordance with Rule 2.1 of the Code, the Independent Board Committee, comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria, and Mr. Lam Chun, Daniel, who are the independent non-executive Directors, was formed to give recommendation to the Independent Shareholders in connection with the Offer. None of the other Directors are considered to be independent for the purpose of giving recommendations to the Independent Shareholders. Mr. Gao Dezhu was an employee of the State Nonferrous Metals Industry Administration ("SNMIA") which was promulgated as having been cancelled on 19th February, 2001 and the controlling shareholder of CNMG (which was the controlling shareholder of the Company immediately before the completion of the S&P Agreement), and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Wang Xingdong, an executive Director of the Company, was a director of Minmetals HK up to 29th May, 2003 (thereafter resigned) and is not considered independent in so far as the Offer is concerned. Mr. Li Shiming, also a director of CNMG and certain companies controlled by SNMIA, has been suspended from duty, and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Yan Xichuan and Ms. He Xiaoli are salaried executive Directors and are not considered independent in so far as the Offer is concerned.

The letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in relation to the Offer, is set out on pages 22 to 23 of this document. The letter from Access Capital containing its advice and recommendation to the Independent Board Committee in relation to the Offer, is set out on pages 24 to 46 of this document.

OFFER

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer, on the terms set out in this document and the accompanying Form of Acceptance, for all the Shares in issue other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

for each Share .... HK$0.38 in cash.

The Offer is unconditional.

Further terms of the Offer, including the procedures for acceptance, are set out in the letter from BNP Paribas Peregrine on pages 14 to 21 of this document, in Appendix I to this document, and in the accompanying Form of Acceptance.

Intention of the Directors to accept or reject the Offer in respect of their own beneficial shareholdings

Ms. He Xiaoli, an executive Director, who holds 20,000 Shares (representing approximately 0.0026% of the issued share capital of the Company) as at the Latest Practicable Date, has indicated that she will not accept the Offer in relation to her interest in the Shares.

INFORMATION ON THE GROUP

Business

The Company was incorporated in Bermuda with limited liability and its Shares have been listed on the Stock Exchange since 1991. The principal activities of the Group include: (i) specialised construction contracting for curtain walls projects, electrical and mechanical engineering projects and environmental protection projects; (ii) property development and leasing; and (iii) manufacturing and trading of industrial lubricant products and doors and timber products.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003:

	For the year ended 31st December,			(Unaudited) For the six months ended 30th June,
	2000	**2001**	**2002**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	470,641	315,580	332,168	92,408
Net profit/(loss)	11,525	(373,734)	(136,854)	(40,416)

As at 31st December, 2002, the audited consolidated net tangible assets of the Group were approximately HK$499.1 million. As at 30th June, 2003, the unaudited consolidated net tangible assets of the Group were approximately HK$470.0 million.

Shareholding structure

Set out below is a table showing the shareholding structure before completion of the S&P Agreement and the existing shareholding structure without taking into consideration the Shares which June Glory may acquire pursuant to the Offer:

Shareholders	Before completion of the S&P Agreement		Existing	
	No. of Shares	%	*No. of Shares*	%
June Glory	—	—	416,009,928	53.9
CNMG and Haka	416,009,928	53.9	—	—
Independent Shareholders	356,171,855	46.1	356,171,855	46.1
	772,181,783	100.0	772,181,783	100.0

If the Offer is accepted in full, June Glory will hold the entire issued Shares after completion of the Offer. However, it is the intention of June Glory and the Directors to maintain the listing of the Company on the Stock Exchange (as set out in the section headed "Maintaining the Listing of the Company" below). As at the Latest Practicable Date, the Company has no outstanding options, warrants, derivatives or other securities that are convertible into Shares.

Your attention is drawn to Appendix II to this document which contains further financial information of the Group, and to the additional information set out in Appendix IV to this document.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the Directors (including the new Directors to be appointed to the Board as nominated by June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plan to inject any of its existing assets or businesses into the Group.

Your attention is drawn to the letter from BNP Paribas Peregrine as set out on pages 14 to 21 of this document regarding June Glory's intention on the Group and information on Minmetals HK and June Glory.

Directors and management of the Company

It is the intention of Minmetals HK to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. It is also the intention of Minmetals HK that all existing executive Directors and independent non-executive Directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the Board. As such, the Board will comprise eight Directors, including three independent non-executive Directors and five executive Directors, two of whom are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new Directors will only take effect after this document has been despatched in accordance with the Code and the Listing Rules. Minmetals HK has no intention to make any significant changes to the existing management or the employees of the Group other than the change of Directors mentioned above.

Your attention is drawn to the letter from BNP Paribas Peregrine as set out on pages 14 to 21 of this document regarding information on the new Directors.

MAINTAINING THE LISTING OF THE COMPANY

It is the intention of June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new Directors to be appointed to the Board) to maintain the listing of the Company on the Stock Exchange after the closing of the Offer. June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the said new Directors to be appointed to the Board) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that, if less than 25% of the issued Shares are in public hands following closing of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

The Stock Exchange has stated that if the Company remains as a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Any acquisitions or disposals of assets by the Company will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and/or a circular to the Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by the Company and any such acquisitions and disposals may result in the Company being treated as if it were a new listing applicant and subject to the requirements of new listing applications as set out in the Listing Rules.

PROCEDURES FOR ACCEPTANCE OF THE OFFER

Your attention is drawn to Appendix I to this document and to the accompanying Form of Acceptance which set out the procedures for acceptance of the Offer.

To accept the Offer, the Shareholders should complete the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer.

The completed Form(s) of Acceptance should then be forwarded, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offer, by post or by hand to the Registrar, **Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "June Glory Offer" on the envelope, as soon as practicable after receipt of the Form(s) of Acceptance so as to reach the Registrar by, but in any event no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later closing date as June Glory shall determine and announce.**

RECOMMENDATIONS

The Independent Board Committee, comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel, has been established to give recommendation to the Independent Shareholders in connection with the Offer. Access Capital has been appointed to advise the Independent Board Committee in connection with the Offer. Your attention is also drawn to the letter from the Independent Board Committee containing its recommendation to the Independent Shareholders regarding the Offer.

ADDITIONAL INFORMATION

On 15th October, 2003, Coppermine Resources Limited, a wholly-owned subsidiary of Minmetals HK, entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), a wholly-owned subsidiary of CNMG, to purchase the Bank Debts, the CNMG Debt and the CNMF Debt owing to them by OMCL respectively and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, China Expand Development Limited, another wholly-owned subsidiary of Minmetals HK, also entered into an agreement with CNMG to acquire the OS/OP Debt. Further information on the above transactions is set out in the announcement of OMCL dated 16th October, 2003 and the circular of OMCL to be issued.

The SNMIA, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, a Director, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive of the Company, Directors, CNMG, or their respective subsidiaries and Associates.

GENERAL

Your attention is drawn to the letter from BNP Paribas Peregrine set out on pages 14 to 21 of this document which contains details of the Offer, information on June Glory and the intention of June Glory regarding the future of the Group.

Your attention is also drawn to the letter from the Independent Board Committee set out on pages 22 to 23 and the letter from Access Capital as set out on pages 24 to 46 of this document which contains its advice to the Independent Board Committee in relation to the Offer, and to the additional information as set out in the appendices to this document.

Yours faithfully,
On behalf of the Board
Wang Xingdong
Managing Director

5th November, 2003

To the Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

It was announced on 16th October, 2003, that on 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into the S&P Agreement with CNMG in relation to the purchase of 416,009,928 Shares (representing approximately 53.9% of the issued share capital of the Company) by June Glory from CNMG and Haka, at a price of HK$0.38 per Share. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of such agreement on 15th October, 2003. The terms of the S&P Agreement were negotiated on an arm's length basis.

Other than the S&P Agreement, neither June Glory nor parties acting in concert with it was interested in or has any control or direction over any Shares or had dealt in the Shares during the six-month period prior to the date of the Announcement. In addition, other than the S&P Agreement, neither June Glory nor parties acting in concert with it owns or has control or direction over any Shares or any other securities that are convertible into Shares, including options, warrants, derivatives or other equity related securities. Upon completion of the S&P Agreement, June Glory and parties acting in concert with it are interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it.

This letter sets out details of the terms of the Offer, together with information relating to June Glory and its intentions regarding the future of the Group. The Offer is subject to the terms set out in Appendix I to this document and in the accompanying Form of Acceptance.

BNP PARIBAS Equities

BNP Paribas Peregrine Capital Limited
36/F., Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

OFFER

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

for each Share .... HK$0.38 in cash.

The Offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement. The Offer price of HK$0.38 per Share represents a discount of approximately 9.5% to the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 14th October, 2003, the last trading day prior to the date of the Announcement, and represents a discount of approximately 24.0% to the closing price of HK$0.50 per Share as at the Latest Practicable Date.

Total consideration

At present, there are 772,181,783 Shares in issue. In the event that the Offer was accepted in full, the aggregate amount payable by June Glory would be approximately HK$135.3 million. At the Offer price of HK$0.38 per Share, the consideration values the entire issued share capital of the Company at approximately HK$293.4 million.

BNP Paribas Peregrine is satisfied that sufficient resources are available to June Glory to satisfy acceptances of the Offer in full.

Unconditional Offer

The Offer is unconditional.

Effect of accepting the Offer

By accepting the Offer, Shareholders will sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003, the date of completion of the S&P Agreement.

Acceptance of the Offer will be irrevocable and not capable of being withdrawn, except as permitted under the Code.

June Glory does not intend to exercise the rights of compulsory acquisition but reserves the right to do so.

Stamp duty

Seller's ad valorem stamp duty at a rate of HK$1 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance payable by those Shareholders who accept the Offer will be deducted from the consideration due to such person on acceptance of the Offer. June Glory will arrange for payment of the stamp duty in connection with such sale.

INFORMATION ON MINMETALS HK AND JUNE GLORY

June Glory is a private company wholly-owned by Minmetals HK, which is in turn a wholly-owned subsidiary of China Minmetals. Minmetals HK has over 20 years of experience in the trading of metals, property development and financial investment businesses.

China Minmetals is a large conglomerate with a history of more than 50 years and is one of the major importers and exporters of steels, nonferrous metals and mineral products in the PRC. China Minmetals has a worldwide sales network, and has interests in about 160 solely or jointly funded ventures in the PRC and in about 40 entities overseas. China Minmetals has a wide spectrum of investments in the PRC. The shares of one of its subsidiaries, Minmetals Development Co., Ltd., were listed on the Shanghai Stock Exchange in the PRC in 1997 and had a market capitalisation amounting to approximately RMB6.03 billion (equivalent to approximately HK$5.69 billion) as at 14th October, 2003. Furthermore, China Minmetals has interests in companies whose shares are listed in the PRC including, Jiangxi Copper Company Limited#, Xiamen Tungsten Co. Ltd., Ningbo United Group Co., Ltd., and Shenzhen SDG Information Co., Ltd. For the year ended 31st December, 2002, the total revenue of China Minmetals amounted to about US$6.8 billion (equivalent to approximately HK$53 billion).

Jiangxi Copper Company Limited's H shares are listed on the main board of the Stock Exchange.

The business lines of China Minmetals include:

Core business lines

- trading of iron and steel, and metal products;
- trading of non-ferrous metals (including copper, aluminium, tungsten, antimony and rare earth); and
- trading of mineral products and building materials (such as coke, coal, iron ores and refractory).

Non-core business lines

- insurance;
- securities and futures; and
- property development and construction subcontracting.

Minmetals HK is an independent third party and is not connected with any of CNMG, the chief executives, Directors of the Company or any of its subsidiaries or their respective Associates. None of China Minmetals' businesses was considered to be in competition with that of the Group.

The directors of June Glory are Mr. Lin Xizhong, Mr. Liang Qing and Mr. Qian Wenchao, the directors of Minmetal HK are Mr. Lin Xizhong, Mr. Liang Qing, Mr. Qian Wenchao, Mr. Miao Gengshu and Mr. Zhou Hengbin. The legal representative of China Minmetals is Mr. Miao Gengshu. China Minmetals is a state-owned enterprise and does not have a board of directors.

Neither June Glory nor any person acting in concert with it has received any irrevocable commitment to accept the Offer.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the Directors (including the new Directors to be appointed to the Company upon the nomination of June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plan to inject any of its existing assets or businesses into the Group.

Directors and management of the Company

It is the intention of Minmetals HK to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. It is also the intention of Minmetals HK that all existing executive Directors and independent non-executive Directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the Board. As such, the Board will comprise eight Directors, including three independent non-executive Directors and five executive Directors, two of whom are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new Directors will only take effect after this document has been despatched in accordance with the Code and the Listing Rules. Minmetals HK has no intention to make any significant changes to the existing management or the employees of the Group other than the change of Directors mentioned above.

Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out below:

Mr. Lin Xizhong, aged 58, is the Vice Chairman and Managing Director of Minmetals HK. He is currently the Vice President of China Minmetals, and Chairman of AXA-Minmetals Assurance Ltd. in Shanghai. He earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in the PRC in 1973. From 1995 to 1998, he was China's representative in APEC Business Advisory Council (ABAC) of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and financial corporate management.

Mr. Qian Wenchao, aged 38, is a director of Minmetals HK. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in financial corporate management.

Dealings and holdings of Shares

Immediately following completion of the S&P Agreement and as at the Latest Practicable Date, June Glory and parties acting in concert with it held 416,009,928 Shares, representing approximately 53.9% of the existing issued share capital of the Company.

Save for the aforesaid, none of June Glory, the proposed new Directors and parties acting in concert with any of them (including BNP Paribas Peregrine) held any Shares as at the Latest Practicable Date. June Glory has confirmed to BNP Paribas Peregrine that except for the acquisition of Shares from CNMG and Haka pursuant to the S&P Agreement, none of June Glory, the proposed new Directors and parties acting in concert with any of them has dealt in the Shares during the six-month period prior to the date of the Announcement.

As at the Latest Practicable Date, save as disclosed in this document, no person had irrevocably committed himself/herself/itself to June Glory to accept or reject the Offer.

REASONS FOR THE OFFER

June Glory considers that the asset base and the operation scale of the Group, in particular, its property development and leasing businesses are quite sizable and the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and extensive business connections in the PRC, Hong Kong and other countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group, and such development will be beneficial to Minmetals HK and its subsidiaries as a whole.

PROCEDURE FOR ACCEPTANCE

To accept the Offer, Shareholders should complete and sign the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer.

The completed Form(s) of Acceptance should then be forwarded, together with the relevant Share certificates(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offer, by post or by hand to the Registrar, **as soon as practicable after the receipt of the Form(s) of Acceptance but in any event to reach the Registrar by no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later closing date as June Glory shall determine and announce.** No acknowledgment of receipt of any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given. Your attention is also drawn to the section headed "Further terms of the Offer" as set out in Appendix I to this document.

SETTLEMENT OF THE OFFER

Provided that the relevant Form(s) of Acceptance and Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order and have been received by the Registrar on or before the closing date of the Offer, a cheque for the amount due to the Shareholder in respect of the Shares tendered by him/her/it under the Offer, less seller's ad valorem stamp duty payable by him/her/it, will be despatched to the Shareholder by ordinary post at his/her/its own risk within 10 days following the date on which all relevant documents are received by the Registrar to render such acceptance complete and valid.

The attention of the Shareholders who are not residing in Hong Kong is drawn to the sections headed "Overseas Shareholders" and "Form of Acceptance and Transfer" as set out in Appendix I to this document.

All documents and remittances sent by or to the Shareholders through the post will be sent by or to them at their own risks and none of June Glory, BNP Paribas Peregrine nor the Registrar will be responsible for any loss or delay in transmission. Such documents and remittances will be sent to the Shareholders at their respective addresses as they appear in the Register of Members of the Company or, in the case of joint Shareholders, to the Shareholder whose name appears first in such Register of Members.

TAXATION

Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offer. It is emphasised that none of June Glory, BNP Paribas Peregrine or any of their respective directors or any persons involved in the Offer accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the Offer.

NO RIGHT OF WITHDRAWAL

Acceptance of the Offer shall be irrevocable and shall not be capable of being withdrawn, subject to the Code.

ADDITIONAL INFORMATION

On 15th October, 2003, Coppermine Resources Limited, a wholly-owned subsidiary of Minmetals HK, entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), a wholly-owned subsidiary of CNMG, to purchase the Bank Debts, the CNMG Debt and the CNMF Debt owing to them by OMCL respectively and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, China Expand Development Limited, another wholly-owned subsidiary of Minmetals HK, also entered into an agreement with CNMG to acquire the OS/OP Debt. Further information on the above transactions is set out in the announcement of OMCL dated 16th October, 2003 and the circular of OMCL to be issued.

Neither the S&P Agreement nor the Offer is dependent on, or connected with, the transactions involving OMCL and the purchase of OS/OP Debt as described above. The negotiations of the S&P Agreement, the transactions involving OMCL and the purchase of OS/OP Debt as described above have been conducted separately and independently of each other.

The SNMIA, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, a Director, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive of the Company, Directors, CNMG, or their respective subsidiaries and Associates.

Your attention is also drawn to the further terms of the Offer as set out in Appendix I to this document.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited
Isadora Li
Managing Director

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

5th November, 2003

To the Independent Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to the composite document dated 5th November, 2003 ("Composite Document") jointly issued by the Company, Minmetals HK and June Glory of which this letter forms part. Terms defined in such Composite Document have the same meanings when used in this letter, unless the context otherwise requires.

As the Directors who are independent parties to the Offer, we have been appointed as members of the Independent Board Committee to consider the terms of the Offer and to advise you as to whether, in our opinion, the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the terms of the Offer. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the letter from Access Capital on pages 24 to 46 of the Composite Document.

We also wish to draw your attention to: (i) the letter from the Board; (ii) the letter from BNP Paribas Peregrine; (iii) the letter from Access Capital; and (iv) the additional information set out in the appendices to the Composite Document.

RECOMMENDATION

Having taken into account the terms of the Offer and the advice of Access Capital, we consider that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Shareholders to accept the Offer in respect of some or all of their interest in the Company, or to sell their Shares in the market if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offer. Independent Shareholders who, having considered the factors set out in the letter from Access Capital, are still attracted by the future potential of the Company may wish to consider retaining part of or the entire of their interest in the Company.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Selwyn MAR
TAM Wai Chu, Maria **LAM Chun, Daniel**
Independent non-executive Directors

The following is the full text of the letter from the Independent Financial Adviser setting out their advice to the Independent Board Committee in relation to the Offer.

ACCESS
CAPITAL
3rd Floor
No. 8 Queen's Road Central
Hong Kong

5th November, 2003

To the Independent Board Committee of
ONFEM Holdings Limited

Dear Sirs,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

I. INTRODUCTION

We refer to our appointment to advise the Independent Board Committee of the Company with regard to the mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares at a price of HK$0.38 per Share (other than those Shares already owned or agreed to be acquired by June Glory or parties acting in concert with it), details of which are contained in the "Letter from the Board" set out on pages 7 to 13 of the offer document to the Shareholders dated 5th November, 2003 (the "Document"), of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Document, unless the context otherwise states.

The Board currently comprises (i) five executive Directors, namely Messrs. Gao Dezhu, Wang Xingdong, Yan Xichuan, Li Shiming (who has been suspended from duty since 4th February, 2002 pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4th February, 2002) and Ms. He Xiaoli; and (ii) three independent non-executive Directors, namely Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria.

Mr. Gao Dezhu was an employee of the State Nonferrous Metals Industry Administration ("SNMIA") which was promulgated as having been cancelled on 19th February, 2001, the controlling shareholder of CNMG (which was the controlling shareholder of the Company), and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Wang Xingdong, an executive Director of the Company, was a director of Minmetals HK up to 29th May, 2003 (resigned since then) and is not considered independent in so far as the Offer is concerned. Mr. Li Shiming, also a director of CNMG and certain companies controlled by SNMIA, has been suspended from duty, and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Yan Xichuan and Ms. He Xiaoli are salaried executive Directors and are not considered independent in so far as the Offer is concerned. Accordingly, the Independent Board Committee comprising Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria, the independent non-executive Directors, has been constituted to consider the terms of the Offer and advise the Independent Shareholders. We have been appointed to advise the Independent Board Committee as to whether the terms of the Offer are fair and reasonable, so far as the Independent Shareholders are concerned, and to give our opinion in relation to the Offer for the Independent Board Committee's consideration in making its recommendation to the Independent Shareholders.

We have requested the liquidators of CNMG (the "Liquidators") to provide us with certain information with regard to the background to the negotiation of the acquisition of the Shares under the S&P Agreement (the "Sale Shares") with a view to assisting us to ascertain, inter alia, that the consideration for the Sale Shares represents the best achievable price amongst the approaches and offers received by the Liquidators for the Sale Shares, having regard to the execution risks attached to the relevant approaches and offers, and that no other factors were relevant or which may otherwise have influenced the decision to accept the offer of the Sale Shares from June Glory. We have, however, not been provided with or given access to any information, and we are therefore not able to form any view thereon. In formulating our advice, we have relied solely on publicly available information to the extent we are aware of such information and the statements, information, opinions and representations contained in the Document and the information and representations provided to us by the Company and the Directors. We have assumed that all the publicly available information, statements, information, opinions and representations contained or referred to in the Document or otherwise provided or made or given by the Company and/or the Directors and/or any of them and for which it is/they are solely responsible were true, accurate and valid at the time they were made and given and continue to be true, accurate and valid as at the date of the Document. We have assumed that all the opinions and representations made or provided by the Company and the Directors contained in the Document have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the Directors that no material facts have been omitted from the information provided and referred to in the Document.

In the absence of any access to the abovementioned information requested from the Liquidators and as neither the Company nor any of the Directors have been involved in the negotiation process for the Sale Shares, we have based our opinion solely on objective assessments of the terms of the Offer as further set out under Section II of this letter headed "Principal factors and reasons considered". We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations contained in the Document and provided to us by the Company and the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided or referred to in the aforesaid documents, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

We have not considered the tax implications, if any, on the Independent Shareholders of their acceptance or non-acceptance of the Offer. In particular, the Independent Shareholders who are residents in tax jurisdictions outside Hong Kong or are subject to overseas taxes or Hong Kong tax on securities dealings should consult their own professional advisers with regard to their respective tax positions.

II. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to and the terms of the Offer

On 8th May, 2002, the Court issued an order for the winding up of CNMG, the controlling shareholder of the Company, and on 19th June, 2002 appointed Messrs. John Robert Lees and Desmond Chung Seng Chiong as the joint and several Liquidators. The principal assets owned by CNMG consisted of its interest in approximately 53.9% of the issued share capital of the Company and approximately 45.2% interest in the issued share capital of OMCL.

On 15th October, 2003, June Glory entered into the S&P Agreement with CNMG and the Liquidators in relation to the purchase of 416,009,928 Shares by June Glory from CNMG and Haka at a price of HK$0.38 per Share (the "Share Purchase"). Completion of the S&P Agreement took place immediately after signing of such agreement. June Glory and parties acting in concert with it were, as at the Latest Practicable Date, interested in 416,009,928 Shares, which represents approximately 53.9% of the issued share capital of the Company.

Under Rule 26.1 of the Code, June Glory is required to make a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it.

BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

For each Share .... HK$0.38 in cash

There were no outstanding warrants, share options or securities convertible into Shares as at the Latest Practicable Date.

The offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement and the Offer is unconditional.

At the offer price of HK$0.38 per Share, the Offer values the Company at approximately HK$293.4 million.

We were advised by the Board that neither the Company nor any of the Directors was involved in the discussions relating to the S&P Agreement.

2. Share price performance

The following table sets out the monthly/period highest, lowest, average closing prices and the closing price of the Shares traded on the Stock Exchange on the last full trading day of each month/period for the period commencing from 1st April, 2003 (i.e. the date approximately six months prior to the date of suspension of trading in the Shares on 15th October, 2003 pending the issue of the Announcement) and up to and including the Latest Practicable Date:

	Closing price per Share (HK$)			
Month/period	**Highest**	**Lowest**	**Average**	**Last full trading day of that month/period**
2003				
April	0.340	0.300	0.316	0.305
May				
1st to 23rd	0.330	0.290	0.313	0.330
26th (morning session)	—	—	—	0.380
26th (afternoon session) to 28th	Trading suspended pending the issue of a holding announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "First Holding Announcement")			
29th to 30th	0.410	0.385	0.398	0.385
June				
1st to 20th	0.400	0.360	0.381	0.395
23rd to 25th	Trading suspended pending the issue of a clarification announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "Clarification Announcement")			
27th to 30th	0.365	0.360	0.363	0.365
July				
2nd to 14th	0.415	0.365	0.388	0.415
15th to 31st August 1st to 12th	Trading suspended pending the issue of a holding announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "Second Holding Announcement")			
13th to 29th	0.435	0.380	0.407	0.405
September				
1st	—	—	—	0.405
2nd to 30th October 1st to 10th	Trading suspended pending the issue of an announcement relating to certain connected transactions of the Company			
13th to 14th	0.430	0.420	0.425	0.420
15th to 16th	Trading suspended pending the issue of the Announcement			
17th to 31st	0.500	0.430	0.456	0.460
November				
3rd (the Latest Practicable Date)	—	—	—	0.500

We note that the highest and the lowest closing price per Share during the six months prior to the issue of the Announcement were HK$0.435 per Share on 20th August, 2003 and HK$0.290 per Share on 2nd and 9th May, 2003 respectively. The offer price of HK$0.380 per Share represents a discount of approximately 12.6% to the highest closing price per Share and a premium of approximately 31.0% to the lowest closing price per Share respectively during such six month period.

In addition, the offer price of HK$0.38 per Share represents:

- **a discount of approximately 24.0%** to the closing price of HK$0.500 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;

- **a discount of approximately 9.5%** to the closing price of HK$0.420 per Share as quoted on the Stock Exchange on 14th October, 2003 (being the last full trading day prior to the date of suspension of trading in the Shares pending the issue of the Announcement);

- **a discount of approximately 7.8%** to the average closing price of approximately HK$0.412 per Share based on the daily closing price as quoted on the Stock Exchange over the 10 trading days up to and including 14th October, 2003;

- **a discount of approximately 7.1%** to the average closing price of approximately HK$0.409 per Share based on the daily closing price as quoted on the Stock Exchange over the 20 trading days up to and including 14th October, 2003;

- **a premium of approximately 2.2%** to the average closing price of approximately HK$0.372 per Share based on the daily closing price as quoted on the Stock Exchange over the 60 trading days up to and including 14th October, 2003;

- **a discount of approximately 41.5%** to the audited consolidated net asset value per Share of approximately HK$0.65 per Share as at 31st December, 2002 based on the audited consolidated accounts of the Group for the financial year ended 31st December, 2002 and 772,181,783 Shares in issue as at 31st December, 2002.

The graph below illustrates the daily closing price per Share quoted on the Stock Exchange and trading volume of the Shares from 2nd January, 2003 and up to and including the Latest Practicable Date (both dates inclusive):



Volume
Price
5/28/2003
7/14/2003
8/13/2003
No. of shares
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
HK$
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Offer Price
HK$0.38
Date

As illustrated in the above graph, the Shares were traded below the offer price of HK$0.38 per Share at all times during the period between 2nd January, 2003 to the date of the First Holding Announcement (i.e. 28th May, 2003).

Shareholders should note that since the publication of the First Holding Announcement and the resumption of trading in the Shares on 29th May, 2003 and up to and including 14th July, 2003 (the last trading day prior to the suspension of trading in the Shares pending the issue of the Second Holding Announcement), the daily closing price per Share rose to between HK$0.360 and HK$0.415.

Following the publication of the Second Holding Announcement and resumption of trading on 13th August, 2003, the subsequent suspension of trading in the Shares pending the issue of an announcement relating to certain connected transactions from 2nd September, 2003 to 10th October, 2003 and between 13th and 14th October, 2003 (the full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement), the daily closing price per Share was between HK$0.380 and HK$0.435.

Following the issue of the Announcement and resumption of trading on 17th October, 2003, and up to and including the Latest Practicable Date, the daily closing price per Share was in the range of HK$0.430 to HK$0.500.

There is no assurance that the price of the Shares will be traded at its current level following the closing of the Offer. We have discussed with the Directors the possible reasons for the price performance of the Shares during the period under review but could not identify any conclusive reason(s) for such price performance.

Having considered that the Shares were traded below the offer price of HK$0.38 per Share at all times during the period between 2nd January, 2003 and the date of the First Holding Announcement, the uncertainty as to whether the Shares will be traded at its current price level following the closing of the Offer, the offer price represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share as described in paragraph 4(c) below, and the other factors and reasons set out below, we are of the view that the offer price of HK$0.38 per Share is fair and reasonable.

3. Turnover of the Shares

The following table sets out the total number of Shares traded per month/period, and the respective percentage of monthly/period trading volume compared with the issued share capital and the Shares held by the public respectively for the period commencing on 1st April, 2003 (approximately six months prior to the date of suspension of trading in the Shares on 14th October, 2003 pending the issue of the Announcement) and up to and including the Latest Practicable Date:

Month/ period	No. of Shares traded *per month/* period	Shares in issue as at the *end of the* month/period	Shares traded as a percentage of the Shares in issue	Shares held by the public as at the end of the month/period	Shares traded as a percentage of Shares held by the public
2003					
April	3,818,000	772,181,783	0.49%	356,171,855	1.07%
May					
1st to 26th (morning session)	3,336,500	772,181,783	0.43%	356,171,855	0.94%
26th (afternoon session) to 28th	Trading suspended pending the issue of the First Holding Announcement				
29th to 30th	8,648,000	772,181,783	1.12%	356,171,855	2.43%
June					
1st to 20th	19,338,396	772,181,783	2.50%	356,171,855	5.43%
23rd to 25th	Trading suspended pending the issue of the Clarification Announcement				
27th to 30th	142,000	772,181,783	0.02%	356,171,855	0.04%
July					
2nd to 14th	4,352,614	772,181,783	0.56%	356,171,855	1.22%
15th to 31st August 1st to 12th	Trading suspended pending the issue of the Second Holding Announcement				
13th to 29th	11,121,138	772,181,783	1.44%	356,171,855	3.12%
September					
1st *(Note 1)*	1,472,000	772,181,783	0.19%	356,171,855	0.41%
2nd to 30th October 1st to 10th	Trading suspended pending the issue of an announcement relating to certain connected transactions of the Company				
13th to 14th *(Note 2)*	6,422,076	772,181,783	0.83%	356,171,855	1.80%
15th to 16th	Trading suspended pending the issue of the Announcement				
17th to 31st	50,229,566	772,181,783	6.50%	356,171,855	14.10%
November					
3rd (the Latest Practicable Date) *(Note 3)*	6,218,500	772,181,783	0.81%	356,171,855	1.75%

37

Notes:

1. This represents the trading volume of the only trading day of the Shares in September 2003.

2. This represents the trading volume of the only two trading days of the Shares prior to the issue of the Announcement in October 2003.

3. This represents the trading volume of the only trading day of the Shares prior to the dispatch of the Document in November 2003.

The trading volume of the Shares during the period under review was quite thin. Shareholders should note that the trading volume fluctuates immediately following the resumption of trading of the Shares after the publication of the First Holding Announcement. The trading volume of the Shares following the issue of the First Holding Announcement and up to and including the date of the issue of the Second Holding Announcement was in the range of 1.22% (representing the aggregate trading volume of the Shares recorded for those days the Shares have traded in July 2003) to 5.47% (representing the aggregate trading volume of the Shares recorded for those days the Shares have traded in June 2003) of the issued Shares held in the hands of the public.

The trading volume of the Shares following the issue of the Second Holding Announcement and up to and including the date of the issue of the Announcement, was in the range of 0.41% (please also refer to note 1 above) to 3.12% of the issued Shares held in the hands of the public. Following the issue of the Announcement and up to and including the Latest Practicable Date, the trading volume of the Shares was in the range of 1.75% (please refer to note 3 above) to 14.10% of the issued Shares held in the hands of the public. It is not certain whether the more active trading volume recorded immediately following the publication of the Announcement will or will not recur or can be sustained following the closing of the Offer. As a result of the aforesaid uncertainty, this level of liquidity may not be sustainable or sufficient, in our view, for all holders of the Shares to sell all their Shares in the market without depressing the market price of the Shares.

4. Financial information

(a) Earnings and future outlook

A summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003 is set out in Appendix II to the Document.

The Group has had a volatile earnings record in recent years. It recorded a net profit of approximately HK$11.5 million in 2000, incurred a loss in excess of HK$373.7 million in 2001 and recorded a relatively smaller loss of approximately HK$136.9 million in 2002. The Group's operating results also fluctuated substantially during such period. It recorded an operating profit of approximately HK$22.8 million in 2000, an operating loss of approximately HK$374.1 million in 2001 and a relatively smaller operating loss of approximately HK$128.5 million in 2002.

As mentioned in the Chairman's statement in the Company's 2002 annual report, the Group, with operating efficiency problems in certain subsidiaries, concentrated on internal reform, business consolidation and the introduction of measures to improve corporate governance during the year 2002. The overall operating loss of the Group in 2002 improved (1) significantly due to the reduction in, or no provisions for, (i) the impairment in value of non-trading securities, (ii) a loan to an intermediate holding company, and (iii) bad and doubtful debt from a sundry debtor and, (2) to a lesser extent, a decrease in administrative expenses, in particular, staff costs/salaries and provision for bad and doubtful debts.

For the six months ended 30th June 2003, the Group recorded an operating loss of approximately HK$36.0 million and a net loss of approximately HK$40.4 million as compared to an operating loss of approximately HK$54.4 million and a net loss of approximately HK$58.5 million for the corresponding period in 2002.

According to the Company's 2003 interim report for the six months ended 30th June, 2003, the improvement in the operating results of the Group was mainly due to the reduction in staff costs, an increase in overall profit margin and a shorter debt collection period.

The Group's manufacturing and trading division and specialised construction contracting division are engaged in businesses that face considerable competition. In 2002, the Group enhanced its corporate governance and introduced cost control measures to better position it to compete. Going forward, the Group will further establish its brand name and explore cooperation opportunities with suppliers to develop quality new products in the manufacturing and trading segment.

As advised by the management of the Company, the average occupancy rate at the Group's ONFEM Tower in Central, Hong Kong remained at over 91% in 2002 and approximately 84% for the six months ended 30th June, 2003, thereby contributing a rental and management fee income of approximately HK$10.4 million and HK$5.5 million respectively for the Group, representing approximately 3.1% and 6.0% of the Group's total turnover of approximately HK$332.2 million and HK$92.4 million for 2002 and the first six months of 2003 respectively. The Directors believe that the property market in Zhuhai, in the PRC appears to be more stable after a period of adjustments and that potential opportunities may arise if the proposed plan for the construction of the Hong Kong-Zhuhai-Macau Bridge (港珠澳大橋) is finalised. However, the Directors remain cautious about the future prospects of the Haitian Garden project located in Zhuhai, in the PRC (phase 1 of which is expected to be completed in September in 2004) as the property market in Zhuhai remains a difficult one. With no shortage of, and the current weak local demand for, high-end residential and commercial properties, demand would likely be dependent on the unpredictable interest of non-Zhuhai investors. The Directors, therefore, consider that the ability of the Group to earn a return for the Shareholders from the Haitian Garden project will be dependent on a very disciplined approach in all aspects of the development of, as well as the demand for, luxury and high-priced property in Zhuhai, in the PRC.

(b) Segment analysis on the Group's results, assets and liabilities

The following is a summary of the segment analysis of the Group's assets and liabilities and results as set out in note 3 to the accounts contained in the Company's 2002 annual report:

(in HK $'000)	Property leasing	Property development	Construction and engineering contracts	Manufacturing and trading	Security investment and trading	Unallocated	Total
Segment assets	217,542	226,073	146,763	25,514	43,468	280,604	939,964
Segment liabilities	6,249	34,315	167,065	10,938	1	188,266	406,834
Segment assets less liabilities	211,293 *(Note 1)*	191,758 *(Note 2)*	(20,302)	14,576	43,467	92,338	533,130
Less: Minority interests							34,072
Shareholders' funds							499,058
						Unallocated expenses, net	Operating loss
Segment results	(19,355)	8,674 *(Note 3)*	(91,845)	(7,125)	2,590	(21,461)	(128,522)

Notes:

1. Principally relates to ONFEM Tower, Hong Kong.

2. Principally relates to Haitian Garden, Zhuhai, in the PRC.

3. Including a gain on partial waiver of certain payables relating to Haitian Garden, Zhuhai, in the PRC.

As shown in the above table, the net assets of property related segments accounted for approximately 81% of the Group's shareholders' funds as at 31st December, 2002. However, the combined total of the segment assets less liabilities of the construction and engineering contracts division and the manufacturing and trading division aggregated to a net liability position of approximately HK$5.7 million as at 31st December, 2002, despite the fact that these two divisions accounted for some 94% of the consolidated turnover in 2002.

According to the unaudited interim results for the six months ended 30th June, 2003 and the management of the Company, the Group's net cash balance as at 30th June, 2003 has increased to approximately HK$188.6 million (as compared with approximately HK$177.8 million as at 31st December, 2002), consisting of a combined total of pledged deposits and cash and bank deposits of approximately HK$287.5 million as at 30th June, 2003 (approximately HK$312.2 million as at 31st December, 2002) as well as a combined total of short-term and long-term borrowings of approximately HK$98.9 million as at 30th June, 2003 (approximately HK$134.4 million as at 31st December, 2002).

We have confirmed with the Company that the unallocated corporate assets less liabilities of approximately HK$92.3 million as shown in the above table form part of the Group's net cash position, and were not deployed for any specific business segments of the Group as at 31st December, 2002.

Shareholders are advised to note that according to an announcement issued by the Company on 11th September, 2003, the debt restructuring proposals for Condo Curtain Wall Company Limited (an indirect 52% owned subsidiary of the Company) ("CCW") and Condo Engineering (China) Limited (an indirect 52% owned subsidiary of the Company) ("CEC") have lapsed. On 8th September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. The winding up of CCW and CEC resulted in the demand for repayment of two banking facilities of approximately HK$4.8 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45.8 million to the relevant bank creditor on 1st April, 2003) and HK$7.0 million respectively granted to CCW and CEC. On 2nd October, 2003, the Group has fully repaid the aforesaid sums to the relevant bank creditors.

As a separate matter, the Company announced on 14th August, 2003 that a deed of compromise (the "Deed") was entered into between the Company and a bank in respect of a Hong Kong dollars fixed deposit, whereby the bank agreed to release a sum of approximately HK$7.0 million, equivalent to approximately 60% of the sum of the aforesaid deposit and the interest accrued thereon amounting to approximately HK$11.7 million, as full and final settlement of all claims by the Company against the bank in respect of the deposit. Since a provision for the loss on the unrecoverable portion of the Deed has been made and reflected in the audited consolidated accounts of the Group for the year ended 31st December, 2002, the Board is of the view that the settlement under the Deed will not have any further material adverse financial impact on the Group.

(c) *Adjusted net tangible asset value of the Group*

Shareholders' attention is drawn to the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group set out in Appendix II to the Document. It is noted that the unaudited pro forma adjusted consolidated net tangible assets of the Group was approximately HK$502,434,000, equivalent to a net tangible asset value of approximately HK$0.65 per Share (based on 772,181,783 Shares in issue as at the Latest Practicable Date). Accordingly, the offer price of HK$0.38 per Share represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share.

(d) ***Comparison with share trading statistics of peer group and recent takeover transactions***

Taking into consideration the relative weighting of profitability and asset deployment of the Group's business activities as set out in 4(b) above, we consider that any prospective purchaser of a controlling interest would focus on the underlying property portfolio of the Group.

In the following discussion, we have reviewed certain transaction statistics of all recently successfully completed takeovers of publicly listed companies in Hong Kong in the property sector in the last 24 months (i.e. since November 2001) as well as current share trading statistics of comparable companies, and seek to ascribe a possible range of valuation that we consider to be appropriate for the purpose of making a comparison to the offer price for the Shares.

(i) *Recent takeovers of companies with high concentration of value in a single property in Hong Kong*

Announcement date of transaction	Company name	Principal activities	Offer price per share *(HK$)*	Adjusted consolidated net tangible asset value ("Adjusted NTA") per share *(HK$)*	Discount of offer price per share to Adjusted NTA per share ("NTA Discount")	Remarks
18th December, 2001	Kowloon Development Company Limited ("Kowloon Development")	Property investment and development	3.58	6.34	43.5%	The net book value of Kowloon Development's interest in its flagship investment property in Kowloon represents some 84.1% of its Adjusted NTA.
21st February, 2003	Asean Resources Holdings Limited ("Asean")	Property investment & development	0.8784	1.12	21.6%	Relates to the "Elizabeth Asean Offer" in respect of the proposed interest in Elizabeth House, Hong Kong, which will be the sole principal asset of Asean.
Average					32.55%	

We have further noted that discounts of the latest share price as at the Latest Practicable Date to the latest published audited consolidated net tangible asset value per share of Melbourne Enterprises Limited (with its principal assets being its interest in Melbourne Plaza, Hong Kong) and Kowloon Development were approximately 37% and 27% respectively.

(ii) *Recent takeover of company (the only successfully completed takeover of a publicly listed company in Hong Kong in the property sector in the last 24 months (i.e. since November 2001) and has a substantial and established history in property development in the PRC)*

Announcement date of transaction	Company name	Offer price per share *(HK$)*	Latest published consolidated net tangible asset value ("Published NTA") per share *(HK$)*	Discount of offer price per share to Published NTA per share
12th May, 2003	Tomson Group Limited	0.73	3.21	77.3%

We have also reviewed, and summarised in the following table, the latest trading statistics of the shares of six other established publicly listed companies (excluding H-share companies) (i.e. the only six companies that can fulfill the following criteria, with market capitalisation over HK$500 million, which have a substantial and established history in property investment and development in the PRC with more than 70% of their revenue attributed to the property development and investment business in the PRC according to their respective latest published audited financial statements).

Company name	Total market capitalisation as at the Latest Practicable Date *(HK$ million)*	Discount of market capitalisation to Published NTA
China Resources Land Limited	1,637.91	59%
Henderson China Holdings Limited	1,887.75	73%
Lai Fung Holdings Limited	953.49	86%
New World China Land Limited	2,549.23	86%
Pacific Concord Holdings Limited	2,078.57	71%
Tomson Group Limited	1,493.95	57%
Average discount to Published NTA		**72%**

We conclude from the above table that the market in general is rather cautious towards PRC property investment and development counters, which is reflected in the large discount of share price to net tangible asset value of these counters.

(iii) *Peer company in trading and manufacturing of decoration materials businesses*

The Group's businesses in these areas are largely loss making and they are operating in a very competitive environment. We have reviewed, and summarised below, the trading statistics of the only listed company in Hong Kong that is principally engaged in trading and manufacturing of decoration materials in Hong Kong, the business of which is comparable with the manufacturing and trading business of the Group.

Company	Principal activities	Total market capitalisation *(HK$ million)*	Historic price earnings ratio ("PER")	Discount of market capitalisation to Published NTA	Remarks
Decca Holdings Limited	The group is principally engaged in interior decoration, trading of furniture, and manufacturing of furniture and decoration materials	110.0	N.A.	39%	The company recorded a dealing net profit of HK$58.1 million in 2000, HK$6.0 million in the financial year ended 31st March, 2002 and incurred a net loss of HK$69.0 million in the financial year ended 31st March, 2003

In view of the absence of profit in the Group's business in this segment and in view of the discount of market capitalisation to Published NTA of the above-mentioned peer company, we consider it is unlikely that an interested buyer would ascribe a valuation better than the level (in respect of the discount to Published NTA) attained by the abovementioned company to use as a benchmark.

(e) ***Estimate of "fair value" of the Group***

Based on the above analysis and applying the conclusions drawn, we have therefore analysed the value of the constituent parts of the Group's businesses and assets as follows:

Asset/Business	Segment assets less liabilities as at 31st December, 2002 *(HK$'000)*	Adjusted value *(HK$'000)*	Comment and basis of adjustment
Property leasing	211,293	142,517	Adjusted by reference to the average NTA Discount rate of 32.55% as per para. 4(d)(i) above.
Property development	191,758	53,692	Adjusted by reference to the average discount to Published NTA of 72% as per para. 4(d)(ii) above.
Construction and engineering contracts	(20,302)	(20,302)	No adjustment was made. Please refer to note below.
Manufacturing and trading	14,576	8,891	Adjusted by reference to the discount to Published NTA of 39% as per para. 4(d)(iii) above.
Security investment and trading	43,467	43,467	100% rating is attributable to the Group's segment net position.
Unallocated corporate assets less liabilities	92,338	92,338	No adjustment was made for the reason set out in paragraph 4(b) above.
Sub-total	533,130	320,603	
Minority interests	(34,072)	(34,072)	
Net loss for the six months ended 30th June, 2003		(40,416)	
Add: Adjusted resulted from the winding-up of CCW and CEC		32,387	Please refer to note below.
Total	499,058	278,502	Equivalent to approximately HK$0.361 per Share (based on 772,181,783 Shares in issue as at 31st December, 2002).

Note: As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the Court on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have no longer been consolidated by the Group since the date of the winding-up orders. Please also refer to the pro forma statement of adjusted consolidated net tangible assets of the Group as set out in Appendix II to the Document.

Based on the above, we have arrived at an estimate of valuation of approximately HK$0.361 per Share.

We have compared the aforesaid estimate of fair value per Share and the offer price per Share of HK$0.38 and noted that the offer price per Share is slightly higher than the abovementioned estimate price which an interested purchaser for the controlling interest of the Company might be reasonably expected to pay.

(f) ***Dividend***

Over the past three financial years, except for the year ended 31st December, 2000 in which the Group earned a net profit of approximately HK$11.5 million, the Group has incurred losses and has not declared any dividends. In view of the challenges expected to be faced by the Group as explained in paragraph 4(a) above and June Glory not having indicated any concrete proposals as to how and when to return the Group's business to profitability as set out in paragraph 5(a) below, we would therefore caution the Shareholders that there is no assurance as to when the Group will return to profitability and put the Company in a position to declare a dividend. Hence, there is no assurance as to when the Group will share its future profit with its Shareholders by way of dividends.

5. Other considerations

(a) ***Intention of June Glory with respect to the Group***

June Glory intends to retain the listing of the Shares on the Stock Exchange after the closing of the Offer.

June Glory considers that the asset base and the scale of operations of the Group, in particular, its property development and leasing businesses are quite sizeable and that the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and with extensive business connections in Hong Kong, the PRC and other countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group and such strengthening and expansion would be beneficial to Minmetals HK and its subsidiaries.

In addition, June Glory has stated in the "Letter from BNP Paribas Peregrine" set out in the Document that the existing principal activities of the Group will remain unchanged. Minmetals HK intends that the Directors (including the new Directors to be appointed to the Board) will further analyse the financial position and operations of the Group following completion of the Offer with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. However, Minmetals HK has indicated that it has no plan to inject any of its assets or businesses into the Group.

Given the nature of the business of Minmetals HK and the wide spectrum of investment of China Minmetals (the holding company of Minmetals HK) as described in the "Letter from BNP Paribas Peregrine" set out in the Document, Shareholders should note that following the completion of the Offer, there may be possible competition for business between the Group and China Minmetals and its subsidiaries (including Minmetals HK) and its associated companies.

In addition, although June Glory has indicated that the principal activities of the Group will remain unchanged (as mentioned above), further analyses will be made on the financial position and operations of the Group with a view to formulating a long term development and business strategy. Accordingly, Shareholders should also note that there may be realignment of business units and functions among the Group and China Minmetals and its subsidiaries and associated companies following the completion of the Offer.

Since no concrete plan(s) with regard to the future long term development and business strategy are available as at the Latest Practicable Date, we are of the view that we are not in a position to opine on the effect (if any) on the Group with regard to (i) any possible competition for business or (ii) any possible realignment of business units and functions among the Group and China Minmetals and its subsidiaries and associated companies. However, we believe the interests of the Shareholders are safeguarded by the Company's continuing obligation to comply with the requirements as prescribed in Chapter 14 of the Listing Rules, according to which any acquisition or disposal of assets or businesses (unless exempted within the criteria as prescribed in the Listing Rules), or transactions between the Group and the connected persons (as defined in the Listing Rules) will require to be publicly announced and/or subject to Independent Shareholders' approval at the general meeting of the Shareholders.

(b) ***Directors and management of the Company***

Minmetals HK has stated its intention to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. On the other hand, all existing members of the Board (other than Mr. Gao Dezhu and Mr. Li Shiming, who will resign upon the closing of the Offer), will remain as Directors. Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out in the "Letter from BNP Paribas Peregrine" in the Document.

Apart from the aforesaid proposed changes of Directors, Minmetals HK does not intend to make any significant change to the existing management or the employees of the Group.

(c) ***Public float following the closing of the Offer***

June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new Directors to be appointed to the Board) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure at least a 25% public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that if less than 25% of the Shares are in public hands following the closing of the Offer, or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of the Shares; or**
- **that there are insufficient Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in the Shares.

In this connection, the Independent Shareholders should note that upon closing of the Offer, there may be insufficient public float for the Shares and therefore, trading in the Shares may be suspended until a sufficient level of public float is attained.

If the Company remains a listed company after the close of the Offer, the Stock Exchange will closely monitor all future acquisitions or disposals of assets of the Company. The Stock Exchange has indicated that it has the discretion to require the Company to issue an

announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new applicants as set out in the Listing Rules.

The Independent Shareholders should note that upon the closing of the Offer, if less than 25% of the Shares are held by the general public, June Glory will be required to place down the Shares to maintain sufficient number of Shares in the public hands, any consequential placing down of the Shares might have dampening effect on the price of the Shares.

III. RECOMMENDATION

We have considered the above principal factors and reasons and have, in particular, taken the following factors into account when arriving at our opinion:

— the Shares have been traded at a discount to the offer price during the six months prior to the issue of the Announcement and as discussed in paragraph 2 of section II above;

— the thin liquidity of the Shares, as discussed in paragraph 3 of section II above, which may cause difficulty for Shareholders in disposing of their Shares in the market and exert downward pressure on the Share price;

— the offer price represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share as discussed in paragraph 4(c) of section II above;

— the comparison with share trading statistics of peer group and recent takeover transactions and the estimated "fair value" of the Group as discussed in paragraphs 4(d) and (e) of section II above indicate that our valuation is relatively close to the offer price at which any interested purchaser for the controlling interest of the Company may be reasonably expected to pay;

— the uncertainties with regard to future dividend payment as discussed in paragraph 4(f) of section II above;

— the historical performance and future outlook of the Group as discussed in paragraph 4(a) of section II above; and the fact that most of the Group's operating businesses are not profitable;

— the segment analysis on the Group's results, assets and liabilities as discussed in paragraph 4(b) of section II above further underlines the belief of the Directors that the prospects of the Group remain challenging; and

— the future intentions of June Glory with respect to the Group as discussed in paragraph 5 of section II above and the absence of any present intention of assets or business injection into the Group.

Having considered the above, we believe the terms of the Offer to be fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Board Committee to recommend the Independent Shareholders to accept the Offer in respect of some or all of their interests in the Company, or to sell their Shares in the market if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offer. The Independent Board Committee should also advise the Independent Shareholders that if the Independent Shareholders, having considered the abovementioned factors, are still attracted by the future potential of the Company, the Independent Shareholders may wish to consider retaining part of or their entire interest in the Company.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

1. PROCEDURE FOR ACCEPTANCE

(a) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/are in your name, and you wish to accept the Offer, you must send the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(b) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/are in the name of a nominee company or any name other than your own, and you wish to accept the Offer (either in full or in respect of part of your holding(s) of the Share(s)), you must either:

(i) lodge your Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee with instructions authorising it to accept the Offer on your behalf and requesting it to deliver the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Share(s) to be registered in your name(s) by the Company through the Registrar, and send the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/ or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(c) If you have lodged transfer(s) of Share(s) for registration in your name and have not yet received your Share certificate(s) and you wish to accept the Offer, you should nevertheless complete the Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to BNP Paribas Peregrine and/or June Glory or their respective agent(s) to collect from the Company or the Registrar, on your behalf, the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrar with the Form of Acceptance.

(d) If the Share certificate(s) and/or transfer receipt(s) and/or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) is/are not readily available and/or is/are lost and you wish to accept the Offer, the Form of Acceptance should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your Share certificate(s) and/or transfer receipts and/or other document(s) of title (and/or any other satisfactory indemnity or indemnities required in respect thereof) or that it is/they are not readily available. If you find such document(s) or if it/they become(s) available, the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for a form of letter of indemnity which, when completed in accordance with the instruction given, should be returned to the Registrar.

(e) If your Shares have been lodged with your broker/custodian bank through CCASS, you should instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited which, in this case, is one business day before the closing for acceptance of the Offer (i.e. Tuesday, 25th November, 2003). In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the timing on processing of your instruction, and submit your instruction to your broker/custodian bank as required by them.

(f) If your Shares have been lodged with your Investor Participant Account with CCASS, you should issue your instruction via the CCASS Phone System or CCASS Internet System no later than one business day before the closing for acceptance of the Offer (i.e. Tuesday, 25th November, 2003).

(g) If you have lodged transfer(s) of any of your Shares for registration in your name(s) and have not yet received your Share certificate(s), and you wish to accept the Offer in respect of Share(s), you should nevertheless complete the relevant Form(s) of Acceptance and deliver it/them to the Registrar together with the transfer receipt(s) duly signed by yourself(ves). Such action will be deemed to be an authority to BNP Paribas Peregrine and/or June Glory or their respective agent(s) to collect from the Registrar on your behalf the relevant Share certificate(s) when issued and to deliver such Share certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s), subject to the terms of the Offer as if it was/they were delivered to the Registrar with the relevant Form(s) of Acceptance.

(h) Acceptance(s) of the Offer may, at the discretion of June Glory, be treated as valid even if not accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), but in such cases, the cheque(s) for the consideration due will not be despatched until the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrar.

(i) An acceptance may not be counted towards fulfilling an acceptance condition unless:

(i) it is received by the Registrar on or before the latest time for acceptance set out in this document and the Registrar has recorded that the acceptance and any relevant documents have been so received; and

(ii) the Form of Acceptance is duly completed and is:

- accompanied by Share certificate(s) in respect of the Share(s) and, if those certificates are not in your name, such other documents (e.g. a duly stamped transfer of the relevant Share(s) in blank or in favour of you executed by the registered holder) in order to establish your right to become the registered holder of the relevant Share(s); or

- from a registered holder or his personal representatives (but only up to the amount of the registered holding and only to the extent that the acceptance relates to Share(s) which are not taken into account under another sub-paragraph of this paragraph (ii)); or

- certified by the Registrar or the Stock Exchange.

If the Form of Acceptance is executed by a person other than you, appropriate evidence of authority (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(j) No acknowledgement of receipt for any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(k) *Consideration due under the Offer to the accepting Shareholders will be settled* within 10 days from the date of receipt of all the relevant documents to render acceptance and transfer under the Offer complete and valid.

(l) The address of the Registrar is at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

2. ACCEPTANCE PERIOD, REVISIONS AND EXTENSION

The period for acceptance of the Offer will close at 4:00 p.m. on Wednesday, 26th November, 2003, being 21 days from the date of posting of this document. June Glory does not intend to extend the time for acceptance of the Offer beyond that date but reserves the right to do so. In the event that June Glory revises the terms of the Offer, Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. Unless the period for acceptance of the Offer is revised or extended, the Offer will remain open for acceptance until 4:00 p.m. on Wednesday, 26th November, 2003.

If the Offer is extended, the announcement of such extension will state the next closing date. If the Offer is extended and the next closing date is not stated in the announcement, it will remain open for acceptance for not less than 14 days from the posting of the revised Offer document to the Shareholders and, unless previously revised shall be closed on the subsequent closing date.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the Closing Date, or such later time as the Executive may agree, June Glory shall inform the Executive and the Stock Exchange of its intention in relation to the revision, extension or expiry of the Offer. June Glory shall publish by 7:00 p.m. on the Closing Date an announcement on the website of the Stock Exchange stating whether the Offer has been revised, extended or has expired. The announcement shall also be republished on the next business day in the press in Hong Kong, both English and Chinese, and shall (except in the case of revision) state the total number of Shares in the Company:

- for which acceptance of the Offer have been received;
- held, controlled or directed by June Glory or parties acting in concert with it before the Offer period; and
- acquired or agreed to be acquired during the Offer period by June Glory or any parties acting in concert with it.

The announcement shall include the details of voting rights, rights over Shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of the voting rights, represented by these numbers.

If June Glory is unable to comply with any requirements of Rule 19 of the Code, the Executive may require the Shareholders who have tendered their Form(s) of Acceptance to accept the Offer be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of Shares represented by acceptances, there may be included or excluded, for announcement purposes, acceptances which are not in all respects in order or are subject to verification. The number of these acceptances will be separately stated.

(c) As required under the Code and the Listing Rules, all announcements in relation to the Offer, in respect of which the Executive and (if applicable) the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and is generally circulated in Hong Kong.

4. RIGHT OF WITHDRAWAL

Acceptances to the Offer tendered by Shareholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Code. Such circumstances are to effect that if June Glory is unable to comply with the requirements set out in paragraph 3 of this Appendix, the Executive may require that Shareholders who have tendered their Form(s) of Acceptance to the Offer be granted a right of withdrawal on terms that are acceptable to the Executive until the requirements set out in that paragraph are met.

5. SHARES ACQUIRED UNDER THE OFFER

The Shares acquired under the Offer will be fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching to them including, in respect of the Shares, the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003.

6. OVERSEAS SHAREHOLDERS

(a) In order to address concerns regarding the implications under overseas jurisdictions in relation to the making of the Offer to overseas Shareholders (which implications may include illegality, filing and registration requirements or the need for compliance with other requirements), the Offer will not be made to any Excluded Shareholders. An application was made to the Executive under Note 3 to Rule 8 of the Code for not extending the Offer to the Excluded Shareholders, being Shareholders with addresses registered in the Excluded Countries. The Excluded

Countries include Singapore, the United Kingdom and Canada. The Executive has consented to the Offer not being made to the Excluded Shareholders.

(b) As the Offer to persons other than the residents in Hong Kong may be affected by the laws of the relevant jurisdiction, overseas Shareholders should satisfy themselves about and observe any applicable legal requirements.

(c) It is the responsibility of each overseas Shareholder who wishes to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consents which may be required or compliance with other necessary formalities or legal requirements.

(d) The Company reserves the right to notify any matter in relation to the Offer to Shareholders (including overseas Shareholders) by announcement or by advertisement in a newspaper which may not be circulated in the jurisdictions in which the overseas Shareholders reside. The notice will be deemed to have been sufficiently given, despite any failure by an overseas Shareholder to receive or see that notice.

7. FORM OF ACCEPTANCE AND TRANSFER

Each Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with June Glory, so as to bind him/her/it, his/hers/its personal representatives, heirs, successors and assigns, to the following effect:

(a) that the execution of the relevant Form of Acceptance whether or not any boxes are completed shall constitute:

(i) an acceptance of the Offer in respect of the number of Shares inserted or deemed to be inserted in such form on and subject to the terms and conditions set out or referred to in this document and in such form and that, subject only to the rights of withdrawal set out or referred to in paragraph 4 of this Appendix, each such acceptance and election shall be irrevocable; and

(ii) an undertaking to execute any further documents, take any further actions and give any further assurances which may be required in connection with the foregoing including, without limitation, to secure the transfer of the Shares in respect of which he/she/it has accepted or is deemed to have accepted the Offer to June Glory and the benefit of all dividends and distributions declared, made or paid on or after 15th October, 2003;

(b) stamp duty at the rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be deducted from the amount payable to the Shareholders who accept the Offer and the offeror will arrange for payment;

(c) the Shares acquired under the Offer are sold by such person or persons fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing to them and thereafter including, in respect of the Shares, the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003;

(d) that such Shareholder will deliver or procure the delivery to the Registrar at the address referred to in paragraph 1(l) of this Appendix of his/her/its Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) in respect of all Shares held by him/her/it in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to June Glory in lieu thereof, as soon as possible;

(e) that the execution and delivery of the relevant Form(s) of Acceptance to the Registrar constitutes a separate and irrevocable authority and request to June Glory to procure the despatch by post of a cheque in respect of any cash payment in connection with the Offer, at the risk of such Shareholder, to the person or agent whose name and address is set out in the relevant Form(s) of Acceptance or, if none is set out, to the first-named or the sole registered holder of the relevant Shares at his/hers/its registered address;

(f) that the terms and conditions of the Offer contained in this document shall be incorporated in and form part of the relevant Form of Acceptance, which shall be read and construed accordingly;

(g) that in relation to the Offer, he/she/it will do all such acts and things as shall be necessary or expedient to vest in June Glory, or its nominees or such other person as it may decide, the Shares to which such acceptance relates;

(h) that he/she/it submits, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of Hong Kong;

(i) acceptance of the Offer by any nominee will be deemed to constitute a warranty by such nominee to June Glory that the number of Shares indicated in the Form of Acceptance is the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offer;

(j) the Offer and all acceptances thereof, the Form of Acceptance and all contracts made pursuant to the Offer, and all action taken or made or deemed to be taken or made pursuant to these terms are governed by and shall be construed in accordance with the laws of Hong Kong. Execution of a Form of Acceptance by or on behalf of the relevant Shareholder will constitute such Shareholder's submission in relation to all matters arising out of the Offer and the relevant Form of Acceptance to the jurisdiction of the courts of Hong Kong and the Shareholder's agreement that nothing shall limit the right of June Glory to bring an action, suit or proceeding arising out of or in connection with the creation, validity, effect, interpretation or performance of the legal relations established in relation to the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction;

(k) in relation to any acceptance of the Offer in respect of a holding of Shares which is in uncertificated form, June Glory's receiving agent reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer whether in order to comply with the formalities or requirements of CCASS or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Executive;

(l) the terms, provisions, instructions and authorities contained in or deemed to be contained in the Form of Acceptance constitute part of the terms of the Offer. The provisions as set out in this Appendix shall be deemed to be incorporated into the Form of Acceptance; and

(m) due execution of the Form of Acceptance in respect of the Offer will constitute an authority given to June Glory, BNP Paribas Peregrine, any director of June Glory or their respective agents to complete and execute on behalf of the Shareholders who accept the Offer, the Form of Acceptance and any document and, in relation to the Offer, to do any other act that may be necessary or expedient for the purpose of vesting in June Glory, or such person or persons as June Glory shall direct, the Shares which are the subject of such acceptance.

If the Shareholder who has tendered his/her/its Form of Acceptance is an overseas Shareholder, he/she/it should have satisfied himself/herself/itself as to full observance of the laws of the relevant jurisdictions, obtained any and all requisite governmental, exchange control or other consents, complied with all requisite formalities and paid taxes payable by him/her/it in connection with such acceptance in any territory.

8. GENERAL

(a) All communications, notices, Forms of Acceptance, Share certificates, transfer receipts and other documents of title or of indemnity or of any other nature to be delivered by or sent to or from the Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of June Glory, BNP Paribas Peregrine, nor the Registrar accepts any liability for any loss or any other liabilities whatsoever which may arise as a result thereof.

(b) The provisions set out in the accompanying Form of Acceptance form part of the terms of the Offer.

(c) Notwithstanding any other provision as set out in this Appendix, June Glory's receiving agent and BNP Paribas Peregrine reserve the right to treat acceptances as valid if received by or on behalf of it at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(d) The accidental or deliberate omission, if any, to despatch this document and/or the Form of Acceptance or either of them to any person to whom the Offer is made will not invalidate the Offer in any way.

(e) If, in the course of the Offer, June Glory revises the terms of the Offer, all Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. The revised Offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

(f) Settlement of the consideration to which any Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which June Glory may otherwise be, or claim to be, entitled against such Shareholder.

(g) June Glory has no intention to exercise its power in relation to the compulsory acquisition but reserves the right to do so.

(h) The English text of this document and of the Form of Acceptance shall prevail over the Chinese text.

SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:	*HK$*
2,000,000,000 Shares	200,000,000
Issued and fully paid:	
772,181,783 Shares	77,218,178

All of the Shares currently in issue rank pari passu in all respects with each other, including, in particular, as to dividends, voting rights and capital. No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange.

No new Shares have been issued by the Company since 31st December, 2002 up to the Latest Practicable Date.

The Company also did not have any convertible securities, options or warrants in issue as at the Latest Practicable Date.

SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the audited consolidated profit and loss accounts of the Group prepared under HK GAAP for the three years ended 31st December, 2002, 2001 and 2000 extracted from the annual reports of the Company and the unaudited consolidated profit and loss accounts of the Group prepared under HK GAAP for the six months ended 30th June, 2003 and 2002 extracted from the interim report for the six months ended 30th June, 2003 which was published on 19th September, 2003. In connection with the audited consolidated accounts of the Group for the years ended 31st December, 2001 and 2000, the auditors of the Company drew attention to the limitation of audit scope relating to insufficient evidence obtained to determine the fair value of the investment in a company incorporated in the British Virgin Islands, of which the financial information was withheld by the liquidator.

	Year ended 31st December, 2002	Year ended 31st December, 2001	Year ended 31st December, 2000	(Unaudited) Six months ended 30th June, 2003	(Unaudited) Six months ended 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	332,168	315,580	470,641	92,408	123,022
(Loss)/profit before taxation	(136,225)	(382,803)	8,305	(39,491)	(57,878)
Taxation	(363)	(13,944)	(2,391)	(146)	(1,000)
(Loss)/profit after taxation	(136,588)	(396,747)	5,914	(39,637)	(58,878)
Minority interests	(266)	23,013	5,611	(779)	376
(Loss)/profit attributable to shareholders	(136,854)	(373,734)	11,525	(40,416)	(58,502)
Dividends	—	—	—	—	—
(Loss)/profit per share *(HK cents)*	(17.72)	(48.40)	1.49	(5.23)	(7.58)

The Group does not have any extraordinary items/exceptional items for the three years ended 31st December, 2002, 2001 and 2000 and six months ended 30th June, 2003 and 2002.

AUDITED ACCOUNTS FOR THE YEARS ENDED 31ST DECEMBER, 2002 AND 2001

Set out below the audited consolidated profit and loss accounts, consolidated balance sheets, consolidated statements of changes in equity, consolidated cash flow statements and notes to the accounts of the Group for the years ended 31st December, 2002 and 2001 which is the reproduction of pages 53 to 114 of the 2002 annual report of the Company.

Consolidated Profit and Loss Account

For the year ended 31st December, 2002

	Note	**2002** *HK$'000*	**2001** *HK$'000*
TURNOVER	*3*	332,168	315,580
Cost of sales		(318,831)	(297,006)
GROSS PROFIT		13,337	18,574
Other revenues	*3*	8,755	26,881
Distribution costs		(4,718)	(3,837)
Administrative expenses	*33(a)*	(123,049)	(205,717)
Other operating expenses		(3,835)	(1,823)
Loss on revaluation of investment properties	*12(d)*	(27,378)	(36,500)
Gain on partial waiver of certain payables		8,366	—
Provision for impairment in value of non-trading securities		—	(140,047)
Provision for loan to intermediate holding company		—	(23,803)
Provision for bad and doubtful debt — a sundry debtor		—	(20,000)
Reversal of provision for impairment in value of deposit on property		—	12,000
Gain on liquidation of a subsidiary		—	200
OPERATING LOSS	*4*	(128,522)	(374,072)
Finance costs	*5*	(7,703)	(8,731)
LOSS BEFORE TAXATION		(136,225)	(382,803)
Taxation	*6*	(363)	(13,944)
LOSS AFTER TAXATION		(136,588)	(396,747)
Minority interests		(266)	23,013
LOSS ATTRIBUTABLE TO SHAREHOLDERS	*7*	(136,854)	(373,734)
Dividends	*8*	—	—
Basic loss per share *(HK cents)*	*9*	(17.72)	(48.40)

Consolidated Balance Sheet

As at 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Non-current assets			
Fixed assets	12	235,752	278,582
Construction in progress		—	20
Non-trading securities	14	16,560	34,619
Deferred tax assets	25	979	—
Retention receivables	19	3,488	—
Other assets	15	2,326	2,273
		259,105	315,494
Current assets			
Inventories	16	229,727	247,486
Amounts due from fellow subsidiaries	33	80	41
Amounts due from minority investors	17	1,898	7,376
Trade and other receivables	18	103,212	150,463
Gross amounts due from customers for contract work	19	13,055	33,877
Trading securities	20	20,643	19,861
Pledged deposits	30	101,604	132,598
Cash and bank deposits	21	210,640	279,460
		680,859	871,162
Current liabilities			
Amount due to intermediate holding company	33	3	6
Amounts due to minority investors	17	13,753	12,204
Trade and other payables	22	190,710	221,985
Gross amounts due to customers for contract work	19	27,347	32,214
Taxation payable		34,433	37,523
Short-term borrowings	23	134,364	204,631
		400,610	508,563
Net current assets		280,249	362,599
Total assets less current liabilities		539,354	678,093

	Note	2002 HK$'000	2001 HK$'000
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	421,840	558,901
Shareholders' funds		499,058	636,119
Minority interests		34,072	36,016
Non-current liabilities			
Long-term borrowings	24	58	3,374
Amounts due to minority investors	17	2,944	—
Other liabilities		3,222	2,584
		6,224	5,958
		539,354	678,093

Balance Sheet

As at 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Non-current assets			
Investments in subsidiaries	*13*	420,225	421,369
Other assets	*15*	1,492	1,492
		421,717	422,861
Current assets			
Loans to subsidiaries	*34*	4,666	—
Other receivables	*18*	7,040	1,046
Pledged deposits	*30*	56,574	114,168
Cash and bank deposits	*21*	168,320	216,540
		236,600	331,754
Current liabilities			
Trade and other payables	*22*	100,257	100,927
Amount due to a fellow subsidiary	*33*	5	—
		100,262	100,927
Net current assets		136,338	230,827
Total assets less current liabilities		558,055	653,688
Financed by:			
Share capital	*26*	77,218	77,218
Reserves	*27*	480,837	576,470
		558,055	653,688

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2002

	2002 HK$'000	2001 HK$'000
Total equity as at 1st January	636,119	992,716
Deficit on revaluation of non-trading securities	(360)	—
Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	18,693
Exchange differences arising on translation of the accounts of foreign subsidiaries	153	(1,397)
Net gains not recognised in the profit and loss account	635,912	1,010,012
Loss for the year	(136,854)	(373,734)
Realisation of contributed surplus on liquidation of a subsidiary	—	(159)
Total equity as at 31st December	499,058	636,119

Consolidated Cash Flow Statement

For the year ended 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Cash flows from operating activities			
Cash generated from/(used in) operations	29(a)	17,250	(99,396)
Interest paid		(9,641)	(14,391)
Hong Kong profits tax paid		—	(86)
Hong Kong profits tax refunded		—	1,451
Overseas tax paid		(37)	(2,560)
Net cash from/(used in) operating activities		7,572	(114,982)
Cash flows from investing activities			
Dividends received from listed investments		1,058	885
Payment for construction in progress		—	(20)
Purchase of fixed assets		(1,796)	(8,986)
Proceeds from disposal of fixed assets		434	249
Proceeds from disposal of trading securities		18,590	—
Interest received		6,041	24,509
Net cash outflow from liquidation of a subsidiary	29(c)	—	(62)
Net cash from investing activities		24,327	16,575
Cash flows from financing activities	29(d)		
New borrowings		3,416	57,692
Repayment of borrowings		(61,002)	(139,762)
Capital contribution from a minority investor		—	312
Net cash used in financing activities		(57,586)	(81,758)
Net decrease in cash and cash equivalents		(25,687)	(180,165)
Effect of foreign exchange rate changes		191	(1,397)
Cash and cash equivalents at 1st January		135,651	317,213
Cash and cash equivalents at 31st December	29(e)	110,155	135,651

Notes to the Accounts

1. **Organisation and operations**

ONFEM Holdings Limited (the "Company") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the accounts.

2. **Principal accounting policies**

(a) ***Basis of preparation***

The accounts of the Company and its subsidiaries (the "Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34 (revised)	Employee benefits

The adoption of these revised accounting standards did not have material impact to the accounts for the year ended 31st December, 2002 except for the reclassifications in the cash flow statement and the presentation of the statement of changes in equity.

(b) ***Consolidation***

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) ***Goodwill/negative goodwill***

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Goodwill on acquisitions that occurred prior to 1st January, 2001 was eliminated against reserves. Any impairment arising on such goodwill was accounted for in the profit and loss account. The Group has no acquisitions since 1st January, 2001.

(d) ***Revenue recognition***

The accounting policy for contract revenue recognition is set out in Note 2(i).

Revenue from the sales of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from sale of completed properties is recognised when title to the properties has passed to the purchaser.

Income on sale of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(e) ***Fixed assets***

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) *Other properties*

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

(iii) *Other fixed assets*

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

(iv) *Depreciation*

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% — 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% — 50%
Furniture, fixtures and equipment	10% — 25%
Motor vehicles	20% — 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(v) *Impairment/gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings (accumulated losses) and is shown as a movement in reserves.

(f) ***Investments in securities***

(i) *Non-trading securities*

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) *Trading securities*

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) ***Inventories***

(i) *Manufacturing and trading*

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) *Properties under development, properties or land held for sale*

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest and other expenses relating to sale of the properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(h) ***Trade and other receivables***

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(i) ***Construction contracts in progress***

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(j) ***Cash and cash equivalents***

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment, bank overdrafts and trust receipt bank loans.

(k) ***Provisions***

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l) ***Deferred taxation***

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(m) ***Contingent liabilities and contingent assets***

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee — administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

(o) Assets under leases

(i) Finance leases

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) ***Translation of foreign currencies***

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(r) ***Segment reporting***

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. Turnover, revenue and segment information

The Group is principally engaged in construction and engineering contracting businesses, manufacturing and trading of oil and chemical products, doors and fire proof materials, property leasing, property development and security investment and trading.

		2002	2001
		HK$'000	*HK$'000*
(a)	***Turnover***		
	Construction and engineering contracts	250,272	252,014
	Manufacturing and trading	62,591	50,598
	Property leasing	10,472	12,083
	Property development	7,421	—
	Security investment and trading	1,412	885
		332,168	315,580
(b)	***Other revenues***		
	Interest income from intermediate holding company	—	2,451
	Interest income from bank deposits	6,041	14,809
	Interest income from loans to third parties	—	1,166
	Interest income from third parties resulted from a court judgement in favour of the Group	—	6,083
	Others	2,714	2,372
		8,755	26,881
	Total revenue	340,923	342,461

(c) ***Primary reporting format — business segments***

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

Segment turnover and results

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Elimination		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue														
Sales to external customers	250,272	252,014	62,591	50,598	10,472	12,083	7,421	–	1,412	885	–	–	332,168	315,580
Inter-segment sales	–	–	19,516	–	–	–	–	–	–	–	(19,516)	–	–	–
	250,272	252,014	82,107	50,598	10,472	12,083	7,421	–	1,412	885	(19,516)	–	332,168	315,580
Result														
Segment result	(91,845)	(160,916)	(7,125)	(6,573)	(19,355)	(41,945)	8,674	(126)	2,590	(138,367)	–	–	(107,061)	(347,927)
Unallocated corporate expenses, net													(21,461)	(26,145)
Operating loss													(128,522)	(374,072)
Finance costs													(7,703)	(8,731)
Taxation													(363)	(13,944)
Minority interests													(266)	23,013
Loss attributable to shareholders													(136,854)	(373,734)

Segment balance sheet and other segment information

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment balance sheet												
Segment assets	146,763	208,415	25,514	50,407	217,542	243,462	226,073	237,867	43,468	69,093	659,360	809,244
Unallocated corporate assets											280,604	377,412
Total assets											939,964	1,186,656
Segment liabilities	167,065	165,357	10,938	10,961	6,249	4,057	34,315	66,080	1	8	218,568	246,463
Unallocated corporate liabilities											188,266	268,058
Total liabilities											406,834	514,521
Other information												
Capital expenditure incurred during the year	503	2,579	938	2,241	56	—	63	4	—	—		
Depreciation	2,026	3,161	2,006	2,054	246	—	—	145	3	1		
Impairment loss recognised in the profit and loss account	8,349	6,327	—	6,209	—	—	—	—	—	—		
Impairment loss recognised directly charged to equity	—	—	—	—	—	—	—	—	360	—		
Non-cash expenses/(income) other than depreciation	10,575	58,745	570	6,209	27,468	37,523	—	—	(1,319)	139,034		

(d) ***Secondary reporting format — geographical segments***

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) (the "PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau:	construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading
The PRC :	construction and engineering contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers. Segment assets and capital expenditures are based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Australia		Southeast Asian countries		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	193,797	142,401	130,530	173,179	7,421	—	420	—	332,168	315,580
Segment assets	376,425	432,227	275,510	370,031	7,425	6,986	—	—	659,360	809,244
Capital expenditure	802	6,009	994	2,977	—	—	—	—	1,796	8,986

4. Operating loss

Operating loss is stated after charging/(crediting) the following:

	2002	2001
	HK$'000	*HK$'000*
Gross rental and management fee income from investment properties	(10,472)	(12,083)
Less: Outgoings	1,964	1,823
	(8,508)	(10,260)
Cost of inventories sold	38,743	28,386
Pension scheme contributions, net of forfeited contributions	1,358	1,923
Operating leases in respect of		
Land and buildings	4,751	3,806
Plant and machinery	—	221
	4,751	4,027
Less: Amount capitalised in properties under development	(241)	(221)
	4,510	3,806
Auditors' remuneration	2,200	3,067
Exchange gain, net	(3,413)	(594)
(Gain)/loss on disposal of fixed assets	(959)	100
Impairment loss of fixed assets	9,394	7,543
Depreciation on		
Owned fixed assets	4,703	6,477
Leased fixed assets	143	103
	4,846	6,580
Less: Amount capitalised in properties under development	(146)	(145)
	4,700	6,435
Staff cost (excluding directors' emoluments, *see Note 10*)	57,059	66,054
Provision for inventory obsolescence and net realisable value	1,171	5,236
Provision for bad and doubtful debts (excluding a sundry debtor)	7,031	47,744
Provision for gross amounts due from customers for contract work	347	11,935
Provision for irrecoverable bank deposits *(see Note 21(a))*	4,700	—
Unrealised gain on revaluation of trading securities	(1,319)	(1,011)

5. **Finance costs**

	2002 *HK$'000*	2001 *HK$'000*
Bank loans and overdrafts		
Wholly repayable within five years	9,450	14,016
Not wholly repayable within five years	126	344
Loans from minority investors		
Wholly repayable within five years	40	—
Finance leases	25	31
	9,641	14,391
Less: Borrowing costs capitalised in properties under development (a)	(1,938)	(5,660)
	7,703	8,731

(a) Borrowing costs were capitalised at rates ranging from 5.04% to 6.44% (2001: 5.17% to 9.61%) per annum.

6. **Taxation**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2001: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2002 *HK$'000*	2001 *HK$'000*
Hong Kong profits tax		
Provision for the year	—	—
(Over-)/under-provision in prior years	(338)	544
Overseas taxation	1,680	13,400
Deferred taxation *(see Note 25)*	(979)	—
	363	13,944

7. **Loss attributable to shareholders**

Consolidated loss attributable to shareholders includes a loss of approximately HK$95,633,000 (2001: HK$387,924,000) which has been dealt with in the accounts of the Company.

8. **Dividends**

The directors do not recommend the payment of a dividend for the year ended 31st December, 2002 (2001: Nil).

9. Loss per share

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately HK$136,854,000 (2001: HK$373,734,000) and the weighted average number of 772,181,783 shares (2001: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

10. Staff costs

	2002	2001
	HK$'000	*HK$'000*
Excluding directors' emoluments:		
Wages	54,251	64,131
Unutilised annual leave	1,470	—
Pension costs — defined contribution plans	1,338	1,923
	57,059	66,054

11. Directors' and senior executives' emoluments

(a) Directors' emoluments

The aggregate amount of emoluments payable to directors of the Company during the year are as follows:

	2002	2001
	HK$'000	*HK$'000*
Executive directors		
Fees	200	—
Salaries and allowances	5,489	4,056
Bonus	150	351
Pension scheme contributions	20	—
Independent non-executive directors		
Fees	1,107	510
	6,966	4,917

During the year, no emoluments were paid by the Group to the directors as an induction to join or as compensation for loss of office.

An analysis of the emoluments of the directors by number of directors and emoluments range is as follows:

	2002	2001
Nil to HK$1,000,000	6	3
HK$1,000,001 — HK$1,500,000	—	—
HK$1,500,001 — HK$2,000,000	1	1
HK$2,000,001 — HK$2,500,000	1	1
	8	5

(b) ***Five highest-paid individuals***

The five highest-paid individuals included two (2001: two) executive directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other three (2001: three) individuals are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Salaries and allowances	5,560	5,563
Pension scheme contributions	321	391
	5,881	5,954

The range of the emoluments of the other three (2001: three) highest-paid individuals is as follows:

	2002	2001
HK$1,000,001 — HK$1,500,000	1	—
HK$1,500,001 — HK$2,000,000	1	2
HK$2,000,001 — HK$2,500,000	—	—
HK$2,500,001 — HK$3,000,000	—	1
HK$3,000,001 or above	1	—
	3	3

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

12. Fixed assets

(a) The Group's movements in fixed assets during the year are as follows:

	Investment properties HK$'000	Land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1st January, 2002	233,300	40,611	11,070	15,676	18,119	7,795	326,571
Additions	—	—	131	239	818	608	1,796
Reclassification	10,100	(10,100)	—	—	(409)	409	—
Write-down for transfer to investment properties	(1,262)	—	—	—	—	—	(1,262)
Transfer to properties held for sale	—	(5,075)	—	—	—	—	(5,075)
Transfer from construction in progress	—	—	—	20	—	—	20
Revaluation deficit	(27,378)	—	—	—	—	—	(27,378)
Disposals	—	(1,314)	—	(248)	(896)	(1,404)	(3,862)
Exchange adjustments	—	—	—	—	—	(3)	(3)
At 31st December, 2002	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Analysis of cost or valuation is as follows:							
At cost	—	24,122	11,201	15,687	17,632	7,405	76,047
At professional valuation — 2002	214,760	—	—	—	—	—	214,760
	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Accumulated depreciation and impairment losses							
At 1st January, 2002	—	8,207	7,876	11,244	14,304	6,358	47,989
Charge for the year	—	805	997	1,303	1,163	578	4,846
Reclassification	1,262	(1,262)	—	—	(122)	122	—
Write-back for transfer to investment properties	(1,262)	—	—	—	—	—	(1,262)
Transfer to properties held for sale	—	(2,906)	—	—	—	—	(2,906)
Write-down for impairment loss	—	7,046	351	477	1,050	470	9,394
Disposals	—	(822)	—	(222)	(558)	(1,404)	(3,006)
At 31st December, 2002	—	11,068	9,224	12,802	15,837	6,124	55,055
Net book value							
At 31st December, 2002	214,760	13,054	1,977	2,885	1,795	1,281	235,752
At 31st December, 2001	233,300	32,404	3,194	4,432	3,815	1,437	278,582

(b) The net book value of fixed assets held under finance leases amounted to approximately HK$211,000 (2001: HK$240,000).

(c) The carrying amounts of investment properties and land and buildings are analysed as follows:

	Investment properties		Land and buildings	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
In Hong Kong				
Long-term leases				
(over 50 years)	210,900	229,300	3,530	12,925
Medium-term leases				
(10-50 years)	—	—	4,172	9,791
In the PRC				
Long-term leases				
(over 50 years)	3,860	4,000	—	619
Medium-term leases				
(10-50 years)	—	—	5,352	7,565
Outside Hong Kong				
and the PRC				
Freehold	—	—	—	1,504
	214,760	233,300	13,054	32,404

(d) The investment properties were revalued at 31st December, 2002 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis. Revaluation deficit of approximately HK$27,378,000 (2001: HK$36,500,000) has been charged to the profit and loss account.

(e) Investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000) are mortgaged as collateral for the Group's banking facilities *(see Note 30)*.

13. Investments in subsidiaries

	Company 2002 HK$'000	Company 2001 HK$'000
Unlisted shares, at cost	695,296	695,296
Less: Provision for impairment in value	(695,296)	(695,296)
	—	—
Loans to subsidiaries (a)	100,141	99,861
Less: Provision for loans to subsidiaries (a)	(99,802)	(87,947)
	339	11,914
Amounts due from subsidiaries (b)	931,941	847,537
Less: Provision for amounts due from subsidiaries (b)	(512,055)	(438,082)
	419,886	409,455
	420,225	421,369

(a) The loans to subsidiaries are unsecured, bearing interest at commercial lending rates and are repayable on demand. The directors are of the opinion that the recoverability of a significant portion of the loans to subsidiaries is in doubt. At 31st December, 2002, a provision of HK$99,802,000 (2001: HK$87,947,000) was made for the outstanding loans.

(b) The amounts due from subsidiaries are unsecured and non-interest bearing and are repayable on demand. The directors are of the opinion that the recoverability of a substantial portion of the outstanding receivables is in doubt. At 31st December, 2002, a provision of HK$512,055,000 (2001: HK$438,082,000) was made for the outstanding balances.

(c) The directors are of the opinion that the underlying values of the subsidiaries are not less than their carrying values at 31st December, 2002.

(d) The following is a list of the principal subsidiaries as at 31st December, 2002:

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	100	—	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	100	—	100	Property investment
Condo Construction Engineering Co., Ltd. (ii)	PRC	US$2,000,000	52	—	52	Installation of aluminium window cases and curtain walls
Condo Curtain Wall Company Limited	Hong Kong/ Hong Kong, Macau and PRC	750,000 shares of HK$1 each	52	—	52	Design and installation of curtain walls and aluminium window cases
Condo Engineering (China) Limited	Hong Kong/PRC	600,000 shares of HK$1 each	52	—	52	Investment holding and installation of aluminium window cases and curtain walls
Dongguan Bridgman Fire Doors Limited (iii)	PRC	RMB12,062,711	52	—	52	Manufacturing of fire doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	52	—	52	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	52	—	52	Investment holding
Fantasia Venture Limited	British Virgin Islands/PRC	1 share of US$1	100	—	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	100	—	100	Security trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	—	100	Property investment
Guangzhou Panyu City Jia Jun Chemical Company Limited	PRC	RMB500,000	100	—	100	Manufacturing of oil and chemical products
Jaeger Development Limited	British Virgin Islands	1 share of US$1	100	—	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	100	—	100	Manufacturing and trading of oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	100	—	100	Investment holding
Jaeger Trading (Overseas) Limited	Island of Nevis	2 shares of IR£1 each	100	—	100	Provision of agency and consultancy services
Karman Industries Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Securities trading
King Life Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Provision of financing for other group companies
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	100	—	Provision of financing for other group companies
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	100	—	Investment holding

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Pedviking Pty. Limited	Australia	250 shares of A$1 each	100	—	100	Property development
Polycrown Construction Engineering Limited	PRC	US$5,000,000	51	—	51	Electrical and mechanical engineering works
Polycrown Engineering (Holdings) Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	51	—	51	Investment holding
Polycrown Engineering Limited	Hong Kong	1,000,000 shares of HK$0.01 each and 1,000,000 non-voting deferred shares of HK$1 each	51	—	51	Electrical and mechanical engineering works
Polycrown International Engineering Limited Inc.	Republic of Panama	500 shares of US$1 each	51	—	51	Trading, marketing and design
Rich Reward Limited	Samoa/Norway	1 share of US$1	100	—	100	Investment holding
Shanghai Jin Qiao Condo Decoration Engineering Company Limited (iv)	PRC	US$2,040,000	47	—	47	Trading and installation of aluminium window cases and curtain walls
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property management
Top Gain Properties Limited	Hong Kong/PRC	2 shares of HK$1 each	100	—	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	100	—	100	Property investment
Wellstep Management Limited	British Virgin Islands/ Hong Kong	30,000 shares of US$1 each	52	—	52	Investment holding
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	100	—	100	Securities trading
Zhuhai (Oriental) Blue Horrison Properties Company Limited (v)	PRC	RMB44,000,000	80	—	80	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31st December, 2002.

(ii) Condo Construction Engineering Co., Ltd. ("Condo Construction") is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 30 years extending to 2027. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB300,000 to the Chinese joint venture partner. The Group is entitled to share all the profits/losses of Condo Construction after the distribution to the Chinese joint venture partner. The method of distribution of the assets of Condo Construction at the end of the joint venture period is subject to the negotiation between both joint venture partners.

(iii) Dongguan Bridgman Fire Doors Limited ("Dongguan Bridgman") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB60,000 to the Chinese joint venture partner. The Group is entitled to share all the profit/loss of Dongguan Bridgman after the distribution to the Chinese joint venture partner.

(iv) Shanghai Jin Qiao Condo Decoration Engineering Company Limited is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 15 years extending to 2008.

(v) Zhuhai (Oriental) Blue Horrison Properties Company Limited is a Sino-foreign equity joint venture established in the PRC with an operating period of 8 years extending to 2007.

(e) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

14. Non-trading securities

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Equity securities:		
Listed, at fair value		
In Hong Kong	16,560	22,115
Overseas	—	12,504
	16,560	34,619
Unlisted, at cost (a)	243,600	243,600
Less: Provision for impairment in value	(243,600)	(243,600)
	—	—
	16,560	34,619
Quoted market value of listed securities	16,560	34,619

(a) As at 31st December, 2002, the Group held approximately 15.3 per cent (2001: 15.3 per cent) of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of Hong Kong Special Administrative Region ("HKSAR") against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12th June, 2000, all the financial information of GBFE was withheld by the liquidator. In the opinion of the directors, the original investment cost of GBRE of approximately HK$243,600,000 is considered not recoverable and accordingly, a full provision was made.

15. Other assets

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Transferrable debentures	1,492	1,492	1,492	1,492
Others	834	781	—	—
	2,326	2,273	1,492	1,492

16. Inventories

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Manufacturing and trading (a)		
Raw materials	7,007	12,380
Work in progress	1,052	8,675
Finished goods	9,529	12,897
	17,588	33,952
Less: Provision for inventory obsolescence	(6,842)	(6,170)
	10,746	27,782
Properties under development — located in the PRC (b)	215,772	211,719
Properties held for sale	2,709	6,986
Machinery held for sale	4,713	4,713
Less: Provision for net realisable value	(4,213)	(3,714)
	500	999
	229,727	247,486

(a) Certain inventories are held under trust receipt loans arrangement *(see Note 30)*.

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

17. Amounts due from/to minority investors

The balances with the minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

18. Trade and other receivables

	Group		Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and contract receivables, net (a)	70,986	113,207	—	—
Retention receivables *(see Note 19)*	18,313	24,767	—	—
Deposits	7,820	3,753	6,335	—
Prepayments	1,260	918	221	83
Others	4,833	7,818	484	963
	103,212	150,463	7,040	1,046

(a) The aging analysis of trade and contract receivables is as follows:

	Group	
	2002	2001
	HK$'000	*HK$'000*
0 — 30 days	44,804	32,964
31 — 60 days	12,435	26,630
61 — 90 days	5,045	12,917
Over 90 days	94,862	119,825
	157,146	192,336
Less: Provision for bad and doubtful debts	(86,160)	(79,129)
	70,986	113,207

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

19. **Construction contracts in progress**

	Group 2002 *HK$'000*	Group 2001 *HK$'000*
Contract costs incurred plus attributable profits less foreseeable losses to date	1,211,952	1,575,888
Less: Progress billings to date	(1,226,244)	(1,574,225)
	(14,292)	1,663
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	13,055	33,877
Gross amounts due to customers for contract work	(27,347)	(32,214)
	(14,292)	1,663

As at 31st December, 2002, retentions held by customers for contract work included in long-term retention receivables and trade and other receivables of the Group under Note 18 amounted to HK$3,488,000 (2001: Nil) and HK$18,313,000 (2001: HK$24,767,000) respectively.

20. **Trading securities**

	Group 2002 *HK$'000*	Group 2001 *HK$'000*
At fair value :		
Equity securities listed in Hong Kong	7,738	4,297
Equity securities listed overseas	12,905	—
Investment fund unlisted	—	15,564
	20,643	19,861
Quoted market value of listed securities	20,643	4,297

21. Cash and bank deposits

	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
Deposits with banks (a)	210,514	279,155	168,320	216,540
Cash on hand	126	305	—	—
	210,640	279,460	168,320	216,540

(a) As at 31st December, 2002, a bank deposit of the Company of approximately HK$11,717,000 (2001: HK$36,000,000) was frozen by a bank due to a dispute with the bank. The directors are of the opinion that at least approximately HK$7,017,000 will be released by the bank to the Company. As such, a provision of approximately HK$4,700,000 has been made for the remaining balance.

22. Trade and other payables

	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
Trade, bills and contract payables (a)	121,181	130,909	85	89
Retention payables	7,590	9,971	—	—
Land cost payable	—	28,285	—	—
Accruals and payable for construction costs	33,061	31,055	3,355	2,578
Provisions (b)	7,028	7,236	96,817	98,260
Temporary receipts	5,016	3,749	—	—
Rental deposits received	1,557	922	—	—
Others	15,277	9,858	—	—
	190,710	221,985	100,257	100,927

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group 2002 HK$'000	Group 2001 HK$'000
0 — 30 days	28,893	22,403
31 — 60 days	2,085	9,089
61 — 90 days	2,182	7,500
Over 90 days	88,021	91,917
	121,181	130,909

(b) *Provisions*

	Group		
	Provision in respect of contract work	Others	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1st January, 2002	7,028	208	7,236
Less: Amounts utilised	—	(208)	(208)
At 31st December, 2002	7,028	—	7,028

Provision in respect of contract work represents claims served against the Group by subcontractors and other third parties in respect of certain contract work.

	Company Provision for bank guarantee
	HK$'000
At 1st January, 2002	98,260
Less: Unused amounts reversed	(1,443)
At 31st December, 2002	96,817

The amount represents provisions made for corporate guarantees provided by the Company to various banks in respect of banking facilities extended to certain subsidiaries.

23. Short-term borrowings

	Group	
	2002	2001
	HK$'000	*HK$'000*
Bank overdrafts, secured	67,444	76,162
Trust receipt bank loans, secured	26,024	31,647
Bank loans, secured	26,526	60,089
Current portion of long-term borrowings *(see Note 24)*	11,050	36,733
Loan from a minority investor (a)	3,320	—
	134,364	204,631

(a) The balance is unsecured, bearing interest at 5.31% per annum and is repayable in next year.

24. **Long-term borrowings**

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Loans (a)		
Unsecured	—	1,666
Secured	10,881	38,191
	10,881	39,857
Obligations under finance leases (b)	227	250
	11,108	40,107
Current portion of long-term borrowings (see Note 23)	(11,050)	(36,733)
	58	3,374

The analysis of the Group's long-term borrowings is as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Bank loans		
Wholly repayable within five years	10,881	37,434
Not wholly repayable within five years	—	757
	10,881	38,191
Loans from minority investors and obligations under finance leases		
Wholly repayable within five years	227	250
Not wholly repayable within five years	—	1,666
	227	1,916
	11,108	40,107

(a) At 31st December, 2002, the Group's bank loans and other borrowings (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Loans from minority investors	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	10,881	36,617	—	—
In the second year	—	193	—	—
In the third to fifth year	—	624	—	—
After the fifth year	—	757	—	1,666
	10,881	38,191	—	1,666

(b) At 31st December, 2002, the Group's finance lease liabilities were repayable as follows:

	2002	2001
	HK$'000	*HK$'000*
Within one year	192	136
In the second to fifth year	64	159
	256	295
Future finance charges on finance leases	(29)	(45)
Present value of finance lease liabilities	227	250

The present value of finance lease liabilities are as follows:

Within one year	169	116
In the second to fifth year	58	134
	227	250

25. Deferred tax assets

	Group	
	2002	2001
	HK$'000	*HK$'000*
At 1st January	—	—
Transfer from profit and loss account *(see Note 6)*	979	—
At 31st December	979	—
In respect of:		
Tax losses	979	—

Potential deferred tax assets for which no provision has been made in the accounts comprise:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Accelerated depreciation allowance	(205)	58
Tax losses	62,311	57,454
	62,106	57,512

The above potential deferred tax assets/(liabilities) have not been recognised in the accounts as it is not certain whether the assets can be crystallised in the foreseeable future.

26. Share capital

	2002		2001	
	No. of Shares	Amount	No. of Shares	Amount
	('000)	*HK$'000*	*('000)*	*HK$'000*
Authorised:				
Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

27. Reserves

(a) Group

Movements in the reserves during the year are as follows:

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January, 2001	409,738	601,574	769	(18,693)	(77,890)	915,498
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	(1,397)	(1,397)
Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	—	—	18,693	—	18,693
Realisation of contributed surplus on liquidation of a subsidiary	—	(159)	—	—	—	(159)
Loss for the year	—	—	—	—	(373,734)	(373,734)
At 31st December, 2001	409,738	601,415	769	—	(453,021)	558,901
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	153	153
Deficit on revaluation of non-trading securities	—	—	—	(360)	—	(360)
Loss for the year	—	—	—	—	(136,854)	(136,854)
At 31st December, 2002	409,738	601,415	769	(360)	(589,722)	421,840

(b) Company

Movements in the reserves during the year are as follows:

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January, 2001	409,738	575,220	769	(21,333)	964,394
Loss for the year	—	—	—	(387,924)	(387,924)
At 31st December, 2001	409,738	575,220	769	(409,257)	576,470
Loss for the year	—	—	—	(95,633)	(95,633)
At 31st December, 2002	409,738	575,220	769	(504,890)	(480,837)

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19th November, 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31st December, 2002, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$71,099,000 (2001: HK$166,732,000).

28. Pension obligations

The Group operates a defined contribution pension scheme and a Mandatory Provident Fund (the "MPF") for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees (the "Employees") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 30% and 90% after completing three to nine years of service from the date of joining the Group.

With the introduction of the MPF, a defined contribution scheme managed by independent trustees, by the Government of the HKSAR on 1st December, 2000, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees.

The Group's contributions are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Forfeited contributions totalling HK$519,000 (2001: HK$507,000) were utilised during the year leaving HK$51,000 (2001: HK$86,000) available at the year end to reduce future contributions.

All the PRC employees of the Group are entitled to a monthly pension payable by an independently managed retirement plan sponsored by the PRC government. The individual pension is calculated according to the applicable formula specified in the insurance policies of the plan. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary.

29. Notes to the consolidated cash flow statement

(a) *Reconciliation of loss before taxation to net cash from/(used in) operations*

	Note	2002 *HK$'000*	2001 *HK$'000*
Loss before taxation		(136,225)	(382,803)
Interest income		(6,041)	(24,509)
Interest expense		7,703	8,731
Depreciation		4,846	6,580
Loss on revaluation of investment properties		27,378	36,500
Impairment loss of fixed assets		9,394	7,543
(Gain)/loss on disposal of fixed assets		(959)	100
Gain on liquidation of a subsidiary	*29(b)*	—	(200)
Dividend income from listed investments		(1,058)	(885)
Provision for impairment in value of non-trading securities		—	140,047
Provision for inventory obsolescence and net realisable value		1,171	5,236
Write-back of provision for net realisable value of land held for sale		—	(409)
Provision for net realisable value of machinery held for sale		—	3,714
Provision for loan to intermediate holding company		—	23,803
Provision for bad and doubtful debts (excluding a sundry debtor)		7,031	47,744
Provision for bad and doubtful debt — a sundry debtor		—	20,000
Provision for gross amounts due from customers for contract work		347	11,935
Realised gain on disposal of trading securities		(354)	—
Unrealised gain on revaluation of trading securities		(1,319)	(1,011)
Provision for PRC tax		—	5,111
Operating loss before working capital changes		(88,086)	(92,773)
Increase in retention receivables		(3,488)	—
Increase in other assets		(53)	(436)
Decrease/(increase) in inventories		20,695	(51,302)
Decrease in loan to intermediate holding company		—	3,298
Increase in amounts due from fellow subsidiaries		(39)	(337)
Decrease in amounts due from minority investors		5,478	2,645
Decrease in trade and other receivables		40,220	33,540
Decrease in gross amounts due from/to customers for contract work		15,608	75,626
Decrease/(increase) in pledged deposits		30,994	(14,082)
Decrease/(increase) in frozen deposits		28,983	(36,000)
Decrease in amount due to intermediate holding company		(3)	(1,699)
Increase/(decrease) in amounts due to minority investors		589	(11,277)
Decrease in trade and other payables		(34,289)	(6,793)
Increase in other liabilities		638	186
Exchange adjustments		3	8
Cash generated from/(used in) operations		17,250	(99,396)

(b) ***Liquidation of a subsidiary in 2001***

		Note	2001 HK$'000
Cash consideration received		29(c)	—
Less:	Net liabilities disposed of		
	Trade and other receivables		651
	Cash and bank deposits		62
	Trade and other payables		(787)
			(74)
Add:	Minority interests		(33)
	Realisation of contributed surplus		159
			126
Gain on liquidation of a subsidiary		29(a)	200

(c) ***Analysis of net outflow of cash and bank deposits in respect of the liquidation of a subsidiary***

	Note	2001 HK$'000
Net cash consideration received	29(b)	—
Cash and bank deposits disposed		(62)
		(62)

102

(d) ***Analysis of changes in financing during the year***

	Short-term and long-term borrowings* *HK$'000*	Minority interests *HK$'000*
At 1st January, 2001	182,266	58,684
New borrowings	57,692	—
Repayment of borrowings	(139,762)	—
Share of loss by minority investors	—	(23,013)
Capital contribution from a minority investor	—	312
Increase arising from liquidation of a subsidiary	—	33
At 31st December, 2001	100,196	36,016
New borrowings	3,416	—
Repayment of borrowings	(61,002)	—
Transfer to amounts due to minority investors	(1,656)	(2,248)
Share of profit by a minority investor	—	266
Share of exchange differences on translation of the accounts of foreign subsidiaries	—	38
At 31st December, 2002	40,954	34,072

* Short-term and long-term borrowings above exclude bank overdrafts and trust receipt bank loans.

(e) ***Cash and cash equivalent***

	2002 *HK$'000*	2001 *HK$'000*
Cash and bank deposits (excluding frozen deposits)	203,623	243,460
Bank overdrafts, secured	(67,444)	(76,162)
Trust receipt bank loans, secured	(26,024)	(31,647)
	110,155	135,651

30. Banking facilities

The Group's aggregate banking facilities as at 31st December, 2002 were approximately HK$163,823,000 (2001: HK$292,636,000), of which the unused facilities as at the same date amounted to approximately HK$9,251,000 (2001: HK$51,434,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$101,604,000 (2001: HK$132,598,000) and of the Company of approximately HK$56,574,000 (2001: HK$114,168,000);

(b) certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

31. Commitments

(a) Capital commitments of the Group outstanding at 31st December, 2002 were as follows:

	2002 *HK$'000*	2001 *HK$'000*
Contracted but not provided for		
Purchase of property, plant and equipment	—	155
Properties under development	142,385	137,485
	142,385	137,640

At 31st December, 2002, the Company did not have any outstanding capital commitments (2001: Nil).

(b) At 31st December, 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2002 *HK$'000*	2001 *HK$'000*
Total future minimum lease payments payable:		
Within one year	3,182	3,410
After one year but within five years	6,149	2,123
After five years	4,587	7,720
	13,918	13,253

At 31st December, 2002, the Company did not have any operating lease commitments (2001: Nil).

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to five years, with an option to renew the leases when all terms are renegotiated. None of the leases includes contingent rentals.

At 31st December, 2002, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2002 *HK$'000*	2001 *HK$'000*
Not later than one year	10,043	11,643
Later than one year and not later than five years	8,786	7,244
	18,829	18,887

At 31st December, 2002, the Company did not have any commitments for lease receipts (2001: Nil).

32. **Contingent liabilities**

At 31st December, 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of obligations arising from the associated construction contracts amounting to approximately HK$15,840,000 (2001: HK$92,754,000).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately HK$106,900,000 (2001: HK$255,103,000). As at 31st December, 2002, the Company had a total provision of approximately HK$96,817,000 (2001: HK$98,260,000) in respect of such corporate guarantees in the Company's accounts *(see Note 22(b))*.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has tax obligations which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The directors are of the opinion that this matter will not have any significant financial impact to the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12,440,000 (2001: HK$12,440,000) in aggregate in respect of certain contract works and no provision has been made by the Group. The directors are of the opinion that this matter will not have significant financial impact to the Group.

33. **Related party transactions**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) *The Group had the following material transaction* with a related party:

	2002	**2001**
	HK$'000	*HK$'000*
Sharing of administrative costs of intermediate holding company	626	2,863

The directors consider that the above transaction with the related party was carried out on normal commercial terms and in the ordinary and normal course of business of the Group.

(b) The balances with intermediate holding company and fellow subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

34. **Loans to subsidiaries**

	Company 2002	Company 2001
	HK$'000	*HK$'000*
Loans to subsidiaries	18,489	—
Less: provision for loans to subsidiaries	(13,823)	—
	4,666	—

The loans to subsidiaries are unsecured, bear interest at commercial loading rates and repayable in next year. The directors are of the opinion that the recoverability of a substantial portion of the loans to subsidiaries is in doubt. At 31st December, 2002, a provision of HK$13,823,000 (2001: Nil) was made for the outstanding loan.

35. **Ultimate holding company**

The directors consider the ultimate holding company to be China Nonferrous Metals Holdings (Cook Islands) Limited, a company incorporated in the Cook Islands, which was previously ultimately held by the State Nonferrous Metals Industry Administration ("SNMIA"), a governmental organization responsible for the regulation and administration of the nonferrous metals industry in the PRC. Pursuant to a notice promulgated by the State Economic and Trade Commission of the PRC on 19th February, 2001, SNMIA was removed in the course of restructuring of the nonferrous metals industry in the PRC.

The High Court of the HKSAR issued an order for the winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), an intermediate holding company and the controlling shareholder of the Company for the time being, on 8th May, 2002 and ordered that John Lees and Desmond Chiong be appointed as liquidators of CNMG on 19th June, 2002. The Company has not been informed by the liquidators of any material development of CNMG which may have a significant impact to the Company.

36. **Subsequent events**

As at the date of this report, certain trade creditors had presented winding-up petitions against two non-wholly owned subsidiaries of the Company, Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), on the ground that they failed to settle their trade debts amounting to approximately HK$9,006,000, together with interest and other costs. The court adjourned the hearings to 28th April, 2003. CCW and CEC are now in the process of proposing debt restructuring plans to their creditors, which require the financial support from the Company.

Included in the short-term borrowings of the Group of HK$134,364,000 as at 31st December, 2002 was an amount of HK$49,067,000 (the "Bank Indebtedness") borrowed by CCW and CEC. Triggered by the above winding-up petitions, CCW and CEC received a demand letter from a bank creditor (the "Bank Creditor") demanding for the repayment of the Bank Indebtedness and accrued interest, totalling approximately HK$49,710,000. The Company, as a guarantor providing guarantee to the Bank Indebtedness, also received a demand letter from the Bank Creditor demanding for the payment of HK$45,000,000, being part of the Bank Indebtedness. The Company settled the amount of HK$45,000,000 together with interest subsequently. At 31st December, 2002, the Company had made a full provision for the amount of the above corporate guarantee provided *(see Note 22(b))*. Apart from the settlement of the Bank Indebtedness, the directors believe that the winding-up petitions will not have a significant financial impact to the Group.

37. **Approval of accounts**

The accounts were approved by the Board of Directors on 24th April, 2003.

INTERIM FINANCIAL INFORMATION

Set out below is an extract from the interim report of the Company for the six months ended 30th June, 2003 which was published on 19th September, 2003.

Condensed Consolidated Profit and Loss Account

For the six months ended 30th June, 2003

		Six months ended 30th June,	
		2003	**2002**
		(Unaudited)	**(Unaudited)**
	Note	*HK$'000*	*HK$'000*
TURNOVER	2	92,408	123,022
Cost of sales		(70,101)	(107,839)
GROSS PROFIT		22,307	15,183
Other revenues		4,623	6,612
Distribution costs		(5,384)	(1,216)
Administrative expenses		(39,430)	(63,620)
Other operating expenses		(1,087)	(1,004)
Loss on revaluation of investment properties		(17,390)	(10,000)
Gain on liquidation of a subsidiary		339	—
Provision for loan to intermediate holding company		—	(331)
LOSS FROM OPERATIONS	3	(36,022)	(54,376)
Finance costs		(3,469)	(3,502)
LOSS BEFORE TAXATION		(39,491)	(57,878)
Taxation	5	(146)	(1,000)
LOSS AFTER TAXATION		(39,637)	(58,878)
Minority interests		(779)	376
NET LOSS FOR THE PERIOD		(40,416)	(58,502)
Basic loss per share *(HK cents)*	7	(5.23)	(7.58)

Condensed Consolidated Balance Sheet

As at 30th June, 2003

	Note	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	216,545	235,752
Non-trading securities		28,080	16,560
Deferred tax assets		910	979
Retention receivables		4,123	3,488
Other assets		1,683	2,326
		251,341	259,105
Current assets			
Inventories	9	231,983	229,727
Amounts due from fellow subsidiaries		—	80
Amounts due from minority investors		1,898	1,898
Trade and other receivables	10	66,255	103,212
Gross amounts due from customers for contract work		21,379	13,055
Trading securities		9,231	20,643
Pledged deposits		71,326	101,604
Cash and bank deposits	11	216,157	210,640
		618,229	680,859
Current liabilities			
Amount due to intermediate holding company	16(b)	3	3
Amount due to minority investors		14,667	13,753
Trade and other payables	12	183,089	190,710
Gross amounts due to customers for contract work		25,962	27,347
Taxation payable		35,320	34,433
Short-term borrowings		98,861	134,364
		357,902	400,610
Net current assets		260,327	280,249
Total assets less current liabilities		511,668	539,354

	Note	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Financed by:			
Share capital	13	77,218	77,218
Reserves		392,829	421,840
Shareholders' funds		470,047	499,058
Minority interests		34,871	34,072
Non-current liabilities			
Long-term borrowings		—	58
Amounts due to minority investors		3,742	2,944
Other liabilities		3,008	3,222
		6,750	6,224
		511,668	539,354

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2003

	(Unaudited)						
	Share capital	Share premium	Contributed surplus	Capital redemption reserve	Investment revaluation reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January, 2003	77,218	409,738	601,415	769	(360)	(589,722)	499,058
Surplus on revaluation of non-trading securities	—	—	—	—	11,520	—	11,520
Exchange difference on translation of the accounts of foreign subsidiaries	—	—	—	—	—	(115)	(115)
Loss for the period	—	—	—	—	—	(40,416)	(40,416)
At 30th June, 2003	77,218	409,738	601,415	769	11,160	(630,253)	470,047
At 1st January, 2002	77,218	409,738	601,415	769	—	(453,021)	636,119
Surplus on revaluation of non-trading securities	—	—	—	—	9,443	—	9,443
Loss for the period	—	—	—	—	—	(58,502)	(58,502)
At 30th June, 2002	77,218	409,738	601,415	769	9,443	(511,523)	587,060

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2003

	Six months ended 30th June, 2003 (Unaudited) *HK$'000*	Six months ended 30th June, 2002 (Unaudited) *HK$'000*
Net cash from operating activities	24,268	36,127
Net cash from investing activities	18,567	506
Net cash used in financing activities	(1,065)	(50,181)
Increase (Decrease) in cash and cash equivalents	41,770	(13,548)
Cash and cash equivalents at beginning of period	110,155	135,651
Cash and cash equivalents at end of period	151,925	122,103
Cash and cash equivalents:		
Cash and bank deposits (excluding a frozen deposit)	209,140	218,353
Bank overdrafts	(53,932)	(70,587)
Trust receipt bank loans	(3,283)	(25,663)
	151,925	122,103

NOTES TO ACCOUNTS

1. Basis of preparation and accounting policies

The interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policy to comply with SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January, 2003.

On adoption of the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of this standard has had no material effect on the results for the prior accounting periods. Accordingly, no prior period adjustment is required.

2. Segment information

(a) Business segments

The Group's operations comprise the following main business segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30th June,													
	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Securities investment and trading		Elimination		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE														
Sales to external customers	54,825	85,971	28,344	27,018	5,622	5,017	—	5,016	3,617	—	—	—	92,408	123,022
Inter-segment sales	—	—	1,069	21,668	—	—	—	—	—	—	(1,069)	(21,668)	—	—
	54,825	85,971	29,413	48,686	5,622	5,017	—	5,016	3,617	—	(1,069)	(21,668)	92,408	123,022
RESULT														
Segment result	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	—	—	(25,080)	(47,005)
Unallocated corporate expenses, net													(10,942)	(7,371)
Loss from operations													(36,022)	(54,376)
Finance costs													(3,469)	(3,502)
Taxation													(146)	(1,000)
Minority interests													(779)	376
Loss attributable to shareholders													(40,416)	(58,502)

(b) ***Geographical segments***

The Group's business is managed on a worldwide basis, but it takes place in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("China") are the major markets for all the Group's business, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

Segment turnover is based on the geographical locations of the customers.

	Six months ended 30th June,									
	Hong Kong & Macau		China		Australia		Southeast Asian countries		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	59,250	76,100	33,000	41,723	—	5,016	158	183	92,408	123,022
Loss (Profit) from operations	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3. **Loss from operations**

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Depreciation on:		
Owned property, plant and equipment	1,458	2,239
Leased property, plant and equipment	83	129
Loss (Gain) on disposal of property, plant and equipment	40	(1,103)
Provision for liquidation fees of subsidiaries	4,877	—
Operating leases rental	1,681	1,617
Provision for bad and doubtful debts	2,143	9,371
Exchange gains	(5,669)	(3,153)
Unrealised gain on revaluation of trading securities	(1,802)	(656)
Gross rental and management fee income from investment properties	(5,622)	(5,017)

4. **Staff costs**

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Including emoluments of the Directors of the Company:		
Salaries and wages	18,841	34,600
Pension costs — defined contribution plans	745	862
(Reversal of provision for) Provision for long service payment	(39)	1,903
	19,547	37,365

The decrease in staff costs was mainly due to the decline in the staff force as a result of the reduction in the size of operations of Condo Group and Polycrown Group.

5. **Taxation**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit during the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
The charges comprise:		
Hong Kong profits tax	—	—
Overseas taxation	146	1,000
	146	1,000

6. **Dividend**

The Directors of the Company have resolved not to make payment of an interim dividend for the six months ended 30th June, 2003 (30th June, 2002: Nil).

7. **Loss per share**

Basic loss per share is calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$40,416,000 (30th June, 2002: HK$58,502,000) and the weighted average number of 772,181,783 shares (30th June, 2002: 772,181,783 shares) in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares in existence during the six months ended 30th June, 2003.

8. **Property, plant and equipment**

	Six months ended 30th June, 2003 (Unaudited) *HK$'000*	Year ended 31st December, 2002 (Audited) *HK$'000*
Cost or valuation		
Beginning of period/year	290,807	326,571
Additions	1,064	1,796
Write-down for transfer to investment properties	—	(1,262)
Transfer to properties held for sale	—	(5,075)
Transfer from construction in progress	—	20
Revaluation deficit	(17,390)	(27,378)
Disposals	(1,490)	(3,862)
Exchange adjustments	—	(3)
End of period/year	272,991	290,807
Analysis of cost or valuation is as follows:		
At cost	75,621	76,047
At professional valuation (a)	197,370	214,760
	272,991	290,807
Accumulated depreciation and impairment losses		
Beginning of period/year	55,055	47,989
Charge for the period/year	1,541	4,846
Write-back for transfer to investment properties	—	(1,262)
Transfer to properties held for sale	—	(2,906)
Write-down for impairment loss	470	9,394
Disposals	(620)	(3,006)
End of period/year	56,446	55,055
Net book value		
End of period/year	216,545	235,752
Beginning of period/year	235,752	278,582

(a) The investment properties of the Group were valued at 30th June, 2003 as HK$197,370,000 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis.

9. *Inventories*

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
Manufacturing and trading stocks	10,288	10,746
Properties under development	218,986	215,772
Properties held for sale	2,709	2,709
Machinery held for sale	—	500
	231,983	229,727

10. **Trade and other receivables**

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
0 — 30 days	29,596	44,804
31 — 60 days	6,729	12,435
61 — 90 days	4,774	5,045
Over 90 days	6,442	8,702
	47,541	70,986

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

11. **Cash and bank deposits**

As at 30th June, 2003, included in cash and bank deposits was a net amount of approximately HK$7,017,000 (31st December, 2002: HK$7,017,000), represented the sum of principal and interest of a bank deposit net of the provision for irrecoverable portion, being frozen by a bank (the "Bank") due to a dispute with the Bank. On 14th August, 2003, a deed of compromise was entered into between the Company and the Bank to settle the dispute and such net amount was subsequently released by the Bank to the Company on 22nd August, 2003.

12. **Trade and other payables**

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
0 — 30 days	12,104	28,893
31 — 60 days	3,096	2,085
61 — 90 days	3,368	2,182
Over 90 days	51,845	88,021
	70,413	121,181

13. **Share capital**

	30th June, 2003 (Unaudited)		31st December, 2002 (Audited)	
	Number of shares '000	Amount HK$'000	Number of shares '000	Amount HK$'000
Authorised (ordinary shares of HK$0.1 each)	2,000,000	200,000	2,000,000	200,000
Issued and fully paid (ordinary shares of HK$0.1 each)	772,182	77,218	772,182	77,218

On 29th May, 2003, the Company adopted a new share option scheme and terminated the old share option scheme adopted by the Company on 30th September, 1993. During the six months ended 30th June, 2003, no options to subscribe for shares in the Company have been granted pursuant to both of the share option schemes. At 30th June, 2003, there were also no options outstanding.

14. **Capital commitments**

Capital commitments of the Group outstanding as at 30th June, 2003 were as follows:

	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Contracted but not provided for Properties under development	146,619	142,385

15. Contingent liabilities

At 30th June, 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank if arising from the performance bonds issued by the bank in respect of the Group's construction contract amounted to approximately HK$11,684,000 (31st December, 2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$106,900,000 (31st December, 2002: HK$106,900,000).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and China. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

(d) The Group has outstanding litigations with claims made by third parties of approximately HK$18,699,000 (31st December, 2002: HK$12,440,000) in respect of contract works and no provision has been made by the Group.

16. Related party transactions

(a) The Group had the following material transaction with a related party, which was carried out in the normal course of the Group's business. The amount was charged to the related party in the normal course of business at terms no less than those charged to and contracted with other third parties.

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Rental and management fee income from a fellow subsidiary	306	253

(b) Amount due to intermediate holding company is unsecured, non-interest bearing and has no fixed repayment term.

17. Subsequent events

On 8th September, 2003, an adjourned hearing was held at the High Court of Hong Kong (the "Court") and winding-up orders against Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), both are 52%-owned subsidiaries of the Company, respectively were made by the Court on the same date. The two banking facilities granted to CCW and CEC (as referred to in the Company's announcement dated 11th September, 2003 regarding the Debt Restructuring Proposals) with outstanding amounts of approximately HK$5 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45,833,000 to the relevant bank creditor on 1st April, 2003) and HK$7 million respectively have already been fully secured by either asset or cash deposit of the Group. The winding-up of CCW and/or CEC may result in the banks' realisation of the secured asset or cash deposit but is otherwise not expected to have any material adverse impact on the financial position of the Group.

PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following statement of unaudited pro forma adjusted consolidated net tangible assets of the Group is prepared based on the consolidated net tangible assets of the Group as stated in the audited consolidated accounts of the Group as at 31st December, 2002 and adjusted as follows:

	HK$'000
Audited consolidated net tangible assets as at 31st December, 2002	499,058
Add: Unaudited consolidated loss after taxation and minority interests for the six months ended 30th June, 2003	(40,416)
Surplus on revaluation of non-trading securities as at 30th June, 2003	11,520
Exchange differences on translation of the accounts of foreign subsidiaries	(115)
Adjusted consolidated net tangible assets as at 30th June, 2003	470,047
Pro forma adjustment resulted from the winding-up of Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC") *(Note 1)*	32,387
Unaudited pro forma adjusted consolidated net tangible assets of the Group as at the Latest Practicable Date	502,434
Unaudited pro forma adjusted consolidated net tangible assets per Share as at the Latest Practicable Date *(Note 2)*	HK$0.65

Notes:

1. As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the High Court of the Hong Kong Special Administrative Region (the "Court") on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have not been consolidated by the Group since the date of the winding-up orders.

2. The unaudited pro forma adjusted consolidated net tangible assets per Share is calculated based on 772,181,783 Shares in issue as at the Latest Practicable Date.

STATEMENT OF INDEBTEDNESS

Borrowings

As at the close of business on 30th September, 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Group had aggregate outstanding borrowings of approximately HK$85,572,000, comprising bank overdrafts of approximately HK$38,080,000, trust receipt bank loans of approximately HK$3,283,000, short-term loans from financial institutions of approximately HK$26,384,000, outstanding obligations under finance leases of approximately HK$89,000, amounts due to and short-term loans from minority investors of approximately HK$13,334,000 and HK$4,402,000 respectively.

Contingent liabilities

As at the close of business on 30th September 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, there were contingent liabilities in respect of the following:

The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries which amounted to approximately HK$55,035,000.

The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

The Group has outstanding litigation with claims made by third parties of approximately HK$1,504,000 in respect of contract works and no provision has been made by the Group.

Save as aforesaid and apart from intra-group liabilities and trade payables, neither the Company nor any of its subsidiaries at the close of business on 30th September, 2003 had any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debts securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptable credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Securities and charges

As at 30th September, 2003, the Group's aggregate banking facilities were approximately HK$81,256,000 which were secured by pledged fixed deposits of the Group of approximately HK$60,101,000, certain investment properties and land and buildings of the Group with an aggregate carrying amount of approximately HK$187,000,000 and corporate guarantees provided by the Company of approximately HK$55,035,000.

Material changes

The Directors have confirmed that, save as those set out in the "Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Group" in this Appendix, they are not aware of any material changes in the financial or trading position or prospects of the Group since 31st December, 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

捷利行測量師有限公司
DUDLEY SURVEYORS LIMITED

Chartered Surveyors • Valuers • Estate Agents
Auctioneers • Development Consultants
Property Management • N.T. Lands Matters

5th November, 2003

The Directors
ONFEM Holdings Limited
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Dear Sirs,

In accordance with your instructions to us to value the property interests of ONFEM Holdings Limited (referred to as the "Company") and its subsidiaries (with the exception of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited and their respective subsidiaries which consent from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates has been obtained by the Company pursuant to Rule 11.6 of the Code on Takeovers and Mergers and Share Repurchases) (together referred to as the "Group") in Hong Kong and the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the property interests of the Group as at 30th September, 2003 ("date of valuation").

Our valuation is our opinion of Open Market Value of the property interests which we would define as meaning "the best value at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that the owner sells the property interests in the open market without the benefit of a deferred terms contract, leaseback, joint ventures, management agreements or any similar arrangement which could serve to increase the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests and no forced sale situation in any manner is assumed in our valuation.

In valuing the properties in Groups 1, 2 and 3, which are held by the Group for occupation or investment in Hong Kong and the PRC, we generally have made reference to sales evidences as available on the market and where appropriate on the basis of capitalisation of the net income shown on schedules handed to us. We have allowed for outgoings and in appropriate cases made provisions for reversionary income potential. Properties which are held and occupied by the Group have been valued on the vacant possession basis.

Due to the specific purposes for which the building and structures of Property No. 9 in Group 3 have been constructed, there are no readily identifiable market comparables. Therefore the property cannot be valued by direct comparison. We have therefore valued the property on depreciated replacement costs basis which is based on the theoretical assumption that the capital value of the property is the costs of equivalent reinstatement as depreciated. We would define "depreciated replacement cost" for this purpose as our opinion of the aggregate of the open market value of the land in its existing use and our estimate of the new replacement costs of the buildings and other site works from which deductions are then made to allow for age, condition and functional obsolescence.

In valuing the property interest in Group 4 which is held for development and sales by the Group in the PRC, we have valued the property interest on the basis that the property interest will be developed and completed in accordance with the Group's latest development proposals provided to us. We have assumed that approvals for the proposals have been obtained. In arriving at our opinion of value, we have adopted the Direct Comparison Approach by making reference to comparable transactions in the locality and have also taken into account the construction costs that will be expended to complete the development to reflect the quality of the completed development. The "Completed Value when completed" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

In valuing the property interests in Groups 5 and 6 which are leased by the Group, we are of the opinion that they have no commercial value either because of their non-assignability in the open market or there are prohibitions against subletting and/or assignment contained in the respective leases and/or tenancy agreements or the lack of marketable and substantial profit rents.

In respect of the property interests held by the Group in Hong Kong, we have not been provided with copies of title documents relating to the properties but we have caused searches to be made at the relevant Land Registries. However, we have not inspected the original documents to verify the ownership or to ascertain the exercise of any amendment which does not appear on the copies of title documents obtained by us. We are not in position to advise you on the titles to the properties.

In respect of the properties held by the Group in the PRC, we have relied on the legal opinion issued by the Group's PRC legal advisers on the relevant laws and regulations in the PRC in relation to the Group's legal title to and the nature of the Group's interest in such properties as at the date of valuation. We have been provided with extracts of title documents, such as land use right certificates and/or building ownership certificates. However, we have not inspected the original documents to verify any amendments which may not appear on the copies of the extracts of title documents handed to us. We have relied to a considerable extent on information given by the Group and the opinion of the Group's PRC legal advisers. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and the legal opinion of the Group and/or its PRC legal advisers. We consider we have been provided with sufficient information to reach an informed view.

Our valuations have been prepared in accordance with the Hong Kong Guidance's Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors.

In valuing the property interests in Groups 3, 4 and 6, we have complied with all requirements contained in Practice Note No. 12 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") issued by Stock Exchange.

We have relied to a considerable extent on any information given by you and have accepted advice given to us on such matters as the properties to be valued, planning approvals or statutory notices, easements, tenure, occupation, tenancy schedule, rentals, site and floor areas, attributable interests and all other relevant matters. Dimensions, measurements and areas included in this valuation certificate are based on information contained in the documents and leases provided to us and are therefore approximations only. We have not at this stage verified the correctness of such areas so provided.

We have inspected the exteriors and where possible, the interiors of the properties. However, no structural survey has been carried out but, in the course of our inspection, we did not notice any serious defects. We are not, however, able to report that whether or not the properties are free from rot, infestation or any other structural defects, nor were any tests carried out on any of the services. Moreover, we have not carried out any investigation on site to determine the suitability of the ground conditions and the services etc. for any future redevelopment. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our report for any charges, mortgages or amounts owing on any property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all sums stated in our valuation are in Hong Kong dollars.

The exchange rate adopted in our valuation is HK$1=RMB1.06 and there has been no material fluctuation in exchange rates between our valuation date and the date of this valuation certificate.

Our summary of values and the valuation certificates are attached herewith.

Yours faithfully,
For and on behalf of
DUDLEY SURVEYORS LIMITED
Brian W. K. Li
Registered Professional Surveyor (GP)
B.Sc. (Est. Man.), MRICS, MHKIS
Director

Note: Mr. Brian W.K. Li is a Chartered Surveyor who has over 20 years' experience in undertaking valuation of properties in Hong Kong and has extensive experience in the valuation of properties in the PRC.

SUMMARY OF VALUES

Group 1 — Property interests held and occupied by the Group in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
1.	Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong	HK$1,600,000	100%	HK$1,600,000
2.	Unit 611 on 6th Floor, Block N, Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong	HK$1,460,000	100%	HK$1,460,000
	Sub-total:	**HK$3,060,000**		**HK$3,060,000**

Group 2 — Property interests held and occupied by the Group for investment in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
3.	Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	HK$4,170,000	100%	HK$4,170,000
4.	Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	HK$1,120,000	100%	HK$1,120,000
5.	Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	HK$1,500,000	100%	HK$1,500,000
6.	ONFEM Tower, No. 29 Wyndham Street, Central, Hong Kong	HK$187,000,000	100%	HK$187,000,000
	Sub-total:	**HK$193,790,000**		**HK$193,790,000**

Group 3 — Property interests held and occupied by the Group in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
7.	Flat A on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	HK$1,790,000	100%	HK$1,790,000
8.	Flat B on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	HK$1,790,000	100%	HK$1,790,000
9.	Land and Buildings and Structures located at Liao Wen Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	HK$4,750,000	52%	HK$2,470,000
	Sub-total:	**HK$8,330,000**		**HK$6,050,000**

Group 4 — Property interests held and occupied by the Group for development in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
10.	The proposed commercial and residential development "Haitian Garden" situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	HK$211,320,000	80%	169,056,000
	Sub-total:	**HK$211,320,000**		**HK$169,056,000**

Group 5 — Property interests leased by the Group in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
11.	18th Floor of China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong	No commercial value	100%	Nil
12.	Unit No. 5 on 16th Floor of Star Centre, Nos. 443-451 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	No commercial value	51%	Nil
13.	Unit G on 27th Floor of Block 1 of Vigor Industrial Building, Nos. 49-53 Ta Chuen Ping Street, Kwai Chung, New Territories, Hong Kong	No commercial value	51%	Nil
14.	Unit 5-9 and 18 on 13th Floor of Shatin Galleria, Nos. 18-24 Shan Mei Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
15.	Unit A on 4th Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil
16.	Carpark No. L5 on 1st Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil
17.	Lot No. 1186 in Demarcation District No. 119, Pak Sha Tsuen, Yuen Long, New Territories, Hong Kong	No commercial value	52%	Nil
18.	Unit F on 15th Floor of Kingsford Industrial Building Phase 2, Nos. 26-32 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	No commercial value	52%	Nil

Group 6 — Property interests leased by the Group in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
19.	3rd Floor, No. 1 at Keng Kou Road Section, Shi Da Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	No commercial value	52%	Nil
20.	Unit 30A on 3rd Floor of Block A14, Oriental New City, Liao Bu Town, Dongguan, Guangdong Province, the PRC	No commercial value	52%	Nil
21.	Flat C on 6th Floor of Block 32, Xia Wei Yi HaoYuan, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan, Guangdong Province, the PRC	No commercial value	100%	Nil
22.	Unit B of Block 15, Ji Zhou HaoYuan Bie Shu, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
23.	An office unit on 8th Floor, Jin Yuan Building, Haizhou Road, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
24.	Flat H, J and K on 16th and 17th Floor, Jiu Chang Building, No. 8 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
25.	Flat B on 12th Floor of Block 52, Yuan Lien HuaYuan, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
26.	Flat C on 20th Floor, Block 2, Yong He HuaYuan, No. 6 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
27.	Flat A on 8th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
28.	Flat A on 7th Floor, Block A of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
29.	Flat D on 4th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
30.	Flat 304 on 4th Floor of Block 9, Ya Yuan Court, Arcadia Villas, Nan Ten Road, Zhongshan, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
31.	Flat B on 10th Floor, Western Mansion, Chunfeng Road, Luo Hu District, Shenzhen, Guangdong Province, the PRC	No commercial value	100%	Nil
32.	Flat G on 4th Floor of Block 3, Cloudsville, No. 2033 Chunfeng Road, Shenzhen, Guangdong Province, the PRC	No commercial value	100%	Nil
33.	Flat 1 on 3rd Floor, Block 304 of District No. 3 Donghu HuaYuan, Donghu Zhong Road, Huizhou, Guangdong Province, the PRC	No commercial value	100%	Nil
34.	Flat 402 on 4th Floor, Jun Jing Ju Block 1 of Cheng Shi Garden, Off Shi Lian Road West, Panyu, Guangdong Province, the PRC	No commercial value	100%	Nil
35.	No. 1 Xin Huan Zhong Road, Si Ji Town, Panyu, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
36.	Room 219 on Level 2 of En Fei Building, Block B, No. 12 Fu Xian Road, Hai Dian District, Beijing, the PRC	No commercial value	51%	Nil
37.	Room 206 on Level 2 of Block 1 in No. 100 Yan Yue Hu Tong, Dong Shi Nan Da Street, Dong Cheng District, Beijing, the PRC	No commercial value	51%	Nil
38.	Room 402, on 4th Floor, No. 5 Lane 91, Jian Guo Road West, Ruijin Garden, Luwan District, Shanghai, the PRC	No commercial value	52%	Nil

Group 1 — Properties interests held and occupied by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
1.	Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong 51/700,000th shares of and in The Remaining Portion of Inland Lot No. 8566	Kornhill is a large-scale private residential estate development comprising high-rise residential blocks and Block Q was completed in 1987. The property comprises a residential unit on the 26th Floor of Block Q. The saleable area of the property is approximately 44.6 sq.m. (480 sq.ft.). The property is held under Conditions of Exchange No. 11728 for a term of 75 years renewable for 75 years commencing from 27th April, 1984.	The property is occupied by the Group as staff quarters.	HK$1,600,000

Notes:

1. The registered owner of the property is Full Pacific Limited (富利暉有限公司) registered vide memorial no. 7081190 dated 29th April, 1997.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H70/87 (MTR) registered vide memorial nos. 2980874 and 3439238 dated 28th January, 1986 and 23rd June, 1987 respectively.

3. The property is also subject to a Sub-Deed of Mutual Covenant registered vide memorial no. 3395747 dated 26th May, 1987.

4. Full Pacific Limited (富利暉有限公司) is a wholly-owned subsidiary of the Company.

5. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
2.	Unit 611 on 6th Floor of Block N, Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong 51/700,000th shares of and in The Remaining Portion of Inland Lot No. 8566	Kornhill is a large-scale private residential estate development comprising high-rise residential blocks and Block N was completed in 1987. The property comprises a residential unit on the 6th Floor of Block N. The saleable area of the property is approximately 45.4 sq.m. (489 sq.ft.). The property is held under Conditions of Exchange No. 11728 for a term of 75 years renewable for 75 years commencing from 27th April, 1984.	The property is occupied by the Group as staff quarters.	HK$1,460,000

Notes:

1. The registered owner of the property is Best Pearl Development Limited (慧珠發展有限公司) registered vide memorial no. 8555542 dated 23rd November, 2001.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H55/87 (MTR) registered vide memorial nos. 2980874 and 3395751 dated 28th January, 1986 and 18th May, 1987 respectively.

3. The property is also subject to a Sub-Deed of Mutual Covenant registered vide memorial no. 3395747 dated 26th May, 1987.

4. Best Pearl Development Limited (慧珠發展有限公司) is a wholly-owned subsidiary of the Company.

5. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

Group 2 — Properties interests held and occupied by the Group for investment in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
3.	Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong 46/31,911th shares of and in Section A of Sub-section 3 of Sections H & K of Quarry Bay Marine Lot No. 2 and the Extension thereto and Sub-section 1 of Section U of Quarry Bay Marine Lot No. 2 and the Extension thereto	Taikoo Shing is a large-scale private residential estate comprising high-rise blocks in Quarry Bay district. Willow Mansion was completed in 1983. The property has a saleable area of approximately 94.4 sq.m. (1,016 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 18th April, 1900.	The property has been let for a term of 2-year commencing from 1st April, 2003 to 31st March, 2005 at a monthly rental of HK$23,000 inclusive of rates and management charges.	HK$4,170,000

Notes:

1. The registered owner of the property is Linkcheer Limited (凌駿有限公司) registered vide memorial no. 5863655 dated 17th November, 1993.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H94/83 registered vide memorial nos. 2047870 and 2429337 dated 26th February, 1981 and 22nd June, 1983 respectively.

3. Linkcheer Limited (凌駿有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
4.	Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong 8/873rd shares of and in The Remaining Portion of Sub-sections 1, 2 & 3 of Section B of Inland Lot No. 508, Section A of Sub-sections 1, 2 & 3 of Section B of Inland Lot No. 508 and Inland Lot Nos. 388, 3196 & 3197	Tai Yuen Court is a 26-storey residential building with shop units on ground floor completed in 1993. The property comprises a residential unit on the 19th Floor. The saleable area of the property is approximately 32.4 sq.m. (349 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 16th March, 1855 and 16th November, 1855.	The property is let for a term of 2 years commencing from 16th March, 2003 to 15th March, 2005 at a monthly rental of HK$7,500 inclusive of rates and management charges.	HK$1,120,000

Notes:

1. The registered owner of the property is Eastrend (Hong Kong) Limited (東昌(香港)有限公司) registered vide memorial no. 5987903 dated 31st March, 1994.

2. The property is subject to a Deed of Mutual Covenant and Management Agreement in favour of Urban Property Management Limited "The Manager" registered vide memorial no. 5905695 dated 5th January, 1994.

3. Eastrend (Hong Kong) Limited (東昌(香港)有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
5.	Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong 494/4,685,000th shares in and of the Remaining Portion of Chai Wan Inland Lot No. 121	Heng Fa Chuen is a large-scale private residential estate development comprising high-rise residential blocks and Block 2 was completed in 1986. The property comprises a residential unit on the 8th Floor of Block 2. The saleable area of the property is approximately 43.6 sq.m. (469 sq.ft.). The property is held under Conditions of Grant No. 11789 for a term of 75 years renewable for 75 years commencing from 3rd April, 1985.	The property is currently let for a term of 2 years commencing from 1st August, 2002 to 31st July, 2004 at a monthly rental of HK$7,500 inclusive of rates and management charges, but it has been revised to HK$6,500 since 1st August, 2003.	HK$1,500,000

Notes:

1. The registered owner of the property is Bright Circle Limited (輝中有限公司) registered vide memorial no. 8555541 dated 23rd November, 2001.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H111/86 (MTR) registered vide memorial nos. 3196410 and 3152503 dated 11th October, 1986 and 8th September, 1986 respectively.

3. Bright Circle Limited (輝中有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
6.	ONFEM Tower, No. 29 Wyndham Street, Central, Hong Kong The Remaining Portion of Section A of Inland Lot No. 1005, The Remaining Portion of Sub-section 1 of Section A of Inland Lot No. 1005 and Sub-section 2 of Section A of Inland Lot No. 1005	ONFEM Tower is a 25-storey commercial building completed in January 1995. The site area is approximately 317.73 sq.m. (3,420 sq.ft.). The subject property comprises the whole building with Ground Floor to the Second Floor occupied for commercial use whereas the upper floors are for office uses. The total gross floor area of the building is approximately 5,037.81 sq.m. (54,227 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 26th June, 1843.	The property is leased to various tenants for varying terms from between September 2000 to December 2006 at a total monthly rent of HK$929,386 inclusive of rates and management charges.	HK$187,000,000

Notes:

1. The registered owner of the property is Virtyre Limited registered vide memorial no. 6279388 dated 1st April, 1995.

2. The following major encumbrances registered against the property are as follows:

   — Occupation permit No. H7/95 dated 27th January, 1995 vide Memorial No. 6217839.

   — Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited (HSBC) vide Memorial No. 6279389 dated 25th April, 1995.

   — Deed of Variation of M/N 6279389 and further charge in favour of HSBC vide Memorial No. 8288328 dated 9th January, 2001.

   — Second charge in favour of HSBC vide Memorial No. 8511520 dated 3rd October, 2001.

3. Virtyre Limited is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

Group 3 — Properties interest held and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
7.	Flat A on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	The property comprises one residential apartment unit on the 8th level of an 8-storey apartment building within a low-density residential development completed in 1994. The property has a gross floor area of approximately 204.89 sq.m. (2,205 sq. ft.). The land use rights of the property are held for a term from 8th October, 1994 to 6th October, 2062.	The property is vacant.	HK$1,790,000

Notes:

1. According to the Real Estate Title Certificate (Document No. Hu Fang Di Shi Zi (1998) No. 002754) issued by Shanghai Real Estate Administrative Bureau dated 6th July, 1998, the property with a gross floor area of 204.89 sq.m. is legally owned by Great Way Properties Limited (鴻威置業有限公司) for a term from 8th October, 1994 to 6th October, 2062 for residential use.

2. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, the Group has obtained the ownership of the property and has the right to occupy, use, receive income and dispose of the property according to the law. In addition, the property is free from any mortgage or encumbrance.

3. Great Way Properties Limited (鴻威置業有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
8.	Flat B on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong, Shanghai, the PRC	The property comprises one residential apartment unit on the 8th level of an 8-storey apartment building within a low-density residential development completed in 1994. The property has a gross floor area of approximately 204.89 sq.m. (2,205 sq. ft.). The land use rights of the property are held for a term from 8th October, 1994 to 6th October, 2062.	The property is let to Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd. (上海金橋瑞和裝飾工程有限公司), a non wholly-owned subsidiary of the Company as staff quarters under a tenancy agreement for a term of one year commencing from 1st January, 2003 at the monthly rental of RMB7,000 exclusive of management charges and utility charges.	HK$1,790,000

Notes:

1. According to the Real Estate Title Certificate (Document No. Hu Fang Di Shi Zi (1998) No. 002753) issued by Shanghai Real Estate Administrative Bureau dated 6th July, 1998, the property with a gross floor area of 204.89 sq.m. is legally owned by Top Gain Properties Limited (溢成置業有限公司) for a term from 8th October, 1994 to 6th October, 2062.

2. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, the Group has obtained the ownership of the property and has the right to occupy, use, receive income and dispose of the property according to the law. In addition, the property is free from any mortgage or encumbrance.

3. Top Gain Properties Limited (溢成置業有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
9.	Land and Buildings and Structures located at Liao Wen Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises a land parcel with a site area of approximately 10,000 sq.m. (or 107,640 sq.ft.) upon which one single-storey factory block, two 4-storey dormitory blocks, one kitchen, two guard houses and other ancillary structures completed in between 1993 and 1995 are erected. The property has a total gross floor area of approximately 2,763 sq.m. (or 29,740 sq.ft.). The respective uses and areas of the buildings are as follows:	The property is occupied by the Group for production, ancillary office and dormitory purposes.	HK$4,750,000

Use	Approximate Gross Floor Area (sq.m.)	(sq.ft.)
Factory Block	1,960	21,097
2 Dormitories Blocks	840	9,042
Kitchen	48	517
2 Guard Houses	30	323
Total:	**2,878**	**30,979**

Notes:

1. According to a State-owned Land Use Certificate (Document No. Dong Fu Guo Yong (1993) Zi (No. 0062170) dated 20th December, 1992 issued by Dongguan County Land Administration Bureau, the land with site area of 10,000 sq.m. was granted to Lun and Din Limited (龍之店有限公司), a 52%-owned subsidiary of the Company, for an unspecified term for workshop purposes.

2. We have been provided with a legal opinion on the title of the property prepared by the Group's PRC legal adviser, which contain, inter alia, the following information:

   (a) The property is legally vested in Lun and Din Limited (龍之店有限公司).

   (b) The property can be transferred, sublet and mortgaged freely by Lun and Din Limited (龍之店有限公司).

   (c) The property is not subject to any mortgage and any other material encumbrances.

   (d) The land use right on the property that Lun and Din Limited (龍之店有限公司) can enjoy is 50 years.

3. We have prepared our valuation on the following assumptions:

   (a) Lun and Din Limited (龍之店有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government.

   (b) All land premium and other costs of ancillary services have been settled in full.

   (c) The design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

   (d) The property may be disposed of freely to both local and overseas purchasers.

4. The status of title and grant of major approvals provided by the Group is as follows:

State-owned Land Use Rights Certificate	Yes
Building Ownership Certificate	No

5. As advised by the Group, if the property were to be sold at the amount we valued above as at the date of valuation, the potential tax liability would amount to approximately HK$1,000,000.

Group 4 — Property interest held and under development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
10.	The proposed commercial and residential development "Haitian Garden" situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	The property is scheduled to be developed into a composite development which will be completed in two phases. Phase 1 will comprise four blocks of high-rise residential towers above a 3-storeyed commercial podium and a 2-storeyed basement for car-parking, whereas Phase 2 will comprise an office tower erected on a basement. The site area of the subject property is 16,454.60 sq.m. (177,117 sq.ft.) or thereabouts. The land use rights of the property have been granted for respective terms due to expire on 30th November, 2047 for commercial/office use and on 30th November, 2067 for residential use.	The property is under construction.	HK$211,320,000 (80% interest attributable to the Group: HK$169,056,000)

Notes:

1. According to Real Estate Title Certificate No. C0739538 issued by the People's Government of Guangdong Province on 1st March, 2002, the land use rights of the property, comprising a site area of 16,454.60 sq.m. have been granted to Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) for respective terms due to expire on 30th November, 2047 for "Commercial/Office" use and on 30th November, 2067 for "Residential" use.

2. According to Contract for Grant of State-owned Land Use Rights (國有土地使用權出讓合同書) No. (1997) 52 entered into between Zhuhai Land Administrative Bureau ("Party A") and Zhuhai Shining Metals Group, Inc. (珠海鑫光集團股份有限公司) ("Party B") on 19th November, 1997, Party A agreed to grant to Party B the land use rights of a piece of land situated on the west side of Haijing Road in Jida on the salient conditions cited, inter alia, as follows:

(i)	Site Area	:	16,454.60 sq.m.
(ii)	Usage	:	Commercial/Residential
(iii)	Plot Ratio	:	1: 2.00

(iv)	Land Premium	:	RMB46,566,518 (being RMB2,000 per sq.m. of site area for commercial use and RMB1,350 per sq.m. of site area for residential/ office use; based on a plot ratio of 1:2.00 and 10% for commercial use and 90% for residential use).
(v)	Land Use Term	:	50 years from 30th November, 1997 to 30th November, 2047.

3. According to Planning Permit for Construction Works (建設工程規劃許可証) No. (99) 308 issued by Zhuhai Planning and Land Administrative Bureau on 8th September, 1999, the developer of the property is Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) and the development scale of the property is permitted to comprise commercial/residential/office project with a total construction area of 84,990 sq.m., being a 27-storey commercial/residential building with a gross floor area of 57,928 sq.m. and a 24-storey office building with a gross floor area of 27,062 sq.m., including basement areas of 10,672 sq.m. and 6,681 sq.m. below commercial/ residential towers and office tower respectively.

4. As per information provided by the Company, the development details of the project are summarised as follows:

a.	Existing stage of development	:	This site formation, foundation and basement works have been completed.
b.	Estimated completion date	:	The building is expected to be completed in about end of 2005.
c.	Estimated cost of carrying out/completing the development	:	The total construction cost of the project estimated is approximately RMB220,000,000 out of which an amount approximate to RMB70,000,000 has been expended up to the date of valuation.
d.	Estimated capital value after completion:	:	The capital value of the project upon completion is estimated to be RMB517,000,000.

5. According to the Equity Joint Venture Contract entered into between Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司) ("Party A") which has no other relation with the Group other than this Joint Venture agreement and ONFEM Company Limited (東方有色有限公司) ("Party B") on 27th May, 1999, the parties have agreed to incorporate an equity joint venture company. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Name of the Company	:	珠海東方海天置業有限公司 (Zhuhai (Oriental) Blue Horrison Properties Co. Ltd.)
(ii)	Period of Operation	:	8 years from the date of issue of the business license
(iii)	Total Investment Amount	:	RMB110,000,000
(iv)	Registered Capital	:	RMB44,000,000
(v)	Party A's Contribution	:	RMB8,800,000 in cash, accounting for 20% of the registered capital
(vi)	Party B's Contribution	:	RMB35,200,000 in cash, accounting for 80% of the registered capital
(vii)	Profit/Loss Sharing	:	20% and 80% for Party A and Party B respectively

6. According to Business Licence No. 004080, Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) has been incorporated as an equity joint venture enterprise (Hong Kong capital) with a registered capital of RMB44,000,000 and an operation period from 9th June, 1999 to 9th June, 2007.

7. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) has obtained the land use rights of the property according to the law and has the right to occupy, use, transfer, let and mortgage the property. In addition, the property is free from any mortgage or encumbrance.

8. Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) is a 80% owned subsidiary of the Company.

9. Based on the information provided by the Group, we have prepared our valuation on the following assumptions:

   (i) Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

   (ii) the land premium and other costs of ancillary utilities services have been settled in full;

   (iii) the design and construction of the proposed development are in compliance with the relevant planning regulations and have been approved by the relevant authorities; and

   (iv) the property may be disposed of freely to both local and overseas purchasers.

10. Based on the information provided by the Group, the status of title and grant of major approvals in respect of the property are as follows:

Certificate for the Use of State-owned Land	N/A
Approval Letter for Construction Land	Yes
Contract for Grant of State-owned Land Use Rights	Yes
Red-line Plan	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Permit for Domestic and Overseas Sales	N/A
Permit for Pre-sale	N/A
Building Ownership Certificate/Real Estate Title Certificate	Yes
Business Licence	Yes

11. As advised by the Group, if the property were to be sold at the amount we valued above as at the date of valuation, the potential tax liability would amount to approximately HK$14,200,000.

Group 5 — Property interests leased by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
11.	18th Floor of China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong	The property comprises an office unit on the 18th level of a 20-storey office building erected over a 6-storey commercial podium completed in 1991. The property has a gross floor area of approximately 538.2 sq.m. (5,793 sq.ft.).	The property is occupied by the Group as an office. The property is rented by the Group for a lease term of one year from 1st June, 2003 to 31st May, 2004 at a monthly rent of HK$81,102 exclusive of rates, service, management and air conditioning charges.	No commercial value

Note:

1. According to the Tenancy Agreement, the tenant of the property is Brena Company Limited (爭輝有限公司), a wholly-owned subsidiary of the Company and the landlord of the property is Texion Development Limited (企元國際有限公司), a wholly-owned subsidiary of Minmetals HK. Since Minmetals HK is a connected person as defined in the Listing Rules of the Group, therefore the Tenancy Agreement is a connected transaction for the Company pursuant to Rule 14.25(1) of the Listing Rules.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
12.	Unit No. 5 on 16th Floor of Star Centre, Nos. 443-451 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	The property comprises an office unit on the 16th level of a 30-storey industrial/office building erected over a 1-storey carpark completed in about 1984. The property has a gross floor area of approximately 273.7 sq.m. (2,946 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years from 1st January, 2003 to 31st December, 2004 at a monthly rent of HK$17,700, inclusive of management fee.	No commercial value
13.	Unit G on 27th Floor of Block 1 of Vigor Industrial Building, Nos. 49-53 Ta Chuen Ping Street, Kwai Chung, New Territories, Hong Kong	The property comprises a factory unit within a 32-storey industrial building erected over a 3-storey carpark completed in about 1982. The property has a gross floor area of approximately 278.7 sq.m. (3,000 sq.ft.).	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of one year from 1st November, 2002 to 31st October, 2003 at a monthly rent of HK$6,480, inclusive of rates but exclusive of management fee and other outgoings.	No commercial value
14.	Unit 5-9 and 18 on 13th Floor of Shatin Galleria, No. 18-24 Shan Mei Street, Fotan, New Territories, Hong Kong	The property comprises 4 adjoining office units on the 13th level of a 21-storey office building erected over a 4-storey carpark/commercial podium completed in 1990. The property has a gross floor area of approximately 441.1 sq.m. (4,748 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years and six months from 19th April, 2003 to 18th October, 2005 at a monthly rent of HK$37,984, inclusive of government rent but exclusive of rates, air-conditioning charges, management fees and other outgoings.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
15.	Unit A on 4th Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	The property comprises a factory unit on the 4th level of a 13-storey warehouse building erected over a 1-storey carpark completed in 1987. The entire floor on the 4th Floor of the development has a total gross floor area of 1,440.9 sq.m. (15,510 sq.ft.). The property occupies approximately half of the floor area.	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of two years from 7th November, 2001 to 6th November, 2003 at a monthly rent of HK$34,000 inclusive of rates and management fee with an option to renew for a further term of two years at the then Prevailing Market Rent.	No commercial value
16.	Carpark No. L5 on 1st Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	The property comprises a carpark space on the 1st level of a 13-storey warehouse building erected over a 1-storey carpark completed in 1987.	The property is occupied by the Group as a carpark. The property is currently licenced by the Group from an independent third party from 20th November, 2001 at a monthly licence fee of HK$3,000, inclusive of rates and management fee.	No commercial value
17.	Lot No. 1186 in Demarcation District No. 119, Pak Sha Tsuen, Yuen Long, New Territories, Hong Kong	The property comprises a 1-storey warehouse building completed in about 1980's. The property has a gross floor area of approximately 505 sq.m. (5,435 sq.ft.).	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of two years from 20th February, 2003 to 19th February, 2005 at a monthly rent of HK$10,000, inclusive of rates and government rent but exclusive of other outgoings.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
18.	Unit F on 15th Floor of Kingsford Industrial Building Phase 2, Nos. 26-32 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	The property comprises a factory unit on the 15th level of a 27-storey industrial building erected over a 2-storey carpark completed in 1979. The property has a gross floor area of approximately 380.7 sq.m. (4,098 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years from 16th May, 2003 to 15th May, 2005 at a monthly rent of HK$14,000, inclusive of rates, government rent and management fee but exclusive of other outgoings.	No commercial value

Group 6 — Properties interests leased by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
19.	3rd Floor, No. 1 at Keng Kou Road Section, Shi Da Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises an office unit on the 3rd level of a 5-storey building completed in 2000. The property has a gross floor area of approximately 140 sq.m. (1,507 sq.ft.).	The property is occupied by the Group as office. The property is currently leased to the Group from an independent third party for a term of two years commencing from 1st October, 2001 at a monthly rental of RMB1,300.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
20.	Unit 30A on 3rd Floor of Block A14, Oriental New City, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises a domestic unit on the 3rd level of a 7-storey domestic building completed in about 1996. The property has a gross floor area approximately 71 sq.m. (764 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of two years commencing from 1st May, 2002 to 1st May, 2004 at a monthly rental of RMB1,700 exclusive of management fee.	No commercial value
21.	Flat C on 6th Floor of Block 32, Xia Wei Yi Hao Yuan, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan Guangdong Province, the PRC	The property comprises a domestic unit on the 6th level of a 7-storey building within a large-scale residential development completed in about 2001. The property has a gross floor area of approximately 80 sq.m. (861 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 25th March, 2003 to 24th March, 2004 at a monthly rental of RMB1,500 inclusive of management fee.	No commercial value
22.	Unit B of Block 15, Ji Zhou HaoYuan Bie Shu, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan Guangdong Province, the PRC	The property is a 3-storey terraced type house within a large-scale residential development completed in about 2001. The property has a gross floor area of approximately 279 sq.m. (3,000 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 10th March, 2003 to 9th March, 2004 at a monthly rental of RMB4,500 inclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
23.	An office unit on 8th Floor, Jin Yuan Building, Haizhou Road, Zhuhai, Guangdong Province, the PRC	The subject property comprises one commercial unit on the 8th level of a 12-storey commercial building. The property has a gross area of approximately 400 sq.m. (4,306 sq.ft.) completed in about 1991.	The property is no longer occupied by the Group as office. The property is currently leased to the Group from a landlord, Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), which has entered into a joint venture contract with ONFEM Company Limited (東方有色有限公司) for the incorporation of Zhuhai (Oriential) Blue Horrizon Properties Company Limited (珠海東方海天置業有限公司), a 80%-owned subsidiary of the Company (as mentioned in Property No. 10 above), for a term of three years commencing from 1st June, 2001 to 1st June, 2004 at a yearly rental of RMB200,000 exclusive of management fee.	No commercial value

Notes:

1. As advised by the Group, due to power interruption happened in Jin Yuan Building, the normal operation of the property in the building could not be performed. Therefore, the tenant Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) had moved out from the property since 7th March, 2003. However, according to the Group's PRC legal adviser, the Tenancy Agreement of the property is still valid.

2. Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司) is a connected person of the Group as defined in the Listing Rules, therefore the Tenancy Agreement is a connected transaction for the Group pursuant to Rule 14.25(1) of the Listing Rules.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
24.	Flat H, J and K on 16th and 17th Floor, Jiu Chang Building, No. 8 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises three duplex office units on the 16th and 17th Floor of Jiu Chang Building completed in about 2000. The property has a gross floor area of approximately 550.31 sq.m. (5,924 sq.ft.).	The property is occupied by the Group as office. The property is leased to the Group from an independent third party for a term of 3 years commencing from 1st May, 2003 to 30th April, 2006 at a monthly rental of RMB8,800 exclusive of management fee.	No commercial value
25.	Flat B on 12th Floor of Block 52, Yuan Lien Hua Yuan, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 12th level of a 18-storey building within a residential development completed in about 1993. The property has a gross floor area approximately 70 sq.m. (753 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 18th November, 2002 to 18th November, 2003 at a monthly rental of RMB2,000 exclusive of management fee.	No commercial value
26.	Flat C on 20th Floor, Block 2, Yong He Hua Yuan, No. 6 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 20th level of a 23-storey domestic building completed in about 1999. The property has a gross floor area of approximately 126.58 sq. m. (1,363 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 1st August, 2003 to 30th January, 2004 at a monthly rental of RMB1,700 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
27.	Flat A on 8th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 8th level of a 18-storey domestic building completed in about 1997. The property has a gross floor area of approximately 98.18 sq.m. (1,057 sq.ft.).	The property is occupied by the Group as staff quarters and staff canteen. The property is leased to the Group from an independent third party for a term of 1 year commencing from 1st July, 2003 to 30th June, 2004 at a monthly rental of RMB1,800 exclusive of management fee.	No commercial value
28.	Flat A on 7th Floor, Block A of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 7th level of a 7-storey domestic building completed in about 1995. The property has a gross floor area of approximately 102.95 sq.m. (1,108 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 1st August, 2003 to 1st August, 2004 at a monthly rental of RMB2,000 exclusive of management fee.	No commercial value
29.	Flat D on 4th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of a 19-storey domestic building completed in about 1997. The property has a gross floor area of approximately 116.04 sq.m. (1,249 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 5th September, 2003 to 5th March, 2004 at a monthly rental of RMB2,200 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
30.	Flat 304 on 4th Floor of Block 9, Ya Yuan Court, Arcadia Villas, Nan Ten Road, Zhongshan Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of an 8-storey building within the residential development completed in about 1999. The property has a gross floor area of approximately 85.32 sq.m. (918 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 23rd April, 2003 to 22nd October, 2003 at a monthly rental of RMB2,200 exclusive of management fee.	No commercial value
31.	Flat B on 10th Floor, Western Mansion, Chunfeng Road, Luo Hu District, Shenzhen, Guangdong Province, the PRC	The property comprises a domestic unit on the 10th level of a 30-storey composite building completed in about 2002. The property has a gross floor area of approximately 89.19 sq.m. (960 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 15th March, 2003 to 15th March, 2004 at a monthly rental of RMB3,000 inclusive of management fee.	No commercial value
32.	Flat G on 4th Floor of Block 3, Cloudsville, No. 2033 Chunfeng Road, Shenzhen Guangdong Province, the PRC	Cloudsville is a residential/ commercial development comprising three residential towers over a 3-storey commercial podium completed in about 2002. The property has a saleable floor area of approximately 121.92 sq.m. (1,312 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 1st May, 2003 to 30th April, 2004 at a monthly rental of RMB4,000 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
33.	Flat 1 on 3rd Floor, Block 304 of District No. 3 Donghu HuaYuan, Donghu Zhong Road, Huizhou, Guangdong Province, the PRC	The property comprises a domestic unit on the 3rd level of a 15-storey domestic building completed in about 2001. The property has a gross floor area of approximately 100.27 sq.m. (1,079 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 24th March, 2003 to 23rd March, 2004 at a monthly rental of RMB1,600 exclusive of management fee.	No commercial value
34.	Flat 402 on 4th Floor, Jun Jing Ju Block 1 of Cheng Shi Garden, Off Shi Lian Road West, Panyu, Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of a 5-storey domestic building within a residential development completed in about 1998. The property has a gross floor area of approximately 63 sq.m. (678 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party at a monthly rental of RMB800 exclusive of management fee on monthly basis.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
35.	No. 1 Xin Huan Zhong Road, Si Ji Town, Panyu, Guangdong Province, the PRC	The property comprises a land parcel with a site area of approximately 6,032 sq.m. (64,928 sq.ft.) upon which are erected a single-storey factory/warehouse building of metal roof covering, a two-storey office block, a 3-storey dormitory block, a gas storage house, a guard house and a transformer/ generator set room of reinforced concrete constructions completed in about 1990's.	The property is owner-occupied by the Group for production, office and dormitory purposes. The property is leased to the Group from an independent third party for a term of 15 years commencing from 16th May, 1999 to 15th May, 2014 at an initial rent (see note below) subject to increase of 8% for every two years.	No commercial value

Note:

According to the tenancy agreement of the property, the following information regarding the rental computation is noted:

Construction	Gross Floor Area *(sq.m.)*	Initial monthly rental payment at RMB per sq.m.
Reinforced concrete structures (incl. office block, dormitory block, gas storage, guard house and transformer/generator set room.)	1,547.74	10 (including the supplementary food payment for villagers', deprecation cost and rent.)
Factory of metal roof covering	2,400.0	8 (including the supplementary food payment for villagers', factory deprecation cost and rent.)
Open space	3,232.09	1.8 (including the supplementary food payment for villagers' and rent.)

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
36.	Room 219 on Level 2 of En Fei Building, Block B, No. 12 Fu Xian Road, Hai Dian District, Beijing, the PRC	The property comprises an office unit on the 2nd level of a 3-storey office building completed in mid 1990. The property has a gross floor area of approximately 66 sq.m. (710 sq.ft.).	The property is occupied by the Group as office. The property is currently leased by the Group from an independent third party for a lease term of 1 year from 1st March, 2003 to 28th February, 2004 at a yearly rental of RMB80,000 inclusive of management charge, heating charge, air-conditioning charge and water charge.	No commercial value
37.	Room 206 on Level 2 of Block 1 in No. 100 Yan Yue Hu Tong, Dong Shi Nan Da Street, Dong Cheng District, Beijing, the PRC	The property comprises an office unit on the 2nd level of a 3-storey office building completed in the 1950's. The property has a gross floor area of approximately 39 sq.m. (420 sq.ft.).	The property is occupied by the Group as office. The property was leased by the Group from an independent third party for a lease term of 1 year from 20th December, 2002 to 19th December, 2003 at a monthly rent of RMB2,500 inclusive of management charge.	No commercial value

Note:

During our inspection, we were advised that the lease of the property had been terminated on 15th September, 2003. However, we have not been shown any written evidence showing the early termination of the lease. We therefore assume that the lease is still in force.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
38.	Room 402, 4th Floor, No. 5 Lane 91, Jian Guo Road West, Ruijin Garden, Luwan District, Shanghai, the PRC	The property comprises an office unit on the 4th level of a 20-storey office building plus a basement carpark completed in about 1997. The property has a gross floor area of approximately 123.84 sq.m. (1,333 sq.ft.).	The property is currently occupied by the Group as office. The property is currently rented by the Group from an independent third party for a lease term of 1 year from 21st August, 2003 to 20th August, 2004 at a monthly rent of RMB6,780.24 exclusive of management charge.	No commercial value

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Code for the purpose of giving information with regard to the Group and the Offer.

The directors of Minmetals HK jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka, the Offer, the S&P Agreement, the transactions involving OMCL, the purchase of OS/OP Debt and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka, the Offer, the S&P Agreement, the transactions involving OMCL, the purchase of OS/OP Debt and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The directors of June Glory jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to June Glory, the Offer, the S&P Agreement and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document relating to June Glory, the Offer, the S&P Agreement and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The Directors (other than Mr. Li Shiming whom the Company has been unable to contact as at the Latest Practicable Date) jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG and Haka (in relation to their involvement in the S&P Agreement and in the transactions involving OMCL), the S&P Agreement, the Offer, the transactions involving OMCL, the purchase of OS/OP Debt, June Glory and BNP Paribas Peregrine) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG and Haka (in relation to their involvement in the S&P Agreement and in the transactions involving OMCL), the S&P Agreement, the Offer, the transactions involving OMCL, the purchase of OS/OP Debt, June Glory and BNP Paribas Peregrine) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading. The issue of this document has been approved by the Board.

2. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last trading day of each of the six calendar months immediately preceding the date of the Announcement; (ii) 13th October, 2003, being the first trading day immediately following the release of an announcement in relation to past and on-going connected transactions of the Group; (iii) 14th October, 2003, being the last trading day immediately prior to the date of the Announcement; and (iv) the Latest Practicable Date.

Date	Share price
	HK$
30th April, 2003	0.305
30th May, 2003	0.385
30th June, 2003	0.365
14th July, 2003	0.415
29th August, 2003	0.405
1st September, 2003	0.405
13th October, 2003 *(Note)*	0.430
14th October, 2003	0.420
Latest Practicable Date	0.500

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period commencing six months prior to last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date were HK$0.500 on 17th October, 2003 and the Latest Practicable Date and HK$0.29 on 9th May, 2003 respectively.

Note: Trading in the Shares has been suspended since 9:30 a.m. on Tuesday, 2nd September, 2003 pending the then release of an announcement dated 11th September, 2003 in relation to the debt restructuring proposals of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited respectively, each of which is a non wholly-owned subsidiary of the Company and has since been faced with a winding-up order made by the Court on 8th September, 2003. The Stock Exchange subsequently required that the suspension in trading be continued pending the release of an announcement in relation to the past and on-going connected transactions of the Group. Trading in the Shares was resumed from 9:30 a.m. on 13th October, 2003.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the Shares and underlying Shares or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their Associates had any personal, family, corporate or other interests or short positions in the Shares, underlying Shares or debentures and securities of the Company or any of its associated corporations (within the meaning of the SFO).

(b) Other interests in the Company and dealings in securities of the Company

(i) June Glory owns 416,009,928 Shares. Other than that, neither June Glory, Minmetals HK, China Minmetals, the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor any party acting in concert with any of them owned or controlled any Shares as at the Latest Practicable Date. Save for the Shares acquired under the S&P Agreement, none of June Glory, Minmetals HK, China Minmetals and the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor parties acting in concert with any one of them had dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(ii) As at the Latest Practicable Date, no subsidiary or associated company of the Company nor any pension fund of the Group had any interests in the Shares and none of the subsidiary or associated company of the Company nor any pension fund of the Company or any of its subsidiaries, had dealt for value in any securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(iii) As at the Latest Practicable Date, no fund manager connected with the Company had managed any Shares on a discretionary basis.

(iv) Neither BNP Paribas Peregrine, Access Capital, Dudley Surveyors Limited, Centurion nor any advisers to the Company as specified in class (2) of the definition of associate under the Code had any interests in the Shares, options, warrants, derivatives or securities convertible into Shares as at the

Latest Practicable Date and none of them has dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(v) None of the Company, its subsidiaries, associated companies nor any of their Directors had dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(vi) As at the Latest Practicable Date, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with the Company or with any persons acting in concert with it or with any person who is an associate of the Company by virtue of classes as (1), (2), (3) and (4) of the definition of associate in the Code had any interests in the securities of the Company and none of them has dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(vii) As at the Latest Practicable Date, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with June Glory, Minmetals HK and China Minmetals or with any persons acting in concert with them had any interests in any securities of the Company nor dealt for value in any securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(viii) As at the Latest Practicable Date, no persons had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with June Glory, Minmetals HK, China Minmetals, the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor any party acting in concert with any of them.

(c) Interests in June Glory

(i) None of the Company, its subsidiaries, the Directors or their respective Associates had any interests in the shares of June Glory as at the Latest Practicable Date and none of them had dealt for value in any shares of June Glory during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(ii) No subsidiary or associated company of the Company, or any pension fund of the Group, owned or controlled any shares of June Glory as at the Latest Practicable Date and none of them had dealt for value in any shares of June Glory during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which are required to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name of Shareholder	*Note*	Number of Shares held	Percentage of total issued Shares
June Glory		416,009,928	53.87%
Minmetals HK	*1*	416,009,928	53.87%
China Minmetals	*1*	416,009,928	53.87%

Note:

1. By virtue of the SFO, these companies are deemed to be interested in the 416,009,928 Shares held by June Glory without taking into account the remaining Shares which June Glory may acquire pursuant to the Offer.

Save as disclosed herein, the Directors are not aware of any person who was, directly or indirectly, interested or had short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company or any options in respect of such capital as at the Latest Practicable Date.

5. QUALIFICATIONS

The followings are the qualifications of the experts who have given an opinion or advice which is contained or referred to in this document:

Name	Qualification
BNP Paribas Peregrine	Deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Access Capital	Deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Dudley Surveyors Limited	Property valuer

6. CONSENTS

The persons referred to in the section headed "Qualifications" above and Centurion have given and have not withdrawn their written consents to the issue of this document, with the inclusion herein of their letters and/or references to their respective names, in the form and context in which they appear.

7. LITIGATION

(a) On 13th March, 2003, the Company commenced legal proceedings in Hong Kong against Mr. Yu Lap On, Stephen, Mr. Ng Tze Kwan and Mr. Cheung Sui Keung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively). The claims are based on counter-indemnities executed by the defendants in favour of the Company. The principal amount claimed in the action is about HK$16.4 million approximately together with interest and costs against each defendant.

On 8th April, 2003 and 16th June, 2003, the Company obtained judgment against Mr. Ng Tze Kwan and Spirit Sunshine Inc. The Company has also applied for summary judgment against the other defendants and the application will be heard by the Court on 7th November, 2003.

(b) On 12th March, 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng; (ii) its former financial controller, Mr. Ip Shu Wah, Reginald; (iii) Jointstock Investments Limited; (iv) ICEA Financial Services Limited; and (v) Gold Light Development Limited. The Company's claims are for the sum of HK$20 million approximately in connection with or arising out of the Company's purported participation in a purported HK$20 million loan from Jointstock Investments Limited to ICEA Financial Services Limited.

The defendants (except Gold Light Development Limited) have instructed legal advisers to defend the claims. An order has been made by the Court to stay the legal action against Mr. Cui Guisheng, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. The proceedings of the Company against the other defendants are ongoing but no date has been fixed yet for the trial.

Further details of the transactions have been announced by the Company in its announcements dated 1st February, 2002, 4th February, 2002 and 8th July, 2002.

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

8. MATERIAL CONTRACTS

As at the Latest Practicable Date, there was no contract (not being contracts entered into in the ordinary course of business) entered into by members of the Group after the date two years immediately preceding the commencement of the Offer up to and including the Latest Practicable Date are or may be material.

9. SERVICE AGREEMENTS

There is no existing or proposed service contract between any of the Directors or proposed Directors and the Company or any of its subsidiaries or associated companies, other than contracts expiring or determinable by the employer within one year without payment of compensation and not amended within 6 months immediately prior to the date of the Announcement (other than by statutory compensation).

10. GENERAL

(a) The head office and principal place of business of the Company in Hong Kong is at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal share registrar and transfer office of the Company in Bermuda is Butterfield Fund Services (Bermuda) Limited. The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The company secretary of the Company is Ms. Siu Tin Ho. She is an associate member of The Hong Kong Institute of Company Secretaries.

(d) The registered address of June Glory is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Minmetals HK is at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The registered address of China Minmetals is at No. 5,

Sanlihe Road, Haidian District, Beijing, PRC. The principal place of business of June Glory and Minmetals HK is at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The principal place of business of China Minmetals is at No. 5, Sanlihe Road, Haidian District, Beijing, PRC.

(e) The registered office of BNP Paribas Peregrine is at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong.

(f) The registered office of Access Capital is at 3rd Floor, No. 8 Queen's Road Central, Hong Kong.

(g) June Glory does not have any intention to transfer any Shares acquired pursuant to the Offer to any other person other than pursuant to any placing arrangements required to maintain the minimum public float of the Company as required under the Listing Rules.

(h) No benefit (other than statutory compensation) had been or is proposed to be given to any Director as compensation for loss of office or otherwise in connection with the Offer as at the Latest Practicable Date.

(i) There was no agreement, arrangement or understanding (including any compensation arrangement) between June Glory or any person acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependent upon the Offer as at the Latest Practicable Date.

(j) There was no agreement or arrangement between any of the Directors and any other person which was conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offer as at the Latest Practicable Date.

(k) There was no person who has irrevocably committed to accept or reject the Offer as at the Latest Practicable Date.

(l) There was no material contract to which June Glory was a party in which any Director had a material personal interest as at the Latest Practicable Date.

(m) The English text of this document shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, up to and including the date the Offer closes:

(a) the S&P Agreement;

(b) the memorandum of association and the bye-laws of the Company and the memorandum and articles of association of June Glory;

(c) the annual reports of the Company for the year ended 31st December, 2001 and the year ended 31st December, 2002 and the interim report of the Company for the six months ended 30th June, 2003;

(d) the letter from the Independent Board Committee, the text of which is set out in this document;

(e) the letter from BNP Paribas Peregrine, the text of which is set out in this document;

(f) the letter from Access Capital, the text of which is set out in this document;

(g) the letter, summary of values and valuation certificate from Dudley Surveyors Limited, the text of which is set out in this document; and

(h) the written consents referred to under the section headed "Consents" in this Appendix.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

FORM OF ACCEPTANCE AND TRANSFER OF SHARES OF HK$0.10 EACH ("SHARES") IN THE SHARE CAPITAL OF ONFEM HOLDINGS LIMITED
東方有色集團有限公司股本中每股面值0.10港元股份(「股份」)之接納及轉讓表格
To be completed in every detail 每欄均須詳細填寫

Branch registrar in Hong Kong:
Computershare Hong Kong Investor Services Limited
Rooms 1901-1905, 19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份過戶登記處香港分處：
香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓1901-1905室

Insert the total number of Shares in ONFEM Holdings Limited of HK$0.10 each for which the Offer is accepted. If no number is inserted you will be deemed to have accepted the Offer in respect of your entire registered holding of Shares.
請填上接納要約之東方有色集團有限公司每股面值0.10港元之股份總數，如無填上數目，則 閣下將被視為就名下之全部股份已接納要約論。

FOR THE CONSIDERATION stated below, the "Transferor(s)" named below do/does transfer to the "Transferee" named below the shares of HK$0.10 each in ONFEM Holdings Limited specified below, subject to the terms and conditions in the offer document dated 5th November, 2003 and the Transferee does hereby agree to accept and hold the said shares on such terms and conditions.
下列「轉讓人」根據於二零零三年十一月五日刊發之要約文件所載之條款及條件，按下述代價就下列東方有色集團有限公司每股面值0.10港元之股份轉讓予下列「承讓人」，承讓人同意依照該等條款及條件接納及持有該等股份。

NUMBER OF SHARE(S) OF HK$0.10 EACH IN ONFEM HOLDINGS LIMITED 東方有色集團有限公司每股面值0.10港元股份之數目	Figures 數目	Words 大寫
CERTIFICATE NUMBER(S) 股票號碼		
TRANSFER FROM TRANSFEROR(S) NAME(S) AND ADDRESS(ES) IN FULL 由轉讓人轉讓詳細姓名及地址 (EITHER TYPED OR WRITTEN IN BLOCK CAPITAL(S)) (請用打字機打上或以正楷填寫)	Surname(s) 姓氏	Other name(s) 名字
	Registered address(es) 登記地址	
	Telephone number 電話號碼	
CONSIDERATION 代價	HK$0.38 in cash for every share of HK$0.10 each in the share capital of ONFEM Holdings Limited. 以每股現金0.38港元收購東方有色集團有限公司股本中每股面值0.10港元之股份。	
TRANSFER TO TRANSFEREE 轉讓予承讓人	Name: 名稱： June Glory International Limited Address: 地址： 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong 香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 Occupation: 職業： Corporation 公司	

PLEASE DO NOT DATE
請勿填寫日期

SIGNED by the parties to this transfer on ______________________ 雙方簽字日期

Please arrange a witness to sign here and insert address and occupation
請安排見證人簽署，並填上其地址及職業。

Signed by the Transferor(s) in the presence of:—
轉讓人在下列見證人見證下簽署：—
Name of Witness 見證人姓名

____

Signature of Witness 見證人簽署

____

Address 地址

____

____

Occupation 職業

____

____
Signature(s) of Transferor(s)
轉讓人簽署

Do not complete 請勿填寫本欄

Signed by the Transferee in the presence of:—
承讓人在下列見證人見證下簽署：—
Name of Witness 見證人姓名

____

Signature of Witness 見證人簽署

____

Address 地址

____

Occupation 職業

____

For and on behalf of 代表
JUNE GLORY INTERNATIONAL LIMITED

____
Signature of Transferee
承讓人簽署

* *For identification purpose only 僅供識別*

THIS FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this form or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of HK$0.10 each ("Shares") in ONFEM Holdings Limited ("Company"), you should at once hand this form of acceptance and transfer and the accompanying offer document dated 5th November, 2003 ("Document") to the purchaser(s) or transferee(s) or to the bank, a licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form, which forms part of the Document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

HOW TO COMPLETE THIS FORM

To accept the mandatory unconditional cash offer made by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited ("Offeror") to acquire your Shares at a cash price of HK$0.38 per Share ("Offer"), you should complete and sign the form of acceptance and transfer overleaf in accordance with the instructions printed here, which instructions form part of the terms and conditions of the Offer, and forward this entire form together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title by post or by hand marked "June Glory Offer" on the envelope to **Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong ("Registrar"), the branch share registrar of the Company in Hong Kong, so as to arrive not later than 4:00 p.m. on the latest time for acceptance of the Offer which is 26th November, 2003 or such later date as the Offeror may (subject to the consent of the Executive) determine and announce.** All words and expressions defined in the accompanying Document shall have the same meanings when used in this form, unless the context otherwise requires. The terms and conditions of the Offer contained in the Document shall be incorporated and form part of this form of acceptance and the Document and this form of acceptance shall be read and construed accordingly.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE OFFER

To: **BNP Paribas Peregrine and the Offeror**

1. My/Our execution of the form of acceptance and transfer overleaf (whether or not such form is dated and whether or not any boxes are completed) shall be binding on my/our personal representatives, heirs, successors and assigns and shall constitute:

   (a) my/our irrevocable acceptance of the Offer made by BNP Paribas Peregrine on behalf of the Offeror and contained in the Document for the consideration and on and subject to the terms and conditions therein and herein mentioned in respect of the number of Shares specified in the form of acceptance and transfer or, if no such number is specified, or if a greater number is specified than the number of which I/we am/are registered as the holder(s), in respect of all such Shares in respect of which I/we am/are registered as the holder(s);

   (b) my/our irrevocable instruction and authority to the Offeror and/or BNP Paribas Peregrine or their respective agent(s) to collect from the Company or the Registrar on my/our behalf the Share certificate(s) in respect of Shares due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s) and/or other document(s) of title (if any) (and/or satisfactory indemnity or indemnities in respect thereof), which has/have been duly signed by me/us and to deliver the same to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s) on and subject to the terms and conditions of the Offer, as if it/they were Share certificate(s) delivered to it together with this form of acceptance and transfer;

   (c) my/our irrevocable instruction and authority to the Offeror or their agent(s) to send a cheque crossed "Not Negotiable-Account Payee Only" drawn in my/our favour for the cash consideration (after deduction of the seller's ad valorem stamp duty in connection with my/our acceptance of the Offer) to which I/we shall have become entitled under the terms of the Offer by post at my/our risk to the person named below or, if no name and address is stated below, to the first-named transferor at the registered address shown in the Register of Members of the Company;

   (Here insert name and address of the person to whom the cheque is to be sent if different from the registered shareholder or the first-named of joint registered shareholders.)

   Name: (in block capitals) ....

   Address: ....

   (d) my/our irrevocable instruction and authority to BNP Paribas Peregrine, the Offeror or such person/agent or persons/agents as they may direct for the purpose, on my/our behalf, to make and execute the contract note required by Section 19(1) of the Stamp Duty Ordinance of Hong Kong to be made and executed by me/us as the seller(s) of the Shares to be sold by me/us under the Offer and to cause the same to be stamped and to cause an endorsement to be made on the form of acceptance and transfer in accordance with the provisions of that Ordinance;

   (e) my/our irrevocable instruction and authority to BNP Paribas Peregrine, the Offeror or such person or persons as it may direct to complete and execute any document on my/our behalf including without limitation to insert a date in the form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other acts that may be necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct my/our Shares;

   (f) my/our irrevocable undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary to transfer my/our said Shares to the Offeror, or such person or persons as it may direct, free from all liens, charges, encumbrances, equities and third party rights and together with all rights attaching thereto including the right to receive all dividends and distributions (if any) declared, made or paid on the Shares on or after 15th October, 2003 and/or to enable the Offeror or such person or persons as it may direct to exercise all rights and receive all benefits attached or accruing to or arising from my/our Shares;

   (g) my/our irrevocable agreement to ratify each and every act or thing which may be done or effected by BNP Paribas Peregrine, the Offeror or its agent or such person as it may direct on the exercise of any of the authorities contained herein; and

   (h) my/our submit, in relation to all matters arising out of the Offer and this form of acceptance, to the jurisdiction of Hong Kong.

2. If my/our acceptance is not valid, or is not treated as valid, in accordance with the terms of the Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease in which event I/ we authorise and request you to return to me/us my/our Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof), together with this form of acceptance and transfer duly cancelled, by post at my/our risk to the person named above or, to the name and address stated, to me or the first-named of us in the case of joint registered shareholder(s) at the registered address referred to above.

   Note: Where you have sent one or more transfer receipt(s) and in the meantime the relevant Share certificate(s) has/have been collected by BNP Paribas Peregrine and/or the Offeror or its agent(s) from the Company or the Registrar on your behalf, you will be sent such Share certificate(s) in lieu of the transfer receipt(s).

3. I/We enclose the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof) for the whole/ part of my/our holding of Shares which are to be held by you on the terms and conditions of the Offer. I/We understand that no acknowledgement of receipt of any form(s) of acceptance and transfer, Share certificate(s) and/or any other documents of title will be given.

4. I/We acknowledge that if my/our Share certificate(s) or other document(s) evidencing title in respect of my/our Share(s) is/are not readily available and/or is/are lost and I/we wish to accept the Offer, the Offeror may elect to accept or reject my/our acceptance of Offer at its entire discretion on a case by case basis.

5. In the event that I am/we are residing outside Hong Kong. I/We acknowledge that I/we have satisfied myself/ourselves as to the full observance of the law of the relevant jurisdiction in which I am/we are residing, and have obtained any and all requisite governmental, exchange control or other consents, and have complied with all requisite formalities and paid taxes payable by me/us in connection with such acceptance.

此乃要件　請即處理

閣下如對本表格任何方面或應採取之行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司(「本公司」)每股面值0.10港元之股份(「股份」)，應立即將此接納及轉讓表格連同隨附於二零零三年十一月五日刊發之要約文件(「文件」)送交買主或承讓人、或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本表格(為文件之部份)之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本表格全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

如何填寫本表格

閣下如接納法國巴黎百富勤融資有限公司代表June Glory International Limited(「要約人」)以每股股份0.38港元之現金價收購　閣下名下股份之強制性無條件現金要約(「要約」)，則應按下文列印之指示(要約條款及條件之部份)填妥並簽署背頁之接納及轉讓表格，在信封面註明「June Glory要約」，將整份表格連同有關股票及／或轉讓收據及／或其他所有權文件**於二零零三年十一月二十六日(即接納要約之最後限期)或要約人可能決定及公佈之較後日期(經執行人員同意)下午四時正前**寄抵或送達**本公司於香港之股份過戶登記分處(「股份過戶登記處」)香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室。**除文義另有所指外，隨附之文件已界定之詞語在本表格中具有相同涵義。文件所載之要約條款及條件將納入本接納表格內並構成其中部份，而文件及本接納表格應按此理解及詮釋。

有關要約之接納及轉讓表格

致：**法國巴黎百富勤及要約人**

1. 本人／吾等簽署背頁之接納及轉讓表格(無論有否填寫日期及無論空格是否全部填妥)將對本人／吾等之個人代表、繼承人、繼任人及承讓人有約束力，即表示：

   (a) 本人／吾等不可撤回地接納由法國巴黎百富勤代表要約人提出並載於文件之要約，按文件及本表格所載條款與條件收購接納及轉讓表格上註明數目之股份，如未有註明股數或股數較本人／吾等名下登記之股數為大，則接納收購本人／吾等名下登記持有之全部股份；

   (b) 本人／吾等不可撤回地指示並授權要約人及／或法國巴黎百富勤或彼等各自之代理代表本人／吾等憑內附本人／吾等已簽署之轉讓收據及／或其他所有權文件(如有)(及／或令人滿意之賠償保證及就此所需之賠償保證)向本公司或股份過戶登記處領取本人／吾等應得有關股份之股票，並將有關股票送交股份過戶登記處，及授權並指示由股份過戶登記處按要約條款及條件保存該等股票，猶如該等股票乃連同本接納及轉讓表格一併送交股份過戶登記處；

   (c) 本人／吾等不可撤回地指示並授權要約人或彼等之代理將本人／吾等按要約之條款應得之現金代價(已扣除本人／吾等就接納要約而應付之賣方從價印花稅)以「不得轉讓 — 只入抬頭人賬戶」劃線支票之方式按下列姓名以郵遞方式寄出(如未有列明姓名及地址者，則按本公司股東名冊之登記地址寄予名列首位之轉讓人)，郵誤風險由本人／吾等承擔；

   (如收取支票之人士及地址並非登記股東或名列首位之聯名登記股東所登記之姓名及地址，則請在本欄填上應收取支票人士之姓名及地址。)

   姓名：(請用正楷填寫) ....

   地址：..

   (d) 本人／吾等不可撤回地指示並授權法國巴黎百富勤、要約人或其指定人士／代理代表本人／吾等根據要約所出售股份之賣方身份，作出及簽署香港印花稅條例第19(1)條指定之合約票據，並按該條例規定為該合約票據加蓋印花及安排簽署接納及轉讓表格；

   (e) 本人／吾等不可撤回地指示並授權法國巴黎百富勤、要約人或其指定人士代表本人／吾等填妥及簽署任何文件，包括但不限於在接納及轉讓表格填上日期(如本人／吾等或任何其他人士已填上日期，則刪去該日期而填上另一日期)及採取任何必要或適宜之行動，使本人／吾等之股份歸屬於要約人或其指定人士所有；

   (f) 本人／吾等不可撤回地承諾於有需要時簽署其他文件並辦理其他手續，以確保過戶予要約人或其指定人士之股份不涉及任何留置權、抵押、產權負擔、股權及任何其他第三者權益，並確保該等股份可享有所附帶之一切權利，包括可全數享有於二零零三年十月十五日或之後所宣派、作出或支付之一切股息及其他分派(如有)之權利及／或讓要約人或其指定人士行使本人／吾等股份所附、應付或產生之一切權利及獲取該等股份之一切權益；

   (g) 本人／吾等不可撤回地同意追認法國巴黎百富勤、要約人或其指定代理或其他人士可能進行或採納之任何行動或事宜或行使本表格所述授權；及

   (h) 本人／吾等就要約及本接納文件所產生之一切事宜願受香港司法管轄權管轄。

2. 倘按要約之條款本人／吾等之接納為無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均會終止。在此情況下，本人／吾等授權並要求　閣下將本人／吾等名下有關之股票及／或轉讓收據及／或任何其他所有權文件(及／或令人滿意之賠償保證及就此所需之賠償保證)連同已註銷之接納及轉讓表格一併以郵遞方式寄予上列姓名之人士，如屬聯名登記股東，則按上文所述之登記地址寄予本人或名列聯名登記股東中首位之持有人，郵誤風險由本人／吾等承擔。

   附註：倘　閣下交出一份或以上之轉讓收據，而法國巴黎百富勤及／或要約人或彼等之代理已代　閣下向本公司或股份過戶登記處領取有關股票，則向　閣下發還該等股票，而非轉讓收據。

3. 本人／吾等茲附上本人／吾等持有之全部／部份股份之有關股票及／或轉讓收據及／或任何其他所有權文件(及／或令人滿意之賠償保證及就此所需之賠償保證)，　閣下可按要約之條款及條件持有。本人／吾等明白不會獲發任何確認收到接納及轉讓表格、股票及／或任何其他所有權文件之收據。

4. 本人／吾等確認，倘本人／吾等未能提供及／或遺失有關所持股份之股票或其他所有權文件，而有意接納要約，則要約人可全權按個別情況決定選擇接納或拒絕本人／吾等之要約接納申請。

5. 倘本人／吾等居於香港之外地區，則本人／吾等確認本人／吾等認為本人／吾等本身已全面遵守本人／吾等所住司法權管轄區法例、取得任何及全部所需官方批准、外滙管制或其他方面之許可、辦理所有必要手續，以及支付本人／吾等有關接納而應付之稅項。

EXHIBIT B

Strictly Private & Confidential

Dated 15th October, 2003

CHINA NONFERROUS METALS GROUP (HONG KONG) LIMITED
(In liquidation)

JUNE GLORY INTERNATIONAL LIMITED

DESMOND CHIONG
JOHN LEES

AGREEMENT
relating to the sale/purchase of shares of
ONFEM HOLDINGS LIMITED

Johnson
Stokes
& Master

NMYS/JSTC/67121863

176

CONTENTS

THIS AGREEMENT is dated 13th October, 2005 and is made

BETWEEN:

(1) **CHINA NONFERROUS METALS GROUP (HONG KONG) LIMITED** (In liquidation) whose registered office is at 14/F Hong Kong Club Building, 3A Chater Road, Central, Hong Kong (the "**Vendor**") acting through the Liquidators on behalf of the Vendor;

(2) **JUNE GLORY INTERNATIONAL LIMITED** whose registered office is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the "**Purchaser**"); and

(3) **DESMOND CHIONG** and **JOHN LEES** both of 14th Floor, Hong Kong Club Building, 3A Chater Road, Central, Hong Kong (the "**Liquidators**").

NOW IT IS HEREBY AGREED as follows:-

1. INTERPRETATION

1.01 In this Agreement, unless the context otherwise requires:-

(a) the following expressions shall have the following meanings.

Expression	Meaning
"**Acquisition**"	the acquisition of the Sale Shares by the Purchaser on the terms of this Agreement;
"**CCASS**"	The Central Clearing and Settlement System established and operated by the Hong Kong Securities Clearing Company Limited;
"**CCASS Participant**"	a broker or custodian participant admitted by the Hong Kong Securities Clearing Company Limited;
"**Code**"	the Hong Kong Code on Takeovers and Mergers;

"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda whose shares are listed on the Stock Exchange, certain basic information about which is set out in Schedule 2;
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms of this Agreement;
"Completion Date"	the date of this Agreement;
"Consideration"	the consideration for the sale of the Sale Shares set out in Clause 2.02;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Offer"	the general offer to be made by the Purchaser to holders of the Shares (other than the Sale Shares) as a result of the Acquisition as described in Clause 6.01;
"Owners"	the persons set out in Part A of Schedule 1 who, insofar as the Vendor is actually aware, are the beneficial owners of the Sale Shares;
"Sale Shares"	416,009,928 Shares registered in the names of the person(s) set out in Part B of Schedule 1, representing approximately 53.87 per cent. of the issued share capital of the Company as at the date hereof;
"SFC"	the Securities and Futures Commission of Hong Kong;
"Share(s)"	share(s) of $0.10 each in the issued share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Vendor's Stamp Duty"	has the meaning as defined in Clause 8.02;

"Warranties"	the representations, warranties and undertakings given by the Vendor and the Liquidators as set out in Clauses 4 and 5; and
"$"	Hong Kong dollars;

(b) words and expressions defined in the Companies Ordinance (Chapter 32, as amended, of the Laws of Hong Kong) shall bear the same respective meanings herein;

(c) reference to any statute or statutory provision shall include any statute or statutory provision which amends or replaces, or has amended or replaced, it and shall include any subordinate legislation made under the relevant statute;

(d) a body corporate shall be deemed to be associated with another body corporate if it is a holding company or a subsidiary of that other body corporate or a subsidiary of a holding company of that body corporate;

(e) references to Clauses and Schedules are to Clauses and Schedules to this Agreement;

(f) references to writing shall include typewriting, printing, lithography, photography, telecopier and telex messages and any mode of reproducing words in a legible and non-transitory form; and

(g) words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include bodies corporate or unincorporate.

1.02 Headings are for convenience only and shall not affect the construction of this Agreement.

1.03 In construing this Agreement:-

(a) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(b) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

1.04 The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2. SALE AND PURCHASE

2.01 On the terms set out in this Agreement, the Vendor shall sell and procure the sale of the Sale Shares to the Purchaser or its nominee(s) with all rights attached or accruing thereto at the date hereof (including the right to receive all dividends and other distributions declared, made or paid on or after the date hereof) and the Purchaser relying on the Warranties shall purchase or procure its nominee(s) to purchase the Sale Shares with effect from Completion.

2.02 The consideration for the sale of the Sale Shares shall be the payment by the Purchaser or its nominee(s) to the Vendor of the sum of $158,083,772.64 (equivalent to $0.38 per Sale Share).

3. COMPLETION

3.01 Completion of the sale and purchase of the Sale Shares shall take place forthwith upon the signing of this Agreement at the office of Johnson Stokes & Master, when all (but not part only) of the following business shall be transacted:-

(a) In respect of the Sale Shares referred to in items (a) and (c) to (l) in Part B of Schedule 1:

(I) the Vendor shall deliver to or to the order of the Purchaser:-

(i) sold notes in a form complying with the Stamp Duty Ordinance, if required, duly executed by or on behalf of the Owners in favour of the Purchaser and/or its nominee(s) in respect of such Sale Shares;

(ii) instruments of transfer in respect of such Sale Shares duly executed by or on behalf of the registered holders of such Sale Shares (as the transferors of the Sale Shares) in favour of the Purchaser and/or its nominee(s);

(iii) all share certificates in respect of such Sale Shares; and

(iv) such other documents in the custody or control of the Vendor or of the persons named in Part A or Part B of Schedule 1 as may be reasonably required by the Purchaser prior to the signing of this Agreement to give a good title to such Sale Shares and to enable the Purchaser and/or its nominee(s) to be registered as the holders thereof; and

(II) the Purchaser shall deliver to the Vendor a cashier's order issued by a licensed bank in Hong Kong made payable to the Vendor for the Consideration for such Sale Shares referred to in items (a) and (c) to (l) in Part B of Schedule 1 less $52.00 being the Vendor's Stamp Duty in respect of the sale of such Shares. If the final amount of the Vendor's Stamp Duty as assessed by the Stamp Duty Office is higher than $52.00, the Vendor shall as soon as practicable pay the difference of the two amounts to the Purchaser. If such amount is lower than $52.00, the Purchaser shall as soon as practicable refund the difference of the two amounts to the Vendor.

(b) In respect of the Sale Shares referred to in items (b) and (m) in Part B of Schedule 1;

(I) the Vendor shall instruct the CCASS Participant acting for it to effect a book entry transfer of and settlement of such Sale Shares through CCASS on a same day delivery versus payment basis to the stock account of the CCASS Participant acting for the Purchaser. The Purchaser shall notify the Vendor of the details of the stock account of its CCASS Participant. The Vendor shall also deliver or procure to be delivered to the Purchaser:-

(i) certified true copies of the relevant instructions to its CCASS Participant in respect of such transfer and settlement for such Sale Shares; and

(ii) sold notes in a form complying with the Stamp Duty Ordinance, if required, duly executed by or on behalf of the Owners in favour of the Purchaser and/or its nominee(s) in respect of such Sale Shares;

(II) the Purchaser shall:

(i) instruct and procure the CCASS Participant acting for it to effect settlement of the purchase of such Sale Shares and the payment of the Consideration in respect of such Sale Shares through CCASS on a same day delivery versus payment basis to an account of the CCASS Participant acting for the Vendor. The Vendor shall notify the Purchaser of the details of the account of its CCASS Participant; and

(ii) deliver to the Vendor certified true copies of the relevant instructions to its CCASS Participant in respect of such payment and settlement for such Sale Shares.

3.02 Neither the Vendor nor the Purchaser shall be obliged to complete this Agreement unless the other party demonstrates that it is able to comply fully with the requirements of Clause 3.01.

3.03 To the extent the Vendor and the Purchaser consider appropriate and to the extent it is reasonably practicable for the Vendor, both parties shall use their respective reasonable endeavours to:

(a) procure a board meeting of the Company to be held on Completion at which:

(i) resignations of Mr. Gao Dezhu and Mr. Li Shiming on the earliest day permitted in accordance with the terms of (or any dispensation from) the Code shall be approved; and

(ii) Mr. Lin Xizhong and Mr. Qian Wenchao shall be appointed directors of the Company, such appointments to take affect on the earliest day permitted in accordance with the terms of (or any dispensation from) the Code; and

(b) make available to the Purchaser upon Completion a letter of resignation duly executed under seal of such directors of the Company as required by the Purchaser acknowledging that such person has no outstanding claims against the Company whether for compensation, loss of office or otherwise howsoever, such resignation to take effect on the earliest day permitted in accordance with the terms of (or any dispensation from) the Code.

3.04 The Purchaser acknowledges that if the Vendor, having used its reasonable endeavours, fails to provide the assistance referred to in Clause 3.03 to the Purchaser for any reason, the Vendor shall have no liability to the Purchaser in respect of such failure. The Vendor shall be deemed to have used its reasonable endeavours as required under Clause 3.03 if the Vendor provides evidence to the Purchaser that (a) it has sent written requests to the resigning directors set out in Clause 3.03(a)(i) and to the board of the Company and (b) if there are enquiries or requests for information relating to the resignation or appointment by the directors, the Vendor has provided the relevant information which was available to the Vendor or redirected the enquiries or requests to the relevant persons for handling.

3.05 Payment of the Consideration to the Vendor in the manner under Clause 3.01shall be a full and final discharge of the obligations of the Purchaser on payment of the Consideration under this Agreement.

4. WARRANTIES

4.01 The Vendor represents and warrants to the Purchaser that, as at the date of this Agreement:

(a) it has full power and authority and has taken all necessary corporate and other actions and has obtained all necessary consents to authorise the entering into and the performance of this Agreement;

(b) insofar as the Vendor is actually aware, it is entitled to sell and transfer or procure the sale and transfer of the legal and beneficial ownership of the Sale Shares to the Purchaser;

(c) insofar as the Vendor is actually aware, the Sale Shares represent approximately 53.87% of the entire issued share capital of the Company, and are fully paid up and represent all Shares owned by it or held to its order; and

(d) insofar as the Vendor is actually aware:

    (i) the Owners are the sole owners of the respective Sale Shares set opposite their names; and

    (ii) there is no security, encumbrances or third party right (including but not limited to option, right to acquire, mortgage, charge, pledge or lien) on, over or affecting any of the Sale Shares;

(e) this Agreement constitutes the legal, valid and binding obligations of the Vendor enforceable in accordance with its terms.

4.02 The Vendor accepts that the Purchaser is entering into this Agreement in reliance upon the Warranties. Apart from the Warranties, the Purchaser acknowledges that the Vendor, the Liquidators, their advisers and solicitors do not make any representations, warranties, conditions or undertakings, whether express, implied, statutory, customary or otherwise, relating to:

(a) the Sale Shares, or any of the rights title and interests therein; or

(b) the Company, its business, assets or liabilities.

4.03 The Purchaser represents and warrants to the Vendor that as at the date of this Agreement:

(a) it has full power and authority and has taken all necessary corporate and other actions and has obtained all necessary consents to authorise the execution, delivery and performance of this Agreement; and

(b) this Agreement constitutes the legal, valid and binding obligations of the Purchaser enforceable in accordance with its terms.

4.04 Each of the Warranties and the representations and warranties given by the Purchaser in Clause 4.03 shall be construed as a separate representation or warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty or any other terms of this Agreement.

4.05 Any rights to which the Purchaser may be or become entitled by reason of any of the Warranties and all remedies which may be available to the Purchaser in consequence of any of the Warranties being untrue or misleading or breached shall enure for the benefit of any associated company of the Purchaser which is the beneficial owner for the time being of any of the Sale Shares purchased by the Purchaser hereunder and accordingly any loss which is sustained by such beneficial owner for the time being of the Sale Shares in consequence of any of the Warranties being untrue or misleading or breached shall be deemed to be that of the Purchaser and the Purchaser may bring proceedings and exercise any other remedy on the footing that it has been the beneficial owner of the Sale Shares at all times from Completion.

4.06 Notwithstanding anything contained in this Agreement

(a) the total liability of the Vendor and the Liquidators in respect of all claims involving or relating to a breach of a Warranty or any other provision of this Agreement is limited to the amount of the Consideration.

(b) none of the Vendor and the Liquidators shall be liable in respect of any claim under this Agreement unless proceedings in respect thereof have been issued and served on the Vendor or the Liquidators (as the case may be) (i) within twelve (12) months of the date hereof or (ii) on or before the date the Liquidators declare the payment of the first dividend in the winding up of the Vendor comprising all the funds which the Liquidators reasonably deem capable of distribution arising from, among others, the proceeds from the sale of the Sale Shares, whichever is the earlier.

5. LIQUIDATORS' CAPACITY

5.01 The Liquidators jointly and severally warrant and represent as at the date of this Agreement that the Liquidators are the agents of the Vendor, and the Purchaser acknowledges that the Liquidators shall incur no personal liability of any kind under or by virtue of this Agreement, other than a liability arising from a breach of any warranties, representations or undertakings of the Liquidators under this Agreement.

5.02 The Liquidators jointly and severally warrant and represent as at the date of this Agreement that they have capacity to enter into and perform this Agreement on the Vendor's behalf and that they have obtained the sanction of the committee of inspection appointed in the liquidation of the Seller or of the High Court of Hong Kong, as the case may be, to the Seller and the Liquidators entering into and performing this Agreement.

5.03 Except for the representations, warranties and undertakings of the Liquidators expressly set out in this Agreement, the Purchaser confirms that it has not relied on any representation, conduct, statement or silence on the part of the Liquidators or any of their employees, solicitors, advisers, representatives, partners, staff or agents in entering into this Agreement.

6. OFFER

6.01 The Purchaser undertakes that, following Completion, it will make a general offer (the "**Offer**") to acquire all shares of the Company (other than the Sale Shares) or procure such offer be made within such time and on such terms as are required by the Code and/or in accordance with such directions as the SFC may give.

6.02 The Vendor hereby undertakes that it will with reasonable endeavours, supply such information available to it as regards itself or the Sale Shares as may be reasonably necessary to be included in the documents or announcements to be issued pursuant to the Code in connection with the Offer, and to take responsibility for such information and to authorise the publication or release of such information as required by the Code or directed by the SFC.

7. ANNOUNCEMENTS

Subject to any applicable statutory or regulatory rules including the Code, or otherwise as may be required by the Stock Exchange or the SFC, none of the parties hereto shall make any public announcement in relation to the transactions hereby contemplated or any matter ancillary hereto without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed).

8. COSTS

8.01 Each party shall pay its own costs in relation to the negotiations leading up to and relating to the sale and purchase of the Sale Shares and to the preparation, execution and carrying into effect of this Agreement.

8.02 The Vendor shall be responsible for all ad valorem stamp duty on the sale of the Sale Shares (the "**Vendor's Stamp Duty**") and the Purchaser shall pay all ad valorem stamp duty on the purchase of the Sale Shares. The Vendor hereby authorises the Purchaser to deduct the Vendor's Stamp Duty from the payment of the Consideration for the Sale Shares referred to in Clause 3.01(a) at Completion in accordance with Clause 3.01 (a) (II). The Purchaser undertakes to pay such amount as deducted from the Consideration to the Stamp Office on behalf of the Vendor after Completion and within the period stipulated in the Stamp Duty Ordinance.

9. FURTHER ASSURANCE

Each of the parties hereto undertakes to the other parties that it will do all such acts and things and execute all such deeds and documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Agreement and the transactions hereby contemplated.

10. MISCELLANEOUS

10.01 Any provision of this Agreement which is capable of being performed after but which has not been performed at or before Completion and all undertakings or claim for breach of any warranties contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Completion.

10.02 This Agreement shall be binding on and enure for the benefit of the successors of each of the parties but shall not be assignable.

10.03 This Agreement constitutes the whole agreement between the parties relating to the Acquisition (no party having relied on any representation or warranty made by any other party which is not a term of this Agreement) and no future variation shall be effective unless made in writing and signed by each of the parties.

10.04 This Agreement shall supersede all and any previous agreements or arrangements between the parties hereto and China National Metals & Minerals Import & Export Corporation or any of them relating to the Acquisition or to any other matter referred to in this Agreement and all or any such previous agreements or arrangements (if any) shall cease and determine with effect from the date hereof.

10.05 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, the remaining provisions hereof shall in no way be affected or impaired thereby.

11. NOTICES

11.01 Every notice, request, demand or other communication under this Agreement shall: (a) be in writing delivered personally or by first-class prepaid letter (airmail if available) or facsimile; (b) be deemed to have been received, subject as otherwise provided in this Agreement, in the case of a letter when delivered personally or 3 days after it has been put into the post and, in the case of a facsimile, at the time of despatch with telephonic confirmation of receipt (provided that if the date of despatch is not a business day in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day); and (c) be sent:

(a) to the Vendor at:

Address: c/o Ferrier Hodgson Limited,
14th Floor, Hong Kong Club Building,
3A Chater Road, Central, Hong Kong
Fax: 2521 7632
Attention: Mr. Desmond Chiong

(b) to the Purchaser at:

Address: c/o China Minmetals H.K. (Holdings) Limited
11/F China Minmetals Tower, 79 Chatham Road South,
Tsimshatsui, Kowloon, Hong Kong
Fax: 2613 6333
Attention: Mr. He Jian Bo

(c) to the Liquidators at:

Address: c/o Ferrier Hodgson Limited,
14th Floor, Hong Kong Club Building,
3A Chater Road, Central, Hong Kong
Fax: 2521 7632
Attention: Mr. Desmond Chiong

or to such other address or fax number as is notified by a party to the other parties.

11.02 For the purpose of Clause 11.01, a "business day" means a day which is not a Saturday or a Sunday or a public holiday in Hong Kong.

12. GOVERNING LAW

12.01 This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and each party hereby submits to the non-exclusive jurisdiction of the courts of Hong Kong for all purposes relating to this Agreement.

12.02 The Purchaser hereby appoints China Minmetals H.K. (Holdings) Limited of 11/F China Minmetals Tower, 79 Chatham Road South,Tsimshatsui, Kowloon, Hong Kong (or such other person, being resident or incorporated in Hong Kong, as it may by notice to all other parties hereto substitute) (the "Agent") to accept service of all legal process arising out of or in connection with this Agreement and service on the Agent shall be deemed to be service on the Purchaser.

SCHEDULE 1

Part A - The Owners

(1) Name	(2) Address	(3) No. of Sale Shares
Haka International Limited	c/o Ferrier Hodgson Limited, 14/F Hong Kong Club Building, 3A Chater Road, Central, Hong Kong	68,488,000
China Nonferrous Metals Group (Hong Kong) Limited	14/F Hong Kong Club Building, 3A Chater Road, Central, Hong Kong	347,521,928

Part B - The Sale Shares

	(1) Registered holder	(2) No. of Sale Shares
(a)	Haka International Limited	116,000
(b)	HKSCC Nominees Limited (held in a securities account with China Nonferrous Metals Securities Company Limited (in members' voluntary liquidation) in the name of Haka International Limited)	68,352,000
(c)	YUEN Ho Biu, Albert	2,000
(d)	WANG Xin Xin	2,000
(e)	LO Chi Yin	2,000
(f)	LAU Mei Ling	2,000
(g)	LAU Siu Ping	2,000
(h)	WONG Mei Yee	2,000
(i)	HO Lai Ming	2,000
(j)	NGAI K. M. Philip	2,000
(k)	PAU Wai Yuen	2,000
(l)	KWONG Wai Man	2,000
(m)	HKSCC Nominees Limited (held in a securities account with Dao Heng Bank in the name of China Nonferrous Metals Group (Hong Kong) Limited	347,521,928

SCHEDULE 2

The Company

1.	Name:	ONFEM Holdings Limited
2.	Date and country of incorporation:	11 December 1991, Bermuda
3.	Registered Office:	Cedar House, 41 Cedar Ave., Hamilton HM12, Bermuda
	Principal Office:	11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Hong Kong
4.	Authorised share capital:	HK$200,000,000 divided into 2,000,000,000 shares of HK$0.10 each
5.	Issued share capital:	HK$77,218,178.30 divided into 772,181,783 shares of HK$0.10 each
6.	Directors:	Gao Dezhu, He Xiaoli, Lam Chun Daniel, Li Shiming, Mar Selwyn, Tam Wai Chu Maria, Wang Xingdong, Yan Xichuan
7.	Secretary:	Siu Tin Ho
8.	Auditors:	PriceWaterhouseCoopers

IN WITNESS whereof this Agreement has been entered into the day and year first above written.

SIGNED by DESMOND CHIONG)
for and on behalf of)
CHINA NONFERROUS METALS)
GROUP (HONG KONG) LIMITED)
(In liquidation))
in the presence of:- DONNA WACKER)

Donna Louise Wacker
Solicitor
Clifford Chance, Hong Kong

SIGNED by **LIN XIZHONG**)
for and on behalf of)
JUNE GLORY INTERNATIONAL)
LIMITED)
)
in the presence of:-)

Jacqueline Sung Tak Chiu
Johnson Stokes & Master
Solicitor, Hong Kong SAR

SIGNED by **DESMOND CHIONG** and)
JOHN LEES)
in the presence of:- DONNA WACKER)

Donna Louise Wacker
Solicitor
Clifford Chance, Hong Kong

EXHIBIT C

FORM NO. 7a

Registration No. EC 16867

Certified true copy

Director / Authorized Signature

BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital
of

ONFEM HOLDINGS LIMITED

was delivered to the Registrar of Companies on the **12th** day of **June, 1997** in accordance with section 45(3) of ***the Companies Act 1981*** ("the Act").

Given under my hand this **25th**
day of **June, 1997.**

for **Registrar of Companies**

Capital prior to increase: HK$ 50,000,000.00

Amount of increase: HK$150,000,000.00

Present Capital: HK$200,000,000.00

FORM NO. 3

BERMUDA

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

I hereby certify that

LAWS PROPERTY HOLDINGS LIMITED

having by resolution and with the approval of the Registrar of Companies changed its name, is now registered under the name of

ONFEM Holdings Limited

Given under my hand the 4th day of October 1993.

for Registrar of Companies

BC7

ORM NO. 7a

BERMUDA

THE COMPANIES ACT 1981

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital

of

LAWS PROPERTY HOLDINGS LIMITED

was deposited in the Office of the Registrar of Companies

on the

28th day of November, 1991

IN WITNESS WHEREOF I have hereto set my hand this

28th day of November, 1991

Acting Registrar of Companies

Capital prior to increase HK$ 100,000.00

Amount of increase HK$49,900,000.00

Present capital HK$50,000,000.00

RC13

FORM NO. 5

BERMUDA

THE COMPANIES ACT 1981

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF ASSOCIATION AND CONSENT GRANTED BY THE MINISTER

THIS IS TO CERTIFY that a Memorandum of Association

of

LAWS PROPERTY HOLDINGS LIMITED

and the consent granted by the Minister under section 6(1) of the Act was delivered to the Office of the Registrar of Companies on the 25th day of October, 1991 in accordance with the provisions of section 14(2) of the Act.

IN WITNESS WHEREOF I have hereto set my hand this

25th day of October, 1991

[signature]

for Registrar of Companies

Minimum Capital of the Company: HK$100,000.00

Authorised Capital of the Company: HK$100,000.00

RC10

FORM NO. 6

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with the provisions of section 14 of the Companies Act, 1981, issue this Certificate of Incorporation and do certify that on the 25th day of October 19 91

LAWS PROPERTY HOLDINGS LIMITED

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of a ~~local~~/exempted company.

Given under my hand this 25th day of October 19 91

for Registrar of Companies

RC11

FORM NO. 2

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION

OF

LAWS PROPERTY HOLDINGS LIMITED

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED

See Attached

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

NAME/ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Angela S. Berry Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda	Yes	British	1
Ruby L. Rawlins Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda	Yes	British	1
Marcia De Couto Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda	Yes	British	1
Rosalind Johnson Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda	Yes	British	1

3. The Company is to be an exempted/~~local~~* Company as defined by the Companies Act 1981.

4. The Company has power to hold land situated in Bermuda not exceeding in all, including the following parcels—

Not Applicable

5. The Company ~~proposes~~/does not propose* to carry on business in Bermuda

6. The authorised share capital of the Company is $100,000.00 divided into shares of HK ten cents each. The minimum subscribed share capital of the Company is $100,000.00 in Hong Kong currency.

7. The objects for which the Company is formed and incorporated are —

See Attached

*Delete as applicable.

8. The Company has the powers set out in the First Schedule to the Companies Act 1981 (excluding the power set out in paragraph 1 thereof) and the additional powers set out in the Schedule annexed hereto.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof —

(Subscribers)	(Witnesses)
[signature]	[signature] Stacy Robinson
[signature]	[signature] Stacy Robinson
Marcia De Couto	[signature] Stacy Robinson
Rosaline Johnson	[signature] Stacy Robinson

SUBSCRIBED this 18th day of October 19 91

STAMP DUTY (To be affixed)

(i) To carry on business as a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies or any group of companies of which the company or any subsidiary company is a member or which are in any manner controlled by the company;

(ii) To act and to perform all the functions of an investment holding company, and for that purpose to acquire and hold shares, stocks, debentures, debenture stock, bonds, obligations and securities issued by or on behalf of any government or state or of any share or marketable security issued by or on behalf of any corporation, company or body of persons wherever incorporated and to acquire and hold bonds, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, municipal, local or otherwise; the said shares and securities shall be acquired by original subscriptions, tender, purchase exchange, underwriting, participation and syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called upon or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, both with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the monies of the Company not immediately required upon such securities and in such manner as may be from time to time determined;

(iii) To enter into any guarantee, contract of indemnity or suretyship and to ensure, support or secure with or without consideration or benefit the performance of any obligation of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence;

Provided that this shall not be construed as authorising the Company to carry on the business of banking as defined in The Bank's Act 1969 or the business of wholesale banking or financial guarantee business or the business of promissory note operations; and

(iv) As set forth in paragraphs (b) to (n) and (p) to (t) inclusive of the Second Schedule to the Companies Act 1981.

The Schedule

(referred to in Clause 8 of the Memorandum of Association)

(a) To borrow and raise money in any currency or currencies and to secure or discharge any debt or obligation in any matter and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by the creation and issue of securities.

(b) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or both such methods or in any other manner, the performance of any obligations or commitments, of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary or a holding company of the Company or otherwise associated with the Company.

(c) To accept, draw, make, create, issue, execute, discount, endorse, negotiate bills of exchange, promissory notes, and other instruments and securities, whether negotiable or otherwise.

(d) To sell, exchange, mortgage, charge, let on rent, share of profit, royalty or otherwise, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with or dispose of, all or any part of the undertaking, property and assets (present and future) of the Company for any consideration and in particular (without prejudice to the generality of the foregoing) for any securities.

(e) To issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(f) To grant pensions, annuities, or other allowances, including allowances on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any associations, institutions, clubs, schools, building and housing schemes, funds and trusts, and to make payments toward insurance or another arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly to further the interests of the Company or of its Members of for any national, charitable , benevolent, educational, social, public, general or useful object.

(g) The Company shall have the power to purchase its own shares in accordance with the provisions of Section 42A of the Companies Act 1981.

(h) To issue preference shares redeemable at the option of the holder, subject to the provisions of the Companies Act 1981.

THE COMPANIES ACT 1981

SECOND SCHEDULE

(Section 11(2))

A company may by reference include in its memorandum any of the following objects that is to say the business of -

(a) insurance and re-insurance of all kinds;

(b) packaging of goods of all kinds;

(c) buying, selling and dealing in goods of all kinds;

(d) designing and manufacturing of goods of all kinds;

(e) mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use;

(f) exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;

(g) scientific research including the improvement, discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research centres;

(h) land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;

(i) ships and aircraft owners, managers, operators, agents, builders and repairers;

(j) acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;

(k) travel agents, freight contractors and forwarding agents;

(l) dock owners, wharfingers, warehousemen;

(m) ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;

(n) all forms of engineering;

(o) developing, operating, advising or acting as technical consultants to any other enterprise or business;

(p) farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce;

(q) acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like;

(r) buying, selling, hiring, letting and dealing in conveyances of any sort;

(s) employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind; and

(t) to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated.

THE COMPANIES ACT 1981

FIRST SCHEDULE

(Section 11(1))

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum -

1. to carry on any other business capable of being conveniently carried on in connection with its business or likely to enhance the value of or making profitable any of its property or rights;

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorized to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade marks, formulae, licences, inventions, processes, distinctive marks and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorized to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of whose shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power authority, franchise, concession, right or privilege, that any government or authority or any body corporate or other public body may be empowered to

grant, and pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependents or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational or religious objects or for any exhibition or for any public, general or useful objects;

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land "bonafide" required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such

mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidize or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorized to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognized in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchased or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organization of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorized by this subsection and all things authorized by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

Certified true copy

[signature]

Director / Authorized Signature

THE COMPANIES ACT 1981

Company Limited by Shares

NEW BYE-LAWS
(approved by Special Resolution passed on
19th November, 1991)
and amended by special resolutions passed on 30.09.93 & 15.08.94
22.05.96
of

LAWS PROPERTY HOLDINGS LIMITED

Interpretation

1. The headings to these Bye-laws shall not be deemed to be part of these Bye-laws and shall not affect their interpretation and in the interpretation of these Bye-laws, unless there be something in the subject or context inconsistent therewith:-

"Bermuda" shall mean the Islands of Bermuda;

"Hong Kong" shall mean Hong Kong and its dependencies;

"the Company" or "this Company" shall mean the company incorporated in Bermuda on 25th October, 1991 under the name of Laws Property Holdings Limited;

"the Companies Act" shall mean the Companies Act 1981 as may from time to time be amended;

"the Statutes" shall mean the Companies Act and every other act (as may from time to time be amended) for the time being in force in Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents;

"these Bye-laws" or "these presents" shall mean these Bye-laws in their present form and all supplementary, amended or substituted Bye-laws for the time being in force;

"capital" shall mean the share capital from time to time of the Company;

"share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company;

"Principal Register" shall mean the register of members of the Company maintained in Bermuda;

"the register" shall mean the Principal Register or any branch register to be kept pursuant to the provisions of Bye-law 15;

"Head Office" shall mean such office of the Company as the Board may from time to time determine to be the principal office of the Company;

"Transfer Office" shall mean the place where the Principal Register is situate for the time being;

"Registration Office" shall mean in respect of any class of share capital, such place or places in the Relevant Territory or elsewhere where the Board from time to time determine to keep a branch register of shareholders in respect of that class of share capital and where (except in cases where the Board otherwise agree) transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered;

"Relevant Territory" shall mean Hong Kong or such other territory as the Board may from time to time decide if the issued share capital of the Company is listed on a stock exchange in such territory;

"the Board" shall mean the Board of Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors at which there is a quorum;

"Secretary" shall mean the person or corporation for the time being performing the duties of that office and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons;

"Auditors" shall mean the auditors for the time being of the Company or, in the case of joint auditors, any one of them;

"the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board;

"call" shall include any instalment of a call;

"seal" shall mean any common seal from time to time of the Company and includes, unless the context otherwise requires, any duplicate seal that the Company may have as permitted by the Statutes;

"dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context;

"HK$" shall mean Hong Kong dollars or other the lawful currency for the time being of Hong Kong;

"debenture" and "debenture holder" shall respectively include "debenture stock" and "debenture stockholder";

"month" shall mean a calendar month;

"writing" or "printing" shall include writing, printing, lithography, photography, typewriting, photocopies, telecopier messages and every other mode of representing words or figures in a legible and non-transitory form;

"subsidiary" shall mean any subsidiary within the meaning of section 86 of the Companies Act;

words denoting the singular shall include the plural and words denoting the plural shall include the singular;

words importing any gender shall include every gender; and

words importing persons shall include partnerships, firms, companies and corporations.

Subject as aforesaid, any words or expressions defined in the Companies Act (except any statutory modification thereof not in force when these Bye-laws become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Bye-laws, save that "company" shall where the context permits include any company incorporated in Bermuda or elsewhere.

References to any statute or statutory provision shall include any orders regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, be construed as relating to any modification or re-enactment thereof for the time being in force.

References to any Bye-laws by number are to the particular Bye-law of these Bye-laws.

A resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their respective duly authorised representatives or, where proxies and attorneys are allowed, by proxy or by attorney at a general meeting of which not less than 21 days' notice, specifying (without prejudice to the power contained in these presents to amend the same) the intention to propose the resolution as a special resolution, has been duly given Provided that, if it is so agreed by a majority in number of the members having a right to attend and vote at any such meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 days' notice has been given.

A resolution shall be an ordinary resolution when it has been passed by a simple majority of the votes cast by such members as, being entitled so to do, vote in person or, in the case of any member being a corporation, by its duly authorised representative or, where proxies and attorneys are allowed, by proxy or by attorney at a general meeting held in accordance with these presents.

A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Bye-laws or the Statutes.

2. Without prejudice to any other requirements of the Statutes, a special resolution shall be required to alter the provisions of the Memorandum of Association, to approve any amendment of these presents or to change the name of the Company.

Share Capital and Modification of Rights

3. (A) The power contained in the Memorandum of Association for the Company to purchase its shares shall be exercisable by the Board upon such terms and subject to such conditions as it thinks fit.

(B) *Subject to the Statutes the Company may give financial assistance on such terms as the Board thinks fit to its bona fide employees in order that they may buy shares in the Company, and such terms may include a requirement that, when an employee ceases to be employed by the Company, shares bought with such financial assistance shall or may be sold to the Company on such terms as the Board thinks fit.

* To be read in conjunction with Bye-law 191(i).

4. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine).

5. Subject to the Statutes, any preference shares may, with the sanction of a special resolution, be issued on terms:

(a) that they are to be redeemed on the happening of a specified event or on a given date; and/or,

(b) that they are liable to be redeemed at the option of the Company; and/or,

(c) if authorised by the Memorandum of Association of the Company, that they are liable to be redeemed at the option of the holder.

6. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

7. (A) If at any time the capital is divided into different classes of shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the shares of that class) may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of these Bye-laws relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting not less than two persons holding or representing by proxy shares of that class, and that any holder of shares of the class present in person or by proxy may demand a poll.

(B) The provisions of this Bye-law shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

(C) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

Shares and Increase of Capital

8. The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and in such lawful currency as the resolution shall prescribe.

9. Any new shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Statutes and of these Bye-laws, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special or without any right of voting.

10. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any provisions as to the issue and allotment of such shares, but in default of any such determination or so far as the same shall not extend, such shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

11. Except so far as otherwise provided by the conditions of issue or by these Bye-laws, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company and such shares shall be subject to the provisions contained in these Bye-laws with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

12. All unissued shares in the Company shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall (except in accordance with the provisions of the Statutes) in its absolute discretion think fit, but so that no shares shall be issued at a discount. The Board shall, as regards any offer or allotment of shares, comply with the provisions of the Statutes, if and so far as such provisions may be applicable thereto. Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such offer, option or shares to shareholders or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special

formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Shareholders affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of shareholders for any purpose whatsoever.

13. The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Statutes shall be observed and complied with, and in each case the commission shall not exceed ten per cent. of the price at which the shares are issued. The Company may also on any issue of shares pay such brokerage as may be lawful. The Board may at any time after the allotment of any shares, but before any person has been entered in the register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation on such terms and conditions as the Board may think fit to impose.

14. Except as otherwise expressly provided by these Bye-laws or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Bye-laws or by law) any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder.

Register of Members and Share Certificates

15. (A) The Board shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Statutes.

(B) Subject to the provisions of the Statutes, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Bermuda as the Board thinks fit and, while the issued share capital of the Company is, with the consent of the Board, listed on any stock exchange in Hong Kong, the Company shall keep a branch register in Hong Kong. A branch register shall be kept in the same manner in which, under the Statutes, the register of members is required to be kept. The Company shall, as soon as reasonably practicable, after the date on which any entry or alteration is made in a branch register, make any necessary alteration in the register of members.

16. Every person whose name is entered as a member in the register shall be entitled without payment to receive within 21 days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, upon payment of such sum (not exceeding in the case of any share capital listed on a stock exchange in Hong Kong, HK$2, and, in the case of any other share capital, such sum in such currency as the Board may from time to time determine to be reasonable in the territory in which the relevant register is situate, or otherwise in each case such other sum as the Board may from time to time determine) for every certificate after the first as the Board shall from time to time determine, such number of certificates for shares in stock exchange board lots (if any) or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

17. Every certificate for shares, warrants or debentures or representing any other form of security of the Company shall be issued under the seal of the Company.

18. Every share certificate hereafter issued shall specify the number and class of shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Board may from time to time prescribe. A share certificate shall relate to only one class of shares.

19. (A) The Company shall not be bound to register more than four persons as joint holders of any share.

(B) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Bye-laws, all or any other matters connected with the Company, except the transfer of the share.

20. (A) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu for such sum (not exceeding, in the case of any share capital listed on a stock exchange in Hong Kong, HK$2, and, in the case of any other share capital, such sum in such currency as the Board may from time to time determine to be reasonable in the territory in which the relevant register is situate, or otherwise in each case such other sum as the Board may from time to time determine) as the Board shall from time to time determine.

(B) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request subject to the payment of such sum (not exceeding, in the case of any share capital listed on a stock exchange in Hong Kong, HK$2, and, in the case of any other share capital, such sum in such currency as the Board may from time to time determine to be reasonable in the territory in which the relevant register is situate, or otherwise in each case such other sum as the Board may from time to time determine) for every certificate after the first, as the Board shall from time to time determine.

21. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding, in the case of any share capital listed on a stock exchange in Hong Kong, HK$2, and, in the case of any other capital, such sum in such currency as the Board may from time to time determine to be reasonable in the territory in which the relevant register is situate, or otherwise in each case such other sum as the Board may from time to time determine and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

Lien

22. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Bye-law.

23. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable

or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person entitled by reason of such holder's death, bankruptcy or winding-up to the shares.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Calls on Shares

25. The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

26. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

27. A copy of the notice referred to in Bye-law 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

28. In addition to the giving of notice in accordance with Bye-law 27, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once at least in a leading English language daily newspaper and (if the Relevant Territory is Hong Kong) in a leading Chinese language daily newspaper circulating in the Relevant Territory.

29. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint.

30. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

32. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or in part. A person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

33. If the whole of the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the unpaid amount at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such costs, charges, expenses or interest wholly or in part.

34. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member unless and until he shall have paid all calls or instalments for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is or was entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Bye-laws; and it shall not be necessary to prove the appointment of the Board who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

36. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Bye-laws be deemed to be a call duly made, notified,

and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment.

37. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Transfer of Shares

38. Subject to the Statutes, all transfers of shares may be effected by transfer in writing in the usual or common form or in such other form as the Board may accept and may be under hand only.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in these Bye-laws shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

40. (A) The Board may, in its absolute discretion, at any time and from time to time transfer any share upon the Principal Register to any branch register or any share on any branch register to the Principal Register or any other branch register.

(B) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time stipulate, and which agreement it shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold) no shares upon the Principal Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Principal Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Principal Register, at the Transfer Office. Unless the Board otherwise agrees all transfers and other documents of title shall be lodged for registration with, and registered, at the relevant Registration Office.

41. The Board may, in its absolute discretion and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

42. The Board may also decline to recognise any instrument of transfer unless:-

(i) in the case of any share capital listed on a stock exchange in Hong Kong, a fee of HK$2 and, in the case of any other share capital, such sum in such currency as the Board may from time to time determine to be reasonable in the territory in which the relevant register is situate, or otherwise in each case such other sum as the Board may from time to time determine is paid to the Company in respect thereof;

(please refer to article 191(xv)

(ii) the instrument of transfer is lodged at the relevant Registration Office or, as the case may be, the Transfer Office accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company;

(v) the instrument of transfer is properly stamped; and

(vi) where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

43. No transfer shall be made to an infant or a person of unsound mind or under other legal disability.

44. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

45. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall

be issued to him without charge. The Company shall also retain the transfer.

46. The registration of transfers may, on giving notice by advertisement in an appointed newspaper in Bermuda and in one or more newspapers circulating in the Relevant Territory, be suspended and the register closed at such times and for such periods as the Board may from time to time determine either generally or in respect of any class of shares. The register shall not be closed for more than thirty days in any year.

Transmission of Shares

47. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

48. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

49. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him at (unless the Board otherwise agrees) the Registration Office, stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such share to his nominee. All the limitations, restrictions and provisions of these presents relating to the right of transfer and the registration of transfers of share shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

50. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Bye-law 86 being met, such a person may vote at meetings.

Forfeiture of Shares

51. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Bye-law 34, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and any expenses incurred by reason of the said non-payment.

52. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made, such place being either the registered office of the Company, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

53. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Board may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Bye-laws to forfeiture shall include surrender.

54. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Board thinks fit.

55. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Bye-law any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of

the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

56. A statutory declaration in writing that the deponent is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

57. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

58. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

59. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

60. The provisions of these Bye-laws as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

61. In the event of a forfeiture of shares the member shall be bound to deliver and shall forthwith deliver to the Company the certificate or certificates held by him for the shares so forfeited and in any event the certificates representing shares so forfeited shall be void and of no further effect.

Stock

62. The Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock any shares of that class which subsequently become fully paid up and rank pari passu in all other respects with such shares shall, by virtue of this Bye-law and such resolution, be converted into stock transferable in the same units as the shares already converted.

63. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

64. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

65. Such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Alteration of Capital

66. (A) The Company may from time to time by ordinary resolution:-

(i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may, as between the holders of the shares to be consolidated, determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(iii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Statutes, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares; and

(v) make provision for the issue and allotment of shares which do not carry any voting rights.

(B) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account or other undistributable reserve in any manner authorised and subject to any conditions prescribed by law.

General Meetings

67. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint.

68. All general meetings other than annual general meetings shall be called special general meetings.

69. General meetings (including special general meetings) may be held in the Relevant Territory or elsewhere in the world as may be determined by the Board.

70. The Board may, whenever it thinks fit, convene a special general meeting, and special general meetings shall also be convened on requisition, as provided by the Statutes, or, in default, may be convened by the requisitionists.

71. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Bye-laws, entitled to receive such notices from the Company, provided that subject to the provisions of the Statutes, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Bye-law be deemed to have been duly called if it is so agreed:-

(i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

72. (A) The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

(B) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

73. All business shall be deemed special that is transacted at a special general meeting, and also all business that is transacted at an annual general meeting with the exception of:-

(a) sanctioning dividends;

(b) the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c) *the fixing of a maximum number of directors, the election of Directors and other officers in the place of those retiring and the granting of authority to the Directors to appoint alternate Directors and additional Directors up to the maximum number determined by the members;

(d) the appointment of Auditors and the fixing of the remuneration of the Auditors; and

(e) the voting of remuneration or extra remuneration to the Board.

* To be read in connection with Bye-law 191(ii)

74. For all purposes the quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorised representative). No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the meeting.

75. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

76. The Chairman (if any) of the Board or, if he is absent or declines to take the chair at such meeting, the Deputy Chairman (if any) shall take the chair at every general meeting, or, if there be no such Chairman or Deputy Chairman, or, if at any general meeting neither of such Chairman or Deputy Chairman is present within fifteen minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the Board present shall choose one of their number as Chairman, and if no Director be present, or if all the Board present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.

77. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of any original meeting but it shall not be

necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

78. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:-

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

79. If a poll is demanded as aforesaid, it shall (subject as provided in Bye-law 80) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

80. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

81. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

82. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

83. A resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Bye-law. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

Votes of Members

84. An amalgamation agreement as referred to in section 106 of the Companies Act shall be submitted for approval of the members of the Company in accordance with the Statutes.

85. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under Section 78 of the Companies Act shall have one vote, and on a poll every member present in person, or (being a corporation) by duly authorised representative, or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Bye-law as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

86. Any person entitled under Bye-law 48 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty-eight hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be

registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

87. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Bye-law be deemed joint holders thereof.

88. A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to the registered office of the Company, or to such other place as is specified in accordance with these Bye-laws for the deposit of instruments or proxy, not later than the last time at which a valid instrument of proxy could be so delivered.

89. (A) Save as expressly provided in these Bye-laws, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum, at any general meeting.

(B) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

90. (A) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy. A member may appoint more than one proxy to attend on the same occasion.

(B)*Only a member of the Company may be appointed to act as a proxy. A representative authorised under the provisions of Bye-law 96 need not be a member of the Company.

* To be read in conjunction with Bye-law 191(iii).

91. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

92. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at such place or one of such places (if any) as may be specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company (or, if no place is so specified at the Registration Office) not less than forty-eight hours before the time for holding the meeting or adjourned meeting (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

93. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve.

94. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a member for use by him for appointing a proxy to attend and vote at a special general meeting or at an annual general meeting at which special business (determined as provided in Bye-law 73) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

95. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of

attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the Registration Office, or at such other place as is referred to in Bye-law 92, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

96. Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person(s) as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company; references in these Bye-laws to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative.

97. (A) No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares in the Company either personally or by proxy if a disenfranchisement notice (as defined in paragraph (B) below) shall have been served on him and shall not have been withdrawn.

(B) Where, in respect of any shares of the Company, any registered holder or any other person appearing to be interested in such shares fails to comply with any notice (in this Bye-law called a "statutory notice") given by the Company under section 18 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap. 396 of the Laws of Hong Kong) or where (in purported compliance with a statutory notice) such registered holder or person makes a statement which in the opinion of the Board is false or misleading in any material particular, then not earlier than 42 days after service of the statutory notice the Company may serve on such registered holder a notice (in this Bye-law called a "disenfranchisement notice") stating that such shares shall with effect from the service of the disenfranchisement notice confer on him no right to attend or vote either at, or exercise any other right conferred by membership in relation to, any general meeting or at any separate general meeting of the holders of the shares of that class. The Company may at any time withdraw a disenfranchisement notice by serving on the registered holder of the shares to which the same relates a notice in writing to that effect (in this paragraph called a "withdrawal notice"), and a disenfranchisement notice shall be deemed to have been withdrawn when the statutory notice has been complied with in respect of all the shares to which the disenfranchisement notice related. Unless and until a withdrawal notice is duly served in relation thereto or a disenfranchisement notice in relation thereto is deemed to have been withdrawn or the shares to which a disenfranchisement notice relates are registered in the name of some person other than the registered holder on whom the disenfranchisement notice was served, none of the shares to which a disenfranchisement notice relates shall confer on the holder or holders thereof any right to attend or vote at, or exercise any other right conferred by membership in relation to, such general meeting or separate general meeting as aforesaid.

(C) Without prejudice to paragraph (B) of this Bye-law, where in respect of any shares in the Company, any registered holder holding at least one per cent. in nominal value of the issued shares of the relevant class or any person appearing to be interested in such shares fails to comply with a statutory notice or where (in purported compliance with a statutory notice) such registered holder or person makes a statement which in the opinion of the Board is false or misleading in any material particular, then any disenfranchisement notice served in accordance with paragraph (B) of this Bye-law may also state that:

(i) the Company shall withhold the payment of any dividends or other money which would otherwise be payable in respect of such shares in accordance with Bye-laws 154 or 155 without any liability to pay interest thereon and without the member being entitled to elect to receive shares instead of that dividend pursuant to Bye-law 159; and

(ii) the Board shall refuse to register a transfer of any such shares.

The Company may at any time withdraw a disenfranchisement notice served in accordance with paragraph (B) of this Bye-law, or lift any restriction imposed pursuant to this paragraph by serving on the registered holder of the shares to which the same relates a notice to that effect (in this paragraph called a "withdrawal notice"), and any such disenfranchisement notice and any such restrictions shall be deemed to have been withdrawn immediately after the statutory notice has been complied with in respect of all the shares to which the disenfranchisement notice related. Unless and until a withdrawal notice is duly served in relation thereto or a disenfranchisement notice in relation thereto is deemed to have been withdrawn as mentioned above, none of the shares to which a disenfranchisement notice relates shall confer on the holder or holders thereof any right to attend or vote at, or exercise any other right conferred by membership in relation to, any general meeting or any separate general meeting of the holders of the shares of that class and (where the disenfranchisement notice includes a statement pursuant to this paragraph) the Company may withhold dividends or refuse to register any transfer as so stated.

(D) For the purpose of paragraphs (B) and (C) of this Bye-law a person shall be treated as appearing to be interested in any shares if the member holding such shares has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or anyone else or from a notification under the said section 18) knows or has reasonable cause to believe that the person in question is, or may be, or has been interested in the shares.

(E) Nothing contained in this Bye-law shall limit the rights of the Company under section 24 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap. 396 of the Laws of Hong Kong).

Untraced Members

98. (A) The Company shall be entitled to sell any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(i) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the earlier thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of 12 years the Company has paid at least three dividends (whether interim or final) and no dividend in respect of such share has been claimed by the person entitled to it;

(ii) on expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisement appearing in English in one leading English language daily newspaper and (if the Relevant Territory is Hong Kong) in Chinese in one leading Chinese language daily newspaper circulating in the Relevant Territory;

(iii) the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(iv) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(v) if shares of the class concerned are listed or dealt in on any stock exchange, the Company has given notice to that exchange of its intention to make such sale.

(B) The manner, timing and terms of any sale of shares pursuant to this Bye-law (including but not limited to the price or prices at which the same is made) shall be such as the Board determines, beased upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

(C) To give effect to any sale of shares pursuant to this Bye-law the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

(D) If during the period of 12 years referred to in paragraph (A) of this Bye-law, or during any period ending on the date when all the requirements of sub-paragraphs (i) to (iv) of paragraph (A) of this Bye-law have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of sub-paragraphs (ii) to (iv) of paragraph (A) of this Bye-law have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

(E) The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

Registered Office

99. The registered office of the Company shall be at such place in Bermuda as the Board shall from time to time appoint.

Board of Directors

100. Subject to Bye-law 113, the number of Directors shall not be less than two. The Board shall cause to be kept a register of the Directors and Secretaries, and there shall be entered therein the particulars required by the laws of Hong Kong as if the Company were a company incorporated in Hong Kong.

101. *No person shall be eligible for election or to serve as a Director until there is registered in his name one or more shares in the Company provided that the election of a Director by the members in general meeting without share qualification shall be valid and shall take effect when he is registered as a member but if he is not so registered within two months of his election, such election shall be deemed void ab initio and a casual vacancy shall be deemed to have arisen.

* To be read in conjunction with Bye-law 191(iv).

102. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or, subject to the Statutes and to Bye-law 113, as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

103. *The Company in general meeting may by ordinary resolution elect a person or persons qualified to be Directors to act as Directors in the alternative to any of the Directors of the Company or may authorise the Board to appoint such alternate Directors. Any alternate Director may be removed by the Company in general meeting by ordinary resolution and, if appointed by the Board, may be removed by the Board and, subject thereto, the office of alternate Director shall continue until the next annual election of Directors in accordance with Bye-law 111 or, if earlier, the date on which the relevant Director ceases to be a Director. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

* To be read in conjunction with Bye-law 191(v).

104. *(A) An alternate Director shall (except when absent from the territory in which the Head Office is for the time being situate) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from

the territory in which the Head Office is for the time being situate or otherwise not available or unable to act, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Bye-laws.

* To be read in conjunction with Bye-law 191(vi).

(B) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

105. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

106. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

107. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

108. Notwithstanding Bye-laws 105, 106 and 107, the remuneration of a President, Vice-President, Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

109. (A) A Director shall vacate his office:-

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ii) if he becomes a lunatic or of unsound mind;

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(iv) if he becomes prohibited by law from acting as a Director;

(v) if by notice in writing delivered to the Company at its registered office or at the Head Office he resigns his office;

(vi) if he shall be removed from office by notice in writing served upon him signed by all his fellow-Directors;

(vii) if he shall be removed from office by a special resolution of the Company under Bye-law 117; or

(viii) *if he ceases to be a member of the Company.

* To be read in conjunction with Bye-law 191(vii).

(B) No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director, by reason only of his having attained any particular age.

110. (A) (i) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the

Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-law.

(ii) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting at which he or any other director is appointed to hold any office or place of profit under the Company or at which the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

(B) (i) No Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

(ii) A Director shall not vote or be counted in the quorum in respect of any contract, arrangement or other proposal in which he is to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any contract, arrangement or other proposal for or concerning:-

(a) the giving of any security or indemnity either:-

(I) to the Director in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; or

(II) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(b) an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(c) any other company in which the Director is interested only, whether directly or indirectly, as an officer or employee or shareholder or in which the director is beneficially interested in shares or securities of that company, provided that he, together with any of his associates (as defined in the rules for the time being governing the listing of securities on The Stock Exchange of Hong Kong Limited) is not beneficially interested in five per cent. or more of the issued shares or securities of any class of such company (or of any third company through which his interest is derived) or of the voting rights attached to such issued shares or securities; and/or

(d) the benefit of employees of the Company or any of its subsidiaries including:-

(I) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director may benefit; or

(II) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(e) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

(iii) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman and any of the other directors present who are materially interested in the contract or arrangement in question shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(iv) Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is interested in the exercise of such voting rights in the manner aforesaid. A Director may not vote in favour of the exercise of the aforesaid voting rights in respect of his own appointment as an officer of the company in question although he may be counted in the quorum at the relevant meeting of the Board.

(v) A general notice to the Board by a Director that he is a member of a specified firm or corporation and is to be regarded as interested in any contract or arrangement which may be made with that firm or corporation after the date of such notice or that he is to be regarded as interested in any contract or arrangement which may be made with a specified person who is connected with him after the date of such notice shall be deemed to be a sufficient declaration of interest in relation to any contract or arrangement so made, provided that no such notice shall be of effect unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is brought up and read at the next meeting of the Board after it is given.

(C) A Director of the Company may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a director or member of such company.

(D) Any Director may act by himself or by his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

Retirement of Directors

111. *(A) At each annual general meeting all the Directors for the time being shall retire from office. The retiring Directors shall be eligible for re-election.

* To be read in conjunction with Bye-law 191(viii).

(B) The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors.

112. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall continue to be eligible for re-election unless:-

(i) it shall be determined at such meeting to reduce the number of Directors; or

(ii) it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii) in any such case the resolution for re-election of a Director is put to the Meeting and lost; or

(iv) such Director has given notice in writing to the Company that he is unwilling to be re-elected.

113. The Company shall from time to time fix and may from time to time in general meeting by ordinary resolution increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall never be less than two. The Company may also in general meeting authorise the Board to appoint any person as a Director as an addition to the Board up to the maximum number fixed by the Company.

114. The Company may from time to time in general meeting by ordinary resolution elect, or authorise the Directors to elect or appoint, any person to be a Director either to fill a vacancy or to act as an additional Director up to the maximum number of Directors determined by the members in general meeting.

115. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless an ordinary resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

116. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been delivered to the Company at the registered office or Registration Office at least seven days before the date of the general meeting. The latest date for lodgement of the said notices shall not be more than seven days before the date of such general meeting.

117. The Company may by special resolution remove any Director before the expiration of his period of office notwithstanding anything in these Bye-laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed.

Borrowing Powers

118. The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

119. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

120. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

121. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

122. (A) The Board shall cause a proper register to be kept of all mortgages and charges specifically affecting the property of the Company.

(B) If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.

123. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Officers

124. *The Board shall as soon as practicable following each annual general meeting elect one of its body to the office of President of the Company and another to be Vice-President of the Company, and the Board may also from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Bye-law 108.

* To be read in conjunction with Bye-law 191(ix).

125. Every Director appointed to an office under Bye-law 124 hereof shall, but without prejudice to any claim for damages for breach of any contract of service between himself and the Company, be liable to be dismissed or removed therefrom by the Board.

126. *A Director appointed to an office under Bye-law 124 shall be subject to the same provisions as to retirement, resignation and removal as the other directors of the Company, and he shall ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

* To be read in conjunction with Bye-law 191(x)

127. The Board may from time to time entrust to and confer upon a President, Vice-President, Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit provided that the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied, but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

Management

128. (A) Subject to any exercise by the Board of the powers conferred by Bye-laws 129 to 131, the management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Bye-laws expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Statutes and of these Bye-laws and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions of these Bye-laws, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

(B) Without prejudice to the general powers conferred by these Bye-laws, it is hereby expressly declared that the Board shall have the following powers:-

(i) to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii) to give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(C) Without prejudice to the general powers conferred by these Bye-laws if any of the shares or debentures of the Company are for the time being (with the consent of the Company) listed on a stock exchange in Hong Kong the voluntary payment to any director of any sum by way of compensation in connection with his ceasing to hold such office must be approved by the Company in general meeting.

Managers

129. The Board may from time to time appoint a general manager, manager or managers of the business of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participate in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

130. The appointment of such general manager, manager or managers may be for such period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board and such title or titles as they may think fit.

131. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Chairman

132. *The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office. The Chairman or, in his absence, the Deputy Chairman shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if at any meeting the Chairman or Deputy Chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

* To be read in conjunction with Bye-law 191(xi).

Proceedings of the Board

133. The Board may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall be a quorum. For the purpose of this Bye-law an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. A Director or any member of a committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.

134. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board which may be held in any part of the world provided that no such meeting shall be summoned to be held outside the territory in which the Head Office is for the time being situate without the prior approval of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone or by telex or telegram at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine provided that notice need not be given to any Director or alternate Director for the time being absent from such territory. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

135. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

136. A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Bye-laws for the time being vested in or exercisable by the Board generally.

137. The Board may delegate any of its powers to committees consisting of such member or members of their body and such other persons, as the Board think fit, and they may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

138. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

139. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Bye-law 137.

140. All acts bona fide done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee.

141. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Bye-laws as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

142. A resolution in writing signed by all the Directors except such as are absent from the territory in which the Head Office for the time being situate or temporarily unable to act through ill-health or disability (or their alternate Directors) shall (so long as they constitute a quorum as provided in Bye-law 133) be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.

Minutes

143. (A) The Board shall cause minutes to be made of:-

(i) all appointments of officers made by the Board;

(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Bye-law 137; and

(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

(B) Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

Secretary

144. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Statutes or these Bye-laws required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board.

145. The duties of the Secretary shall be those prescribed by the Statutes and these Bye-laws, together with such other duties as may from time to time be prescribed by the Board.

146. A provision of the Statutes or of these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

General Management and Use of the Seal

147. *(A) The Company shall have one or, if permitted by the Statutes, more seals as the Board may determine. The Board shall provide for the safe custody of each seal, and no seal shall be used without the authority of the Board or a committee of the Board authorised by the Board in that behalf.

* To be read in conjunction with Bye-law 191(xii).

(B) Every instrument to which a seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or some other person appointed by the Board for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which a seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares, warrants or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Bye-law shall be deemed to be sealed and executed with the authority of the Board previously given.

(C) The Company may have a duplicate seal for use for sealing certificates for shares or other securities issued by the Company (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such duplicate seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid). Wherever in these Bye-laws reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such duplicate seal as aforesaid.

148. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

149. (A) The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

(B) The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

150. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in the Relevant Territory or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

151. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the spouses, widows, widowers, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

Capitalisation of Reserves

152. (A) The Company in general meeting may, upon the recommendation of the Board, resolve to capitalise any part of the Company's reserves (including any contributed surplus account and also including any share premium account or other undistributable reserve, but subject to the provisions of the law with regard to unrealised profits) or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be

applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Bye-law, any amount standing to the credit of share premium account may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

(B) Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Bye-law, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may issue fractional certificates, and may determine that cash payments shall be made to any members in lieu of fractional certificates or that fractions of such value as the Board may determine may be disregarded in order to adjust the rights of all parties. The Board may appoint any person to sign on behalf of the persons entitled to share in a capitalisation issue and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

153. Subject to the Statutes:-

(A) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:-

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Bye-law) maintain in accordance with the provisions of this Bye-law a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the difference between the subscription price and the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right

Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above until all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been used and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(a) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(b) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, contributed surplus account, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(B) Shares allotted pursuant to the provisions of this Bye-law shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned.

(C) Notwithstanding anything contained in paragraph (A) of this Bye-law no fraction of any share shall be allotted on exercise of the subscription rights and so that whether any (and if so what) fraction of a share arises should be determined according to the terms and conditions of the warrants.

(D) The provisions of this Bye-law as to the establishment and maintenance of the Subscription Right Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating, the provisions for the benefit of any warrantholder or class of warrantholders under this Bye-law without the sanction of a special resolution of such warrantholders or class of warrantholders.

(E) A certificate or report by the Auditors of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

Dividends, Other Distributions and Reserves

154. The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

155. (A) The Board may from time to time pay or make to the members such interim dividends and other distributions (including distributions out of contributed surplus) as the Board thinks fit and such dividends and distributions shall not be limited in any way save by the Statutes. In particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(B) The Board may also pay half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

156. (A) No dividend shall be payable except out of the profits of the Company available for the purpose (such profits being ascertained in accordance with the Statutes). No dividend or other distribution shall carry interest.

(B) Subject to paragraph (C) of this Bye-law, all dividends and other distributions in respect of shares in the Company shall be stated and discharged, in the case of shares denominated in Hong Kong dollars, in Hong Kong dollars, and, in the case of shares denominated in any other currency, in that currency, provided that, in the case of shares denominated in Hong Kong dollars, the Board may determine in the case of any distribution that shareholders may elect to receive the same in United States dollars or any other currency selected by the Board, conversion to be effected at such rate of exchange as the Board may determine.

(C) If, in the opinion of the Board, any dividend or other distribution in respect of shares or any other payment to be made by the Company to any shareholder is of such a small amount as to make payment to that shareholder in the relevant currency impracticable or unduly expensive either for the Company or the shareholder then such dividend or other distribution or other payment may, at the discretion of the Board, be paid or made in the currency of the country of the relevant shareholder (as indicated by the address of such shareholder on the register).

157. Notice of the declaration of an interim dividend shall be given by advertisement in the Relevant Territory and in such other territory or territories as the Board may determine and in such manner as the Board shall determine.

158. Whenever the Board or the Company in general meeting has resolved that a dividend or other distribution be paid, made or declared, the Board may further resolve that such dividend or other distribution be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe for securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. The Board may resolve that no such assets shall be made available to shareholders with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the shareholders aforesaid shall be to receive cash payments as aforesaid. Shareholders affected as a result of the foregoing sentence shall not be or be deemed to be, a separate class of shareholders for any purpose whatsoever.

159. (A) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question:

either (i) that shareholders entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the shareholders has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (d) below, shall give notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the shareholders;

(c) the right of election accorded to shareholders as aforesaid may be exercised in whole or in part;

(d) the Board may resolve:

(I) that the right of election accorded to shareholders as aforesaid may be exercise so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (A); and/or

(II) that a shareholder who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of paragraph (A) of this Bye-law.

Provided that a shareholder may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such shareholder notice of the right of election accorded to him or send to him any form of election;

(e) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "Non-Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the

Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis;

(f) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph (e) above, and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Directors may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (e) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

or (ii) that shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the shareholders has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (d) below, shall give notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the shareholders;

(c) the right of election accorded to shareholders as aforesaid may be exercised in whole or in part;

(d) the Board may resolve:

(I) that the right of election accorded to shareholders as aforesaid may be exercised so as to take effect on all future occasions (if any) when the board makes a determination pursuant to sub-paragraph (ii) of this paragraph (A); and/or

(II) that a shareholder who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes determination pursuant to sub-paragraph (ii) of paragraph (A).

Provided that a shareholder may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election;

(e) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has not been duly exercised (the "Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

(f) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph (e) above, and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (e) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Bye-law shall rank pari passu in all respects with the fully paid shares then in issue save only as regards participation:-

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Bye-law in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Bye-law shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Bye-law with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Bye-law a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Bye-law, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any shareholders with registered addresses in any particular territory or territories where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of shareholders in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared.

(F) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the shareholders pursuant to sub-paragraphs (i)(d) and (ii)(d) of paragraph (A) of this Bye-law by giving seven days notice in writing to the relevant shareholders.

(G) The Board may on any occasion determine that rights of election under paragraph (A) of this Bye-law shall not be made available to shareholders who are registered in the register of shareholders, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination.

160. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same

to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

161. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Bye-law as paid up on the share.

162. (A) The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) from time to time payable by him to the Company on account of calls, instalments or otherwise.

163. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

164. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

165. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

166. Unless otherwise directed by the Board, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

167. (A) All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or

bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company.

(B) If any cheques, warrants or orders for dividends or other moneys payable in respect of a share sent by the Company to the person entitled thereto are left uncashed on two consecutive occasions or on one occasion if such cheque, warrant or order is returned to the Company undelivered, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

168. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Bye-law shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the members.

Distribution of Realised Capital Profits

169. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend, provided that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid-up share capital of the Company for the time being.

Returns

170. The Board shall make the requisite returns and annual declarations in accordance with the Statutes.

Accounts

171. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Statutes or necessary to give a true and fair view of the state of Company's affairs and to show and explain its transactions.

172. The books of account shall be kept at the Head Office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors provided that such records as are required by the Statutes shall also be kept at the Registered Office.

173. The Board shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them shall be open to the inspection of the members not being directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statutes or ordered by a court of competent jurisdiction or authorised by the Board or by the Company in general meeting.

174. (A) The Board shall from time to time cause to be prepared and laid before the Company at its annual general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Statutes.

(B) Every balance sheet of the Company shall be signed on behalf of the Board by two Directors and a copy of every balance sheet (including every document required by law to be contained therein or attached or annexed thereto) and profit and loss account which is to be laid before the Company in general meeting, together with a copy of the Directors' report and a copy of the Auditors' report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Bye-law 48 and every other person entitled to receive notices of general meetings of the Company under the provisions of the Statutes or of these presents, provided that this Bye-law shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the registered office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

Audit

175. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

176. Subject as otherwise provided by the Statutes the remuneration of the Auditors shall be fixed by the Company in general meeting Provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remunerations to the Board.

177. Every statement of accounts audited by the Company's Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive.

Notices

178. Any notice or document to be given or issued under these Bye-laws shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in English in a leading English language daily newspaper and (if the Relevant Territory is Hong Kong) in Chinese in a leading Chinese language daily newspaper circulating in the Relevant Territory. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

179. A member shall be entitled to have notices served on him at any address within the Relevant Territory. Any member whose registered address is outside the Relevant Territory may notify the Company in writing of an address in the Relevant Territory which for the purpose of service of notice shall be deemed to be his registered address. Where the registered address of the member is outside the Relevant Territory, notice, if given through the post, shall be sent by prepaid airmail letter.

180. Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and posted and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and posted shall be conclusive evidence thereof.

181. A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

182. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

183. Any notice or document delivered or sent by post to, or left at the registered address of any member in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

184. The signature to any notice to be given by the Company may be written or printed.

Information

185. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board it will be inexpedient in the interests of the members of the Company to communicate to the public.

Winding Up

186. A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

187. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion

to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions.

188. If the Company shall be wound up (whether the liquidation is voluntary, or by the court) the liquidator may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Indemnity

189. Save and except so far as the provisions of this Bye-law shall be avoided by any provisions of the Statutes, the Board, President, Vice-president, Managing Directors, alternate Directors, Secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own wilful neglect or default, fraud and dishonesty respectively, and none of them shall be answerable for the act, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own wilful neglect or default, fraud and dishonesty respectively.

Alteration of Bye-laws

190. These Bye-laws may be amended from time to time by special resolution.

Changes in Applicable Law

191. The following provisions shall have effect at any time and from time to time that they are not prohibited by or inconsistent with any provision of the Statutes:-

(i) Bye-law 3(B) shall read as follows:-

"(B) Subject to the Statutes:-

(i) The Company may give financial assistance on such terms as the Board thinks fit to directors and bona fide employees of the Company, any of its subsidiaries, any holding company of the Company or any subsidiary of any such holding company in order that they may buy shares (fully or partly paid) in the Company or any holding company of the Company and such terms may include a reference that, when a director ceases to be a director of, or an employee ceases to be employed by, the Company or such other company, shares bought with such financial assistance shall or may be sold to the Company or such other company on such terms as the Board thinks fit.

(ii) The Company may in accordance with any scheme for the time being in force and approved by the members in general meeting provide money or other financial assistance direct or indirect for the purpose of or in connection with the purchase of, or subscription for, fully or partly paid shares in the Company or any holding company of the Company, being a purchase or subscription by a trustee of or for shares to be held by or for the benefit of employees of the Company, any of its subsidiaries, any holding company of the Company or any subsidiary of any such holding company, including any director holding a salaried employment or office with or in any such company and so that the residual beneficiary of any such trust may be or include a charitable object."

(ii) Paragraph (c) of Bye-law 73 shall read as follows:-

"the fixing of a maximum number of directors, the election of Directors and other officers in the place of those retiring, whether by rotation or otherwise, and the granting of authority to the Directors to appoint additional Directors up to the maximum number determined by the members;".

(iii) The first sentence of Bye-law 90(B) shall read as follows:

"A proxy need not be a member of the Company."

(iv) Bye-law 101 shall read as follows:-

"Neither a Director nor an alternate Director shall be required to hold any qualification shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and at all meetings of any class of members of the Company.".

(v) Bye-law 103 shall read as follows:-

"A Director may at any time, by notice in writing signed by him delivered to the Head Office or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director."

(vi) Bye-law 104(A) shall read as if the following new sentence were added at the end of such paragraph:-

"No alternate Director shall by virtue of that position be a director for the purposes of the Statutes, but shall nevertheless be subject to the provisions of the Statutes in so far as they relate to the duties and obligations of directors (other than the obligation, if any, to hold any qualifying share in the Company) when performing the functions of a director."

(vii) The provisions of Bye-law 109(A)(viii) shall not apply.

(viii) Bye-law 111(A) shall read as follows:-

"(A) At each annual general meeting one-third of the Directors for the time being or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office, Provided that no Director holding office as executive chairman or as a managing director shall be subject to retirement by rotation or taken into account in determining the number of Directors to retire. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election."

(ix) Bye-law 123 shall read as if the words "shall as soon as practicable following each annual general meeting elect one of its body to the office of President of the Company and another to be Vice-President of the Company," were replaced by the words "may elect from their number a President and/or Vice-President,".

(x) Bye-law 126 shall read as if the words "(subject to the proviso to Bye-law 111(A))" were added after "Company".

(xi) The first sentence of Bye-law 132 shall read as follows:-

"The Board shall elect or otherwise appoint a Director to be Chairman, and may appoint a Director to be Deputy Chairman, and shall have power to determine the period for which the Chairman or, as the case may be, Deputy Chairman is to hold office."

(xii) Paragraph (A) of Bye-law 147 shall read as if the following sentence were added after the first sentence:-

"The Company may adopt one or more common seals for use in any territory outside Bermuda."

(xiii) Bye-law 97(B) shall read as follows:-

"(B) Where, in respect of any shares of the Company, any registered holder or any other person appearing to be interested in such Shares (in purported compliance with a notice given by the Company under section 18 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap.396 of the Laws of Hong Kong)(in this Bye-law called a "statutory notice")) makes a statement which in the opinion of the Board is false or misleading in any material particular, then not earlier than 42 days after service of the statutory notice the Company may serve on such registered holder a notice (in this Bye-law called a "disenfranchisement notice") stating that such shares shall with effect from the service of the disenfranchisement notice confer on him no right to attend or vote either at, or exercise any other right conferred by membership in relation to, any general meeting or at any separate general meeting of the holders of the shares of that class. The Company may at any time withdraw a disenfranchisement notice by serving on the registered holder of the shares to which the same relates a notice in writing to that effect (in this paragraph called a "withdrawal notice"), and a disenfranchisement notice shall be deemed to have been withdrawn when the statutory notice has been complied with in respect of all the shares to which the disenfranchisement notice related. Unless and until a withdrawal notice is duly served in relation thereto or a disenfranchisement notice in relation thereto is deemed to have been withdrawn or the shares to which a disenfranchisement notice relates are registered in the name of some person other than the registered holder on whom the disenfranchisement notice was served, none of the shares to which a disenfranchisement notice relates shall confer on the holder or holders thereof any right to attend or vote at, or exercise any other right conferred by membership in relation to, such general meeting or separate general meeting as aforesaid.""

(xiv) The provisions of Bye-laws 97 & 191(xiii) shall not apply.

(xv) Bye-law 42(i) shall read as follows:-

"42(i) in the case of any share capital listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), a fee of such sum as the Stock Exchange may determine and, in the case of any other share capital, such sum in such currency as the Board may from time to time determine to be reasonable in the territory in which the relevant register is situate, or otherwise in each case such other sum as the Board may from time to time determine is paid to the Company in respect thereof;"

(3c)

I.B.C. No. 450369

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

JUNE GLORY INTERNATIONAL LIMITED

Incorporated the 22nd day of June, 2001

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

BVI-28-E

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

MEMORANDUM OF ASSOCIATION

OF

JUNE GLORY INTERNATIONAL LIMITED

NAME

1. The name of the Company is JUNE GLORY INTERNATIONAL LIMITED.

REGISTERED OFFICE

2. The registered office of the Company will be located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3. The registered agent of the Company will be Offshore Incorporations Limited of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4. The Objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands including but not limited to:

(1) To purchase or otherwise acquire and undertake the whole or any part of the business, goodwill, assets and liabilities of any person, firm or company; to acquire an interest in, amalgamate with or enter into partnership, joint venture or profit-sharing arrangements with any person, firm or company; to promote, sponsor, establish, constitute, form, participate in, organise, manage, supervise and control any corporation, company, syndicate, fund, trust, business or institution.

(2) To import, export, buy, sell (wholesale and retail), exchange, barter, let on hire, distribute and otherwise deal in and turn to account goods, materials, commodities, produce and merchandise generally in their prepared, manufactured, semi-manufactured and raw state.

(3) To purchase or otherwise acquire and hold, in any manner and upon any terms, and to underwrite, invest and deal in shares, stocks, debentures, debenture stock, annuities and foreign exchange, foreign currency deposits and commodities and enter into any interest rate exchange contracts, currency exchange contracts, forward contracts, futures contracts, options and other derivatives or financial instruments or products, whether or not entered into or acquired for the purpose of hedging against or minimising any loss concerning the assets and business of the Company, and from time to time to vary any of the same, and to exercise and enforce all rights and powers incidental to the Company's interest therein, and to carry on business as an investment trust, except a fund required to register under the Mutual Funds Act 1996 (as amended), and to invest or deal with the monies of the Company not immediately required for its operations in such manner as the Company may think fit.

(4) To enter into, carry on and participate in financial transactions and operations of all kinds.

(5) To manufacture, construct, assemble, design, repair, refine, develop, alter, convert, refit, prepare, treat, render marketable, process and otherwise produce materials, fuels, chemicals, substances and industrial, commercial and consumer products of all kinds.

(6) To apply for, register, purchase or otherwise acquire and protect, prolong, and renew, in any part of the world, any intellectual and industrial property and technology of whatsoever kind or nature and licences, protections and concessions therefor, and to use, turn to account, develop, manufacture, experiment upon, test, improve and licence the same.

(7) To purchase or otherwise acquire and to hold, own, licence, maintain, work, exploit, farm, cultivate, use, develop, improve, sell, let, surrender, exchange, hire, convey or otherwise deal in lands, mines, natural resources, and mineral, timber and water rights, wheresoever situate, and any interest, estate and rights in any real, personal or mixed property and any franchises, rights, licences or privileges, and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom.

(8) To improve, manage, develop, sell, let, exchange, invest, reinvest, settle, grant licences, easements, options, servitudes and other rights over, or otherwise deal with all or any part of the Company's property, undertaking and assets (present and future) including uncalled capital, and any of the Company's rights, interests and privileges.

(9) To acquire, sell, own, lease, let out on hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise undertake and deal in engineering and construction works, buildings, projects, offices and structures of all kinds.

(10) To carry on business as consulting engineers in all fields including without limitation civil, mechanical, chemical, structural, marine, mining, industrial, aeronautical, electronic and electrical engineering, and to provide architectural, design and other consultancy services of all kinds.

(11) To purchase or otherwise acquire, take in exchange, charter, hire, build, construct, own, work, manage, operate and otherwise deal with any ship, boat, barge or other waterborne vessel, hovercraft, balloon, aircraft, helicopter or other flying machine, coach, wagon, carriage (however powered) or other vehicle, or any share or interest therein.

(12) To establish, maintain, and operate sea, air, inland waterway and land transport enterprises (public and private) and all ancillary services.

(13) To carry on the business of advisers, consultants, researchers, analysts and brokers of whatsoever kind or nature in all branches of trade, commerce, industry and finance.

(14) To provide or procure the provision of every and any service or facility required by any person, firm or company.

(15) To provide agency, corporate, office and business services to any person, firm or company, and to act as nominee or custodian of any kind and to act as directors, accountants, secretaries and registrars of companies incorporated by law or societies or organisations whether incorporated or not and to act as trustee under deeds of trust and settlement and as executor of wills and to receive assets into custody on behalf of clients and to manage, administer and invest such assets in accordance with any deed of trust or settlement, will or other instruments pursuant to which such assets are held.

(16) To carry on all or any of the businesses of shippers and ship owners, ship and boat builders, charterers, shipping and forwarding agents, ship managers, wharfingers, lightermen, stevedores, packers, storers, fishermen and trawlers.

(17) To carry on all or any of the businesses of hoteliers and restaurateurs and sponsors, managers and licencees of all kinds of sporting, competitive, social and leisure activities and of clubs, associations and social gatherings of all kinds and purposes.

(18) To carry on business as auctioneers, appraisers, valuers, surveyors, land and estate agents.

(19) To carry on business as farmers, graziers, dealers in and breeders of livestock, horticulturists and market gardeners.

(20) To carry on all or any of the businesses of printers, publishers, designers, draughtsmen, journalists, press and literary agents, tourist and travel agents, advertisers, advertising and marketing agents and contractors, personal and promotional representatives, artists, sculptors, decorators, illustrators, photographers, film makers, producers and distributors, publicity agents and display specialists.

(21) To establish and carry on institutions of education, instruction or research and to provide for the giving and holding of lectures, scholarships, awards, exhibitions, classes and meetings for the promotion and advancement of education or the dissemination of knowledge generally.

(22) To carry on business as jewellers, goldsmiths, silversmiths and bullion dealers and to import, export, buy, sell and deal in (wholesale and retail) jewellery, gold, silver and bullion, gold and silver plate, articles of value, objects of art and such other articles and goods as the company thinks fit, and to establish factories for culturing, processing and manufacturing goods for the above business.

(23) To design, invent, develop, modify, adapt, alter, improve and apply any object, article, device, appliance, utensil or product for any use or purpose whatsoever.

(24) To develop, acquire, store, licence, apply, assign, exploit all and any forms of computer and other electronic software, programs and applications and information, databases and reference material and computer, digital and other electronic recording, retrieval, processing and storage media of whatsoever kind and nature.

(25) To engage in the provision or processing of communications and telecommunications services, information retrieval and delivery, electronic message, electronic commerce, internet and database services.

(26) To enter into any commercial or other arrangements with any government, authority, corporation, company or person and to obtain or enter into any legislation, orders, charters, contracts, decrees, rights, privileges, licences, franchises, permits and concessions for any purpose and to carry out, exercise and comply with the same and to make, execute, enter into, commence, carry on, prosecute and defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements, and schemes and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.

(27) To take out insurance in respect of any and all insurable risks which may affect the Company or any other company or person and to effect insurance (and to pay the premiums therefor) in respect of the life of any person and to effect re-insurance and counter-insurance, but no business amounting to fire, life or marine insurance business may be undertaken.

(28) To lend and advance money and grant and provide credit and financial or other accommodation to any person, firm or company.

(29) To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Company thinks fit charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

(30) To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights (present and future) and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary of the Company or of the Company's holding company or is otherwise associated with the Company in its business, and to act as agents for the collection, receipt or payment of money, and to enter into any contract of indemnity or suretyship (but not in respect of fire, life and marine insurance business).

(31) To draw, make, accept, endorse, negotiate, discount, execute, issue, purchase or otherwise acquire, exchange, surrender, convert, make advances upon, hold, charge, sell and otherwise deal in bills of exchange, cheques, promissory notes, and other negotiable instruments and bills of lading, warrants, and other instruments relating to goods.

(32) To give any remuneration or other compensation or reward (in cash or securities or in any other manner the Directors may think fit) to any person for services rendered or to be rendered in the conduct or course of the Company's business or in placing or procuring subscriptions of or otherwise assisting in the issue of any securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested in or about the formation or promotion of the Company or any other company as aforesaid.

(33) To grant or procure pensions, allowances, gratuities and other payments and benefits of whatsoever nature to or for any person and to make payments towards insurances or other arrangements likely to benefit any person or advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or

indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(34) To pay all expenses preliminary or incidental to the formation and promotion of the Company or any other company and the conduct of the business of the Company or any other company.

(35) To procure the Company to be registered or recognised in any territory.

(36) To cease carrying on and wind up any business or activity of the Company, and to cancel any registration of and to wind up and procure the dissolution of the Company in any territory.

(37) To distribute any part of the undertaking, property and assets of the Company among its creditors and Members in specie or in kind but so that no distribution amounting to a reduction of capital may be made without the sanction (if any) for the time being required by law.

(38) To appoint agents, experts and attorneys to do any and all of the above matters and things on behalf of the Company or any thing or matter for which the Company acts as agent or is in any other way whatsoever interested or concerned in any part of the world.

(39) To do all and any of the above matters or things in any part of the world and either as principal, agent, contractor, trustee, or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others, and generally upon such terms and in such manner and for such consideration and security (if any) as the Company shall think fit including the issue and allotment of securities of the Company in payment or part payment for any property acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(40) To carry on any other business or activity and do any act or thing which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with any of the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company's property or assets or otherwise to advance the interests of the Company or its Members.

(41) To have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary, conducive or incidental to the conduct, promotion or attainment of the above objects of the Company or any of them.

And it is hereby declared that the intention is that each of the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be an independent main object and be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

5. EXCLUSIONS

(i) The Company may not

(a) carry on business with persons resident in the British Virgin Islands;

(b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph 5(ii)(e) of subclause 5(ii);

(c) carry on banking or trust business, unless it is licenced to do so under the Banks and Trust Companies Act, 1990;

(d) carry on business as an insurance or re-insurance company, insurance agent or insurance broker, unless it is licenced under an enactment authorising it to carry on that business;

(e) carry on business of company management, unless it is licenced under the Company Management Act, 1990; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(ii) For purposes of paragraph 5(i)(a) of subclause 5(i), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(a) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(b) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(c) it prepares or maintains books and records within the British Virgin Islands;

(d) it holds, within the British Virgin Islands, meetings of its directors or members;

(e) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(f) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(g) shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

LIMITATION OF LIABILITY

6. The liability of members of the Company is limited.

CURRENCY

7. Shares in the Company shall be issued in the currency of the United States of America.

AUTHORISED CAPITAL

8. The authorised capital of the Company is US$50,000.00.

CLASSES, NUMBER AND PAR VALUE OF SHARES

9. The authorised capital is made up of one class and one series of shares divided into 50,000 shares of US$1.00 par value.

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

10. All shares shall

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for fair value; and

(c) have the same rights with regard to dividends and distributions upon liquidation of the Company.

VARIATION OF CLASS RIGHTS

11. If at any time the authorised capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

12. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES AND BEARER SHARES

13. Shares may be issued as registered shares or to bearer as may be determined by a resolution of directors.

EXCHANGE OF REGISTERED SHARES AND BEARER SHARES

14. Registered shares may be exchanged for bearer shares and bearer shares may be exchanged for registered shares.

TRANSFER OF REGISTERED SHARES

15. Subject to the provisions of Regulation 48 of the Articles of Association annexed hereto ("the Articles of Association"), registered shares in the Company may be transferred subject to the prior or subsequent approval of the Company as evidenced by a resolution of directors or by a resolution of members.

SERVICE OF NOTICE ON HOLDERS OF BEARER SHARES

16. Where shares are issued to bearer, the bearer, identified for this purpose by the number of the share certificate, shall be requested to provide the Company with the name and address of an agent for service of any notice, information or written statement required to be given to members, and service upon such agent shall constitute service upon the bearer of such shares until such time as a new name and address for service is provided to the Company. In the absence of such name and address being provided it shall be sufficient for the purposes of service for the Company to publish the notice, information or written statement or a summary thereof in one or more newspapers published or circulated in the British Virgin Islands and in such other place, if any, as the Company shall from time to time by a resolution

of directors or a resolution of members determine. The directors of the Company must give sufficient notice of meetings to members holding shares issued to bearer to allow a reasonable opportunity for them to secure or exercise the right or privilege, that is the subject of the notice other than the right or privilege to vote, as to which the period of notice shall be governed by the Articles of Association. What amounts to sufficient notice is a matter of fact to be determined after having regard to all the circumstances.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

17. The Company may amend its Memorandum of Association and Articles of Association by a resolution of members or by a resolution of directors.

DEFINITIONS

18. The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

We, OFFSHORE INCORPORATIONS LIMITED, of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Memorandum of Association the 1st day of January, 2001.

SUBSCRIBER

OFFSHORE INCORPORATIONS LIMITED

(Sd.) E.T. POWELL
Authorised Signatory

in the presence of: WITNESS

(Sd.) Fandy Tsoi
9th Floor, Ruttonjee House
11 Duddell Street, Central
Hong Kong
Occupation: Operations Manager

TERRITORY OF THE BRITISH VIRGIN ISLANDS

ARTICLES OF ASSOCIATION

OF

JUNE GLORY INTERNATIONAL LIMITED

PRELIMINARY

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning
"capital"	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus (a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and (b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.
"member"	A person who holds shares in the Company.
"person"	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
"resolution of directors"	(a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or (b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be; except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.
"resolution of members"	(a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of (i) a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or (ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or (b) a resolution consented to in writing by (i) an absolute majority of the votes of shares entitled to vote thereon, or (ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon.

"securities" Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

"surplus" The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.

"the Act" The International Business Companies Act (Cap. 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.

"the Memorandum" The Memorandum of Association of the Company as originally framed or as from time to time amended.

"the Seal" Any Seal which has been duly adopted as the Seal of the Company.

"these Articles" The Articles of Association as originally framed or as from time to time amended.

"treasury shares" Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2. "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable, electronic message or other form of writing produced by electronic communication.

3. Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4. Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5. A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6. A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7. Every member holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company and under the Seal specifying the share or shares held by him and the signature of the director or officer and the Seal may be facsimiles.

8. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

9. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

BEARER SHARES

10. Subject to a request for the issue of bearer shares and to the payment of the appropriate consideration for the shares to be issued, the Company may, to the extent authorised by the Memorandum, issue bearer shares to, and at the expense of, such person as shall be specified in the request. Bearer shares may not be issued for debt obligations, promissory notes or other obligations to contribute money or property and registered shares issued for debt obligations, promissory notes or other obligations to contribute money or property shall not be exchanged for bearer shares unless such debt obligations, promissory notes or other obligations to contribute money or property have been satisfied. The Company may also upon receiving a request in writing accompanied by the share certificate for the shares in question, exchange registered shares for bearer shares or may exchange bearer shares for registered shares. Such request served on the Company by the holder of bearer shares shall specify the name and address of the person to be registered and unless the request is delivered in person by the bearer shall be authenticated as hereinafter provided. Such request served on the Company by the holder of bearer shares shall also be accompanied by any coupons or talons which at the date of such delivery have not become due for payment of dividends or any other distribution by the Company to the holders of such shares. Following such exchange the share certificate relating to the exchanged shares shall be delivered as directed by the member requesting the exchange.

11. Bearer share certificates shall be under the Seal and shall state that the bearer is entitled to the shares therein specified, and may provide by coupons, talons or otherwise for the payment of dividends or other monies on the shares included therein.

12. Subject to the provisions of the Act and of these Articles, the bearer of a bearer share certificate shall be deemed to be a member of the Company and shall be entitled to the same rights and privileges as he would have had if his name had been included in the share register of the Company as the holder of the shares.

13. Subject to any specific provisions in these Articles, in order to exercise his rights as a member of the Company, the bearer of a bearer share certificate shall produce the bearer share certificate as evidence of his membership of the Company. Without prejudice to the generality of the foregoing, the following rights may be exercised in the following manner:

    (a) for the purpose of exercising his voting rights at a meeting, the bearer of a bearer share certificate shall produce such certificate to the chairman of the meeting;

    (b) for the purpose of exercising his vote on a resolution in writing, the bearer of a bearer share certificate shall cause his signature to any such resolution to be authenticated as hereinafter set forth;

    (c) for the purpose of requisitioning a meeting of members, the bearer of a bearer share certificate shall address his requisition to the directors and his signature thereon shall be duly authenticated as hereinafter provided; and

    (d) for the purpose of receiving dividends, the bearer of a bearer share certificate shall present at such places as may be designated by the directors any coupons or talons issued for such purpose, or shall present the bearer share certificate to any paying agent authorised to pay dividends.

14. The signature of the bearer of a bearer share certificate shall be deemed to be duly authenticated if the bearer of the bearer share certificate shall produce such certificate to a notary public or a bank manager or a director or officer of the Company (herein referred to as an "authorised person") and if the authorised person shall endorse the document bearing such signature with a statement:

    (a) identifying the bearer share certificate produced to him by number and date and specifying the number of shares and the class of shares (if appropriate) comprised therein;

    (b) confirming that the signature of the bearer of the bearer share certificate was subscribed in his presence and that if the bearer is representing a body corporate he has so acknowledged and has produced satisfactory evidence thereof; or

    (c) specifying the capacity in which he is qualified as an authorised person and, if a notary public, affixing his seal thereto or, if a bank manager, attaching an identifying stamp of the bank of which he is a manager.

15. Notwithstanding any other provisions of these Articles, at any time, the bearer of a bearer share certificate may deliver the certificate for such shares into the custody of the Company at its registered office, whereupon the Company shall issue a receipt therefor under the Seal signed by a director or officer identifying by name and address the person delivering such certificate and specifying the date and number of the bearer share certificate so deposited and the number of shares comprised therein. Any such receipt may be used by the person named therein for the purpose of exercising the rights vested in the shares represented by the bearer share certificate so deposited including the right to appoint a proxy. Any bearer share certificate so deposited shall be returned to the person named in the receipt or his personal representative if such person be dead and thereupon the receipt issued therefor shall be of no further effect whatsoever and shall be returned to the Company for cancellation or, if it has been lost or mislaid, such indemnity as may be required by resolution of directors shall be given to the Company.

16. The bearer of a bearer share certificate shall for all purposes be deemed to be the owner of the shares comprised in such certificate and in no circumstances shall the Company or the Chairman of any meeting of members or the Company's registrars or any director or officer of the Company or any authorised person be obliged to inquire into the circumstances whereby a bearer share certificate came into the hands of the bearer thereof, or to question the validity or authenticity of any action taken by the bearer of a bearer share certificate whose signature has been authenticated as provided herein.

17. If the bearer of a bearer share certificate shall be a corporation, then all the rights exercisable by virtue of such shareholding may be exercised by an individual duly authorised to represent the corporation but unless such individual shall acknowledge that he is representing a corporation and shall produce upon request satisfactory evidence that he is duly authorised to represent the corporation, the individual shall for all purposes hereof be regarded as the holder of the shares in any bearer share certificate held by him.

18. The directors may provide for payment of dividends to the holders of bearer shares by coupons or talons and in such event the coupons or talons shall be in such form and payable at such time and in such place or places as the directors shall resolve. The Company shall be entitled to recognise the absolute right of the bearer of any coupon or talon issued as aforesaid to payment of the dividend to which it relates and delivery of the coupon or talon to the Company or its agents shall constitute in all respects a good discharge of the Company in respect of such dividend.

worn out or defaced, the directors may, upon the surrender thereof for cancellation, issue a new one in its stead, and if any bearer share certificate, coupon or talon be lost or destroyed, the directors may upon the loss or destruction being established to their satisfaction, and upon such indemnity being given to the Company as it shall by resolution of directors determine, issue a new bearer share certificate in its stead, and in either case on payment of such sum as the Company may from time to time by resolution of directors require. In case of loss or destruction the person to whom such new bearer share certificate, coupon or talon is issued shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such loss or destruction and to such indemnity.

SHARES, AUTHORISED CAPITAL, CAPITAL AND SURPLUS

20. Subject to the provisions of these Articles and any resolution of members, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

21. No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable save that a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

22. Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

23. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

24. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

25. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

26. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

27. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorised capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

28. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value.

29. Subject to provisions to the contrary in

    (a) the Memorandum or these Articles;

    (b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

    (c) the subscription agreement for the issue of the shares,

    the Company may not purchase, redeem or otherwise acquire its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

30. No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved.

31. A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired

(a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b) by virtue of a transfer of capital pursuant to Regulation 59;

(c) by virtue of the provisions of Section 83 of the Act; or

(d) pursuant to an order of the Court.

32. Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 per cent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

33. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

34. The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

(a) the Memorandum or these Articles; or

(b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

35. The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealised appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

36. Members may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

37. In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares

(a) a statement that the shares are mortgaged or charged;

(b) the name of the mortgagee or chargee; and

(c) the date on which the aforesaid particulars are entered in the share register.

38. Where particulars of a mortgage or charge are registered, such particulars shall be cancelled

(a) with the consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b) upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

39. Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf.

FORFEITURE

40. When shares issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the provisions set forth in the following four regulations shall apply.

41. Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the member who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

42. The written notice specifying a date for payment shall

(a) name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which payment required by the notice is to be made; and

(b) contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

43. Where a written notice has been issued and the requirements have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

44. The Company is under no obligation to refund any monies to the member whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of

the shares the member is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.

LIEN

45. The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien on a share shall extend to all dividends payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Regulation.

46. In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 21 days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

47. The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

48. Subject to any limitations in the Memorandum, registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

49. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

50. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than sixty days in any period of twelve months.

TRANSMISSION OF SHARES

51. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three regulations.

52. The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

53. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

54. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

55. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL OR CAPITAL

56. The Company may by a resolution of directors amend the Memorandum to increase or reduce its authorised capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

57. The Company may amend the Memorandum to

    (a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

    (b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series,

    provided, however, that where shares are divided or combined under (a) or (b) of this Regulation, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

58. The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

59. Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

60. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

61. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realisable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

62. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable.

63. Upon the written request of members holding ten per cent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

64. The directors shall give not less than seven days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

65. The directors may fix the date notice is given of a meeting of members as the record date for determining those shares that are entitled to vote at the meeting.

66. A meeting of members may be called on short notice:

    (a) if members holding not less than 90 per cent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 per cent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 per cent majority of the remaining votes, have agreed to short notice of the meeting, or

    (b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

67. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

68. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

69. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

70. An instrument appointing a proxy shall be in substantially the following form or such other

form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above Company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of

....
Member

71. The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

72. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

73. A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

74. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

75. At every meeting of members, the Chairman of the Board of Directors shall preside as Chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose someone of their number to be the Chairman. If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as Chairman failing which the oldest individual member or representative of a member present shall take the chair.

76. The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

77. At any meeting of the members the Chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the Chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the Chairman shall fail to take a poll then any member present in person or by proxy who disputes the announcement by the Chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the Chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the Chairman.

78. Any person other than an individual shall be regarded as one member and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

79. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same power on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

80. The Chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

81. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

82. An action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any resolution of members is adopted otherwise than by the unanimous written consent of all members, a copy of such resolution shall forthwith be sent to all members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

DIRECTORS

83. The first directors of the Company shall be appointed by the subscriber to the Memorandum. Thereafter, the directors shall be elected by the members for such term as the members may determine.

84. The minimum number of directors shall be one and the maximum number shall be twelve.

85. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

86. A director may be removed from office, with or without cause, by a resolution of members or, with cause, by a resolution of directors.

87. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

88. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director but a vacancy or vacancies shall not be deemed to exist where one or more directors shall resign after having appointed his or their successor or successors.

89. The Company may determine by resolution of directors to keep a register of directors containing:

(a) the names and addresses of the persons who are directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c) the date on which each person named as a director ceased to be a director of the Company.

90. If the directors determine to maintain a register of directors, a copy thereof shall be kept at the registered office of the Company and the Company may determine by resolution of directors to register a copy of the register with the Registrar of Companies.

91. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

92. A director shall not require a share qualification, and may be an individual or a company.

POWERS OF DIRECTORS

93. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

94. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

95. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

96. Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

97. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as

the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of members.

98. The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

99. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

100. The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge or other encumbrance:

(a) the sum secured;

(b) the assets secured;

(c) the name and address of the mortgagee, chargee or other encumbrancer;

(d) the date of creation of the mortgage, charge or other encumbrance; and

(e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

101. The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

102. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

103. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

104. A director shall be given not less than three days notice of meetings of directors, but a meeting of directors held without three days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

105. A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

106. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one half of the total number of directors, unless there are only two directors in which case the quorum shall be two.

107. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

108. At every meeting of the directors the Chairman of the Board of Directors shall preside as Chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice Chairman of the Board of Directors shall preside. If there is no Vice Chairman of the Board of Directors or if the Vice Chairman of the Board of Directors is not present at the meeting the directors present shall choose someone of their number to be Chairman of the meeting.

109. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

110. The directors shall cause the following corporate records to be kept:

(a) minutes of all meetings of directors, members, committee of directors, committees of officers and committees of members;

(b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

(c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

111. The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

112. The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

113. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

114. The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed *mutatis mutandis* by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

115. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and one or more Vice Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

116. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the Chairman of the Board of Directors to preside at meetings of directors and members, the Vice Chairman to act in the absence of the Chairman, the President to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

117. The emoluments of all officers shall be fixed by resolution of directors.

118. The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

119. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

120. A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

INDEMNIFICATION

121. Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

122. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

123. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful, is, in the

absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

124. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

125. If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

126. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

127. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the seal is affixed may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

128. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.

129. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

130. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

131. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved.

132. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for three years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

133. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 per cent of the vote in electing directors.

134. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

135. In the case of a dividend of authorised but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

136. In the case of a dividend of authorised but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

137. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

138. The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

139. The Company may by resolution of members call for the accounts to be examined by auditors.

140. The first auditors shall be appointed by resolution of directors, subsequent auditors shall be appointed by a resolution of members.

141. The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

142. The remuneration of the auditors of the Company

(a) in the case of auditors appointed by the directors, may be fixed by resolution of directors;

(b) subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.

143. The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit or loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period, and

(b) all the information and explanations required by the auditors have been obtained.

144. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

145. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

146. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

NOTICES

147. Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register and in the case of members holding shares issued to bearer, in the manner provided in the Memorandum.

148. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

149. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

PENSION AND SUPERANNUATION FUNDS

150. The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments, to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution of members, a director holding any such employment, or office shall be entitled to

participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

ARBITRATION

151. Whenever any difference arises between the Company on the one hand and any of the members or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any Act or Ordinance affecting the Company or to any of the affairs of the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to two arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.

152. If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for ten days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

153. The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

CONTINUATION

154. The Company may by resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, OFFSHORE INCORPORATIONS LIMITED, of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to these Articles of Association the 1st day of January, 2001.

SUBSCRIBER — OFFSHORE INCORPORATIONS LIMITED

(Sd.) E.T. POWELL
Authorised Signatory

in the presence of: WITNESS

(Sd.) Fandy Tsoi
9th Floor, Ruttonjee House
11 Duddell Street, Central
Hong Kong
Occupation: Operations Manager

EXHIBIT D

5th November, 2003

The directors
ONFEM Holdings Limited
China Minmetals H.K. (Holdings) Limited
June Glory International Limited

Dear Sirs,

Re: Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited for all the issued Shares (other than those already owned or agreed to be acquired by June Glory International Limited or parties acting in concert with it)

We hereby give our consent to the issue of the circular of ONFEM Holdings Limited, China Minmetals H.K. (Holdings) Limited and June Glory International Limited dated 5th November, 2003 in relation to the above matters (the "Circular") with references to our letter, our name and all references thereto in the form and context in which they respectively appear. Terms defined in the Circular shall have the same meanings used herein unless the context requires otherwise.

We also consent to have this letter being made available for inspection as described in the section headed "DOCUMENTS AVAILABLE FOR INSPECTION" of Appendix IV to the Circular.

We confirm that we did not have any interests in the Shares, options, warrants, derivatives or securities convertible into Shares as at the Latest Practicable Date, and we had not dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited

Isadora Li
Managing Director

S:\Mission\ltr-consent.doc

BNP PARIBAS
Equities

BNP Paribas Peregrine Capital Limited
36/F., Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

ACCESS
CAPITAL

3 November 2003

The Board of Directors
Onfem Holdings Limited
18/F China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

Dear Sirs,

Onfem Holdings Limited ("Company")
Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited ("June Glory") for all the issued shares in the capital of the Company (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it) (the "Offer")

We refer to the offer document to be dated 5 November 2003 issued by the Company in connection with the Offer (the "Offer Document"). Capitalised terms used herein shall have the same meanings as defined in the Offer Document.

We hereby give our consent and confirm that we have not withdrawn our consent to the issue of the Offer Document with the inclusion therein of our letter in respect of our advice to the Independent Board Committee of the Company to be dated 5 November 2003 ("Letter"), and references to our name, in the form and context in which they respectively appear. We also consent to have this letter and the Letter being made available for inspection as described in the section headed "DOCUMETNS AVAILABLE FOR INSPECTION" of Appendix IV to the Offer Document.

Yours faithfully
For and on behalf of
Access Capital Limited

Jeanny Leung
Managing Director

Access Capital Limited 3rd Floor, 8 Queen's Road Central, Hong Kong
卓怡融資有限公司 香港中環皇后大道中8號3樓
General line: (852) 2214 2000 | Fax: (852) 2501 0171

O:\2003 and ongoing\Onfem\-consent\final\3.11.03.DOC

TOTAL P.01

捷利行測量師有限公司
DUDLEY SURVEYORS LIMITED

Chartered Surveyors • Valuers • Estate Agents
Auctioneers • Plant & Machinery Valuer
Development Consultants • Property Management

5th November 2003

The Directors
ONFEM Holdings Limited ("ONFEM")
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Dear Sirs,

Re: ONFEM Holdings Limited
Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited ("June Glory") for all the issued shares in ONFEM (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it) ("Offer")

We refer to the offer document dated 5th November 20003 issued by ONFEM in connection with the Offer ("Offer Document"). Capitalised terms used herein shall have the same meanings as defined in the Offer Document.

We hereby consent and will not withdraw our consent to the issue of the Offer Document with the inclusion therein of our letter, a summary of values and valuation certificates from us ("Valuation Report"), the text of which is set out in Appendix III of the Offer Document and references to our name in the form and context in which they respectively appear. We also consent to have this letter and the Valuation Report being made available for inspection as described in the section headed "DOCUMENTS AVAILABLE FOR INSPECTION" of Appendix IV to the Offer Document.

We confirm that during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date, we had not dealt for value in the securities of ONFEM.

14/F., Siu Ying Commercial Building, 153 Queen's Road Central, Hong Kong.
Tel: (852) 2525 0375 Fax: (852) 2877 0378 Email: dudleysu@netvigator.com
香港皇后大道中153號兆英商業大廈14字樓

We also confirm that as at the Latest Practicable Date, we did not have any interests in the Shares, options, warrants, derivatives or securities convertible into Shares.

Enclosed please also find the duly signed original letter and the valuation certificates for your record.

Yours faithfully,
For and on behalf of
DUDLEY SURVEYORS LIMITED

Brian W. K. Li
B.Sc., MRICS, MHKIS, RPS(GP)
Director

CENTURION CORPORATE FINANCE LIMITED
盛百利財務顧問有限公司

7th Floor, Duke Wellington House
14-24 Wellington Street
Central, Hong Kong

香港中環
威靈頓街14-24號
威靈頓公爵大廈7樓

Telephone: (852) 2525 2128
(852) 2525 6026
Facsimile: (852) 2537 7622

4 November 2003

The Directors
ONFEM Holdings Limited ("ONFEM")
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Dear Sirs,

Re: ONFEM Holdings Limited
Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited ("June Glory") for all the issued shares in ONFEM (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it) ("Offer")

We refer to the offer document date 5 November 2003 issued by ONFEM in connection with the Offer (**"Offer Document"**). Capitalised terms used herein shall have the same meanings as defined in the Offer Document.

We hereby consent to the issue of the Offer Document with references to our name in the form and context in which they respectively appear. We also consent to have this letter being made available for inspection as described in the section headed "DOCUMENTS AVAILABLE FOR INSPECTION" of Appendix IV to the Offer Document.

We confirm that during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date, we had not dealt for value in the securities of ONFEM.

We also confirm that as at the Latest Practicable Date, we did not have any interests in the Shares, options, warrants, derivatives or securities convertible into Shares.

Yours faithfully,
For and on behalf of
CENTURION CORPORATE FINANCE LIMITED

Baldwin Lee
Managing Director

TOTAL P.01

If you are in any doubt as to any aspect of this document or the Offer (as defined herein), you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this document and the accompanying form to the purchaser(s) or transferee(s) or to the bank or a licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

China Minmetals H.K. (Holdings) Limited

(Incorporated in Hong Kong with limited liability)

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

June Glory International Limited

(Incorporated in the British Virgin Islands with limited liability)

Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited for all the issued Shares (other than those already owned or agreed to be acquired by June Glory International Limited or parties acting in concert with it)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

Financial adviser to China Minmetals H.K. (Holdings) Limited and June Glory International Limited

BNP PARIBAS PEREGRINE

Independent financial adviser to the Independent Board Committee

ACCESS CAPITAL

A letter from BNP Paribas Peregrine Capital Limited containing, among other things, details of the terms of the Offer is set out on pages 14 to 21 of this document.

A letter from the Independent Board Committee (as defined herein) containing its recommendation to the Independent Shareholders (as defined herein) in respect of the Offer is set out on pages 22 to 23 of this document. A letter from Access Capital Limited containing its advice to the Independent Board Committee in respect of the Offer is set out on pages 24 to 46 of this document.

The procedures for acceptance and settlement of the Offer are set out on pages 47 to 55 in Appendix I to this document and in the accompanying form of acceptance and transfer. Acceptances of the Offer must be received by the Registrar (as defined herein) at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later time and/or date as may be announced by June Glory International Limited and which is in compliance with the Code (as defined herein).

5th November, 2003

5

Page

6

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"Access Capital"	Access Capital Limited, deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee
"Announcement"	the joint announcement dated 16th October, 2003 made by the Company, Minmetals HK and June Glory in relation to the S&P Agreement and the Offer
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Bank Debts"	all debts (including all principal amounts and interests) owing by OMCL to certain banks, the principal amount and capitalised interest of which was HK$374,195,021.84 as at 31st December, 2001 (HK$417,797,697.13 as at 3rd September, 2003 according to OMCL's records)
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and the financial adviser to Minmetals HK and June Glory
"Board"	the board of Directors
"Centurion"	Centurion Corporate Finance Limited, deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the financial adviser to the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC

7

"China Minmetals"	China National Metals and Minerals Import and Export Corporation, a State-owned enterprise in the PRC, managed by the State-owned Assets Supervision and Administration Commission of State Council (國務院國有資產監督管理委員會) and the holding company of Minmetals HK and June Glory
"Closing Date"	Wednesday, 26th November, 2003 or if the Offer is extended, the closing date of the Offer as extended in accordance with the Code
"CNMF Debt"	all inter-company debts (including all principal amounts and interests) owing by OMCL to China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), the principal amount and accrued interest of which was HK$40,233,084.81 as at 3rd September, 2003
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation), the controlling shareholder of the Company immediately before completion of the S&P Agreement, and acting through Messrs. Desmond Chung Seng Chiong and John Robert Lees, as its joint and several liquidators
"CNMG Debt"	all inter-company debts (all of which are non-interest bearing) owing by OMCL to CNMG, the principal amount of which was HK$4,929,921.56 as at 3rd September, 2003
"Code"	the Hong Kong Code on Takeovers and Mergers
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the S&P Agreement which took place on 15th October, 2003
"Court"	the High Court of Hong Kong

"Director(s)"	director(s) of the Company
"Excluded Country(ies)"	any jurisdiction(s) the laws of which prohibit the making of the Offer to the relevant Shareholder(s) in that jurisdiction or otherwise require the Company to comply with additional requirements which are (in the opinion of the Directors, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of Shareholders involved in that jurisdiction and their shareholdings in the Company
"Excluded Shareholder(s)"	any overseas Shareholder(s) whose address(es), as shown on the Register of Members of the Company as at the time of submission of his or her acceptance in respect of the Offer or at the latest time for submission of acceptance(s) in respect of the Offer, is located in an Excluded Country
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"Form of Acceptance"	the form of acceptance and transfer accompanying this document relating to the Offer
"Group"	the Company and its subsidiaries
"Haka"	Haka International Limited, a wholly-owned subsidiary of CNMG
"HK GAAP"	accounting principles generally accepted in Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel, who are the independent non-executive Directors and appointed to advise the Independent Shareholders in respect of the Offer

9

"Independent Shareholders"	Shareholders other than June Glory and its Associates and parties acting in concert with any of them
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Minmetals HK
"Latest Practicable Date"	3rd November, 2003, being the latest practicable date prior to the printing of this document for ascertaining certain information contained in this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of China Minmetals
"Offer"	the mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it), details of which are set out in this document
"OMCL"	Oriental Metals (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"OS/OP Debt"	the amount owing by each of Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited to CNMG, which amounts to approximately HK$124.9 million in aggregate
"PRC"	the People's Republic of China, which for the purpose of this document, does not include Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, which is situated at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

"S&P Agreement"	the unconditional sale and purchase agreement dated 15th October, 2003 entered into by June Glory, CNMG and Messrs. Desmond Chung Seng Chiong and John Robert Lees as the joint and several liquidators of CNMG relating to the sale and purchase of 416,009,928 Shares by June Glory from CNMG
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"US$"	US dollar(s), the lawful currency of the United States of America from time to time

Note: For the purposes of this document, unless otherwise indicated, exchange rates of HK$7.80 = US$1.00 and HK$1.00 = RMB1.06 have been used for currency translations, where applicable. This is for the purpose of illustration only and does not constitute a representation that any amounts in HK$, RMB or US$ have been, could have been or may be converted, at these or any other rates.

//

EXPECTED TIMETABLE

Despatch of this document	Wednesday, 5th November, 2003
Closing date of the Offer	Wednesday, 26th November, 2003
Latest time for acceptance of the Offer *(Note 1)*	4:00 p.m. on Wednesday, 26th November, 2003
Announcement in respect of the results of the Offer appearing in newspapers	Thursday, 27th November, 2003
Latest date for the posting of remittances in respect of valid acceptances received under the Offer *(Note 2)*	Friday, 5th December, 2003

Notes:

1. The Offer will remain open for acceptance until 4:00 p.m. on 26th November, 2003. June Glory will publish an announcement on the website of the Stock Exchange by 7:00 p.m. on 26th November, 2003 stating whether the Offer has been revised, extended or has expired. While June Glory has no intention of revising or extending the Offer beyond this date, it reserves the right to do so.

2. Remittances in respect of valid acceptances will be despatched to the relevant Shareholders by ordinary post within 10 days from the date of receipt of all the relevant documents to render acceptance and transfer under the Offer complete and valid. Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Code.

12

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. GAO Dezhu *(Chairman)*
Mr. WANG Xingdong *(Managing Director)*
Mr. YAN Xichuan *(Deputy Managing Director)*
Mr. LI Shiming* *(Deputy Managing Director)*
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

* *temporarily suspended from duty*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

5th November, 2003

To the Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into the S&P Agreement with CNMG in relation to the purchase of 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company by June Glory from CNMG and Haka, at a price of HK$0.38 per Share. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of the S&P Agreement on 15th October, 2003, and June Glory and parties acting in concert with it are now interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

13

Under Rule 26.1 of the Code, June Glory is required to make a mandatory unconditional general offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it. BNP Paribas Peregrine, on behalf of June Glory, makes the Offer.

The purpose of this document is to provide you with, amongst other things, information relating to the Offer. The principal terms of the Offer are set out in this letter, in the letter from BNP Paribas Peregrine on pages 14 to 21 of this document, in Appendix I to this document and in the accompanying Form of Acceptance.

The Board comprises eight Directors, five of whom are executive Directors, three of whom are independent non-executive Directors. In accordance with Rule 2.1 of the Code, the Independent Board Committee, comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria, and Mr. Lam Chun, Daniel, who are the independent non-executive Directors, was formed to give recommendation to the Independent Shareholders in connection with the Offer. None of the other Directors are considered to be independent for the purpose of giving recommendations to the Independent Shareholders. Mr. Gao Dezhu was an employee of the State Nonferrous Metals Industry Administration ("SNMIA") which was promulgated as having been cancelled on 19th February, 2001 and the controlling shareholder of CNMG (which was the controlling shareholder of the Company immediately before the completion of the S&P Agreement), and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Wang Xingdong, an executive Director of the Company, was a director of Minmetals HK up to 29th May, 2003 (thereafter resigned) and is not considered independent in so far as the Offer is concerned. Mr. Li Shiming, also a director of CNMG and certain companies controlled by SNMIA, has been suspended from duty, and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Yan Xichuan and Ms. He Xiaoli are salaried executive Directors and are not considered independent in so far as the Offer is concerned.

The letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in relation to the Offer, is set out on pages 22 to 23 of this document. The letter from Access Capital containing its advice and recommendation to the Independent Board Committee in relation to the Offer, is set out on pages 24 to 46 of this document.

OFFER

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer, on the terms set out in this document and the accompanying Form of Acceptance, for all the Shares in issue other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

for each Share .... HK$0.38 in cash.

The Offer is unconditional.

Further terms of the Offer, including the procedures for acceptance, are set out in the letter from BNP Paribas Peregrine on pages 14 to 21 of this document, in Appendix I to this document, and in the accompanying Form of Acceptance.

Intention of the Directors to accept or reject the Offer in respect of their own beneficial shareholdings

Ms. He Xiaoli, an executive Director, who holds 20,000 Shares (representing approximately 0.0026% of the issued share capital of the Company) as at the Latest Practicable Date, has indicated that she will not accept the Offer in relation to her interest in the Shares.

INFORMATION ON THE GROUP

Business

The Company was incorporated in Bermuda with limited liability and its Shares have been listed on the Stock Exchange since 1991. The principal activities of the Group include: (i) specialised construction contracting for curtain walls projects, electrical and mechanical engineering projects and environmental protection projects; (ii) property development and leasing; and (iii) manufacturing and trading of industrial lubricant products and doors and timber products.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003:

	For the year ended 31st December,			(Unaudited) For the six months ended 30th June,
	2000	**2001**	**2002**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	470,641	315,580	332,168	92,408
Net profit/(loss)	11,525	(373,734)	(136,854)	(40,416)

As at 31st December, 2002, the audited consolidated net tangible assets of the Group were approximately HK$499.1 million. As at 30th June, 2003, the unaudited consolidated net tangible assets of the Group were approximately HK$470.0 million.

Shareholding structure

Set out below is a table showing the shareholding structure before completion of the S&P Agreement and the existing shareholding structure without taking into consideration the Shares which June Glory may acquire pursuant to the Offer:

Shareholders	**Before completion of the S&P Agreement**		**Existing**	
	No. of Shares	*%*	*No. of Shares*	*%*
June Glory	—	—	416,009,928	53.9
CNMG and Haka	416,009,928	53.9	—	—
Independent Shareholders	356,171,855	46.1	356,171,855	46.1
	772,181,783	100.0	772,181,783	100.0

If the Offer is accepted in full, June Glory will hold the entire issued Shares after completion of the Offer. However, it is the intention of June Glory and the Directors to maintain the listing of the Company on the Stock Exchange (as set out in the section headed "Maintaining the Listing of the Company" below). As at the Latest Practicable Date, the Company has no outstanding options, warrants, derivatives or other securities that are convertible into Shares.

Your attention is drawn to Appendix II to this document which contains further financial information of the Group, and to the additional information set out in Appendix IV to this document.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the Directors (including the new Directors to be appointed to the Board as nominated by June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plan to inject any of its existing assets or businesses into the Group.

Your attention is drawn to the letter from BNP Paribas Peregrine as set out on pages 14 to 21 of this document regarding June Glory's intention on the Group and information on Minmetals HK and June Glory.

Directors and management of the Company

It is the intention of Minmetals HK to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. It is also the intention of Minmetals HK that all existing executive Directors and independent non-executive Directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the Board. As such, the Board will comprise eight Directors, including three independent non-executive Directors and five executive Directors, two of whom are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new Directors will only take effect after this document has been despatched in accordance with the Code and the Listing Rules. Minmetals HK has no intention to make any significant changes to the existing management or the employees of the Group other than the change of Directors mentioned above.

Your attention is drawn to the letter from BNP Paribas Peregrine as set out on pages 14 to 21 of this document regarding information on the new Directors.

MAINTAINING THE LISTING OF THE COMPANY

It is the intention of June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new Directors to be appointed to the Board) to maintain the listing of the Company on the Stock Exchange after the closing of the Offer. June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the said new Directors to be appointed to the Board) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that, if less than 25% of the issued Shares are in public hands following closing of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

The Stock Exchange has stated that if the Company remains as a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Any acquisitions or disposals of assets by the Company will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and/or a circular to the Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by the Company and any such acquisitions and disposals may result in the Company being treated as if it were a new listing applicant and subject to the requirements of new listing applications as set out in the Listing Rules.

PROCEDURES FOR ACCEPTANCE OF THE OFFER

Your attention is drawn to Appendix I to this document and to the accompanying Form of Acceptance which set out the procedures for acceptance of the Offer.

To accept the Offer, the Shareholders should complete the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer.

The completed Form(s) of Acceptance should then be forwarded, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offer, by post or by hand to the Registrar, **Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "June Glory Offer" on the envelope, as soon as practicable after receipt of the Form(s) of Acceptance so as to reach the Registrar by, but in any event no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later closing date as June Glory shall determine and announce.**

RECOMMENDATIONS

The Independent Board Committee, comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel, has been established to give recommendation to the Independent Shareholders in connection with the Offer. Access Capital has been appointed to advise the Independent Board Committee in connection with the Offer. Your attention is also drawn to the letter from the Independent Board Committee containing its recommendation to the Independent Shareholders regarding the Offer.

ADDITIONAL INFORMATION

On 15th October, 2003, Coppermine Resources Limited, a wholly-owned subsidiary of Minmetals HK, entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), a wholly-owned subsidiary of CNMG, to purchase the Bank Debts, the CNMG Debt and the CNMF Debt owing to them by OMCL respectively and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, China Expand Development Limited, another wholly-owned subsidiary of Minmetals HK, also entered into an agreement with CNMG to acquire the OS/OP Debt. Further information on the above transactions is set out in the announcement of OMCL dated 16th October, 2003 and the circular of OMCL to be issued.

The SNMIA, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, a Director, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive of the Company, Directors, CNMG, or their respective subsidiaries and Associates.

GENERAL

Your attention is drawn to the letter from BNP Paribas Peregrine set out on pages 14 to 21 of this document which contains details of the Offer, information on June Glory and the intention of June Glory regarding the future of the Group.

Your attention is also drawn to the letter from the Independent Board Committee set out on pages 22 to 23 and the letter from Access Capital as set out on pages 24 to 46 of this document which contains its advice to the Independent Board Committee in relation to the Offer, and to the additional information as set out in the appendices to this document.

Yours faithfully,
On behalf of the Board
Wang Xingdong
Managing Director

BNP PARIBAS PEREGRINE

5th November, 2003

To the Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

It was announced on 16th October, 2003, that on 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into the S&P Agreement with CNMG in relation to the purchase of 416,009,928 Shares (representing approximately 53.9% of the issued share capital of the Company) by June Glory from CNMG and Haka, at a price of HK$0.38 per Share. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of such agreement on 15th October, 2003. The terms of the S&P Agreement were negotiated on an arm's length basis.

Other than the S&P Agreement, neither June Glory nor parties acting in concert with it was interested in or has any control or direction over any Shares or had dealt in the Shares during the six-month period prior to the date of the Announcement. In addition, other than the S&P Agreement, neither June Glory nor parties acting in concert with it owns or has control or direction over any Shares or any other securities that are convertible into Shares, including options, warrants, derivatives or other equity related securities. Upon completion of the S&P Agreement, June Glory and parties acting in concert with it are interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it.

This letter sets out details of the terms of the Offer, together with information relating to June Glory and its intentions regarding the future of the Group. The Offer is subject to the terms set out in Appendix I to this document and in the accompanying Form of Acceptance.

BNP PARIBAS Equities

BNP Paribas Peregrine Capital Limited
36/F., Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

OFFER

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

for each Share .... HK$0.38 in cash.

The Offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement. The Offer price of HK$0.38 per Share represents a discount of approximately 9.5% to the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 14th October, 2003, the last trading day prior to the date of the Announcement, and represents a discount of approximately 24.0% to the closing price of HK$0.50 per Share as at the Latest Practicable Date.

Total consideration

At present, there are 772,181,783 Shares in issue. In the event that the Offer was accepted in full, the aggregate amount payable by June Glory would be approximately HK$135.3 million. At the Offer price of HK$0.38 per Share, the consideration values the entire issued share capital of the Company at approximately HK$293.4 million.

BNP Paribas Peregrine is satisfied that sufficient resources are available to June Glory to satisfy acceptances of the Offer in full.

Unconditional Offer

The Offer is unconditional.

Effect of accepting the Offer

By accepting the Offer, Shareholders will sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003, the date of completion of the S&P Agreement.

Acceptance of the Offer will be irrevocable and not capable of being withdrawn, except as permitted under the Code.

June Glory does not intend to exercise the rights of compulsory acquisition but reserves the right to do so.

Stamp duty

Seller's ad valorem stamp duty at a rate of HK$1 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance payable by those Shareholders who accept the Offer will be deducted from the consideration due to such person on acceptance of the Offer. June Glory will arrange for payment of the stamp duty in connection with such sale.

INFORMATION ON MINMETALS HK AND JUNE GLORY

June Glory is a private company wholly-owned by Minmetals HK, which is in turn a wholly-owned subsidiary of China Minmetals. Minmetals HK has over 20 years of experience in the trading of metals, property development and financial investment businesses.

China Minmetals is a large conglomerate with a history of more than 50 years and is one of the major importers and exporters of steels, nonferrous metals and mineral products in the PRC. China Minmetals has a worldwide sales network, and has interests in about 160 solely or jointly funded ventures in the PRC and in about 40 entities overseas. China Minmetals has a wide spectrum of investments in the PRC. The shares of one of its subsidiaries, Minmetals Development Co., Ltd., were listed on the Shanghai Stock Exchange in the PRC in 1997 and had a market capitalisation amounting to approximately RMB6.03 billion (equivalent to approximately HK$5.69 billion) as at 14th October, 2003. Furthermore, China Minmetals has interests in companies whose shares are listed in the PRC including, Jiangxi Copper Company Limited[#], Xiamen Tungsten Co. Ltd., Ningbo United Group Co., Ltd., and Shenzhen SDG Information Co., Ltd. For the year ended 31st December, 2002, the total revenue of China Minmetals amounted to about US$6.8 billion (equivalent to approximately HK$53 billion).

Jiangxi Copper Company Limited's H shares are listed on the main board of the Stock Exchange.

The business lines of China Minmetals include:

Core business lines

- trading of iron and steel, and metal products;
- trading of non-ferrous metals (including copper, aluminium, tungsten, antimony and rare earth); and
- trading of mineral products and building materials (such as coke, coal, iron ores and refractory).

Non-core business lines

- insurance;
- securities and futures; and
- property development and construction subcontracting.

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Minmetals HK is an independent third party and is not connected with any of CNMG, the chief executives, Directors of the Company or any of its subsidiaries or their respective Associates. None of China Minmetals' businesses was considered to be in competition with that of the Group.

The directors of June Glory are Mr. Lin Xizhong, Mr. Liang Qing and Mr. Qian Wenchao, the directors of Minmetal HK are Mr. Lin Xizhong, Mr. Liang Qing, Mr. Qian Wenchao, Mr. Miao Gengshu and Mr. Zhou Hengbin. The legal representative of China Minmetals is Mr. Miao Gengshu. China Minmetals is a state-owned enterprise and does not have a board of directors.

Neither June Glory nor any person acting in concert with it has received any irrevocable commitment to accept the Offer.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the Directors (including the new Directors to be appointed to the Company upon the nomination of June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plan to inject any of its existing assets or businesses into the Group.

Directors and management of the Company

It is the intention of Minmetals HK to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. It is also the intention of Minmetals HK that all existing executive Directors and independent non-executive Directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the Board. As such, the Board will comprise eight Directors, including three independent non-executive Directors and five executive Directors, two of whom are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new Directors will only take effect after this document has been despatched in accordance with the Code and the Listing Rules. Minmetals HK has no intention to make any significant changes to the existing management or the employees of the Group other than the change of Directors mentioned above.

Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out below:

Mr. Lin Xizhong, aged 58, is the Vice Chairman and Managing Director of Minmetals HK. He is currently the Vice President of China Minmetals, and Chairman of AXA-Minmetals Assurance Ltd. in Shanghai. He earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in the PRC in 1973. From 1995 to 1998, he was China's representative in APEC Business Advisory Council (ABAC) of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and financial corporate management.

Mr. Qian Wenchao, aged 38, is a director of Minmetals HK. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in financial corporate management.

Dealings and holdings of Shares

Immediately following completion of the S&P Agreement and as at the Latest Practicable Date, June Glory and parties acting in concert with it held 416,009,928 Shares, representing approximately 53.9% of the existing issued share capital of the Company.

Save for the aforesaid, none of June Glory, the proposed new Directors and parties acting in concert with any of them (including BNP Paribas Peregrine) held any Shares as at the Latest Practicable Date. June Glory has confirmed to BNP Paribas Peregrine that except for the acquisition of Shares from CNMG and Haka pursuant to the S&P Agreement, none of June Glory, the proposed new Directors and parties acting in concert with any of them has dealt in the Shares during the six-month period prior to the date of the Announcement.

As at the Latest Practicable Date, save as disclosed in this document, no person had irrevocably committed himself/herself/itself to June Glory to accept or reject the Offer.

REASONS FOR THE OFFER

June Glory considers that the asset base and the operation scale of the Group, in particular, its property development and leasing businesses are quite sizable and the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and extensive business connections in the PRC, Hong Kong and other countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group, and such development will be beneficial to Minmetals HK and its subsidiaries as a whole.

PROCEDURE FOR ACCEPTANCE

To accept the Offer, Shareholders should complete and sign the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer.

The completed Form(s) of Acceptance should then be forwarded, together with the relevant Share certificates(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offer, by post or by hand to the Registrar, **as soon as practicable after the receipt of the Form(s) of Acceptance but in any event to reach the Registrar by no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later closing date as June Glory shall determine and announce.** No acknowledgment of receipt of any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given. Your attention is also drawn to the section headed "Further terms of the Offer" as set out in Appendix I to this document.

SETTLEMENT OF THE OFFER

Provided that the relevant Form(s) of Acceptance and Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order and have been received by the Registrar on or before the closing date of the Offer, a cheque for the amount due to the Shareholder in respect of the Shares tendered by him/her/it under the Offer, less seller's ad valorem stamp duty payable by him/her/it, will be despatched to the Shareholder by ordinary post at his/her/its own risk within 10 days following the date on which all relevant documents are received by the Registrar to render such acceptance complete and valid.

The attention of the Shareholders who are not residing in Hong Kong is drawn to the sections headed "Overseas Shareholders" and "Form of Acceptance and Transfer" as set out in Appendix I to this document.

All documents and remittances sent by or to the Shareholders through the post will be sent by or to them at their own risks and none of June Glory, BNP Paribas Peregrine nor the Registrar will be responsible for any loss or delay in transmission. Such documents and remittances will be sent to the Shareholders at their respective addresses as they appear in the Register of Members of the Company or, in the case of joint Shareholders, to the Shareholder whose name appears first in such Register of Members.

TAXATION

Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offer. It is emphasised that none of June Glory, BNP Paribas Peregrine or any of their respective directors or any persons involved in the Offer accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the Offer.

NO RIGHT OF WITHDRAWAL

Acceptance of the Offer shall be irrevocable and shall not be capable of being withdrawn, subject to the Code.

ADDITIONAL INFORMATION

On 15th October, 2003, Coppermine Resources Limited, a wholly-owned subsidiary of Minmetals HK, entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), a wholly-owned subsidiary of CNMG, to purchase the Bank Debts, the CNMG Debt and the CNMF Debt owing to them by OMCL respectively and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, China Expand Development Limited, another wholly-owned subsidiary of Minmetals HK, also entered into an agreement with CNMG to acquire the OS/OP Debt. Further information on the above transactions is set out in the announcement of OMCL dated 16th October, 2003 and the circular of OMCL to be issued.

Neither the S&P Agreement nor the Offer is dependent on, or connected with, the transactions involving OMCL and the purchase of OS/OP Debt as described above. The negotiations of the S&P Agreement, the transactions involving OMCL and the purchase of OS/OP Debt as described above have been conducted separately and independently of each other.

The SNMIA, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, a Director, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive of the Company, Directors, CNMG, or their respective subsidiaries and Associates.

Your attention is also drawn to the further terms of the Offer as set out in Appendix I to this document.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited
Isadora Li
Managing Director

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

5th November, 2003

To the Independent Shareholders

Dear Sir or Madam,

**MANDATORY UNCONDITIONAL CASH OFFER BY
BNP PARIBAS PEREGRINE
ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES
(OTHER THAN THOSE ALREADY OWNED
OR AGREED TO BE ACQUIRED
BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)**

INTRODUCTION

We refer to the composite document dated 5th November, 2003 ("Composite Document") jointly issued by the Company, Minmetals HK and June Glory of which this letter forms part. Terms defined in such Composite Document have the same meanings when used in this letter, unless the context otherwise requires.

As the Directors who are independent parties to the Offer, we have been appointed as members of the Independent Board Committee to consider the terms of the Offer and to advise you as to whether, in our opinion, the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the terms of the Offer. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the letter from Access Capital on pages 24 to 46 of the Composite Document.

We also wish to draw your attention to: (i) the letter from the Board; (ii) the letter from BNP Paribas Peregrine; (iii) the letter from Access Capital; and (iv) the additional information set out in the appendices to the Composite Document.

RECOMMENDATION

Having taken into account the terms of the Offer and the advice of Access Capital, we consider that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Shareholders to accept the Offer in respect of some or all of their interest in the Company, or to sell their Shares in the market if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offer. Independent Shareholders who, having considered the factors set out in the letter from Access Capital, are still attracted by the future potential of the Company may wish to consider retaining part of or the entire of their interest in the Company.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Selwyn MAR
TAM Wai Chu, Maria **LAM Chun, Daniel**
Independent non-executive Directors

The following is the full text of the letter from the Independent Financial Adviser setting out their advice to the Independent Board Committee in relation to the Offer.

ACCESS
CAPITAL

3rd Floor
No. 8 Queen's Road Central
Hong Kong

5th November, 2003

To the Independent Board Committee of
ONFEM Holdings Limited

Dear Sirs,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

I. INTRODUCTION

We refer to our appointment to advise the Independent Board Committee of the Company with regard to the mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares at a price of HK$0.38 per Share (other than those Shares already owned or agreed to be acquired by June Glory or parties acting in concert with it), details of which are contained in the "Letter from the Board" set out on pages 7 to 13 of the offer document to the Shareholders dated 5th November, 2003 (the "Document"), of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Document, unless the context otherwise states.

The Board currently comprises (i) five executive Directors, namely Messrs. Gao Dezhu, Wang Xingdong, Yan Xichuan, Li Shiming (who has been suspended from duty since 4th February, 2002 pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4th February, 2002) and Ms. He Xiaoli; and (ii) three independent non-executive Directors, namely Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria.

Mr. Gao Dezhu was an employee of the State Nonferrous Metals Industry Administration ("SNMIA") which was promulgated as having been cancelled on 19th February, 2001, the controlling shareholder of CNMG (which was the controlling shareholder of the Company), and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Wang Xingdong, an executive Director of the Company, was a director of Minmetals HK up to 29th May, 2003 (resigned since then) and is not considered independent in so far as the Offer is concerned. Mr. Li Shiming, also a director of CNMG and certain companies controlled by SNMIA, has been suspended from duty, and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Yan Xichuan and Ms. He Xiaoli are salaried executive Directors and are not considered independent in so far as the Offer is concerned. Accordingly, the Independent Board Committee comprising Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria, the independent non-executive Directors, has been constituted to consider the terms of the Offer and advise the Independent Shareholders. We have been appointed to advise the Independent Board Committee as to whether the terms of the Offer are fair and reasonable, so far as the Independent Shareholders are concerned, and to give our opinion in relation to the Offer for the Independent Board Committee's consideration in making its recommendation to the Independent Shareholders.

We have requested the liquidators of CNMG (the "Liquidators") to provide us with certain information with regard to the background to the negotiation of the acquisition of the Shares under the S&P Agreement (the "Sale Shares") with a view to assisting us to ascertain, inter alia, that the consideration for the Sale Shares represents the best achievable price amongst the approaches and offers received by the Liquidators for the Sale Shares, having regard to the execution risks attached to the relevant approaches and offers, and that no other factors were relevant or which may otherwise have influenced the decision to accept the offer of the Sale Shares from June Glory. We have, however, not been provided with or given access to any information, and we are therefore not able to form any view thereon. In formulating our advice, we have relied solely on publicly available information to the extent we are aware of such information and the statements, information, opinions and representations contained in the Document and the information and representations provided to us by the Company and the Directors. We have assumed that all the publicly available information, statements, information, opinions and representations contained or referred to in the Document or otherwise provided or made or given by the Company and/or the Directors and/or any of them and for which it is/they are solely responsible were true, accurate and valid at the time they were made and given and continue to be true, accurate and valid as at the date of the Document. We have assumed that all the opinions and representations made or provided by the Company and the Directors contained in the Document have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the Directors that no material facts have been omitted from the information provided and referred to in the Document.

In the absence of any access to the abovementioned information requested from the Liquidators and as neither the Company nor any of the Directors have been involved in the negotiation process for the Sale Shares, we have based our opinion solely on objective assessments of the terms of the Offer as further set out under Section II of this letter headed "Principal factors and reasons considered". We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations contained in the Document and provided to us by the Company and the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided or referred to in the aforesaid documents, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

We have not considered the tax implications, if any, on the Independent Shareholders of their acceptance or non-acceptance of the Offer. In particular, the Independent Shareholders who are residents in tax jurisdictions outside Hong Kong or are subject to overseas taxes or Hong Kong tax on securities dealings should consult their own professional advisers with regard to their respective tax positions.

II. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to and the terms of the Offer

On 8th May, 2002, the Court issued an order for the winding up of CNMG, the controlling shareholder of the Company, and on 19th June, 2002 appointed Messrs. John Robert Lees and Desmond Chung Seng Chiong as the joint and several Liquidators. The principal assets owned by CNMG consisted of its interest in approximately 53.9% of the issued share capital of the Company and approximately 45.2% interest in the issued share capital of OMCL.

On 15th October, 2003, June Glory entered into the S&P Agreement with CNMG and the Liquidators in relation to the purchase of 416,009,928 Shares by June Glory from CNMG and Haka at a price of HK$0.38 per Share (the "Share Purchase"). Completion of the S&P Agreement took place immediately after signing of such agreement. June Glory and parties acting in concert with it were, as at the Latest Practicable Date, interested in 416,009,928 Shares, which represents approximately 53.9% of the issued share capital of the Company.

Under Rule 26.1 of the Code, June Glory is required to make a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it.

BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

For each Share .... HK$0.38 in cash

There were no outstanding warrants, share options or securities convertible into Shares as at the Latest Practicable Date.

The offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement and the Offer is unconditional.

At the offer price of HK$0.38 per Share, the Offer values the Company at approximately HK$293.4 million.

We were advised by the Board that neither the Company nor any of the Directors was involved in the discussions relating to the S&P Agreement.

2. **Share price performance**

The following table sets out the monthly/period highest, lowest, average closing prices and the closing price of the Shares traded on the Stock Exchange on the last full trading day of each month/period for the period commencing from 1st April, 2003 (i.e. the date approximately six months prior to the date of suspension of trading in the Shares on 15th October, 2003 pending the issue of the Announcement) and up to and including the Latest Practicable Date:

Month/period	Closing price per Share (HK$) Highest	Lowest	Average	Last full trading day of that month/period
2003				
April	0.340	0.300	0.316	0.305
May				
1st to 23rd	0.330	0.290	0.313	0.330
26th (morning session)	—	—	—	0.380
26th (afternoon session) to 28th	Trading suspended pending the issue of a holding announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "First Holding Announcement")			
29th to 30th	0.410	0.385	0.398	0.385
June				
1st to 20th	0.400	0.360	0.381	0.395
23rd to 25th	Trading suspended pending the issue of a clarification announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "Clarification Announcement")			
27th to 30th	0.365	0.360	0.363	0.365
July				
2nd to 14th	0.415	0.365	0.388	0.415
15th to 31st August 1st to 12th	Trading suspended pending the issue of a holding announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "Second Holding Announcement")			
13th to 29th	0.435	0.380	0.407	0.405
September				
1st	—	—	—	0.405
2nd to 30th October 1st to 10th	Trading suspended pending the issue of an announcement relating to certain connected transactions of the Company			
13th to 14th	0.430	0.420	0.425	0.420
15th to 16th	Trading suspended pending the issue of the Announcement			
17th to 31st	0.500	0.430	0.456	0.460
November				
3rd (the Latest Practicable Date)	—	—	—	0.500

We note that the highest and the lowest closing price per Share during the six months prior to the issue of the Announcement were HK$0.435 per Share on 20th August, 2003 and HK$0.290 per Share on 2nd and 9th May, 2003 respectively. The offer price of HK$0.380 per Share represents a discount of approximately 12.6% to the highest closing price per Share and a premium of approximately 31.0% to the lowest closing price per Share respectively during such six month period.

In addition, the offer price of HK$0.38 per Share represents:

- **a discount of approximately 24.0%** to the closing price of HK$0.500 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;

- **a discount of approximately 9.5%** to the closing price of HK$0.420 per Share as quoted on the Stock Exchange on 14th October, 2003 (being the last full trading day prior to the date of suspension of trading in the Shares pending the issue of the Announcement);

- **a discount of approximately 7.8%** to the average closing price of approximately HK$0.412 per Share based on the daily closing price as quoted on the Stock Exchange over the 10 trading days up to and including 14th October, 2003;

- **a discount of approximately 7.1%** to the average closing price of approximately HK$0.409 per Share based on the daily closing price as quoted on the Stock Exchange over the 20 trading days up to and including 14th October, 2003;

- **a premium of approximately 2.2%** to the average closing price of approximately HK$0.372 per Share based on the daily closing price as quoted on the Stock Exchange over the 60 trading days up to and including 14th October, 2003;

- **a discount of approximately 41.5%** to the audited consolidated net asset value per Share of approximately HK$0.65 per Share as at 31st December, 2002 based on the audited consolidated accounts of the Group for the financial year ended 31st December, 2002 and 772,181,783 Shares in issue as at 31st December, 2002.

The graph below illustrates the daily closing price per Share quoted on the Stock Exchange and trading volume of the Shares from 2nd January, 2003 and up to and including the Latest Practicable Date (both dates inclusive):



Volume
Price
5/28/2003
7/14/2003
8/13/2003
No. of shares
HK$
Offer Price HK$0.38
Date

As illustrated in the above graph, the Shares were traded below the offer price of HK$0.38 per Share at all times during the period between 2nd January, 2003 to the date of the First Holding Announcement (i.e. 28th May, 2003).

Shareholders should note that since the publication of the First Holding Announcement and the resumption of trading in the Shares on 29th May, 2003 and up to and including 14th July, 2003 (the last trading day prior to the suspension of trading in the Shares pending the issue of the Second Holding Announcement), the daily closing price per Share rose to between HK$0.360 and HK$0.415.

Following the publication of the Second Holding Announcement and resumption of trading on 13th August, 2003, the subsequent suspension of trading in the Shares pending the issue of an announcement relating to certain connected transactions from 2nd September, 2003 to 10th October, 2003 and between 13th and 14th October, 2003 (the full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement), the daily closing price per Share was between HK$0.380 and HK$0.435.

Following the issue of the Announcement and resumption of trading on 17th October, 2003, and up to and including the Latest Practicable Date, the daily closing price per Share was in the range of HK$0.430 to HK$0.500.

There is no assurance that the price of the Shares will be traded at its current level following the closing of the Offer. We have discussed with the Directors the possible reasons for the price performance of the Shares during the period under review but could not identify any conclusive reason(s) for such price performance.

Having considered that the Shares were traded below the offer price of HK$0.38 per Share at all times during the period between 2nd January, 2003 and the date of the First Holding Announcement, the uncertainty as to whether the Shares will be traded at its current price level following the closing of the Offer, the offer

36

price represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share as described in paragraph 4(c) below, and the other factors and reasons set out below, we are of the view that the offer price of HK$0.38 per Share is fair and reasonable.

3. Turnover of the Shares

The following table sets out the total number of Shares traded per month/period, and the respective percentage of monthly/period trading volume compared with the issued share capital and the Shares held by the public respectively for the period commencing on 1st April, 2003 (approximately six months prior to the date of suspension of trading in the Shares on 14th October, 2003 pending the issue of the Announcement) and up to and including the Latest Practicable Date:

Month/ period	No. of Shares traded per month/ period	Shares in issue as at the end of the month/period	Shares traded as a percentage of the Shares in issue	Shares held by the public as at the end of the month/period	Shares traded as a percentage of Shares held by the public
2003					
April	3,818,000	772,181,783	0.49%	356,171,855	1.07%
May					
1st to 26th (morning session)	3,336,500	772,181,783	0.43%	356,171,855	0.94%
26th (afternoon session) to 28th	Trading suspended pending the issue of the First Holding Announcement				
29th to 30th	8,648,000	772,181,783	1.12%	356,171,855	2.43%
June					
1st to 20th	19,338,396	772,181,783	2.50%	356,171,855	5.43%
23rd to 25th	Trading suspended pending the issue of the Clarification Announcement				
27th to 30th	142,000	772,181,783	0.02%	356,171,855	0.04%
July					
2nd to 14th	4,352,614	772,181,783	0.56%	356,171,855	1.22%
15th to 31st August 1st to 12th	Trading suspended pending the issue of the Second Holding Announcement				
13th to 29th	11,121,138	772,181,783	1.44%	356,171,855	3.12%
September					
1st *(Note 1)*	1,472,000	772,181,783	0.19%	356,171,855	0.41%
2nd to 30th October 1st to 10th	Trading suspended pending the issue of an announcement relating to certain connected transactions of the Company				
13th to 14th *(Note 2)*	6,422,076	772,181,783	0.83%	356,171,855	1.80%
15th to 16th	Trading suspended pending the issue of the Announcement				
17th to 31st	50,229,566	772,181,783	6.50%	356,171,855	14.10%
November					
3rd (the Latest Practicable Date) *(Note 3)*	6,218,500	772,181,783	0.81%	356,171,855	1.75%

Notes:

1. This represents the trading volume of the only trading day of the Shares in September 2003.

2. This represents the trading volume of the only two trading days of the Shares prior to the issue of the Announcement in October 2003.

3. This represents the trading volume of the only trading day of the Shares prior to the dispatch of the Document in November 2003.

The trading volume of the Shares during the period under review was quite thin. Shareholders should note that the trading volume fluctuates immediately following the resumption of trading of the Shares after the publication of the First Holding Announcement. The trading volume of the Shares following the issue of the First Holding Announcement and up to and including the date of the issue of the Second Holding Announcement was in the range of 1.22% (representing the aggregate trading volume of the Shares recorded for those days the Shares have traded in July 2003) to 5.47% (representing the aggregate trading volume of the Shares recorded for those days the Shares have traded in June 2003) of the issued Shares held in the hands of the public.

The trading volume of the Shares following the issue of the Second Holding Announcement and up to and including the date of the issue of the Announcement, was in the range of 0.41% (please also refer to note 1 above) to 3.12% of the issued Shares held in the hands of the public. Following the issue of the Announcement and up to and including the Latest Practicable Date, the trading volume of the Shares was in the range of 1.75% (please refer to note 3 above) to 14.10% of the issued Shares held in the hands of the public. It is not certain whether the more active trading volume recorded immediately following the publication of the Announcement will or will not recur or can be sustained following the closing of the Offer. As a result of the aforesaid uncertainty, this level of liquidity may not be sustainable or sufficient, in our view, for all holders of the Shares to sell all their Shares in the market without depressing the market price of the Shares.

4. Financial information

(a) Earnings and future outlook

A summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003 is set out in Appendix II to the Document.

The Group has had a volatile earnings record in recent years. It recorded a net profit of approximately HK$11.5 million in 2000, incurred a loss in excess of HK$373.7 million in 2001 and recorded a relatively smaller loss of approximately HK$136.9 million in 2002. The Group's operating results also fluctuated substantially during such period. It recorded an operating profit of approximately HK$22.8 million in 2000, an operating loss of approximately HK$374.1 million in 2001 and a relatively smaller operating loss of approximately HK$128.5 million in 2002.

As mentioned in the Chairman's statement in the Company's 2002 annual report, the Group, with operating efficiency problems in certain subsidiaries, concentrated on internal reform, business consolidation and the introduction of measures to improve corporate governance during the year 2002. The overall operating loss of the Group in 2002 improved (1) significantly due to the reduction in, or no provisions for, (i) the impairment in value of non-trading securities, (ii) a loan to an intermediate holding company, and (iii) bad and doubtful debt from a sundry debtor and, (2) to a lesser extent, a decrease in administrative expenses, in particular, staff costs/salaries and provision for bad and doubtful debts.

For the six months ended 30th June 2003, the Group recorded an operating loss of approximately HK$36.0 million and a net loss of approximately HK$40.4 million as compared to an operating loss of approximately HK$54.4 million and a net loss of approximately HK$58.5 million for the corresponding period in 2002.

According to the Company's 2003 interim report for the six months ended 30th June, 2003, the improvement in the operating results of the Group was mainly due to the reduction in staff costs, an increase in overall profit margin and a shorter debt collection period.

The Group's manufacturing and trading division and specialised construction contracting division are engaged in businesses that face considerable competition. In 2002, the Group enhanced its corporate governance and introduced cost control measures to better position it to compete. Going forward, the Group will further establish its brand name and explore cooperation opportunities with suppliers to develop quality new products in the manufacturing and trading segment.

As advised by the management of the Company, the average occupancy rate at the Group's ONFEM Tower in Central, Hong Kong remained at over 91% in 2002 and approximately 84% for the six months ended 30th June, 2003, thereby contributing a rental and management fee income of approximately HK$10.4 million and HK$5.5 million respectively for the Group, representing approximately 3.1% and 6.0% of the Group's total turnover of approximately HK$332.2 million and HK$92.4 million for 2002 and the first six months of 2003 respectively. The Directors believe that the property market in Zhuhai, in the PRC appears to be more stable after a period of adjustments and that potential opportunities may arise if the proposed plan for the construction of the Hong Kong-Zhuhai-Macau Bridge (港珠澳大橋) is finalised. However, the Directors remain cautious about the future prospects of the Haitian Garden project located in Zhuhai, in the PRC (phase 1 of which is expected to be completed in September in 2004) as the property market in Zhuhai remains a difficult one. With no shortage of, and the current weak local demand for, high-end residential and commercial properties, demand would likely be dependent on the unpredictable interest of non-Zhuhai investors. The Directors, therefore, consider that the ability of the Group to earn a return for the Shareholders from the Haitian Garden project will be dependent on a very disciplined approach in all aspects of the development of, as well as the demand for, luxury and high-priced property in Zhuhai, in the PRC.

(b) ***Segment analysis on the Group's results, assets and liabilities***

The following is a summary of the segment analysis of the Group's assets and liabilities and results as set out in note 3 to the accounts contained in the Company's 2002 annual report:

(in HK $'000)	Property leasing	Property development	Construction and engineering contracts	Manufacturing and trading	Security investment and trading	Unallocated	Total
Segment assets	217,542	226,073	146,763	25,514	43,468	280,604	939,964
Segment liabilities	6,249	34,315	167,065	10,938	1	188,266	406,834
Segment assets less liabilities	211,293 *(Note 1)*	191,758 *(Note 2)*	(20,302)	14,576	43,467	92,338	533,130
Less:							
Minority interests							34,072
Shareholders' funds							499,058
						Unallocated expenses, net	Operating loss
Segment results	(19,355)	8,674 *(Note 3)*	(91,845)	(7,125)	2,590	(21,461)	(128,522)

Notes:

1. Principally relates to ONFEM Tower, Hong Kong.

2. Principally relates to Haitian Garden, Zhuhai, in the PRC.

3. Including a gain on partial waiver of certain payables relating to Haitian Garden, Zhuhai, in the PRC.

As shown in the above table, the net assets of property related segments accounted for approximately 81% of the Group's shareholders' funds as at 31st December, 2002. However, the combined total of the segment assets less liabilities of the construction and engineering contracts division and the manufacturing and trading division aggregated to a net liability position of approximately HK$5.7 million as at 31st December, 2002, despite the fact that these two divisions accounted for some 94% of the consolidated turnover in 2002.

According to the unaudited interim results for the six months ended 30th June, 2003 and the management of the Company, the Group's net cash balance as at 30th June, 2003 has increased to approximately HK$188.6 million (as compared with approximately HK$177.8 million as at 31st December, 2002), consisting of a combined total of pledged deposits and cash and bank deposits of approximately HK$287.5 million as at 30th June, 2003 (approximately HK$312.2 million as at 31st December, 2002) as well as a combined total of short-term and long-term borrowings of approximately HK$98.9 million as at 30th June, 2003 (approximately HK$134.4 million as at 31st December, 2002).

We have confirmed with the Company that the unallocated corporate assets less liabilities of approximately HK$92.3 million as shown in the above table form part of the Group's net cash position, and were not deployed for any specific business segments of the Group as at 31st December, 2002.

Shareholders are advised to note that according to an announcement issued by the Company on 11th September, 2003, the debt restructuring proposals for Condo Curtain Wall Company Limited (an indirect 52% owned subsidiary of the Company) ("CCW") and Condo Engineering (China) Limited (an indirect 52% owned subsidiary of the Company) ("CEC") have lapsed. On 8th September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. The winding up of CCW and CEC resulted in the demand for repayment of two banking facilities of approximately HK$4.8 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45.8 million to the relevant bank creditor on 1st April, 2003) and HK$7.0 million respectively granted to CCW and CEC. On 2nd October, 2003, the Group has fully repaid the aforesaid sums to the relevant bank creditors.

As a separate matter, the Company announced on 14th August, 2003 that a deed of compromise (the "Deed") was entered into between the Company and a bank in respect of a Hong Kong dollars fixed deposit, whereby the bank agreed to release a sum of approximately HK$7.0 million, equivalent to approximately 60% of the sum of the aforesaid deposit and the interest accrued thereon amounting to approximately HK$11.7 million, as full and final settlement of all claims by the Company against the bank in respect of the deposit. Since a provision for the loss on the unrecoverable portion of the Deed has been made and reflected in the audited consolidated accounts of the Group for the year ended 31st December, 2002, the Board is of the view that the settlement under the Deed will not have any further material adverse financial impact on the Group.

(c) ***Adjusted net tangible asset value of the Group***

Shareholders' attention is drawn to the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group set out in Appendix II to the Document. It is noted that the unaudited pro forma adjusted consolidated net tangible assets of the Group was approximately HK$502,434,000, equivalent to a net tangible asset value of approximately HK$0.65 per Share (based on 772,181,783 Shares in issue as at the Latest Practicable Date). Accordingly, the offer price of HK$0.38 per Share represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share.

(d) ***Comparison with share trading statistics of peer group and recent takeover transactions***

Taking into consideration the relative weighting of profitability and asset deployment of the Group's business activities as set out in 4(b) above, we consider that any prospective purchaser of a controlling interest would focus on the underlying property portfolio of the Group.

In the following discussion, we have reviewed certain transaction statistics of all recently successfully completed takeovers of publicly listed companies in Hong Kong in the property sector in the last 24 months (i.e. since November 2001) as well as current share trading statistics of comparable companies, and seek to ascribe a possible range of valuation that we consider to be appropriate for the purpose of making a comparison to the offer price for the Shares.

43

(i) Recent takeovers of companies with high concentration of value in a single property in Hong Kong

Announcement date of transaction	Company name	Principal activities	Offer price per share *(HK$)*	Adjusted consolidated net tangible asset value ("Adjusted NTA") per share *(HK$)*	Discount of offer price per share to Adjusted NTA per share ("NTA Discount")	Remarks
18th December, 2001	Kowloon Development Company Limited ("Kowloon Development")	Property investment and development	3.58	6.34	43.5%	The net book value of Kowloon Development's interest in its flagship investment property in Kowloon represents some 84.1% of its Adjusted NTA.
21st February, 2003	Asean Resources Holdings Limited ("Asean")	Property investment & development	0.8784	1.12	21.6%	Relates to the "Elizabeth Asean Offer" in respect of the proposed interest in Elizabeth House, Hong Kong, which will be the sole principal asset of Asean.
Average					32.55%	

44

We have further noted that discounts of the latest share price as at the Latest Practicable Date to the latest published audited consolidated net tangible asset value per share of Melbourne Enterprises Limited (with its principal assets being its interest in Melbourne Plaza, Hong Kong) and Kowloon Development were approximately 37% and 27% respectively.

(ii) *Recent takeover of company (the only successfully completed takeover of a publicly listed company in Hong Kong in the property sector in the last 24 months (i.e. since November 2001) and has a substantial and established history in property development in the PRC)*

Announcement date of transaction	Company name	Offer price per share *(HK$)*	Latest published consolidated net tangible asset value ("Published NTA") per share *(HK$)*	Discount of offer price per share to Published NTA per share
12th May, 2003	Tomson Group Limited	0.73	3.21	77.3%

We have also reviewed, and summarised in the following table, the latest trading statistics of the shares of six other established publicly listed companies (excluding H-share companies) (i.e. the only six companies that can fulfill the following criteria, with market capitalisation over HK$500 million, which have a substantial and established history in property investment and development in the PRC with more than 70% of their revenue attributed to the property development and investment business in the PRC according to their respective latest published audited financial statements).

Company name	Total market capitalisation as at the Latest Practicable Date *(HK$ million)*	Discount of market capitalisation to Published NTA
China Resources Land Limited	1,637.91	59%
Henderson China Holdings Limited	1,887.75	73%
Lai Fung Holdings Limited	953.49	86%
New World China Land Limited	2,549.23	86%
Pacific Concord Holdings Limited	2,078.57	71%
Tomson Group Limited	1,493.95	57%
Average discount to Published NTA		**72%**

We conclude from the above table that the market in general is rather cautious towards PRC property investment and development counters, which is reflected in the large discount of share price to net tangible asset value of these counters.

(iii) Peer company in trading and manufacturing of decoration materials businesses

The Group's businesses in these areas are largely loss making and they are operating in a very competitive environment. We have reviewed, and summarised below, the trading statistics of the only listed company in Hong Kong that is principally engaged in trading and manufacturing of decoration materials in Hong Kong, the business of which is comparable with the manufacturing and trading business of the Group.

Company	Principal activities	Total market capitalisation *(HK$ million)*	Historic price earnings ratio ("PER")	Discount of market capitalisation to Published NTA	Remarks
Decca Holdings Limited	The group is principally engaged in interior decoration, trading of furniture, and manufacturing of furniture and decoration materials	110.0	N.A.	39%	The company recorded a dealing net profit of HK$58.1 million in 2000, HK$6.0 million in the financial year ended 31st March, 2002 and incurred a net loss of HK$69.0 million in the financial year ended 31st March, 2003

In view of the absence of profit in the Group's business in this segment and in view of the discount of market capitalisation to Published NTA of the above-mentioned peer company, we consider it is unlikely that an interested buyer would ascribe a valuation better than the level (in respect of the discount to Published NTA) attained by the abovementioned company to use as a benchmark.

(e) Estimate of "fair value" of the Group

Based on the above analysis and applying the conclusions drawn, we have therefore analysed the value of the constituent parts of the Group's businesses and assets as follows:

Asset/Business	Segment assets less liabilities as at 31st December, 2002 (HK$'000)	Adjusted value (HK$'000)	Comment and basis of adjustment
Property leasing	211,293	142,517	Adjusted by reference to the average NTA Discount rate of 32.55% as per para. 4(d)(i) above.
Property development	191,758	53,692	Adjusted by reference to the average discount to Published NTA of 72% as per para. 4(d)(ii) above.
Construction and engineering contracts	(20,302)	(20,302)	No adjustment was made. Please refer to note below.
Manufacturing and trading	14,576	8,891	Adjusted by reference to the discount to Published NTA of 39% as per para. 4(d)(iii) above.
Security investment and trading	43,467	43,467	100% rating is attributable to the Group's segment net position.
Unallocated corporate assets less liabilities	92,338	92,338	No adjustment was made for the reason set out in paragraph 4(b) above.
Sub-total	533,130	320,603	
Minority interests	(34,072)	(34,072)	
Net loss for the six months ended 30th June, 2003		(40,416)	
Add: Adjusted resulted from the winding-up of CCW and CEC		32,387	Please refer to note below.
Total	499,058	278,502	Equivalent to approximately HK$0.361 per Share (based on 772,181,783 Shares in issue as at 31st December, 2002).

Note: As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the Court on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have no longer been consolidated by the Group since the date of the winding-up orders. Please also refer to the pro forma statement of adjusted consolidated net tangible assets of the Group as set out in Appendix II to the Document.

Based on the above, we have arrived at an estimate of valuation of approximately HK$0.361 per Share.

We have compared the aforesaid estimate of fair value per Share and the offer price per Share of HK$0.38 and noted that the offer price per Share is slightly higher than the abovementioned estimate price which an interested purchaser for the controlling interest of the Company might be reasonably expected to pay.

(f) ***Dividend***

Over the past three financial years, except for the year ended 31st December, 2000 in which the Group earned a net profit of approximately HK$11.5 million, the Group has incurred losses and has not declared any dividends. In view of the challenges expected to be faced by the Group as explained in paragraph 4(a) above and June Glory not having indicated any concrete proposals as to how and when to return the Group's business to profitability as set out in paragraph 5(a) below, we would therefore caution the Shareholders that there is no assurance as to when the Group will return to profitability and put the Company in a position to declare a dividend. Hence, there is no assurance as to when the Group will share its future profit with its Shareholders by way of dividends.

5. Other considerations

(a) ***Intention of June Glory with respect to the Group***

June Glory intends to retain the listing of the Shares on the Stock Exchange after the closing of the Offer.

June Glory considers that the asset base and the scale of operations of the Group, in particular, its property development and leasing businesses are quite sizeable and that the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and with extensive business connections in Hong Kong, the PRC and other countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group and such strengthening and expansion would be beneficial to Minmetals HK and its subsidiaries.

In addition, June Glory has stated in the "Letter from BNP Paribas Peregrine" set out in the Document that the existing principal activities of the Group will remain unchanged. Minmetals HK intends that the Directors (including the new Directors to be appointed to the Board) will further analyse the financial position and operations of the Group following completion of the Offer with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. However, Minmetals HK has indicated that it has no plan to inject any of its assets or businesses into the Group.

Given the nature of the business of Minmetals HK and the wide spectrum of investment of China Minmetals (the holding company of Minmetals HK) as described in the "Letter from BNP Paribas Peregrine" set out in the Document, Shareholders should note that following the completion of the Offer, there may be possible competition for business between the Group and China Minmetals and its subsidiaries (including Minmetals HK) and its associated companies.

In addition, although June Glory has indicated that the principal activities of the Group will remain unchanged (as mentioned above), further analyses will be made on the financial position and operations of the Group with a view to formulating a long term development and business strategy. Accordingly, Shareholders should also note that there may be realignment of business units and functions among the Group and China Minmetals and its subsidiaries and associated companies following the completion of the Offer.

Since no concrete plan(s) with regard to the future long term development and business strategy are available as at the Latest Practicable Date, we are of the view that we are not in a position to opine on the effect (if any) on the Group with regard to (i) any possible competition for business or (ii) any possible realignment of business units and functions among the Group and China Minmetals and its subsidiaries and associated companies. However, we believe the interests of the Shareholders are safeguarded by the Company's continuing obligation to comply with the requirements as prescribed in Chapter 14 of the Listing Rules, according to which any acquisition or disposal of assets or businesses (unless exempted within the criteria as prescribed in the Listing Rules), or transactions between the Group and the connected persons (as defined in the Listing Rules) will require to be publicly announced and/or subject to Independent Shareholders' approval at the general meeting of the Shareholders.

(b) *Directors and management of the Company*

Minmetals HK has stated its intention to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. On the other hand, all existing members of the Board (other than Mr. Gao Dezhu and Mr. Li Shiming, who will resign upon the closing of the Offer), will remain as Directors. Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out in the "Letter from BNP Paribas Peregrine" in the Document.

Apart from the aforesaid proposed changes of Directors, Minmetals HK does not intend to make any significant change to the existing management or the employees of the Group.

(c) *Public float following the closing of the Offer*

June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new Directors to be appointed to the Board) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure at least a 25% public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that if less than 25% of the Shares are in public hands following the closing of the Offer, or if the Stock Exchange believes that:

— **a false market exists or may exist in the trading of the Shares; or**

— **that there are insufficient Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in the Shares.

In this connection, the Independent Shareholders should note that upon closing of the Offer, there may be insufficient public float for the Shares and therefore, trading in the Shares may be suspended until a sufficient level of public float is attained.

If the Company remains a listed company after the close of the Offer, the Stock Exchange will closely monitor all future acquisitions or disposals of assets of the Company. The Stock Exchange has indicated that it has the discretion to require the Company to issue an

announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new applicants as set out in the Listing Rules.

The Independent Shareholders should note that upon the closing of the Offer, if less than 25% of the Shares are held by the general public, June Glory will be required to place down the Shares to maintain sufficient number of Shares in the public hands, any consequential placing down of the Shares might have dampening effect on the price of the Shares.

III. RECOMMENDATION

We have considered the above principal factors and reasons and have, in particular, taken the following factors into account when arriving at our opinion:

— the Shares have been traded at a discount to the offer price during the six months prior to the issue of the Announcement and as discussed in paragraph 2 of section II above;

— the thin liquidity of the Shares, as discussed in paragraph 3 of section II above, which may cause difficulty for Shareholders in disposing of their Shares in the market and exert downward pressure on the Share price;

— the offer price represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share as discussed in paragraph 4(c) of section II above;

— the comparison with share trading statistics of peer group and recent takeover transactions and the estimated "fair value" of the Group as discussed in paragraphs 4(d) and (e) of section II above indicate that our valuation is relatively close to the offer price at which any interested purchaser for the controlling interest of the Company may be reasonably expected to pay;

— the uncertainties with regard to future dividend payment as discussed in paragraph 4(f) of section II above;

— the historical performance and future outlook of the Group as discussed in paragraph 4(a) of section II above; and the fact that most of the Group's operating businesses are not profitable;

— the segment analysis on the Group's results, assets and liabilities as discussed in paragraph 4(b) of section II above further underlines the belief of the Directors that the prospects of the Group remain challenging; and

— the future intentions of June Glory with respect to the Group as discussed in paragraph 5 of section II above and the absence of any present intention of assets or business injection into the Group.

Having considered the above, we believe the terms of the Offer to be fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Board Committee to recommend the Independent Shareholders to accept the Offer in respect of some or all of their interests in the Company, or to sell their Shares in the market if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offer. The Independent Board Committee should also advise the Independent Shareholders that if the Independent Shareholders, having considered the abovementioned factors, are still attracted by the future potential of the Company, the Independent Shareholders may wish to consider retaining part of or their entire interest in the Company.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

1. PROCEDURE FOR ACCEPTANCE

(a) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/are in your name, and you wish to accept the Offer, you must send the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(b) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/are in the name of a nominee company or any name other than your own, and you wish to accept the Offer (either in full or in respect of part of your holding(s) of the Share(s)), you must either:

(i) lodge your Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee with instructions authorising it to accept the Offer on your behalf and requesting it to deliver the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Share(s) to be registered in your name(s) by the Company through the Registrar, and send the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(c) If you have lodged transfer(s) of Share(s) for registration in your name and have not yet received your Share certificate(s) and you wish to accept the Offer, you should nevertheless complete the Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to BNP Paribas Peregrine and/or June Glory or their respective agent(s) to collect from the Company or the Registrar, on your behalf, the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrar with the Form of Acceptance.

(d) If the Share certificate(s) and/or transfer receipt(s) and/or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) is/are not readily available and/or is/are lost and you wish to accept the Offer, the Form of Acceptance should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your Share certificate(s) and/or transfer receipts and/or other document(s) of title (and/or any other satisfactory indemnity or indemnities required in respect thereof) or that it is/they are not readily available. If you find such document(s) or if it/they become(s) available, the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for a form of letter of indemnity which, when completed in accordance with the instruction given, should be returned to the Registrar.

(e) If your Shares have been lodged with your broker/custodian bank through CCASS, you should instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited which, in this case, is one business day before the closing for acceptance of the Offer (i.e. Tuesday, 25th November, 2003). In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the timing on processing of your instruction, and submit your instruction to your broker/custodian bank as required by them.

(f) If your Shares have been lodged with your Investor Participant Account with CCASS, you should issue your instruction via the CCASS Phone System or CCASS Internet System no later than one business day before the closing for acceptance of the Offer (i.e. Tuesday, 25th November, 2003).

(g) If you have lodged transfer(s) of any of your Shares for registration in your name(s) and have not yet received your Share certificate(s), and you wish to accept the Offer in respect of Share(s), you should nevertheless complete the relevant Form(s) of Acceptance and deliver it/them to the Registrar together with the transfer receipt(s) duly signed by yourself(ves). Such action will be deemed to be an authority to BNP Paribas Peregrine and/or June Glory or their respective agent(s) to collect from the Registrar on your behalf the relevant Share certificate(s) when issued and to deliver such Share certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s), subject to the terms of the Offer as if it was/they were delivered to the Registrar with the relevant Form(s) of Acceptance.

(h) Acceptance(s) of the Offer may, at the discretion of June Glory, be treated as valid even if not accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), but in such cases, the cheque(s) for the consideration due will not be despatched until the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrar.

(i) An acceptance may not be counted towards fulfilling an acceptance condition unless:

 (i) it is received by the Registrar on or before the latest time for acceptance set out in this document and the Registrar has recorded that the acceptance and any relevant documents have been so received; and

 (ii) the Form of Acceptance is duly completed and is:

 - accompanied by Share certificate(s) in respect of the Share(s) and, if those certificates are not in your name, such other documents (e.g. a duly stamped transfer of the relevant Share(s) in blank or in favour of you executed by the registered holder) in order to establish your right to become the registered holder of the relevant Share(s); or

 - from a registered holder or his personal representatives (but only up to the amount of the registered holding and only to the extent that the acceptance relates to Share(s) which are not taken into account under another sub-paragraph of this paragraph (ii)); or

 - certified by the Registrar or the Stock Exchange.

 If the Form of Acceptance is executed by a person other than you, appropriate evidence of authority (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(j) No acknowledgement of receipt for any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(k) Consideration due under the Offer to the accepting Shareholders will be settled within 10 days from the date of receipt of all the relevant documents to render acceptance and transfer under the Offer complete and valid.

(l) The address of the Registrar is at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

2. ACCEPTANCE PERIOD, REVISIONS AND EXTENSION

The period for acceptance of the Offer will close at 4:00 p.m. on Wednesday, 26th November, 2003, being 21 days from the date of posting of this document. June Glory does not intend to extend the time for acceptance of the Offer beyond that date but reserves the right to do so. In the event that June Glory revises the terms of the Offer, Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. Unless the period for acceptance of the Offer is revised or extended, the Offer will remain open for acceptance until 4:00 p.m. on Wednesday, 26th November, 2003.

If the Offer is extended, the announcement of such extension will state the next closing date. If the Offer is extended and the next closing date is not stated in the announcement, it will remain open for acceptance for not less than 14 days from the posting of the revised Offer document to the Shareholders and, unless previously revised shall be closed on the subsequent closing date.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the Closing Date, or such later time as the Executive may agree, June Glory shall inform the Executive and the Stock Exchange of its intention in relation to the revision, extension or expiry of the Offer. June Glory shall publish by 7:00 p.m. on the Closing Date an announcement on the website of the Stock Exchange stating whether the Offer has been revised, extended or has expired. The announcement shall also be republished on the next business day in the press in Hong Kong, both English and Chinese, and shall (except in the case of revision) state the total number of Shares in the Company:

- for which acceptance of the Offer have been received;
- held, controlled or directed by June Glory or parties acting in concert with it before the Offer period; and
- acquired or agreed to be acquired during the Offer period by June Glory or any parties acting in concert with it.

The announcement shall include the details of voting rights, rights over Shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of the voting rights, represented by these numbers.

If June Glory is unable to comply with any requirements of Rule 19 of the Code, the Executive may require the Shareholders who have tendered their Form(s) of Acceptance to accept the Offer be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of Shares represented by acceptances, there may be included or excluded, for announcement purposes, acceptances which are not in all respects in order or are subject to verification. The number of these acceptances will be separately stated.

(c) As required under the Code and the Listing Rules, all announcements in relation to the Offer, in respect of which the Executive and (if applicable) the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and is generally circulated in Hong Kong.

4. RIGHT OF WITHDRAWAL

Acceptances to the Offer tendered by Shareholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Code. Such circumstances are to effect that if June Glory is unable to comply with the requirements set out in paragraph 3 of this Appendix, the Executive may require that Shareholders who have tendered their Form(s) of Acceptance to the Offer be granted a right of withdrawal on terms that are acceptable to the Executive until the requirements set out in that paragraph are met.

5. SHARES ACQUIRED UNDER THE OFFER

The Shares acquired under the Offer will be fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching to them including, in respect of the Shares, the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003.

6. OVERSEAS SHAREHOLDERS

(a) In order to address concerns regarding the implications under overseas jurisdictions in relation to the making of the Offer to overseas Shareholders (which implications may include illegality, filing and registration requirements or the need for compliance with other requirements), the Offer will not be made to any Excluded Shareholders. An application was made to the Executive under Note 3 to Rule 8 of the Code for not extending the Offer to the Excluded Shareholders, being Shareholders with addresses registered in the Excluded Countries. The Excluded

Countries include Singapore, the United Kingdom and Canada. The Executive has consented to the Offer not being made to the Excluded Shareholders.

(b) As the Offer to persons other than the residents in Hong Kong may be affected by the laws of the relevant jurisdiction, overseas Shareholders should satisfy themselves about and observe any applicable legal requirements.

(c) It is the responsibility of each overseas Shareholder who wishes to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consents which may be required or compliance with other necessary formalities or legal requirements.

(d) The Company reserves the right to notify any matter in relation to the Offer to Shareholders (including overseas Shareholders) by announcement or by advertisement in a newspaper which may not be circulated in the jurisdictions in which the overseas Shareholders reside. The notice will be deemed to have been sufficiently given, despite any failure by an overseas Shareholder to receive or see that notice.

7. FORM OF ACCEPTANCE AND TRANSFER

Each Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with June Glory, so as to bind him/her/it, his/hers/its personal representatives, heirs, successors and assigns, to the following effect:

(a) that the execution of the relevant Form of Acceptance whether or not any boxes are completed shall constitute:

(i) an acceptance of the Offer in respect of the number of Shares inserted or deemed to be inserted in such form on and subject to the terms and conditions set out or referred to in this document and in such form and that, subject only to the rights of withdrawal set out or referred to in paragraph 4 of this Appendix, each such acceptance and election shall be irrevocable; and

(ii) an undertaking to execute any further documents, take any further actions and give any further assurances which may be required in connection with the foregoing including, without limitation, to secure the transfer of the Shares in respect of which he/she/it has accepted or is deemed to have accepted the Offer to June Glory and the benefit of all dividends and distributions declared, made or paid on or after 15th October, 2003;

58

(b) stamp duty at the rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be deducted from the amount payable to the Shareholders who accept the Offer and the offeror will arrange for payment;

(c) the Shares acquired under the Offer are sold by such person or persons fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing to them and thereafter including, in respect of the Shares, the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003;

(d) that such Shareholder will deliver or procure the delivery to the Registrar at the address referred to in paragraph 1(l) of this Appendix of his/her/its Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) in respect of all Shares held by him/her/it in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to June Glory in lieu thereof, as soon as possible;

(e) that the execution and delivery of the relevant Form(s) of Acceptance to the Registrar constitutes a separate and irrevocable authority and request to June Glory to procure the despatch by post of a cheque in respect of any cash payment in connection with the Offer, at the risk of such Shareholder, to the person or agent whose name and address is set out in the relevant Form(s) of Acceptance or, if none is set out, to the first-named or the sole registered holder of the relevant Shares at his/hers/its registered address;

(f) that the terms and conditions of the Offer contained in this document shall be incorporated in and form part of the relevant Form of Acceptance, which shall be read and construed accordingly;

(g) that in relation to the Offer, he/she/it will do all such acts and things as shall be necessary or expedient to vest in June Glory, or its nominees or such other person as it may decide, the Shares to which such acceptance relates;

(h) that he/she/it submits, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of Hong Kong;

(i) acceptance of the Offer by any nominee will be deemed to constitute a warranty by such nominee to June Glory that the number of Shares indicated in the Form of Acceptance is the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offer;

(j) the Offer and all acceptances thereof, the Form of Acceptance and all contracts made pursuant to the Offer, and all action taken or made or deemed to be taken or made pursuant to these terms are governed by and shall be construed in accordance with the laws of Hong Kong. Execution of a Form of Acceptance by or on behalf of the relevant Shareholder will constitute such Shareholder's submission in relation to all matters arising out of the Offer and the relevant Form of Acceptance to the jurisdiction of the courts of Hong Kong and the Shareholder's agreement that nothing shall limit the right of June Glory to bring an action, suit or proceeding arising out of or in connection with the creation, validity, effect, interpretation or performance of the legal relations established in relation to the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction;

(k) in relation to any acceptance of the Offer in respect of a holding of Shares which is in uncertificated form, June Glory's receiving agent reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer whether in order to comply with the formalities or requirements of CCASS or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Executive;

(l) the terms, provisions, instructions and authorities contained in or deemed to be contained in the Form of Acceptance constitute part of the terms of the Offer. The provisions as set out in this Appendix shall be deemed to be incorporated into the Form of Acceptance; and

(m) due execution of the Form of Acceptance in respect of the Offer will constitute an authority given to June Glory, BNP Paribas Peregrine, any director of June Glory or their respective agents to complete and execute on behalf of the Shareholders who accept the Offer, the Form of Acceptance and any document and, in relation to the Offer, to do any other act that may be necessary or expedient for the purpose of vesting in June Glory, or such person or persons as June Glory shall direct, the Shares which are the subject of such acceptance.

If the Shareholder who has tendered his/her/its Form of Acceptance is an overseas Shareholder, he/she/it should have satisfied himself/herself/itself as to full observance of the laws of the relevant jurisdictions, obtained any and all requisite governmental, exchange control or other consents, complied with all requisite formalities and paid taxes payable by him/her/it in connection with such acceptance in any territory.

8. GENERAL

(a) All communications, notices, Forms of Acceptance, Share certificates, transfer receipts and other documents of title or of indemnity or of any other nature to be delivered by or sent to or from the Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of June Glory, BNP Paribas Peregrine, nor the Registrar accepts any liability for any loss or any other liabilities whatsoever which may arise as a result thereof.

(b) The provisions set out in the accompanying Form of Acceptance form part of the terms of the Offer.

(c) Notwithstanding any other provision as set out in this Appendix, June Glory's receiving agent and BNP Paribas Peregrine reserve the right to treat acceptances as valid if received by or on behalf of it at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(d) The accidental or deliberate omission, if any, to despatch this document and/or the Form of Acceptance or either of them to any person to whom the Offer is made will not invalidate the Offer in any way.

(e) If, in the course of the Offer, June Glory revises the terms of the Offer, all Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. The revised Offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

(f) Settlement of the consideration to which any Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which June Glory may otherwise be, or claim to be, entitled against such Shareholder.

(g) June Glory has no intention to exercise its power in relation to the compulsory acquisition but reserves the right to do so.

(h) The English text of this document and of the Form of Acceptance shall prevail over the Chinese text.

SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:	*HK$*
2,000,000,000 Shares	200,000,000
Issued and fully paid:	
772,181,783 Shares	77,218,178

All of the Shares currently in issue rank pari passu in all respects with each other, including, in particular, as to dividends, voting rights and capital. No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange.

No new Shares have been issued by the Company since 31st December, 2002 up to the Latest Practicable Date.

The Company also did not have any convertible securities, options or warrants in issue as at the Latest Practicable Date.

62

SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the audited consolidated profit and loss accounts of the Group prepared under HK GAAP for the three years ended 31st December, 2002, 2001 and 2000 extracted from the annual reports of the Company and the unaudited consolidated profit and loss accounts of the Group prepared under HK GAAP for the six months ended 30th June, 2003 and 2002 extracted from the interim report for the six months ended 30th June, 2003 which was published on 19th September, 2003. In connection with the audited consolidated accounts of the Group for the years ended 31st December, 2001 and 2000, the auditors of the Company drew attention to the limitation of audit scope relating to insufficient evidence obtained to determine the fair value of the investment in a company incorporated in the British Virgin Islands, of which the financial information was withheld by the liquidator.

	Year ended 31st December, 2002	**Year ended 31st December, 2001**	**Year ended 31st December, 2000**	**(Unaudited) Six months ended 30th June, 2003**	**(Unaudited) Six months ended 30th June, 2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	332,168	315,580	470,641	92,408	123,022
(Loss)/profit before taxation	(136,225)	(382,803)	8,305	(39,491)	(57,878)
Taxation	(363)	(13,944)	(2,391)	(146)	(1,000)
(Loss)/profit after taxation	(136,588)	(396,747)	5,914	(39,637)	(58,878)
Minority interests	(266)	23,013	5,611	(779)	376
(Loss)/profit attributable to shareholders	(136,854)	(373,734)	11,525	(40,416)	(58,502)
Dividends	—	—	—	—	—
(Loss)/profit per share *(HK cents)*	(17.72)	(48.40)	1.49	(5.23)	(7.58)

The Group does not have any extraordinary items/exceptional items for the three years ended 31st December, 2002, 2001 and 2000 and six months ended 30th June, 2003 and 2002.

AUDITED ACCOUNTS FOR THE YEARS ENDED 31ST DECEMBER, 2002 AND 2001

Set out below the audited consolidated profit and loss accounts, consolidated balance sheets, consolidated statements of changes in equity, consolidated cash flow statements and notes to the accounts of the Group for the years ended 31st December, 2002 and 2001 which is the reproduction of pages 53 to 114 of the 2002 annual report of the Company.

Consolidated Profit and Loss Account

For the year ended 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
TURNOVER	3	332,168	315,580
Cost of sales		(318,831)	(297,006)
GROSS PROFIT		13,337	18,574
Other revenues	3	8,755	26,881
Distribution costs		(4,718)	(3,837)
Administrative expenses	33(a)	(123,049)	(205,717)
Other operating expenses		(3,835)	(1,823)
Loss on revaluation of investment properties	12(d)	(27,378)	(36,500)
Gain on partial waiver of certain payables		8,366	—
Provision for impairment in value of non-trading securities		—	(140,047)
Provision for loan to intermediate holding company		—	(23,803)
Provision for bad and doubtful debt — a sundry debtor		—	(20,000)
Reversal of provision for impairment in value of deposit on property		—	12,000
Gain on liquidation of a subsidiary		—	200
OPERATING LOSS	4	(128,522)	(374,072)
Finance costs	5	(7,703)	(8,731)
LOSS BEFORE TAXATION		(136,225)	(382,803)
Taxation	6	(363)	(13,944)
LOSS AFTER TAXATION		(136,588)	(396,747)
Minority interests		(266)	23,013
LOSS ATTRIBUTABLE TO SHAREHOLDERS	7	(136,854)	(373,734)
Dividends	8	—	—
Basic loss per share *(HK cents)*	9	(17.72)	(48.40)

64

Consolidated Balance Sheet

As at 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Non-current assets			
Fixed assets	12	235,752	278,582
Construction in progress		—	20
Non-trading securities	14	16,560	34,619
Deferred tax assets	25	979	—
Retention receivables	19	3,488	—
Other assets	15	2,326	2,273
		259,105	315,494
Current assets			
Inventories	16	229,727	247,486
Amounts due from fellow subsidiaries	33	80	41
Amounts due from minority investors	17	1,898	7,376
Trade and other receivables	18	103,212	150,463
Gross amounts due from customers for contract work	19	13,055	33,877
Trading securities	20	20,643	19,861
Pledged deposits	30	101,604	132,598
Cash and bank deposits	21	210,640	279,460
		680,859	871,162
Current liabilities			
Amount due to intermediate holding company	33	3	6
Amounts due to minority investors	17	13,753	12,204
Trade and other payables	22	190,710	221,985
Gross amounts due to customers for contract work	19	27,347	32,214
Taxation payable		34,433	37,523
Short-term borrowings	23	134,364	204,631
		400,610	508,563
Net current assets		280,249	362,599
Total assets less current liabilities		539,354	678,093

	Note	2002 HK$'000	2001 HK$'000
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	421,840	558,901
Shareholders' funds		499,058	636,119
Minority interests		34,072	36,016
Non-current liabilities			
Long-term borrowings	24	58	3,374
Amounts due to minority investors	17	2,944	—
Other liabilities		3,222	2,584
		6,224	5,958
		539,354	678,093

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Balance Sheet

As at 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Non-current assets			
Investments in subsidiaries	13	420,225	421,369
Other assets	15	1,492	1,492
		421,717	422,861
Current assets			
Loans to subsidiaries	34	4,666	—
Other receivables	18	7,040	1,046
Pledged deposits	30	56,574	114,168
Cash and bank deposits	21	168,320	216,540
		236,600	331,754
Current liabilities			
Trade and other payables	22	100,257	100,927
Amount due to a fellow subsidiary	33	5	—
		100,262	100,927
Net current assets		136,338	230,827
Total assets less current liabilities		558,055	653,688
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	480,837	576,470
		558,055	653,688

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2002

	2002 *HK$'000*	2001 *HK$'000*
Total equity as at 1st January	636,119	992,716
Deficit on revaluation of non-trading securities	(360)	—
Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	18,693
Exchange differences arising on translation of the accounts of foreign subsidiaries	153	(1,397)
Net gains not recognised in the profit and loss account	635,912	1,010,012
Loss for the year	(136,854)	(373,734)
Realisation of contributed surplus on liquidation of a subsidiary	—	(159)
Total equity as at 31st December	499,058	636,119

Consolidated Cash Flow Statement

For the year ended 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Cash flows from operating activities			
Cash generated from/(used in) operations	29(a)	17,250	(99,396)
Interest paid		(9,641)	(14,391)
Hong Kong profits tax paid		—	(86)
Hong Kong profits tax refunded		—	1,451
Overseas tax paid		(37)	(2,560)
Net cash from/(used in) operating activities		7,572	(114,982)
Cash flows from investing activities			
Dividends received from listed investments		1,058	885
Payment for construction in progress		—	(20)
Purchase of fixed assets		(1,796)	(8,986)
Proceeds from disposal of fixed assets		434	249
Proceeds from disposal of trading securities		18,590	—
Interest received		6,041	24,509
Net cash outflow from liquidation of a subsidiary	29(c)	—	(62)
Net cash from investing activities		24,327	16,575
Cash flows from financing activities	29(d)		
New borrowings		3,416	57,692
Repayment of borrowings		(61,002)	(139,762)
Capital contribution from a minority investor		—	312
Net cash used in financing activities		(57,586)	(81,758)
Net decrease in cash and cash equivalents		(25,687)	(180,165)
Effect of foreign exchange rate changes		191	(1,397)
Cash and cash equivalents at 1st January		135,651	317,213
Cash and cash equivalents at 31st December	29(e)	110,155	135,651

Notes to the Accounts

1. Organisation and operations

ONFEM Holdings Limited (the "Company") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the accounts.

2. Principal accounting policies

(a) Basis of preparation

The accounts of the Company and its subsidiaries (the "Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34 (revised)	Employee benefits

The adoption of these revised accounting standards did not have material impact to the accounts for the year ended 31st December, 2002 except for the reclassifications in the cash flow statement and the presentation of the statement of changes in equity.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) ***Goodwill/negative goodwill***

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Goodwill on acquisitions that occurred prior to 1st January, 2001 was eliminated against reserves. Any impairment arising on such goodwill was accounted for in the profit and loss account. The Group has no acquisitions since 1st January, 2001.

(d) ***Revenue recognition***

The accounting policy for contract revenue recognition is set out in Note 2(i).

Revenue from the sales of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from sale of completed properties is recognised when title to the properties has passed to the purchaser.

Income on sale of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(e) ***Fixed assets***

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) *Other properties*

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

(iii) *Other fixed assets*

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

(iv) *Depreciation*

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% — 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% — 50%
Furniture, fixtures and equipment	10% — 25%
Motor vehicles	20% — 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(v) *Impairment/gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings (accumulated losses) and is shown as a movement in reserves.

(f) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) Properties under development, properties or land held for sale

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest and other expenses relating to sale of the properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(h) Trade and other receivables

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(i) ***Construction contracts in progress***

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(j) ***Cash and cash equivalents***

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment, bank overdrafts and trust receipt bank loans.

(k) ***Provisions***

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l) ***Deferred taxation***

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(m) ***Contingent liabilities and contingent assets***

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) ***Employee benefits***

(i) *Employee leave entitlements*

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) *Pension obligations*

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee — administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

(o) ***Assets under leases***

(i) *Finance leases*

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) ***Borrowing costs***

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) ***Translation of foreign currencies***

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(r) ***Segment reporting***

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. **Turnover, revenue and segment information**

The Group is principally engaged in construction and engineering contracting businesses, manufacturing and trading of oil and chemical products, doors and fire proof materials, property leasing, property development and security investment and trading.

		2002	2001
		HK$'000	*HK$'000*
(a)	***Turnover***		
	Construction and engineering contracts	250,272	252,014
	Manufacturing and trading	62,591	50,598
	Property leasing	10,472	12,083
	Property development	7,421	—
	Security investment and trading	1,412	885
		332,168	315,580
(b)	***Other revenues***		
	Interest income from intermediate holding company	—	2,451
	Interest income from bank deposits	6,041	14,809
	Interest income from loans to third parties	—	1,166
	Interest income from third parties resulted from a court judgement in favour of the Group	—	6,083
	Others	2,714	2,372
		8,755	26,881
	Total revenue	340,923	342,461

(c) ***Primary reporting format — business segments***

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

Segment turnover and results

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Elimination		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue														
Sales to external customers	250,272	252,014	62,591	50,598	10,472	12,083	7,421	—	1,412	885	—	—	332,168	315,580
Inter-segment sales	—	—	19,516	—	—	—	—	—	—	—	(19,516)	—	—	—
	250,272	252,014	82,107	50,598	10,472	12,083	7,421	—	1,412	885	(19,516)	—	332,168	315,580
Result														
Segment result	(91,845)	(160,916)	(7,125)	(6,573)	(19,355)	(41,945)	8,674	(126)	2,590	(138,367)	—	—	(107,061)	(347,927)
Unallocated corporate expenses, net													(21,461)	(26,145)
Operating loss													(128,522)	(374,072)
Finance costs													(7,703)	(8,731)
Taxation													(363)	(13,944)
Minority interests													(266)	23,013
Loss attributable to shareholders													(136,854)	(373,734)

Segment balance sheet and other segment information

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment balance sheet												
Segment assets	146,763	208,415	25,514	50,407	217,542	243,462	226,073	237,867	43,468	69,093	659,360	809,244
Unallocated corporate assets											280,604	377,412
Total assets											939,964	1,186,656
Segment liabilities	167,065	165,357	10,938	10,961	6,249	4,057	34,315	66,080	1	8	218,568	246,463
Unallocated corporate liabilities											188,266	268,058
Total liabilities											406,834	514,521
Other information												
Capital expenditure incurred during the year	503	2,579	938	2,241	56	—	63	4	—	—		
Depreciation	2,026	3,161	2,006	2,054	246	—	—	145	3	1		
Impairment loss recognised in the profit and loss account	8,349	6,327	—	6,209	—	—	—	—	—	—		
Impairment loss recognised directly charged to equity	—	—	—	—	—	—	—	—	360	—		
Non-cash expenses/(income) other than depreciation	10,575	58,745	570	6,209	27,468	37,523	—	—	(1,319)	139,034		

(d) ***Secondary reporting format — geographical segments***

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) (the "PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau:	construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading
The PRC :	construction and engineering contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers. Segment assets and capital expenditures are based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Australia		Southeast Asian countries		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	193,797	142,401	130,530	173,179	7,421	—	420	—	332,168	315,580
Segment assets	376,425	432,227	275,510	370,031	7,425	6,986	—	—	659,360	809,244
Capital expenditure	802	6,009	994	2,977	—	—	—	—	1,796	8,986

4. Operating loss

Operating loss is stated after charging/(crediting) the following:

	2002	2001
	HK$'000	*HK$'000*
Gross rental and management fee income from investment properties	(10,472)	(12,083)
Less: Outgoings	1,964	1,823
	(8,508)	(10,260)
Cost of inventories sold	38,743	28,386
Pension scheme contributions, net of forfeited contributions	1,358	1,923
Operating leases in respect of		
Land and buildings	4,751	3,806
Plant and machinery	—	221
	4,751	4,027
Less: Amount capitalised in properties under development	(241)	(221)
	4,510	3,806
Auditors' remuneration	2,200	3,067
Exchange gain, net	(3,413)	(594)
(Gain)/loss on disposal of fixed assets	(959)	100
Impairment loss of fixed assets	9,394	7,543
Depreciation on		
Owned fixed assets	4,703	6,477
Leased fixed assets	143	103
	4,846	6,580
Less: Amount capitalised in properties under development	(146)	(145)
	4,700	6,435
Staff cost (excluding directors' emoluments, *see Note 10*)	57,059	66,054
Provision for inventory obsolescence and net realisable value	1,171	5,236
Provision for bad and doubtful debts (excluding a sundry debtor)	7,031	47,744
Provision for gross amounts due from customers for contract work	347	11,935
Provision for irrecoverable bank deposits *(see Note 21(a))*	4,700	—
Unrealised gain on revaluation of trading securities	(1,319)	(1,011)

5. **Finance costs**

	2002	2001
	HK$'000	*HK$'000*
Bank loans and overdrafts		
Wholly repayable within five years	9,450	14,016
Not wholly repayable within five years	126	344
Loans from minority investors		
Wholly repayable within five years	40	—
Finance leases	25	31
	9,641	14,391
Less: Borrowing costs capitalised in properties under development (a)	(1,938)	(5,660)
	7,703	8,731

(a) Borrowing costs were capitalised at rates ranging from 5.04% to 6.44% (2001: 5.17% to 9.61%) per annum.

6. **Taxation**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2001: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax		
Provision for the year	—	—
(Over-)/under-provision in prior years	(338)	544
Overseas taxation	1,680	13,400
Deferred taxation *(see Note 25)*	(979)	—
	363	13,944

7. **Loss attributable to shareholders**

Consolidated loss attributable to shareholders includes a loss of approximately HK$95,633,000 (2001: HK$387,924,000) which has been dealt with in the accounts of the Company.

8. **Dividends**

The directors do not recommend the payment of a dividend for the year ended 31st December, 2002 (2001: Nil).

9. **Loss per share**

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately HK$136,854,000 (2001: HK$373,734,000) and the weighted average number of 772,181,783 shares (2001: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

10. **Staff costs**

	2002	**2001**
	HK$'000	*HK$'000*
Excluding directors' emoluments:		
Wages	54,251	64,131
Unutilised annual leave	1,470	—
Pension costs — defined contribution plans	1,338	1,923
	57,059	66,054

11. **Directors' and senior executives' emoluments**

(a) ***Directors' emoluments***

The aggregate amount of emoluments payable to directors of the Company during the year are as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Executive directors		
Fees	200	—
Salaries and allowances	5,489	4,056
Bonus	150	351
Pension scheme contributions	20	—
Independent non-executive directors		
Fees	1,107	510
	6,966	4,917

During the year, no emoluments were paid by the Group to the directors as an induction to join or as compensation for loss of office.

An analysis of the emoluments of the directors by number of directors and emoluments range is as follows:

	2002	2001
Nil to HK$1,000,000	6	3
HK$1,000,001 — HK$1,500,000	—	—
HK$1,500,001 — HK$2,000,000	1	1
HK$2,000,001 — HK$2,500,000	1	1
	8	5

(b) ***Five highest-paid individuals***

The five highest-paid individuals included two (2001: two) executive directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other three (2001: three) individuals are as follows:

	2002	2001
	HK$'000	*HK$'000*
Salaries and allowances	5,560	5,563
Pension scheme contributions	321	391
	5,881	5,954

The range of the emoluments of the other three (2001: three) highest-paid individuals is as follows:

	2002	2001
HK$1,000,001 — HK$1,500,000	1	—
HK$1,500,001 — HK$2,000,000	1	2
HK$2,000,001 — HK$2,500,000	—	—
HK$2,500,001 — HK$3,000,000	—	1
HK$3,000,001 or above	1	—
	3	3

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

12. Fixed assets

(a) The Group's movements in fixed assets during the year are as follows:

	Investment properties HK$'000	Land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1st January, 2002	233,300	40,611	11,070	15,676	18,119	7,795	326,571
Additions	—	—	131	239	818	608	1,796
Reclassification	10,100	(10,100)	—	—	(409)	409	—
Write-down for transfer to investment properties	(1,262)	—	—	—	—	—	(1,262)
Transfer to properties held for sale	—	(5,075)	—	—	—	—	(5,075)
Transfer from construction in progress	—	—	—	20	—	—	20
Revaluation deficit	(27,378)	—	—	—	—	—	(27,378)
Disposals	—	(1,314)	—	(248)	(896)	(1,404)	(3,862)
Exchange adjustments	—	—	—	—	—	(3)	(3)
At 31st December, 2002	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Analysis of cost or valuation is as follows:							
At cost	—	24,122	11,201	15,687	17,632	7,405	76,047
At professional valuation — 2002	214,760	—	—	—	—	—	214,760
	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Accumulated depreciation and impairment losses							
At 1st January, 2002	—	8,207	7,876	11,244	14,304	6,358	47,989
Charge for the year	—	805	997	1,303	1,163	578	4,846
Reclassification	1,262	(1,262)	—	—	(122)	122	—
Write-back for transfer to investment properties	(1,262)	—	—	—	—	—	(1,262)
Transfer to properties held for sale	—	(2,906)	—	—	—	—	(2,906)
Write-down for impairment loss	—	7,046	351	477	1,050	470	9,394
Disposals	—	(822)	—	(222)	(558)	(1,404)	(3,006)
At 31st December, 2002	—	11,068	9,224	12,802	15,837	6,124	55,055
Net book value							
At 31st December, 2002	214,760	13,054	1,977	2,885	1,795	1,281	235,752
At 31st December, 2001	233,300	32,404	3,194	4,432	3,815	1,437	278,582

(b) The net book value of fixed assets held under finance leases amounted to approximately HK$211,000 (2001: HK$240,000).

(c) The carrying amounts of investment properties and land and buildings are analysed as follows:

	Investment properties		Land and buildings	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
In Hong Kong				
Long-term leases				
(over 50 years)	210,900	229,300	3,530	12,925
Medium-term leases				
(10-50 years)	—	—	4,172	9,791
In the PRC				
Long-term leases				
(over 50 years)	3,860	4,000	—	619
Medium-term leases				
(10-50 years)	—	—	5,352	7,565
Outside Hong Kong and the PRC				
Freehold	—	—	—	1,504
	214,760	233,300	13,054	32,404

(d) The investment properties were revalued at 31st December, 2002 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis. Revaluation deficit of approximately HK$27,378,000 (2001: HK$36,500,000) has been charged to the profit and loss account.

(e) Investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000) are mortgaged as collateral for the Group's banking facilities *(see Note 30)*.

13. Investments in subsidiaries

	Company 2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	695,296	695,296
Less: Provision for impairment in value	(695,296)	(695,296)
	—	—
Loans to subsidiaries (a)	100,141	99,861
Less: Provision for loans to subsidiaries (a).	(99,802)	(87,947)
	339	11,914
Amounts due from subsidiaries (b)	931,941	847,537
Less: Provision for amounts due from subsidiaries (b)	(512,055)	(438,082)
	419,886	409,455
	420,225	421,369

(a) The loans to subsidiaries are unsecured, bearing interest at commercial lending rates and are repayable on demand. The directors are of the opinion that the recoverability of a significant portion of the loans to subsidiaries is in doubt. At 31st December, 2002, a provision of HK$99,802,000 (2001: HK$87,947,000) was made for the outstanding loans.

(b) The amounts due from subsidiaries are unsecured and non-interest bearing and are repayable on demand. The directors are of the opinion that the recoverability of a substantial portion of the outstanding receivables is in doubt. At 31st December, 2002, a provision of HK$512,055,000 (2001: HK$438,082,000) was made for the outstanding balances.

(c) The directors are of the opinion that the underlying values of the subsidiaries are not less than their carrying values at 31st December, 2002.

(d) The following is a list of the principal subsidiaries as at 31st December, 2002:

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity: Group's effective holding	Percentage of equity: Directly held by the Company	Percentage of equity: Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	100	—	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	100	—	100	Property investment
Condo Construction Engineering Co., Ltd. (ii)	PRC	US$2,000,000	52	—	52	Installation of aluminium window cases and curtain walls
Condo Curtain Wall Company Limited	Hong Kong/ Hong Kong, Macau and PRC	750,000 shares of HK$1 each	52	—	52	Design and installation of curtain walls and aluminium window cases
Condo Engineering (China) Limited	Hong Kong/PRC	600,000 shares of HK$1 each	52	—	52	Investment holding and installation of aluminium window cases and curtain walls
Dongguan Bridgman Fire Doors Limited (iii)	PRC	RMB12,062,711	52	—	52	Manufacturing of fire doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	52	—	52	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	52	—	52	Investment holding
Fantasia Venture Limited	British Virgin Islands/PRC	1 share of US$1	100	—	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	100	—	100	Security trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	—	100	Property investment
Guangzhou Panyu City Jia Jun Chemical Company Limited	PRC	RMB500,000	100	—	100	Manufacturing of oil and chemical products
Jaeger Development Limited	British Virgin Islands	1 share of US$1	100	—	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	100	—	100	Manufacturing and trading of oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	100	—	100	Investment holding
Jaeger Trading (Overseas) Limited	Island of Nevis	2 shares of IR£1 each	100	—	100	Provision of agency and consultancy services
Karman Industries Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Securities trading
King Life Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Provision of financing for other group companies
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	100	—	Provision of financing for other group companies
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	100	—	Investment holding

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Pedviking Pty. Limited	Australia	250 shares of A$1 each	100	—	100	Property development
Polycrown Construction Engineering Limited	PRC	US$5,000,000	51	—	51	Electrical and mechanical engineering works
Polycrown Engineering (Holdings) Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	51	—	51	Investment holding
Polycrown Engineering Limited	Hong Kong	1,000,000 shares of HK$0.01 each and 1,000,000 non-voting deferred shares of HK$1 each	51	—	51	Electrical and mechanical engineering works
Polycrown International Engineering Limited Inc.	Republic of Panama	500 shares of US$1 each	51	—	51	Trading, marketing and design
Rich Reward Limited	Samoa/Norway	1 share of US$1	100	—	100	Investment holding
Shanghai Jin Qiao Condo Decoration Engineering Company Limited (iv)	PRC	US$2,040,000	47	—	47	Trading and installation of aluminium window cases and curtain walls
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property management
Top Gain Properties Limited	Hong Kong/PRC	2 shares of HK$1 each	100	—	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	100	—	100	Property investment
Wellstep Management Limited	British Virgin Islands/ Hong Kong	30,000 shares of US$1 each	52	—	52	Investment holding
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	100	—	100	Securities trading
Zhuhai (Oriental) Blue Horrison Properties Company Limited (v)	PRC	RMB44,000,000	80	—	80	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31st December, 2002.

(ii) Condo Construction Engineering Co., Ltd. ("Condo Construction") is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 30 years extending to 2027. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB300,000 to the Chinese joint venture partner. The Group is entitled to share all the profits/losses of Condo Construction after the distribution to the Chinese joint venture partner. The method of distribution of the assets of Condo Construction at the end of the joint venture period is subject to the negotiation between both joint venture partners.

(iii) Dongguan Bridgman Fire Doors Limited ("Dongguan Bridgman") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB60,000 to the Chinese joint venture partner. The Group is entitled to share all the profit/loss of Dongguan Bridgman after the distribution to the Chinese joint venture partner.

(iv) Shanghai Jin Qiao Condo Decoration Engineering Company Limited is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 15 years extending to 2008.

(v) Zhuhai (Oriental) Blue Horrison Properties Company Limited is a Sino-foreign equity joint venture established in the PRC with an operating period of 8 years extending to 2007.

(e) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

14. Non-trading securities

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Equity securities:		
Listed, at fair value		
In Hong Kong	16,560	22,115
Overseas	—	12,504
	16,560	34,619
Unlisted, at cost (a)	243,600	243,600
Less: Provision for impairment in value	(243,600)	(243,600)
	—	—
	16,560	34,619
Quoted market value of listed securities	16,560	34,619

90

(a) As at 31st December, 2002, the Group held approximately 15.3 per cent (2001: 15.3 per cent) of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of Hong Kong Special Administrative Region ("HKSAR") against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12th June, 2000, all the financial information of GBFE was withheld by the liquidator. In the opinion of the directors, the original investment cost of GBRE of approximately HK$243,600,000 is considered not recoverable and accordingly, a full provision was made.

15. Other assets

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Transferrable debentures	1,492	1,492	1,492	1,492
Others	834	781	—	—
	2,326	2,273	1,492	1,492

16. Inventories

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Manufacturing and trading (a)		
Raw materials	7,007	12,380
Work in progress	1,052	8,675
Finished goods	9,529	12,897
	17,588	33,952
Less: Provision for inventory obsolescence	(6,842)	(6,170)
	10,746	27,782
Properties under development — located in the PRC (b)	215,772	211,719
Properties held for sale	2,709	6,986
Machinery held for sale	4,713	4,713
Less: Provision for net realisable value	(4,213)	(3,714)
	500	999
	229,727	247,486

(a) Certain inventories are held under trust receipt loans arrangement *(see Note 30)*.

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

17. **Amounts due from/to minority investors**

The balances with the minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

18. **Trade and other receivables**

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and contract receivables, net (a)	70,986	113,207	—	—
Retention receivables *(see Note 19)*	18,313	24,767	—	—
Deposits	7,820	3,753	6,335	—
Prepayments	1,260	918	221	83
Others	4,833	7,818	484	963
	103,212	150,463	7,040	1,046

(a) The aging analysis of trade and contract receivables is as follows:

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
0 — 30 days	44,804	32,964
31 — 60 days	12,435	26,630
61 — 90 days	5,045	12,917
Over 90 days	94,862	119,825
	157,146	192,336
Less: Provision for bad and doubtful debts	(86,160)	(79,129)
	70,986	113,207

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

19. **Construction contracts in progress**

	Group 2002 HK$'000	Group 2001 HK$'000
Contract costs incurred plus attributable profits less foreseeable losses to date	1,211,952	1,575,888
Less: Progress billings to date	(1,226,244)	(1,574,225)
	(14,292)	1,663
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	13,055	33,877
Gross amounts due to customers for contract work	(27,347)	(32,214)
	(14,292)	1,663

As at 31st December, 2002, retentions held by customers for contract work included in long-term retention receivables and trade and other receivables of the Group under Note 18 amounted to HK$3,488,000 (2001: Nil) and HK$18,313,000 (2001: HK$24,767,000) respectively.

20. **Trading securities**

	Group 2002 HK$'000	Group 2001 HK$'000
At fair value :		
Equity securities listed in Hong Kong	7,738	4,297
Equity securities listed overseas	12,905	—
Investment fund unlisted	—	15,564
	20,643	19,861
Quoted market value of listed securities	20,643	4,297

93

21. Cash and bank deposits

	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
Deposits with banks (a)	210,514	279,155	168,320	216,540
Cash on hand	126	305	—	—
	210,640	279,460	168,320	216,540

(a) As at 31st December, 2002, a bank deposit of the Company of approximately HK$11,717,000 (2001: HK$36,000,000) was frozen by a bank due to a dispute with the bank. The directors are of the opinion that at least approximately HK$7,017,000 will be released by the bank to the Company. As such, a provision of approximately HK$4,700,000 has been made for the remaining balance.

22. Trade and other payables

	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
Trade, bills and contract payables (a)	121,181	130,909	85	89
Retention payables	7,590	9,971	—	—
Land cost payable	—	28,285	—	—
Accruals and payable for construction costs	33,061	31,055	3,355	2,578
Provisions (b)	7,028	7,236	96,817	98,260
Temporary receipts	5,016	3,749	—	—
Rental deposits received	1,557	922	—	—
Others	15,277	9,858	—	—
	190,710	221,985	100,257	100,927

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group 2002 HK$'000	Group 2001 HK$'000
0 — 30 days	28,893	22,403
31 — 60 days	2,085	9,089
61 — 90 days	2,182	7,500
Over 90 days	88,021	91,917
	121,181	130,909

94

(b) *Provisions*

	Group		
	Provision in respect of contract work	Others	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1st January, 2002	7,028	208	7,236
Less: Amounts utilised	—	(208)	(208)
At 31st December, 2002	7,028	—	7,028

Provision in respect of contract work represents claims served against the Group by subcontractors and other third parties in respect of certain contract work.

	Company
	Provision for bank guarantee
	HK$'000
At 1st January, 2002	98,260
Less: Unused amounts reversed	(1,443)
At 31st December, 2002	96,817

The amount represents provisions made for corporate guarantees provided by the Company to various banks in respect of banking facilities extended to certain subsidiaries.

23. Short-term borrowings

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Bank overdrafts, secured	67,444	76,162
Trust receipt bank loans, secured	26,024	31,647
Bank loans, secured	26,526	60,089
Current portion of long-term borrowings *(see Note 24)*	11,050	36,733
Loan from a minority investor (a)	3,320	—
	134,364	204,631

(a) The balance is unsecured, bearing interest at 5.31% per annum and is repayable in next year.

24. Long-term borrowings

	Group 2002 HK$'000	Group 2001 HK$'000
Loans (a)		
Unsecured	—	1,666
Secured	10,881	38,191
	10,881	39,857
Obligations under finance leases (b)	227	250
	11,108	40,107
Current portion of long-term borrowings *(see Note 23)*	(11,050)	(36,733)
	58	3,374

The analysis of the Group's long-term borrowings is as follows:

	2002 HK$'000	2001 HK$'000
Bank loans		
Wholly repayable within five years	10,881	37,434
Not wholly repayable within five years	—	757
	10,881	38,191
Loans from minority investors and obligations under finance leases		
Wholly repayable within five years	227	250
Not wholly repayable within five years	—	1,666
	227	1,916
	11,108	40,107

(a) At 31st December, 2002, the Group's bank loans and other borrowings (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Loans from minority investors	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	10,881	36,617	—	—
In the second year	—	193	—	—
In the third to fifth year	—	624	—	—
After the fifth year	—	757	—	1,666
	10,881	38,191	—	1,666

(b) At 31st December, 2002, the Group's finance lease liabilities were repayable as follows:

	2002	2001
	HK$'000	*HK$'000*
Within one year	192	136
In the second to fifth year	64	159
	256	295
Future finance charges on finance leases	(29)	(45)
Present value of finance lease liabilities	227	250

The present value of finance lease liabilities are as follows:

Within one year	169	116
In the second to fifth year	58	134
	227	250

25. Deferred tax assets

	Group 2002 HK$'000	Group 2001 HK$'000
At 1st January	—	—
Transfer from profit and loss account *(see Note 6)*	979	—
At 31st December	979	—
In respect of:		
Tax losses	979	—

Potential deferred tax assets for which no provision has been made in the accounts comprise:

	Group 2002 HK$'000	Group 2001 HK$'000
Accelerated depreciation allowance	(205)	58
Tax losses	62,311	57,454
	62,106	57,512

The above potential deferred tax assets/(liabilities) have not been recognised in the accounts as it is not certain whether the assets can be crystallised in the foreseeable future.

26. Share capital

	2002 No. of Shares ('000)	2002 Amount HK$'000	2001 No. of Shares ('000)	2001 Amount HK$'000
Authorised:				
Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

27. **Reserves**

(a) ***Group***

Movements in the reserves during the year are as follows:

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January, 2001	409,738	601,574	769	(18,693)	(77,890)	915,498
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	(1,397)	(1,397)
Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	—	—	18,693	—	18,693
Realisation of contributed surplus on liquidation of a subsidiary	—	(159)	—	—	—	(159)
Loss for the year	—	—	—	—	(373,734)	(373,734)
At 31st December, 2001	409,738	601,415	769	—	(453,021)	558,901
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	153	153
Deficit on revaluation of non-trading securities	—	—	—	(360)	—	(360)
Loss for the year	—	—	—	—	(136,854)	(136,854)
At 31st December, 2002	409,738	601,415	769	(360)	(589,722)	421,840

(b) ***Company***

Movements in the reserves during the year are as follows:

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January, 2001	409,738	575,220	769	(21,333)	964,394
Loss for the year	—	—	—	(387,924)	(387,924)
At 31st December, 2001	409,738	575,220	769	(409,257)	576,470
Loss for the year	—	—	—	(95,633)	(95,633)
At 31st December, 2002	409,738	575,220	769	(504,890)	(480,837)

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19th November, 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31st December, 2002, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$71,099,000 (2001: HK$166,732,000).

28. Pension obligations

The Group operates a defined contribution pension scheme and a Mandatory Provident Fund (the "MPF") for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees (the "Employees") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 30% and 90% after completing three to nine years of service from the date of joining the Group.

With the introduction of the MPF, a defined contribution scheme managed by independent trustees, by the Government of the HKSAR on 1st December, 2000, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees.

The Group's contributions are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Forfeited contributions totalling HK$519,000 (2001: HK$507,000) were utilised during the year leaving HK$51,000 (2001: HK$86,000) available at the year end to reduce future contributions.

All the PRC employees of the Group are entitled to a monthly pension payable by an independently managed retirement plan sponsored by the PRC government. The individual pension is calculated according to the applicable formula specified in the insurance policies of the plan. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary.

29. Notes to the consolidated cash flow statement

(a) *Reconciliation of loss before taxation to net cash from/(used in) operations*

	Note	2002 *HK$'000*	2001 *HK$'000*
Loss before taxation		(136,225)	(382,803)
Interest income		(6,041)	(24,509)
Interest expense		7,703	8,731
Depreciation		4,846	6,580
Loss on revaluation of investment properties		27,378	36,500
Impairment loss of fixed assets		9,394	7,543
(Gain)/loss on disposal of fixed assets		(959)	100
Gain on liquidation of a subsidiary	29(b)	—	(200)
Dividend income from listed investments		(1,058)	(885)
Provision for impairment in value of non-trading securities		—	140,047
Provision for inventory obsolescence and net realisable value		1,171	5,236
Write-back of provision for net realisable value of land held for sale		—	(409)
Provision for net realisable value of machinery held for sale		—	3,714
Provision for loan to intermediate holding company		—	23,803
Provision for bad and doubtful debts (excluding a sundry debtor)		7,031	47,744
Provision for bad and doubtful debt — a sundry debtor		—	20,000
Provision for gross amounts due from customers for contract work		347	11,935
Realised gain on disposal of trading securities		(354)	—
Unrealised gain on revaluation of trading securities		(1,319)	(1,011)
Provision for PRC tax		—	5,111
Operating loss before working capital changes		(88,086)	(92,773)
Increase in retention receivables		(3,488)	—
Increase in other assets		(53)	(436)
Decrease/(increase) in inventories		20,695	(51,302)
Decrease in loan to intermediate holding company		—	3,298
Increase in amounts due from fellow subsidiaries		(39)	(337)
Decrease in amounts due from minority investors		5,478	2,645
Decrease in trade and other receivables		40,220	33,540
Decrease in gross amounts due from/to customers for contract work		15,608	75,626
Decrease/(increase) in pledged deposits		30,994	(14,082)
Decrease/(increase) in frozen deposits		28,983	(36,000)
Decrease in amount due to intermediate holding company		(3)	(1,699)
Increase/(decrease) in amounts due to minority investors		589	(11,277)
Decrease in trade and other payables		(34,289)	(6,793)
Increase in other liabilities		638	186
Exchange adjustments		3	8
Cash generated from/(used in) operations		17,250	(99,396)

(b) ***Liquidation of a subsidiary in 2001***

		Note	2001 HK$'000
Cash consideration received		*29(c)*	—
Less:	Net liabilities disposed of		
	Trade and other receivables		651
	Cash and bank deposits		62
	Trade and other payables		(787)
			(74)
Add:	Minority interests		(33)
	Realisation of contributed surplus		159
			126
Gain on liquidation of a subsidiary		*29(a)*	200

(c) ***Analysis of net outflow of cash and bank deposits in respect of the liquidation of a subsidiary***

	Note	2001 HK$'000
Net cash consideration received	*29(b)*	—
Cash and bank deposits disposed		(62)
		(62)

(d) ***Analysis of changes in financing during the year***

	Short-term and long-term borrowings* *HK$'000*	Minority interests *HK$'000*
At 1st January, 2001	182,266	58,684
New borrowings	57,692	—
Repayment of borrowings	(139,762)	—
Share of loss by minority investors	—	(23,013)
Capital contribution from a minority investor	—	312
Increase arising from liquidation of a subsidiary	—	33
At 31st December, 2001	100,196	36,016
New borrowings	3,416	—
Repayment of borrowings	(61,002)	—
Transfer to amounts due to minority investors	(1,656)	(2,248)
Share of profit by a minority investor	—	266
Share of exchange differences on translation of the accounts of foreign subsidiaries	—	38
At 31st December, 2002	40,954	34,072

* Short-term and long-term borrowings above exclude bank overdrafts and trust receipt bank loans.

(e) ***Cash and cash equivalent***

	2002 *HK$'000*	2001 *HK$'000*
Cash and bank deposits (excluding frozen deposits)	203,623	243,460
Bank overdrafts, secured	(67,444)	(76,162)
Trust receipt bank loans, secured	(26,024)	(31,647)
	110,155	135,651

30. Banking facilities

The Group's aggregate banking facilities as at 31st December, 2002 were approximately HK$163,823,000 (2001: HK$292,636,000), of which the unused facilities as at the same date amounted to approximately HK$9,251,000 (2001: HK$51,434,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$101,604,000 (2001: HK$132,598,000) and of the Company of approximately HK$56,574,000 (2001: HK$114,168,000);

(b) certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

31. **Commitments**

(a) Capital commitments of the Group outstanding at 31st December, 2002 were as follows:

	2002	2001
	HK$'000	*HK$'000*
Contracted but not provided for		
Purchase of property, plant and equipment	—	155
Properties under development	142,385	137,485
	142,385	137,640

At 31st December, 2002, the Company did not have any outstanding capital commitments (2001: Nil).

(b) At 31st December, 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2002	2001
	HK$'000	*HK$'000*
Total future minimum lease payments payable:		
Within one year	3,182	3,410
After one year but within five years	6,149	2,123
After five years	4,587	7,720
	13,918	13,253

At 31st December, 2002, the Company did not have any operating lease commitments (2001: Nil).

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to five years, with an option to renew the leases when all terms are renegotiated. None of the leases includes contingent rentals.

At 31st December, 2002, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2002	2001
	HK$'000	*HK$'000*
Not later than one year	10,043	11,643
Later than one year and not later than five years	8,786	7,244
	18,829	18,887

At 31st December, 2002, the Company did not have any commitments for lease receipts (2001: Nil).

32. Contingent liabilities

At 31st December, 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of obligations arising from the associated construction contracts amounting to approximately HK$15,840,000 (2001: HK$92,754,000).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately HK$106,900,000 (2001: HK$255,103,000). As at 31st December, 2002, the Company had a total provision of approximately HK$96,817,000 (2001: HK$98,260,000) in respect of such corporate guarantees in the Company's accounts *(see Note 22(b))*.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has tax obligations which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The directors are of the opinion that this matter will not have any significant financial impact to the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12,440,000 (2001: HK$12,440,000) in aggregate in respect of certain contract works and no provision has been made by the Group. The directors are of the opinion that this matter will not have significant financial impact to the Group.

33. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The Group had the following material transaction with a related party:

	2002	2001
	HK$'000	*HK$'000*
Sharing of administrative costs of intermediate holding company	626	2,863

The directors consider that the above transaction with the related party was carried out on normal commercial terms and in the ordinary and normal course of business of the Group.

(b) The balances with intermediate holding company and fellow subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

34. **Loans to subsidiaries**

	Company	
	2002	**2001**
	HK$'000	*HK$'000*
Loans to subsidiaries	18,489	—
Less: provision for loans to subsidiaries	(13,823)	—
	4,666	—

The loans to subsidiaries are unsecured, bear interest at commercial loading rates and repayable in next year. The directors are of the opinion that the recoverability of a substantial portion of the loans to subsidiaries is in doubt. At 31st December, 2002, a provision of HK$13,823,000 (2001: Nil) was made for the outstanding loan.

35. **Ultimate holding company**

The directors consider the ultimate holding company to be China Nonferrous Metals Holdings (Cook Islands) Limited, a company incorporated in the Cook Islands, which was previously ultimately held by the State Nonferrous Metals Industry Administration ("SNMIA"), a governmental organization responsible for the regulation and administration of the nonferrous metals industry in the PRC. Pursuant to a notice promulgated by the State Economic and Trade Commission of the PRC on 19th February, 2001, SNMIA was removed in the course of restructuring of the nonferrous metals industry in the PRC.

The High Court of the HKSAR issued an order for the winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), an intermediate holding company and the controlling shareholder of the Company for the time being, on 8th May, 2002 and ordered that John Lees and Desmond Chiong be appointed as liquidators of CNMG on 19th June, 2002. The Company has not been informed by the liquidators of any material development of CNMG which may have a significant impact to the Company.

36. **Subsequent events**

As at the date of this report, certain trade creditors had presented winding-up petitions against two non-wholly owned subsidiaries of the Company, Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), on the ground that they failed to settle their trade debts amounting to approximately HK$9,006,000, together with interest and other costs. The court adjourned the hearings to 28th April, 2003. CCW and CEC are now in the process of proposing debt restructuring plans to their creditors, which require the financial support from the Company.

Included in the short-term borrowings of the Group of HK$134,364,000 as at 31st December, 2002 was an amount of HK$49,067,000 (the "Bank Indebtedness") borrowed by CCW and CEC. Triggered by the above winding-up petitions, CCW and CEC received a demand letter from a bank creditor (the "Bank Creditor") demanding for the repayment of the Bank Indebtedness and accrued interest, totalling approximately HK$49,710,000. The Company, as a guarantor providing guarantee to the Bank Indebtedness, also received a demand letter from the Bank Creditor demanding for the payment of HK$45,000,000, being part of the Bank Indebtedness. The Company settled the amount of HK$45,000,000 together with interest subsequently. At 31st December, 2002, the Company had made a full provision for the amount of the above corporate guarantee provided *(see Note 22(b))*. Apart from the settlement of the Bank Indebtedness, the directors believe that the winding-up petitions will not have a significant financial impact to the Group.

37. **Approval of accounts**

The accounts were approved by the Board of Directors on 24th April, 2003.

INTERIM FINANCIAL INFORMATION

Set out below is an extract from the interim report of the Company for the six months ended 30th June, 2003 which was published on 19th September, 2003.

Condensed Consolidated Profit and Loss Account

For the six months ended 30th June, 2003

	Note	Six months ended 30th June, 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
TURNOVER	2	92,408	123,022
Cost of sales		(70,101)	(107,839)
GROSS PROFIT		22,307	15,183
Other revenues		4,623	6,612
Distribution costs		(5,384)	(1,216)
Administrative expenses		(39,430)	(63,620)
Other operating expenses		(1,087)	(1,004)
Loss on revaluation of investment properties		(17,390)	(10,000)
Gain on liquidation of a subsidiary		339	—
Provision for loan to intermediate holding company		—	(331)
LOSS FROM OPERATIONS	3	(36,022)	(54,376)
Finance costs		(3,469)	(3,502)
LOSS BEFORE TAXATION		(39,491)	(57,878)
Taxation	5	(146)	(1,000)
LOSS AFTER TAXATION		(39,637)	(58,878)
Minority interests		(779)	376
NET LOSS FOR THE PERIOD		(40,416)	(58,502)
Basic loss per share *(HK cents)*	7	(5.23)	(7.58)

Condensed Consolidated Balance Sheet

As at 30th June, 2003

	Note	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	216,545	235,752
Non-trading securities		28,080	16,560
Deferred tax assets		910	979
Retention receivables		4,123	3,488
Other assets		1,683	2,326
		251,341	259,105
Current assets			
Inventories	9	231,983	229,727
Amounts due from fellow subsidiaries		—	80
Amounts due from minority investors		1,898	1,898
Trade and other receivables	10	66,255	103,212
Gross amounts due from customers for contract work		21,379	13,055
Trading securities		9,231	20,643
Pledged deposits		71,326	101,604
Cash and bank deposits	11	216,157	210,640
		618,229	680,859
Current liabilities			
Amount due to intermediate holding company	16(b)	3	3
Amount due to minority investors		14,667	13,753
Trade and other payables	12	183,089	190,710
Gross amounts due to customers for contract work		25,962	27,347
Taxation payable		35,320	34,433
Short-term borrowings		98,861	134,364
		357,902	400,610
Net current assets		260,327	280,249
Total assets less current liabilities		511,668	539,354

	Note	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Financed by:			
Share capital	13	77,218	77,218
Reserves		392,829	421,840
Shareholders' funds		470,047	499,058
Minority interests		34,871	34,072
Non-current liabilities			
Long-term borrowings		—	58
Amounts due to minority investors		3,742	2,944
Other liabilities		3,008	3,222
		6,750	6,224
		511,668	539,354

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2003

	(Unaudited)						
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January, 2003	77,218	409,738	601,415	769	(360)	(589,722)	499,058
Surplus on revaluation of non-trading securities	—	—	—	—	11,520	—	11,520
Exchange difference on translation of the accounts of foreign subsidiaries	—	—	—	—	—	(115)	(115)
Loss for the period	—	—	—	—	—	(40,416)	(40,416)
At 30th June, 2003	77,218	409,738	601,415	769	11,160	(630,253)	470,047
At 1st January, 2002	77,218	409,738	601,415	769	—	(453,021)	636,119
Surplus on revaluation of non-trading securities	—	—	—	—	9,443	—	9,443
Loss for the period	—	—	—	—	—	(58,502)	(58,502)
At 30th June, 2002	77,218	409,738	601,415	769	9,443	(511,523)	587,060

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2003

	Six months ended	
	30th June, 2003	**30th June, 2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Net cash from operating activities	24,268	36,127
Net cash from investing activities	18,567	506
Net cash used in financing activities	(1,065)	(50,181)
Increase (Decrease) in cash and cash equivalents	41,770	(13,548)
Cash and cash equivalents at beginning of period	110,155	135,651
Cash and cash equivalents at end of period	151,925	122,103
Cash and cash equivalents:		
Cash and bank deposits (excluding a frozen deposit)	209,140	218,353
Bank overdrafts	(53,932)	(70,587)
Trust receipt bank loans	(3,283)	(25,663)
	151,925	122,103

NOTES TO ACCOUNTS

1. **Basis of preparation and accounting policies**

The interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policy to comply with SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January, 2003.

On adoption of the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of this standard has had no material effect on the results for the prior accounting periods. Accordingly, no prior period adjustment is required.

2. **Segment information**

(a) ***Business segments***

The Group's operations comprise the following main business segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

112

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30th June,													
	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Securities investment and trading		Elimination		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE														
Sales to external customers	54,825	85,971	28,344	27,018	5,622	5,017	—	5,016	3,617	—	—	—	92,408	123,022
Inter-segment sales	—	—	1,069	21,668	—	—	—	—	—	—	(1,069)	(21,668)	—	—
	54,825	85,971	29,413	48,686	5,622	5,017	—	5,016	3,617	—	(1,069)	(21,668)	92,408	123,022
RESULT														
Segment result	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	—	—	(25,080)	(47,005)
Unallocated corporate expenses, net													(10,942)	(7,371)
Loss from operations													(36,022)	(54,376)
Finance costs													(3,469)	(3,502)
Taxation													(146)	(1,000)
Minority interests													(779)	376
Loss attributable to shareholders													(40,416)	(58,502)

(b) ***Geographical segments***

The Group's business is managed on a worldwide basis, but it takes place in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("China") are the major markets for all the Group's business, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

Segment turnover is based on the geographical locations of the customers.

	Six months ended 30th June,									
	Hong Kong & Macau		China		Australia		Southeast Asian countries		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	59,250	76,100	33,000	41,723	—	5,016	158	183	92,408	123,022
Loss (Profit) from operations	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3. Loss from operations

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30th June, 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Depreciation on:		
Owned property, plant and equipment	1,458	2,239
Leased property, plant and equipment	83	129
Loss (Gain) on disposal of property, plant and equipment	40	(1,103)
Provision for liquidation fees of subsidiaries	4,877	—
Operating leases rental	1,681	1,617
Provision for bad and doubtful debts	2,143	9,371
Exchange gains	(5,669)	(3,153)
Unrealised gain on revaluation of trading securities	(1,802)	(656)
Gross rental and management fee income from investment properties	(5,622)	(5,017)

4. Staff costs

	Six months ended 30th June, 2003 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*
Including emoluments of the Directors of the Company:		
Salaries and wages	18,841	34,600
Pension costs — defined contribution plans	745	862
(Reversal of provision for) Provision for long service payment	(39)	1,903
	19,547	37,365

The decrease in staff costs was mainly due to the decline in the staff force as a result of the reduction in the size of operations of Condo Group and Polycrown Group.

5. **Taxation**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit during the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
The charges comprise:		
Hong Kong profits tax	—	—
Overseas taxation	146	1,000
	146	1,000

6. **Dividend**

The Directors of the Company have resolved not to make payment of an interim dividend for the six months ended 30th June, 2003 (30th June, 2002: Nil).

7. **Loss per share**

Basic loss per share is calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$40,416,000 (30th June, 2002: HK$58,502,000) and the weighted average number of 772,181,783 shares (30th June, 2002: 772,181,783 shares) in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares in existence during the six months ended 30th June, 2003.

8. **Property, plant and equipment**

	Six months ended 30th June, 2003 (Unaudited) *HK$'000*	Year ended 31st December, 2002 (Audited) *HK$'000*
Cost or valuation		
Beginning of period/year	290,807	326,571
Additions	1,064	1,796
Write-down for transfer to investment properties	—	(1,262)
Transfer to properties held for sale	—	(5,075)
Transfer from construction in progress	—	20
Revaluation deficit	(17,390)	(27,378)
Disposals	(1,490)	(3,862)
Exchange adjustments	—	(3)
End of period/year	272,991	290,807
Analysis of cost or valuation is as follows:		
At cost	75,621	76,047
At professional valuation (a)	197,370	214,760
	272,991	290,807
Accumulated depreciation and impairment losses		
Beginning of period/year	55,055	47,989
Charge for the period/year	1,541	4,846
Write-back for transfer to investment properties	—	(1,262)
Transfer to properties held for sale	—	(2,906)
Write-down for impairment loss	470	9,394
Disposals	(620)	(3,006)
End of period/year	56,446	55,055
Net book value		
End of period/year	216,545	235,752
Beginning of period/year	235,752	278,582

(a) The investment properties of the Group were valued at 30th June, 2003 as HK$197,370,000 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis.

9. **Inventories**

	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Manufacturing and trading stocks	10,288	10,746
Properties under development	218,986	215,772
Properties held for sale	2,709	2,709
Machinery held for sale	—	500
	231,983	229,727

10. **Trade and other receivables**

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
0 — 30 days	29,596	44,804
31 — 60 days	6,729	12,435
61 — 90 days	4,774	5,045
Over 90 days	6,442	8,702
	47,541	70,986

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

11. **Cash and bank deposits**

As at 30th June, 2003, included in cash and bank deposits was a net amount of approximately HK$7,017,000 (31st December, 2002: HK$7,017,000), represented the sum of principal and interest of a bank deposit net of the provision for irrecoverable portion, being frozen by a bank (the "Bank") due to a dispute with the Bank. On 14th August, 2003, a deed of compromise was entered into between the Company and the Bank to settle the dispute and such net amount was subsequently released by the Bank to the Company on 22nd August, 2003.

12. **Trade and other payables**

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
0 — 30 days	12,104	28,893
31 — 60 days	3,096	2,085
61 — 90 days	3,368	2,182
Over 90 days	51,845	88,021
	70,413	121,181

13. **Share capital**

	30th June, 2003 (Unaudited)		31st December, 2002 (Audited)	
	Number of shares *'000*	Amount *HK$'000*	Number of shares *'000*	Amount *HK$'000*
Authorised (ordinary shares of HK$0.1 each)	2,000,000	200,000	2,000,000	200,000
Issued and fully paid (ordinary shares of HK$0.1 each)	772,182	77,218	772,182	77,218

On 29th May, 2003, the Company adopted a new share option scheme and terminated the old share option scheme adopted by the Company on 30th September, 1993. During the six months ended 30th June, 2003, no options to subscribe for shares in the Company have been granted pursuant to both of the share option schemes. At 30th June, 2003, there were also no options outstanding.

14. **Capital commitments**

Capital commitments of the Group outstanding as at 30th June, 2003 were as follows:

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
Contracted but not provided for		
Properties under development	146,619	142,385

15. Contingent liabilities

At 30th June, 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank if arising from the performance bonds issued by the bank in respect of the Group's construction contract amounted to approximately HK$11,684,000 (31st December, 2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$106,900,000 (31st December, 2002: HK$106,900,000).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and China. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

(d) The Group has outstanding litigations with claims made by third parties of approximately HK$18,699,000 (31st December, 2002: HK$12,440,000) in respect of contract works and no provision has been made by the Group.

16. Related party transactions

(a) The Group had the following material transaction with a related party, which was carried out in the normal course of the Group's business. The amount was charged to the related party in the normal course of business at terms no less than those charged to and contracted with other third parties.

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Rental and management fee income from a fellow subsidiary	306	253

(b) Amount due to intermediate holding company is unsecured, non-interest bearing and has no fixed repayment term.

17. Subsequent events

On 8th September, 2003, an adjourned hearing was held at the High Court of Hong Kong (the "Court") and winding-up orders against Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), both are 52%-owned subsidiaries of the Company, respectively were made by the Court on the same date. The two banking facilities granted to CCW and CEC (as referred to in the Company's announcement dated 11th September, 2003 regarding the Debt Restructuring Proposals) with outstanding amounts of approximately HK$5 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45,833,000 to the relevant bank creditor on 1st April, 2003) and HK$7 million respectively have already been fully secured by either asset or cash deposit of the Group. The winding-up of CCW and/or CEC may result in the banks' realisation of the secured asset or cash deposit but is otherwise not expected to have any material adverse impact on the financial position of the Group.

PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following statement of unaudited pro forma adjusted consolidated net tangible assets of the Group is prepared based on the consolidated net tangible assets of the Group as stated in the audited consolidated accounts of the Group as at 31st December, 2002 and adjusted as follows:

	HK$'000
Audited consolidated net tangible assets as at 31st December, 2002	499,058
Add: Unaudited consolidated loss after taxation and minority interests for the six months ended 30th June, 2003	(40,416)
Surplus on revaluation of non-trading securities as at 30th June, 2003	11,520
Exchange differences on translation of the accounts of foreign subsidiaries	(115)
Adjusted consolidated net tangible assets as at 30th June, 2003	470,047
Pro forma adjustment resulted from the winding-up of Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC") *(Note 1)*	32,387
Unaudited pro forma adjusted consolidated net tangible assets of the Group as at the Latest Practicable Date	502,434
Unaudited pro forma adjusted consolidated net tangible assets per Share as at the Latest Practicable Date *(Note 2)*	HK$0.65

Notes:

1. As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the High Court of the Hong Kong Special Administrative Region (the "Court") on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have not been consolidated by the Group since the date of the winding-up orders.

2. The unaudited pro forma adjusted consolidated net tangible assets per Share is calculated based on 772,181,783 Shares in issue as at the Latest Practicable Date.

STATEMENT OF INDEBTEDNESS

Borrowings

As at the close of business on 30th September, 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Group had aggregate outstanding borrowings of approximately HK$85,572,000, comprising bank overdrafts of approximately HK$38,080,000, trust receipt bank loans of approximately HK$3,283,000, short-term loans from financial institutions of approximately HK$26,384,000, outstanding obligations under finance leases of approximately HK$89,000, amounts due to and short-term loans from minority investors of approximately HK$13,334,000 and HK$4,402,000 respectively.

Contingent liabilities

As at the close of business on 30th September 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, there were contingent liabilities in respect of the following:

The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries which amounted to approximately HK$55,035,000.

The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

The Group has outstanding litigation with claims made by third parties of approximately HK$1,504,000 in respect of contract works and no provision has been made by the Group.

Save as aforesaid and apart from intra-group liabilities and trade payables, neither the Company nor any of its subsidiaries at the close of business on 30th September, 2003 had any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debts securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptable credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Securities and charges

As at 30th September, 2003, the Group's aggregate banking facilities were approximately HK$81,256,000 which were secured by pledged fixed deposits of the Group of approximately HK$60,101,000, certain investment properties and land and buildings of the Group with an aggregate carrying amount of approximately HK$187,000,000 and corporate guarantees provided by the Company of approximately HK$55,035,000.

Material changes

The Directors have confirmed that, save as those set out in the "Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Group" in this Appendix, they are not aware of any material changes in the financial or trading position or prospects of the Group since 31st December, 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

捷利行測量師有限公司
DUDLEY SURVEYORS LIMITED

Chartered Surveyors • Valuers • Estate Agents
Auctioneers • Development Consultants
Property Management • N.T. Lands Matters

5th November, 2003

The Directors
ONFEM Holdings Limited
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Dear Sirs,

In accordance with your instructions to us to value the property interests of ONFEM Holdings Limited (referred to as the "Company") and its subsidiaries (with the exception of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited and their respective subsidiaries which consent from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates has been obtained by the Company pursuant to Rule 11.6 of the Code on Takeovers and Mergers and Share Repurchases) (together referred to as the "Group") in Hong Kong and the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the property interests of the Group as at 30th September, 2003 ("date of valuation").

Our valuation is our opinion of Open Market Value of the property interests which we would define as meaning "the best value at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that the owner sells the property interests in the open market without the benefit of a deferred terms contract, leaseback, joint ventures, management agreements or any similar arrangement which could serve to increase the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests and no forced sale situation in any manner is assumed in our valuation.

In valuing the properties in Groups 1, 2 and 3, which are held by the Group for occupation or investment in Hong Kong and the PRC, we generally have made reference to sales evidences as available on the market and where appropriate on the basis of capitalisation of the net income shown on schedules handed to us. We have allowed for outgoings and in appropriate cases made provisions for reversionary income potential. Properties which are held and occupied by the Group have been valued on the vacant possession basis.

Due to the specific purposes for which the building and structures of Property No. 9 in Group 3 have been constructed, there are no readily identifiable market comparables. Therefore the property cannot be valued by direct comparison. We have therefore valued the property on depreciated replacement costs basis which is based on the theoretical assumption that the capital value of the property is the costs of equivalent reinstatement as depreciated. We would define "depreciated replacement cost" for this purpose as our opinion of the aggregate of the open market value of the land in its existing use and our estimate of the new replacement costs of the buildings and other site works from which deductions are then made to allow for age, condition and functional obsolescence.

In valuing the property interest in Group 4 which is held for development and sales by the Group in the PRC, we have valued the property interest on the basis that the property interest will be developed and completed in accordance with the Group's latest development proposals provided to us. We have assumed that approvals for the proposals have been obtained. In arriving at our opinion of value, we have adopted the Direct Comparison Approach by making reference to comparable transactions in the locality and have also taken into account the construction costs that will be expended to complete the development to reflect the quality of the completed development. The "Completed Value when completed" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

In valuing the property interests in Groups 5 and 6 which are leased by the Group, we are of the opinion that they have no commercial value either because of their non-assignability in the open market or there are prohibitions against subletting and/or assignment contained in the respective leases and/or tenancy agreements or the lack of marketable and substantial profit rents.

In respect of the property interests held by the Group in Hong Kong, we have not been provided with copies of title documents relating to the properties but we have caused searches to be made at the relevant Land Registries. However, we have not inspected the original documents to verify the ownership or to ascertain the exercise of any amendment which does not appear on the copies of title documents obtained by us. We are not in position to advise you on the titles to the properties.

In respect of the properties held by the Group in the PRC, we have relied on the legal opinion issued by the Group's PRC legal advisers on the relevant laws and regulations in the PRC in relation to the Group's legal title to and the nature of the Group's interest in such properties as at the date of valuation. We have been provided with extracts of title documents, such as land use right certificates and/or building ownership certificates. However, we have not inspected the original documents to verify any amendments which may not appear on the copies of the extracts of title documents handed to us. We have relied to a considerable extent on information given by the Group and the opinion of the Group's PRC legal advisers. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and the legal opinion of the Group and/or its PRC legal advisers. We consider we have been provided with sufficient information to reach an informed view.

Our valuations have been prepared in accordance with the Hong Kong Guidance's Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors.

In valuing the property interests in Groups 3, 4 and 6, we have complied with all requirements contained in Practice Note No. 12 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") issued by Stock Exchange.

We have relied to a considerable extent on any information given by you and have accepted advice given to us on such matters as the properties to be valued, planning approvals or statutory notices, easements, tenure, occupation, tenancy schedule, rentals, site and floor areas, attributable interests and all other relevant matters. Dimensions, measurements and areas included in this valuation certificate are based on information contained in the documents and leases provided to us and are therefore approximations only. We have not at this stage verified the correctness of such areas so provided.

We have inspected the exteriors and where possible, the interiors of the properties. However, no structural survey has been carried out but, in the course of our inspection, we did not notice any serious defects. We are not, however, able to report that whether or not the properties are free from rot, infestation or any other structural defects, nor were any tests carried out on any of the services. Moreover, we have not carried out any investigation on site to determine the suitability of the ground conditions and the services etc. for any future redevelopment. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our report for any charges, mortgages or amounts owing on any property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all sums stated in our valuation are in Hong Kong dollars.

The exchange rate adopted in our valuation is HK$1=RMB1.06 and there has been no material fluctuation in exchange rates between our valuation date and the date of this valuation certificate.

Our summary of values and the valuation certificates are attached herewith.

Yours faithfully,
For and on behalf of
DUDLEY SURVEYORS LIMITED
Brian W. K. Li
Registered Professional Surveyor (GP)
B.Sc. (Est. Man.), MRICS, MHKIS
Director

Note: Mr. Brian W.K. Li is a Chartered Surveyor who has over 20 years' experience in undertaking valuation of properties in Hong Kong and has extensive experience in the valuation of properties in the PRC.

SUMMARY OF VALUES

Group 1 — Property interests held and occupied by the Group in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
1.	Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong	HK$1,600,000	100%	HK$1,600,000
2.	Unit 611 on 6th Floor, Block N, Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong	HK$1,460,000	100%	HK$1,460,000
	Sub-total:	**HK$3,060,000**		**HK$3,060,000**

Group 2 — Property interests held and occupied by the Group for investment in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
3.	Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	HK$4,170,000	100%	HK$4,170,000
4.	Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	HK$1,120,000	100%	HK$1,120,000
5.	Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	HK$1,500,000	100%	HK$1,500,000
6.	ONFEM Tower, No. 29 Wyndham Street, Central, Hong Kong	HK$187,000,000	100%	HK$187,000,000
	Sub-total:	**HK$193,790,000**		**HK$193,790,000**

Group 3 — Property interests held and occupied by the Group in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
7.	Flat A on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	HK$1,790,000	100%	HK$1,790,000
8.	Flat B on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	HK$1,790,000	100%	HK$1,790,000
9.	Land and Buildings and Structures located at Liao Wen Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	HK$4,750,000	52%	HK$2,470,000
	Sub-total:	**HK$8,330,000**		**HK$6,050,000**

Group 4 — Property interests held and occupied by the Group for development in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
10.	The proposed commercial and residential development "Haitian Garden" situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	HK$211,320,000	80%	169,056,000
	Sub-total:	**HK$211,320,000**		**HK$169,056,000**

Group 5 — Property interests leased by the Group in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
11.	18th Floor of China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong	No commercial value	100%	Nil
12.	Unit No. 5 on 16th Floor of Star Centre, Nos. 443-451 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	No commercial value	51%	Nil
13.	Unit G on 27th Floor of Block 1 of Vigor Industrial Building, Nos. 49-53 Ta Chuen Ping Street, Kwai Chung, New Territories, Hong Kong	No commercial value	51%	Nil
14.	Unit 5-9 and 18 on 13th Floor of Shatin Galleria, Nos. 18-24 Shan Mei Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
15.	Unit A on 4th Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil
16.	Carpark No. L5 on 1st Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil
17.	Lot No. 1186 in Demarcation District No. 119, Pak Sha Tsuen, Yuen Long, New Territories, Hong Kong	No commercial value	52%	Nil
18.	Unit F on 15th Floor of Kingsford Industrial Building Phase 2, Nos. 26-32 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	No commercial value	52%	Nil

Group 6 — Property interests leased by the Group in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
19.	3rd Floor, No. 1 at Keng Kou Road Section, Shi Da Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	No commercial value	52%	Nil
20.	Unit 30A on 3rd Floor of Block A14, Oriental New City, Liao Bu Town, Dongguan, Guangdong Province, the PRC	No commercial value	52%	Nil
21.	Flat C on 6th Floor of Block 32, Xia Wei Yi HaoYuan, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan, Guangdong Province, the PRC	No commercial value	100%	Nil
22.	Unit B of Block 15, Ji Zhou HaoYuan Bie Shu, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
23.	An office unit on 8th Floor, Jin Yuan Building, Haizhou Road, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
24.	Flat H, J and K on 16th and 17th Floor, Jiu Chang Building, No. 8 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
25.	Flat B on 12th Floor of Block 52, Yuan Lien HuaYuan, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
26.	Flat C on 20th Floor, Block 2, Yong He HuaYuan, No. 6 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
27.	Flat A on 8th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
28.	Flat A on 7th Floor, Block A of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
29.	Flat D on 4th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
30.	Flat 304 on 4th Floor of Block 9, Ya Yuan Court, Arcadia Villas, Nan Ten Road, Zhongshan, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
31.	Flat B on 10th Floor, Western Mansion, Chunfeng Road, Luo Hu District, Shenzhen, Guangdong Province, the PRC	No commercial value	100%	Nil
32.	Flat G on 4th Floor of Block 3, Cloudsville, No. 2033 Chunfeng Road, Shenzhen, Guangdong Province, the PRC	No commercial value	100%	Nil
33.	Flat 1 on 3rd Floor, Block 304 of District No. 3 Donghu HuaYuan, Donghu Zhong Road, Huizhou, Guangdong Province, the PRC	No commercial value	100%	Nil
34.	Flat 402 on 4th Floor, Jun Jing Ju Block 1 of Cheng Shi Garden, Off Shi Lian Road West, Panyu, Guangdong Province, the PRC	No commercial value	100%	Nil
35.	No. 1 Xin Huan Zhong Road, Si Ji Town, Panyu, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
36.	Room 219 on Level 2 of En Fei Building, Block B, No. 12 Fu Xian Road, Hai Dian District, Beijing, the PRC	No commercial value	51%	Nil
37.	Room 206 on Level 2 of Block 1 in No. 100 Yan Yue Hu Tong, Dong Shi Nan Da Street, Dong Cheng District, Beijing, the PRC	No commercial value	51%	Nil
38.	Room 402, on 4th Floor, No. 5 Lane 91, Jian Guo Road West, Ruijin Garden, Luwan District, Shanghai, the PRC	No commercial value	52%	Nil

Group 1 — Properties interests held and occupied by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
1.	Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong 51/700,000th shares of and in The Remaining Portion of Inland Lot No. 8566	Kornhill is a large-scale private residential estate development comprising high-rise residential blocks and Block Q was completed in 1987. The property comprises a residential unit on the 26th Floor of Block Q. The saleable area of the property is approximately 44.6 sq.m. (480 sq.ft.). The property is held under Conditions of Exchange No. 11728 for a term of 75 years renewable for 75 years commencing from 27th April, 1984.	The property is occupied by the Group as staff quarters.	HK$1,600,000

Notes:

1. The registered owner of the property is Full Pacific Limited (富利暉有限公司) registered vide memorial no. 7081190 dated 29th April, 1997.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H70/87 (MTR) registered vide memorial nos. 2980874 and 3439238 dated 28th January, 1986 and 23rd June, 1987 respectively.

3. The property is also subject to a Sub-Deed of Mutual Covenant registered vide memorial no. 3395747 dated 26th May, 1987.

4. Full Pacific Limited (富利暉有限公司) is a wholly-owned subsidiary of the Company.

5. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
2.	Unit 611 on 6th Floor of Block N, Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong 51/700,000th shares of and in The Remaining Portion of Inland Lot No. 8566	Kornhill is a large-scale private residential estate development comprising high-rise residential blocks and Block N was completed in 1987. The property comprises a residential unit on the 6th Floor of Block N. The saleable area of the property is approximately 45.4 sq.m. (489 sq.ft.). The property is held under Conditions of Exchange No. 11728 for a term of 75 years renewable for 75 years commencing from 27th April, 1984.	The property is occupied by the Group as staff quarters.	HK$1,460,000

Notes:

1. The registered owner of the property is Best Pearl Development Limited (慧珠發展有限公司) registered vide memorial no. 8555542 dated 23rd November, 2001.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H55/87 (MTR) registered vide memorial nos. 2980874 and 3395751 dated 28th January, 1986 and 18th May, 1987 respectively.

3. The property is also subject to a Sub-Deed of Mutual Covenant registered vide memorial no. 3395747 dated 26th May, 1987.

4. Best Pearl Development Limited (慧珠發展有限公司) is a wholly-owned subsidiary of the Company.

5. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

Group 2 — Properties interests held and occupied by the Group for investment in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
3.	Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong 46/31,911th shares of and in Section A of Sub-section 3 of Sections H & K of Quarry Bay Marine Lot No. 2 and the Extension thereto and Sub-section 1 of Section U of Quarry Bay Marine Lot No. 2 and the Extension thereto	Taikoo Shing is a large-scale private residential estate comprising high-rise blocks in Quarry Bay district. Willow Mansion was completed in 1983. The property has a saleable area of approximately 94.4 sq.m. (1,016 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 18th April, 1900.	The property has been let for a term of 2-year commencing from 1st April, 2003 to 31st March, 2005 at a monthly rental of HK$23,000 inclusive of rates and management charges.	HK$4,170,000

Notes:

1. The registered owner of the property is Linkcheer Limited (凌駿有限公司) registered vide memorial no. 5863655 dated 17th November, 1993.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H94/83 registered vide memorial nos. 2047870 and 2429337 dated 26th February, 1981 and 22nd June, 1983 respectively.

3. Linkcheer Limited (凌駿有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
4.	Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong 8/873rd shares of and in The Remaining Portion of Sub-sections 1, 2 & 3 of Section B of Inland Lot No. 508, Section A of Sub-sections 1, 2 & 3 of Section B of Inland Lot No. 508 and Inland Lot Nos. 388, 3196 & 3197	Tai Yuen Court is a 26-storey residential building with shop units on ground floor completed in 1993. The property comprises a residential unit on the 19th Floor. The saleable area of the property is approximately 32.4 sq.m. (349 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 16th March, 1855 and 16th November, 1855.	The property is let for a term of 2 years commencing from 16th March, 2003 to 15th March, 2005 at a monthly rental of HK$7,500 inclusive of rates and management charges.	HK$1,120,000

Notes:

1. The registered owner of the property is Eastrend (Hong Kong) Limited (東昌(香港)有限公司) registered vide memorial no. 5987903 dated 31st March, 1994.

2. The property is subject to a Deed of Mutual Covenant and Management Agreement in favour of Urban Property Management Limited "The Manager" registered vide memorial no. 5905695 dated 5th January, 1994.

3. Eastrend (Hong Kong) Limited (東昌(香港)有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
5.	Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong 494/4,685,000th shares in and of the Remaining Portion of Chai Wan Inland Lot No. 121	Heng Fa Chuen is a large-scale private residential estate development comprising high-rise residential blocks and Block 2 was completed in 1986. The property comprises a residential unit on the 8th Floor of Block 2. The saleable area of the property is approximately 43.6 sq.m. (469 sq.ft.). The property is held under Conditions of Grant No. 11789 for a term of 75 years renewable for 75 years commencing from 3rd April, 1985.	The property is currently let for a term of 2 years commencing from 1st August, 2002 to 31st July, 2004 at a monthly rental of HK$7,500 inclusive of rates and management charges, but it has been revised to HK$6,500 since 1st August, 2003.	HK$1,500,000

Notes:

1. The registered owner of the property is Bright Circle Limited (輝中有限公司) registered vide memorial no. 8555541 dated 23rd November, 2001.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H111/86 (MTR) registered vide memorial nos. 3196410 and 3152503 dated 11th October, 1986 and 8th September, 1986 respectively.

3. Bright Circle Limited (輝中有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
6.	ONFEM Tower, No. 29 Wyndham Street, Central, Hong Kong The Remaining Portion of Section A of Inland Lot No. 1005, The Remaining Portion of Sub-section 1 of Section A of Inland Lot No. 1005 and Sub-section 2 of Section A of Inland Lot No. 1005	ONFEM Tower is a 25-storey commercial building completed in January 1995. The site area is approximately 317.73 sq.m. (3,420 sq.ft.). The subject property comprises the whole building with Ground Floor to the Second Floor occupied for commercial use whereas the upper floors are for office uses. The total gross floor area of the building is approximately 5,037.81 sq.m. (54,227 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 26th June, 1843.	The property is leased to various tenants for varying terms from between September 2000 to December 2006 at a total monthly rent of HK$929,386 inclusive of rates and management charges.	HK$187,000,000

Notes:

1. The registered owner of the property is Virtyre Limited registered vide memorial no. 6279388 dated 1st April, 1995.

2. The following major encumbrances registered against the property are as follows:

    — Occupation permit No. H7/95 dated 27th January, 1995 vide Memorial No. 6217839.

    — Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited (HSBC) vide Memorial No. 6279389 dated 25th April, 1995.

    — Deed of Variation of M/N 6279389 and further charge in favour of HSBC vide Memorial No. 8288328 dated 9th January, 2001.

    — Second charge in favour of HSBC vide Memorial No. 8511520 dated 3rd October, 2001.

3. Virtyre Limited is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

Group 3 — Properties interest held and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
7.	Flat A on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	The property comprises one residential apartment unit on the 8th level of an 8-storey apartment building within a low-density residential development completed in 1994. The property has a gross floor area of approximately 204.89 sq.m. (2,205 sq. ft.). The land use rights of the property are held for a term from 8th October, 1994 to 6th October, 2062.	The property is vacant.	HK$1,790,000

Notes:

1. According to the Real Estate Title Certificate (Document No. Hu Fang Di Shi Zi (1998) No. 002754) issued by Shanghai Real Estate Administrative Bureau dated 6th July, 1998, the property with a gross floor area of 204.89 sq.m. is legally owned by Great Way Properties Limited (鴻威置業有限公司) for a term from 8th October, 1994 to 6th October, 2062 for residential use.

2. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, the Group has obtained the ownership of the property and has the right to occupy, use, receive income and dispose of the property according to the law. In addition, the property is free from any mortgage or encumbrance.

3. Great Way Properties Limited (鴻威置業有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
8.	Flat B on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong, Shanghai, the PRC	The property comprises one residential apartment unit on the 8th level of an 8-storey apartment building within a low-density residential development completed in 1994. The property has a gross floor area of approximately 204.89 sq.m. (2,205 sq. ft.). The land use rights of the property are held for a term from 8th October, 1994 to 6th October, 2062.	The property is let to Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd. (上海金橋瑞和裝飾工程有限公司), a non wholly-owned subsidiary of the Company as staff quarters under a tenancy agreement for a term of one year commencing from 1st January, 2003 at the monthly rental of RMB7,000 exclusive of management charges and utility charges.	HK$1,790,000

Notes:

1. According to the Real Estate Title Certificate (Document No. Hu Fang Di Shi Zi (1998) No. 002753) issued by Shanghai Real Estate Administrative Bureau dated 6th July, 1998, the property with a gross floor area of 204.89 sq.m. is legally owned by Top Gain Properties Limited (溢成置業有限公司) for a term from 8th October, 1994 to 6th October, 2062.

2. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, the Group has obtained the ownership of the property and has the right to occupy, use, receive income and dispose of the property according to the law. In addition, the property is free from any mortgage or encumbrance.

3. Top Gain Properties Limited (溢成置業有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
9.	Land and Buildings and Structures located at Liao Wen Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises a land parcel with a site area of approximately 10,000 sq.m. (or 107,640 sq.ft.) upon which one single-storey factory block, two 4-storey dormitory blocks, one kitchen, two guard houses and other ancillary structures completed in between 1993 and 1995 are erected. The property has a total gross floor area of approximately 2,763 sq.m. (or 29,740 sq.ft.). The respective uses and areas of the buildings are as follows:	The property is occupied by the Group for production, ancillary office and dormitory purposes.	HK$4,750,000

Use	Approximate Gross Floor Area (sq.m.)	(sq.ft.)
Factory Block	1,960	21,097
2 Dormitories Blocks	840	9,042
Kitchen	48	517
2 Guard Houses	30	323
Total:	**2,878**	**30,979**

Notes:

1. According to a State-owned Land Use Certificate (Document No. Dong Fu Guo Yong (1993) Zi (No. 0062170) dated 20th December, 1992 issued by Dongguan County Land Administration Bureau, the land with site area of 10,000 sq.m. was granted to Lun and Din Limited (龍之店有限公司), a 52%-owned subsidiary of the Company, for an unspecified term for workshop purposes.

2. We have been provided with a legal opinion on the title of the property prepared by the Group's PRC legal adviser, which contain, inter alia, the following information:

   (a) The property is legally vested in Lun and Din Limited (龍之店有限公司).

   (b) The property can be transferred, sublet and mortgaged freely by Lun and Din Limited (龍之店有限公司).

   (c) The property is not subject to any mortgage and any other material encumbrances.

   (d) The land use right on the property that Lun and Din Limited (龍之店有限公司) can enjoy is 50 years.

3. We have prepared our valuation on the following assumptions:

   (a) Lun and Din Limited (龍之店有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government.

   (b) All land premium and other costs of ancillary services have been settled in full.

   (c) The design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

   (d) The property may be disposed of freely to both local and overseas purchasers.

4. The status of title and grant of major approvals provided by the Group is as follows:

   State-owned Land Use Rights Certificate — Yes
   Building Ownership Certificate — No

5. As advised by the Group, if the property were to be sold at the amount we valued above as at the date of valuation, the potential tax liability would amount to approximately HK$1,000,000.

Group 4 — Property interest held and under development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
10.	The proposed commercial and residential development "Haitian Garden" situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	The property is scheduled to be developed into a composite development which will be completed in two phases. Phase 1 will comprise four blocks of high-rise residential towers above a 3-storeyed commercial podium and a 2-storeyed basement for car-parking, whereas Phase 2 will comprise an office tower erected on a basement. The site area of the subject property is 16,454.60 sq.m. (177,117 sq.ft.) or thereabouts. The land use rights of the property have been granted for respective terms due to expire on 30th November, 2047 for commercial/office use and on 30th November, 2067 for residential use.	The property is under construction.	HK$211,320,000 (80% interest attributable to the Group: HK$169,056,000)

Notes:

1. According to Real Estate Title Certificate No. C0739538 issued by the People's Government of Guangdong Province on 1st March, 2002, the land use rights of the property, comprising a site area of 16,454.60 sq.m. have been granted to Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) for respective terms due to expire on 30th November, 2047 for "Commercial/Office" use and on 30th November, 2067 for "Residential" use.

2. According to Contract for Grant of State-owned Land Use Rights (國有土地使用權出讓合同書) No. (1997) 52 entered into between Zhuhai Land Administrative Bureau ("Party A") and Zhuhai Shining Metals Group, Inc. (珠海鑫光集團股份有限公司) ("Party B") on 19th November, 1997, Party A agreed to grant to Party B the land use rights of a piece of land situated on the west side of Haijing Road in Jida on the salient conditions cited, inter alia, as follows:

(i)	Site Area	:	16,454.60 sq.m.
(ii)	Usage	:	Commercial/Residential
(iii)	Plot Ratio	:	1: 2.00

(iv)	Land Premium	:	RMB46,566,518 (being RMB2,000 per sq.m. of site area for commercial use and RMB1,350 per sq.m. of site area for residential/office use; based on a plot ratio of 1:2.00 and 10% for commercial use and 90% for residential use).
(v)	Land Use Term	:	50 years from 30th November, 1997 to 30th November, 2047.

3. According to Planning Permit for Construction Works (建設工程規劃許可証) No. (99) 308 issued by Zhuhai Planning and Land Administrative Bureau on 8th September, 1999, the developer of the property is Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) and the development scale of the property is permitted to comprise commercial/residential/office project with a total construction area of 84,990 sq.m., being a 27-storey commercial/residential building with a gross floor area of 57,928 sq.m. and a 24-storey office building with a gross floor area of 27,062 sq.m., including basement areas of 10,672 sq.m. and 6,681 sq.m. below commercial/residential towers and office tower respectively.

4. As per information provided by the Company, the development details of the project are summarised as follows:

a.	Existing stage of development	:	This site formation, foundation and basement works have been completed.
b.	Estimated completion date	:	The building is expected to be completed in about end of 2005.
c.	Estimated cost of carrying out/completing the development	:	The total construction cost of the project estimated is approximately RMB220,000,000 out of which an amount approximate to RMB70,000,000 has been expended up to the date of valuation.
d.	Estimated capital value after completion:	:	The capital value of the project upon completion is estimated to be RMB517,000,000.

5. According to the Equity Joint Venture Contract entered into between Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司) ("Party A") which has no other relation with the Group other than this Joint Venture agreement and ONFEM Company Limited (東方有色有限公司) ("Party B") on 27th May, 1999, the parties have agreed to incorporate an equity joint venture company. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Name of the Company	:	珠海東方海天置業有限公司 (Zhuhai (Oriental) Blue Horrison Properties Co. Ltd.)
(ii)	Period of Operation	:	8 years from the date of issue of the business license
(iii)	Total Investment Amount	:	RMB110,000,000
(iv)	Registered Capital	:	RMB44,000,000
(v)	Party A's Contribution	:	RMB8,800,000 in cash, accounting for 20% of the registered capital
(vi)	Party B's Contribution	:	RMB35,200,000 in cash, accounting for 80% of the registered capital
(vii)	Profit/Loss Sharing	:	20% and 80% for Party A and Party B respectively

6. According to Business Licence No. 004080, Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) has been incorporated as an equity joint venture enterprise (Hong Kong capital) with a registered capital of RMB44,000,000 and an operation period from 9th June, 1999 to 9th June, 2007.

7. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) has obtained the land use rights of the property according to the law and has the right to occupy, use, transfer, let and mortgage the property. In addition, the property is free from any mortgage or encumbrance.

8. Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) is a 80% owned subsidiary of the Company.

9. Based on the information provided by the Group, we have prepared our valuation on the following assumptions:

   (i) Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

   (ii) the land premium and other costs of ancillary utilities services have been settled in full;

   (iii) the design and construction of the proposed development are in compliance with the relevant planning regulations and have been approved by the relevant authorities; and

   (iv) the property may be disposed of freely to both local and overseas purchasers.

10. Based on the information provided by the Group, the status of title and grant of major approvals in respect of the property are as follows:

Certificate for the Use of State-owned Land	N/A
Approval Letter for Construction Land	Yes
Contract for Grant of State-owned Land Use Rights	Yes
Red-line Plan	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Permit for Domestic and Overseas Sales	N/A
Permit for Pre-sale	N/A
Building Ownership Certificate/Real Estate Title Certificate	Yes
Business Licence	Yes

11. As advised by the Group, if the property were to be sold at the amount we valued above as at the date of valuation, the potential tax liability would amount to approximately HK$14,200,000.

Group 5 — Property interests leased by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
11.	18th Floor of China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong	The property comprises an office unit on the 18th level of a 20-storey office building erected over a 6-storey commercial podium completed in 1991. The property has a gross floor area of approximately 538.2 sq.m. (5,793 sq.ft.).	The property is occupied by the Group as an office. The property is rented by the Group for a lease term of one year from 1st June, 2003 to 31st May, 2004 at a monthly rent of HK$81,102 exclusive of rates, service, management and air conditioning charges.	No commercial value

Note:

1. According to the Tenancy Agreement, the tenant of the property is Brena Company Limited (爭輝有限公司), a wholly-owned subsidiary of the Company and the landlord of the property is Texion Development Limited (企元國際有限公司), a wholly-owned subsidiary of Minmetals HK. Since Minmetals HK is a connected person as defined in the Listing Rules of the Group, therefore the Tenancy Agreement is a connected transaction for the Company pursuant to Rule 14.25(1) of the Listing Rules.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
12.	Unit No. 5 on 16th Floor of Star Centre, Nos. 443-451 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	The property comprises an office unit on the 16th level of a 30-storey industrial/office building erected over a 1-storey carpark completed in about 1984. The property has a gross floor area of approximately 273.7 sq.m. (2,946 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years from 1st January, 2003 to 31st December, 2004 at a monthly rent of HK$17,700, inclusive of management fee.	No commercial value
13.	Unit G on 27th Floor of Block 1 of Vigor Industrial Building, Nos. 49-53 Ta Chuen Ping Street, Kwai Chung, New Territories, Hong Kong	The property comprises a factory unit within a 32-storey industrial building erected over a 3-storey carpark completed in about 1982. The property has a gross floor area of approximately 278.7 sq.m. (3,000 sq.ft.).	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of one year from 1st November, 2002 to 31st October, 2003 at a monthly rent of HK$6,480, inclusive of rates but exclusive of management fee and other outgoings.	No commercial value
14.	Unit 5-9 and 18 on 13th Floor of Shatin Galleria, No. 18-24 Shan Mei Street, Fotan, New Territories, Hong Kong	The property comprises 4 adjoining office units on the 13th level of a 21-storey office building erected over a 4-storey carpark/commercial podium completed in 1990. The property has a gross floor area of approximately 441.1 sq.m. (4,748 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years and six months from 19th April, 2003 to 18th October, 2005 at a monthly rent of HK$37,984, inclusive of government rent but exclusive of rates, air-conditioning charges, management fees and other outgoings.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
15.	Unit A on 4th Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	The property comprises a factory unit on the 4th level of a 13-storey warehouse building erected over a 1-storey carpark completed in 1987. The entire floor on the 4th Floor of the development has a total gross floor area of 1,440.9 sq.m. (15,510 sq.ft.). The property occupies approximately half of the floor area.	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of two years from 7th November, 2001 to 6th November, 2003 at a monthly rent of HK$34,000 inclusive of rates and management fee with an option to renew for a further term of two years at the then Prevailing Market Rent.	No commercial value
16.	Carpark No. L5 on 1st Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	The property comprises a carpark space on the 1st level of a 13-storey warehouse building erected over a 1-storey carpark completed in 1987.	The property is occupied by the Group as a carpark. The property is currently licenced by the Group from an independent third party from 20th November, 2001 at a monthly licence fee of HK$3,000, inclusive of rates and management fee.	No commercial value
17.	Lot No. 1186 in Demarcation District No. 119, Pak Sha Tsuen, Yuen Long, New Territories, Hong Kong	The property comprises a 1-storey warehouse building completed in about 1980's. The property has a gross floor area of approximately 505 sq.m. (5,435 sq.ft.).	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of two years from 20th February, 2003 to 19th February, 2005 at a monthly rent of HK$10,000, inclusive of rates and government rent but exclusive of other outgoings.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
18.	Unit F on 15th Floor of Kingsford Industrial Building Phase 2, Nos. 26-32 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	The property comprises a factory unit on the 15th level of a 27-storey industrial building erected over a 2-storey carpark completed in 1979. The property has a gross floor area of approximately 380.7 sq.m. (4,098 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years from 16th May, 2003 to 15th May, 2005 at a monthly rent of HK$14,000, inclusive of rates, government rent and management fee but exclusive of other outgoings.	No commercial value

Group 6 — Properties interests leased by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
19.	3rd Floor, No. 1 at Keng Kou Road Section, Shi Da Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises an office unit on the 3rd level of a 5-storey building completed in 2000. The property has a gross floor area of approximately 140 sq.m. (1,507 sq.ft.).	The property is occupied by the Group as office. The property is currently leased to the Group from an independent third party for a term of two years commencing from 1st October, 2001 at a monthly rental of RMB1,300.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
20.	Unit 30A on 3rd Floor of Block A14, Oriental New City, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises a domestic unit on the 3rd level of a 7-storey domestic building completed in about 1996. The property has a gross floor area approximately 71 sq.m. (764 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of two years commencing from 1st May, 2002 to 1st May, 2004 at a monthly rental of RMB1,700 exclusive of management fee.	No commercial value
21.	Flat C on 6th Floor of Block 32, Xia Wei Yi Hao Yuan, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan Guangdong Province, the PRC	The property comprises a domestic unit on the 6th level of a 7-storey building within a large-scale residential development completed in about 2001. The property has a gross floor area of approximately 80 sq.m. (861 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 25th March, 2003 to 24th March, 2004 at a monthly rental of RMB1,500 inclusive of management fee.	No commercial value
22.	Unit B of Block 15, Ji Zhou HaoYuan Bie Shu, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan Guangdong Province, the PRC	The property is a 3-storey terraced type house within a large-scale residential development completed in about 2001. The property has a gross floor area of approximately 279 sq.m. (3,000 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 10th March, 2003 to 9th March, 2004 at a monthly rental of RMB4,500 inclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
23.	An office unit on 8th Floor, Jin Yuan Building, Haizhou Road, Zhuhai, Guangdong Province, the PRC	The subject property comprises one commercial unit on the 8th level of a 12-storey commercial building. The property has a gross area of approximately 400 sq.m. (4,306 sq.ft.) completed in about 1991.	The property is no longer occupied by the Group as office. The property is currently leased to the Group from a landlord, Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), which has entered into a joint venture contract with ONFEM Company Limited (東方有色有限公司) for the incorporation of Zhuhai (Oriential) Blue Horrizon Properties Company Limited (珠海東方海天置業有限公司), a 80%-owned subsidiary of the Company (as mentioned in Property No. 10 above), for a term of three years commencing from 1st June, 2001 to 1st June, 2004 at a yearly rental of RMB200,000 exclusive of management fee.	No commercial value

Notes:

1. As advised by the Group, due to power interruption happened in Jin Yuan Building, the normal operation of the property in the building could not be performed. Therefore, the tenant Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) had moved out from the property since 7th March, 2003. However, according to the Group's PRC legal adviser, the Tenancy Agreement of the property is still valid.

2. Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司) is a connected person of the Group as defined in the Listing Rules, therefore the Tenancy Agreement is a connected transaction for the Group pursuant to Rule 14.25(1) of the Listing Rules.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
24.	Flat H, J and K on 16th and 17th Floor, Jiu Chang Building, No. 8 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises three duplex office units on the 16th and 17th Floor of Jiu Chang Building completed in about 2000. The property has a gross floor area of approximately 550.31 sq.m. (5,924 sq.ft.).	The property is occupied by the Group as office. The property is leased to the Group from an independent third party for a term of 3 years commencing from 1st May, 2003 to 30th April, 2006 at a monthly rental of RMB8,800 exclusive of management fee.	No commercial value
25.	Flat B on 12th Floor of Block 52, Yuan Lien Hua Yuan, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 12th level of a 18-storey building within a residential development completed in about 1993. The property has a gross floor area approximately 70 sq.m. (753 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 18th November, 2002 to 18th November, 2003 at a monthly rental of RMB2,000 exclusive of management fee.	No commercial value
26.	Flat C on 20th Floor, Block 2, Yong He Hua Yuan, No. 6 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 20th level of a 23-storey domestic building completed in about 1999. The property has a gross floor area of approximately 126.58 sq. m. (1,363 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 1st August, 2003 to 30th January, 2004 at a monthly rental of RMB1,700 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
27.	Flat A on 8th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 8th level of a 18-storey domestic building completed in about 1997. The property has a gross floor area of approximately 98.18 sq.m. (1,057 sq.ft.).	The property is occupied by the Group as staff quarters and staff canteen. The property is leased to the Group from an independent third party for a term of 1 year commencing from 1st July, 2003 to 30th June, 2004 at a monthly rental of RMB1,800 exclusive of management fee.	No commercial value
28.	Flat A on 7th Floor, Block A of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 7th level of a 7-storey domestic building completed in about 1995. The property has a gross floor area of approximately 102.95 sq.m. (1,108 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 1st August, 2003 to 1st August, 2004 at a monthly rental of RMB2,000 exclusive of management fee.	No commercial value
29.	Flat D on 4th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of a 19-storey domestic building completed in about 1997. The property has a gross floor area of approximately 116.04 sq.m. (1,249 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 5th September, 2003 to 5th March, 2004 at a monthly rental of RMB2,200 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
30.	Flat 304 on 4th Floor of Block 9, Ya Yuan Court, Arcadia Villas, Nan Ten Road, Zhongshan Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of an 8-storey building within the residential development completed in about 1999. The property has a gross floor area of approximately 85.32 sq.m. (918 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 23rd April, 2003 to 22nd October, 2003 at a monthly rental of RMB2,200 exclusive of management fee.	No commercial value
31.	Flat B on 10th Floor, Western Mansion, Chunfeng Road, Luo Hu District, Shenzhen, Guangdong Province, the PRC	The property comprises a domestic unit on the 10th level of a 30-storey composite building completed in about 2002. The property has a gross floor area of approximately 89.19 sq.m. (960 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 15th March, 2003 to 15th March, 2004 at a monthly rental of RMB3,000 inclusive of management fee.	No commercial value
32.	Flat G on 4th Floor of Block 3, Cloudsville, No. 2033 Chunfeng Road, Shenzhen Guangdong Province, the PRC	Cloudsville is a residential/ commercial development comprising three residential towers over a 3-storey commercial podium completed in about 2002. The property has a saleable floor area of approximately 121.92 sq.m. (1,312 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 1st May, 2003 to 30th April, 2004 at a monthly rental of RMB4,000 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
33.	Flat 1 on 3rd Floor, Block 304 of District No. 3 Donghu HuaYuan, Donghu Zhong Road, Huizhou, Guangdong Province, the PRC	The property comprises a domestic unit on the 3rd level of a 15-storey domestic building completed in about 2001. The property has a gross floor area of approximately 100.27 sq.m. (1,079 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 24th March, 2003 to 23rd March, 2004 at a monthly rental of RMB1,600 exclusive of management fee.	No commercial value
34.	Flat 402 on 4th Floor, Jun Jing Ju Block 1 of Cheng Shi Garden, Off Shi Lian Road West, Panyu, Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of a 5-storey domestic building within a residential development completed in about 1998. The property has a gross floor area of approximately 63 sq.m. (678 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party at a monthly rental of RMB800 exclusive of management fee on monthly basis.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
35.	No. 1 Xin Huan Zhong Road, Si Ji Town, Panyu, Guangdong Province, the PRC	The property comprises a land parcel with a site area of approximately 6,032 sq.m. (64,928 sq.ft.) upon which are erected a single-storey factory/warehouse building of metal roof covering, a two-storey office block, a 3-storey dormitory block, a gas storage house, a guard house and a transformer/ generator set room of reinforced concrete constructions completed in about 1990's.	The property is owner-occupied by the Group for production, office and dormitory purposes. The property is leased to the Group from an independent third party for a term of 15 years commencing from 16th May, 1999 to 15th May, 2014 at an initial rent (see note below) subject to increase of 8% for every two years.	No commercial value

Note:

According to the tenancy agreement of the property, the following information regarding the rental computation is noted:

Construction	Gross Floor Area *(sq.m.)*	Initial monthly rental payment at RMB per sq.m.
Reinforced concrete structures (incl. office block, dormitory block, gas storage, guard house and transformer/generator set room.)	1,547.74	10 (including the supplementary food payment for villagers', deprecation cost and rent.)
Factory of metal roof covering	2,400.0	8 (including the supplementary food payment for villagers', factory deprecation cost and rent.)
Open space	3,232.09	1.8 (including the supplementary food payment for villagers' and rent.)

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
36.	Room 219 on Level 2 of En Fei Building, Block B, No. 12 Fu Xian Road, Hai Dian District, Beijing, the PRC	The property comprises an office unit on the 2nd level of a 3-storey office building completed in mid 1990. The property has a gross floor area of approximately 66 sq.m. (710 sq.ft.).	The property is occupied by the Group as office. The property is currently leased by the Group from an independent third party for a lease term of 1 year from 1st March, 2003 to 28th February, 2004 at a yearly rental of RMB80,000 inclusive of management charge, heating charge, air-conditioning charge and water charge.	No commercial value
37.	Room 206 on Level 2 of Block 1 in No. 100 Yan Yue Hu Tong, Dong Shi Nan Da Street, Dong Cheng District, Beijing, the PRC	The property comprises an office unit on the 2nd level of a 3-storey office building completed in the 1950's. The property has a gross floor area of approximately 39 sq.m. (420 sq.ft.).	The property is occupied by the Group as office. The property was leased by the Group from an independent third party for a lease term of 1 year from 20th December, 2002 to 19th December, 2003 at a monthly rent of RMB2,500 inclusive of management charge.	No commercial value

Note:

During our inspection, we were advised that the lease of the property had been terminated on 15th September, 2003. However, we have not been shown any written evidence showing the early termination of the lease. We therefore assume that the lease is still in force.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
38.	Room 402, 4th Floor, No. 5 Lane 91, Jian Guo Road West, Ruijin Garden, Luwan District, Shanghai, the PRC	The property comprises an office unit on the 4th level of a 20-storey office building plus a basement carpark completed in about 1997. The property has a gross floor area of approximately 123.84 sq.m. (1,333 sq.ft.).	The property is currently occupied by the Group as office. The property is currently rented by the Group from an independent third party for a lease term of 1 year from 21st August, 2003 to 20th August, 2004 at a monthly rent of RMB6,780.24 exclusive of management charge.	No commercial value

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Code for the purpose of giving information with regard to the Group and the Offer.

The directors of Minmetals HK jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka, the Offer, the S&P Agreement, the transactions involving OMCL, the purchase of OS/OP Debt and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka, the Offer, the S&P Agreement, the transactions involving OMCL, the purchase of OS/OP Debt and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The directors of June Glory jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to June Glory, the Offer, the S&P Agreement and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document relating to June Glory, the Offer, the S&P Agreement and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The Directors (other than Mr. Li Shiming whom the Company has been unable to contact as at the Latest Practicable Date) jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG and Haka (in relation to their involvement in the S&P Agreement and in the transactions involving OMCL), the S&P Agreement, the Offer, the transactions involving OMCL, the purchase of OS/OP Debt, June Glory and BNP Paribas Peregrine) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG and Haka (in relation to their involvement in the S&P Agreement and in the transactions involving OMCL), the S&P Agreement, the Offer, the transactions involving OMCL, the purchase of OS/OP Debt, June Glory and BNP Paribas Peregrine) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading. The issue of this document has been approved by the Board.

2. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last trading day of each of the six calendar months immediately preceding the date of the Announcement; (ii) 13th October, 2003, being the first trading day immediately following the release of an announcement in relation to past and on-going connected transactions of the Group; (iii) 14th October, 2003, being the last trading day immediately prior to the date of the Announcement; and (iv) the Latest Practicable Date.

Date	Share price *HK$*
30th April, 2003	0.305
30th May, 2003	0.385
30th June, 2003	0.365
14th July, 2003	0.415
29th August, 2003	0.405
1st September, 2003	0.405
13th October, 2003 *(Note)*	0.430
14th October, 2003	0.420
Latest Practicable Date	0.500

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period commencing six months prior to last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date were HK$0.500 on 17th October, 2003 and the Latest Practicable Date and HK$0.29 on 9th May, 2003 respectively.

Note: Trading in the Shares has been suspended since 9:30 a.m. on Tuesday, 2nd September, 2003 pending the then release of an announcement dated 11th September, 2003 in relation to the debt restructuring proposals of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited respectively, each of which is a non wholly-owned subsidiary of the Company and has since been faced with a winding-up order made by the Court on 8th September, 2003. The Stock Exchange subsequently required that the suspension in trading be continued pending the release of an announcement in relation to the past and on-going connected transactions of the Group. Trading in the Shares was resumed from 9:30 a.m. on 13th October, 2003.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the Shares and underlying Shares or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their Associates had any personal, family, corporate or other interests or short positions in the Shares, underlying Shares or debentures and securities of the Company or any of its associated corporations (within the meaning of the SFO).

(b) Other interests in the Company and dealings in securities of the Company

(i) June Glory owns 416,009,928 Shares. Other than that, neither June Glory, Minmetals HK, China Minmetals, the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor any party acting in concert with any of them owned or controlled any Shares as at the Latest Practicable Date. Save for the Shares acquired under the S&P Agreement, none of June Glory, Minmetals HK, China Minmetals and the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor parties acting in concert with any one of them had dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(ii) As at the Latest Practicable Date, no subsidiary or associated company of the Company nor any pension fund of the Group had any interests in the Shares and none of the subsidiary or associated company of the Company nor any pension fund of the Company or any of its subsidiaries, had dealt for value in any securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(iii) As at the Latest Practicable Date, no fund manager connected with the Company had managed any Shares on a discretionary basis.

(iv) Neither BNP Paribas Peregrine, Access Capital, Dudley Surveyors Limited, Centurion nor any advisers to the Company as specified in class (2) of the definition of associate under the Code had any interests in the Shares, options, warrants, derivatives or securities convertible into Shares as at the

165

Latest Practicable Date and none of them has dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(v) None of the Company, its subsidiaries, associated companies nor any of their Directors had dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(vi) As at the Latest Practicable Date, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with the Company or with any persons acting in concert with it or with any person who is an associate of the Company by virtue of classes as (1), (2), (3) and (4) of the definition of associate in the Code had any interests in the securities of the Company and none of them has dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(vii) As at the Latest Practicable Date, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with June Glory, Minmetals HK and China Minmetals or with any persons acting in concert with them had any interests in any securities of the Company nor dealt for value in any securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(viii) As at the Latest Practicable Date, no persons had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with June Glory, Minmetals HK, China Minmetals, the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor any party acting in concert with any of them.

(c) Interests in June Glory

(i) None of the Company, its subsidiaries, the Directors or their respective Associates had any interests in the shares of June Glory as at the Latest Practicable Date and none of them had dealt for value in any shares of June Glory during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(ii) No subsidiary or associated company of the Company, or any pension fund of the Group, owned or controlled any shares of June Glory as at the Latest Practicable Date and none of them had dealt for value in any shares of June Glory during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which are required to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name of Shareholder	*Note*	Number of Shares held	Percentage of total issued Shares
June Glory		416,009,928	53.87%
Minmetals HK	*1*	416,009,928	53.87%
China Minmetals	*1*	416,009,928	53.87%

Note:

1. By virtue of the SFO, these companies are deemed to be interested in the 416,009,928 Shares held by June Glory without taking into account the remaining Shares which June Glory may acquire pursuant to the Offer.

Save as disclosed herein, the Directors are not aware of any person who was, directly or indirectly, interested or had short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company or any options in respect of such capital as at the Latest Practicable Date.

5. QUALIFICATIONS

The followings are the qualifications of the experts who have given an opinion or advice which is contained or referred to in this document:

Name	Qualification
BNP Paribas Peregrine	Deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Access Capital	Deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Dudley Surveyors Limited	Property valuer

6. CONSENTS

The persons referred to in the section headed "Qualifications" above and Centurion have given and have not withdrawn their written consents to the issue of this document, with the inclusion herein of their letters and/or references to their respective names, in the form and context in which they appear.

7. LITIGATION

(a) On 13th March, 2003, the Company commenced legal proceedings in Hong Kong against Mr. Yu Lap On, Stephen, Mr. Ng Tze Kwan and Mr. Cheung Sui Keung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively). The claims are based on counter-indemnities executed by the defendants in favour of the Company. The principal amount claimed in the action is about HK$16.4 million approximately together with interest and costs against each defendant.

On 8th April, 2003 and 16th June, 2003, the Company obtained judgment against Mr. Ng Tze Kwan and Spirit Sunshine Inc. The Company has also applied for summary judgment against the other defendants and the application will be heard by the Court on 7th November, 2003.

(b) On 12th March, 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng; (ii) its former financial controller, Mr. Ip Shu Wah, Reginald; (iii) Jointstock Investments Limited; (iv) ICEA Financial Services Limited; and (v) Gold Light Development Limited. The Company's claims are for the sum of HK$20 million approximately in connection with or arising out of the Company's purported participation in a purported HK$20 million loan from Jointstock Investments Limited to ICEA Financial Services Limited.

The defendants (except Gold Light Development Limited) have instructed legal advisers to defend the claims. An order has been made by the Court to stay the legal action against Mr. Cui Guisheng, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. The proceedings of the Company against the other defendants are ongoing but no date has been fixed yet for the trial.

16E

Further details of the transactions have been announced by the Company in its announcements dated 1st February, 2002, 4th February, 2002 and 8th July, 2002.

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

8. MATERIAL CONTRACTS

As at the Latest Practicable Date, there was no contract (not being contracts entered into in the ordinary course of business) entered into by members of the Group after the date two years immediately preceding the commencement of the Offer up to and including the Latest Practicable Date are or may be material.

9. SERVICE AGREEMENTS

There is no existing or proposed service contract between any of the Directors or proposed Directors and the Company or any of its subsidiaries or associated companies, other than contracts expiring or determinable by the employer within one year without payment of compensation and not amended within 6 months immediately prior to the date of the Announcement (other than by statutory compensation).

10. GENERAL

(a) The head office and principal place of business of the Company in Hong Kong is at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal share registrar and transfer office of the Company in Bermuda is Butterfield Fund Services (Bermuda) Limited. The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The company secretary of the Company is Ms. Siu Tin Ho. She is an associate member of The Hong Kong Institute of Company Secretaries.

(d) The registered address of June Glory is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Minmetals HK is at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The registered address of China Minmetals is at No. 5,

Sanlihe Road, Haidian District, Beijing, PRC. The principal place of business of June Glory and Minmetals HK is at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The principal place of business of China Minmetals is at No. 5, Sanlihe Road, Haidian District, Beijing, PRC.

(e) The registered office of BNP Paribas Peregrine is at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong.

(f) The registered office of Access Capital is at 3rd Floor, No. 8 Queen's Road Central, Hong Kong.

(g) June Glory does not have any intention to transfer any Shares acquired pursuant to the Offer to any other person other than pursuant to any placing arrangements required to maintain the minimum public float of the Company as required under the Listing Rules.

(h) No benefit (other than statutory compensation) had been or is proposed to be given to any Director as compensation for loss of office or otherwise in connection with the Offer as at the Latest Practicable Date.

(i) There was no agreement, arrangement or understanding (including any compensation arrangement) between June Glory or any person acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependent upon the Offer as at the Latest Practicable Date.

(j) There was no agreement or arrangement between any of the Directors and any other person which was conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offer as at the Latest Practicable Date.

(k) There was no person who has irrevocably committed to accept or reject the Offer as at the Latest Practicable Date.

(l) There was no material contract to which June Glory was a party in which any Director had a material personal interest as at the Latest Practicable Date.

(m) The English text of this document shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, up to and including the date the Offer closes:

(a) the S&P Agreement;

(b) the memorandum of association and the bye-laws of the Company and the memorandum and articles of association of June Glory;

(c) the annual reports of the Company for the year ended 31st December, 2001 and the year ended 31st December, 2002 and the interim report of the Company for the six months ended 30th June, 2003;

(d) the letter from the Independent Board Committee, the text of which is set out in this document;

(e) the letter from BNP Paribas Peregrine, the text of which is set out in this document;

(f) the letter from Access Capital, the text of which is set out in this document;

(g) the letter, summary of values and valuation certificate from Dudley Surveyors Limited, the text of which is set out in this document; and

(h) the written consents referred to under the section headed "Consents" in this Appendix.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

FORM OF ACCEPTANCE AND TRANSFER OF SHARES OF HK$0.10 EACH ("SHARES") IN THE SHARE CAPITAL OF ONFEM HOLDINGS LIMITED
東方有色集團有限公司股本中每股面值0.10港元股份(「股份」)之接納及轉讓表格
To be completed in every detail 每欄均須詳細填寫

Branch registrar in Hong Kong:
Computershare Hong Kong Investor Services Limited
Rooms 1901-1905, 19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份過戶登記處香港分處：
香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓1901-1905室

Insert the total number of Shares in ONFEM Holdings Limited of HK$0.10 each for which the Offer is accepted. If no number is inserted you will be deemed to have accepted the Offer in respect of your entire registered holding of Shares.
請填上接納要約之東方有色集團有限公司每股面值0.10港元之股份總數，如無填上數目，則 閣下將被視為就名下之全部股份已接納要約論。

FOR THE CONSIDERATION stated below, the "Transferor(s)" named below do/does transfer to the "Transferee" named below the shares of HK$0.10 each in ONFEM Holdings Limited specified below, subject to the terms and conditions in the offer document dated 5th November, 2003 and the Transferee does hereby agree to accept and hold the said shares on such terms and conditions.
下列「轉讓人」根據於二零零三年十一月五日刊發之要約文件所載之條款及條件，按下述代價就下列東方有色集團有限公司每股面值0.10港元之股份轉讓予下列「承讓人」，承讓人同意依照該等條款及條件接納及持有該等股份。

NUMBER OF SHARE(S) OF HK$0.10 EACH IN ONFEM HOLDINGS LIMITED 東方有色集團有限公司每股面值0.10港元股份之數目	Figures 數目	Words 大寫
CERTIFICATE NUMBER(S) 股票號碼		
TRANSFER FROM TRANSFEROR(S) NAME(S) AND ADDRESS(ES) IN FULL 由轉讓人轉讓 詳細姓名及地址 (EITHER TYPED OR WRITTEN IN BLOCK CAPITAL(S)) (請用打字機打上或以正楷填寫)	Surname(s) 姓氏	Other name(s) 名字
	Registered address(es) 登記地址	
	Telephone number 電話號碼	
CONSIDERATION 代價	HK$0.38 in cash for every share of HK$0.10 each in the share capital of ONFEM Holdings Limited. 以每股現金0.38港元收購東方有色集團有限公司股本中每股面值0.10港元之股份。	
TRANSFER TO TRANSFEREE 轉讓予承讓人	Name: 名稱： June Glory International Limited Address: *11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong* 地址： 香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 Occupation: 職業： Corporation 公司	

PLEASE DO NOT DATE 請勿填寫日期 ➡ SIGNED by the parties to this transfer on ______________________ 雙方簽字日期

Please arrange a witness to sign here and insert address and occupation 請安排見證人簽署，並填上其地址及職業。

Signed by the Transferor(s) in the presence of:—
轉讓人在下列見證人見證下簽署：—
Name of Witness 見證人姓名

Signature of Witness 見證人簽署

Address 地址

Occupation 職業

Signature(s) of Transferor(s)
轉讓人簽署

Signed by the Transferee in the presence of:—
承讓人在下列見證人見證下簽署：—
Name of Witness 見證人姓名

Do not complete 請勿填寫本欄

Signature of Witness 見證人簽署

Address 地址

Occupation 職業

For and on behalf of 代表
JUNE GLORY INTERNATIONAL LIMITED

Signature of Transferee
承讓人簽署

* *For identification purpose only 僅供識別*

172

THIS FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this form or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of HK$0.10 each ("Shares") in ONFEM Holdings Limited ("Company"), you should at once hand this form of acceptance and transfer and the accompanying offer document dated 5th November, 2003 ("Document") to the purchaser(s) or transferee(s) or to the bank, a licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form, which forms part of the Document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

HOW TO COMPLETE THIS FORM

To accept the mandatory unconditional cash offer made by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited ("Offeror") to acquire your Shares at a cash price of HK$0.38 per Share ("Offer"), you should complete and sign the form of acceptance and transfer overleaf in accordance with the instructions printed here, which instructions form part of the terms and conditions of the Offer, and forward this entire form together with the relevant *Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title by post or by hand marked "June Glory Offer" on the envelope to* **Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong ("Registrar"), the branch share registrar of the Company in Hong Kong, so as to arrive not later than 4:00 p.m. on the latest time for acceptance of the Offer which is 26th November, 2003 or such later date as the Offeror may (subject to the consent of the Executive) determine and announce.** All words and expressions defined in the accompanying Document shall have the same meanings when used in this form, unless the context otherwise requires. The terms and conditions of the Offer contained in the Document shall be incorporated and form part of this form of acceptance and the Document and this form of acceptance shall be read and construed accordingly.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE OFFER

To: **BNP Paribas Peregrine and the Offeror**

1. My/Our execution of the form of acceptance and transfer overleaf (whether or not such form is dated and whether or not any boxes are completed) shall be binding on my/our personal representatives, heirs, successors and assigns and shall constitute:

   (a) my/our irrevocable acceptance of the Offer made by BNP Paribas Peregrine on behalf of the Offeror and contained in the Document for the consideration and on and subject to the terms and conditions therein and herein mentioned in respect of the number of Shares specified in the form of acceptance and transfer or, if no such number is specified, or if a greater number is specified than the number of which I/we am/are registered as the holder(s), in respect of all such Shares in respect of which I/we am/are registered as the holder(s);

   (b) my/our irrevocable instruction and authority to the Offeror and/or BNP Paribas Peregrine or their respective agent(s) to collect from the Company or the Registrar on my/our behalf the Share certificate(s) in respect of Shares due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s) and/or other document(s) of title (if any) (and/or satisfactory indemnity or indemnities in respect thereof), which has/have been duly signed by me/us and to deliver the same to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s) on and subject to the terms and conditions of the Offer, as if it/they were Share certificate(s) delivered to it together with this form of acceptance and transfer;

   (c) my/our irrevocable instruction and authority to the Offeror or their agent(s) to send a cheque crossed "Not Negotiable-Account Payee Only" drawn in my/our favour for the cash consideration (after deduction of the seller's ad valorem stamp duty in connection with my/our acceptance of the Offer) to which I/we shall have become entitled under the terms of the Offer by post at my/our risk to the person named below or, if no name and address is stated below, to the first-named transferor at the registered address shown in the Register of Members of the Company;

   (Here insert name and address of the person to whom the cheque is to be sent if different from the registered shareholder or the first-named of joint registered shareholders.)

   Name: (in block capitals) ....

   Address: ....

   (d) my/our irrevocable instruction and authority to BNP Paribas Peregrine, the Offeror or such person/agent or persons/agents as they may direct for the purpose, on my/our behalf, to make and execute the contract note required by Section 19(1) of the Stamp Duty Ordinance of Hong Kong to be made and executed by me/us as the seller(s) of the Shares to be sold by me/us under the Offer and to cause the same to be stamped and to cause an endorsement to be made on the form of acceptance and transfer in accordance with the provisions of that Ordinance;

   (e) my/our irrevocable instruction and authority to BNP Paribas Peregrine, the Offeror or such person or persons as it may direct to complete and execute any document on my/our behalf including without limitation to insert a date in the form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other acts that may be necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct my/our Shares;

   (f) my/our irrevocable undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary to transfer my/our said Shares to the Offeror, or such person or persons as it may direct, free from all liens, charges, encumbrances, equities and third party rights and together with all rights attaching thereto including the right to receive all dividends and distributions (if any) declared, made or paid on the Shares on or after 15th October, 2003 and/or to enable the Offeror or such person or persons as it may direct to exercise all rights and receive all benefits attached or accruing to or arising from my/our Shares;

   (g) my/our irrevocable agreement to ratify each and every act or thing which may be done or effected by BNP Paribas Peregrine, the Offeror or its agent or such person as it may direct on the exercise of any of the authorities contained herein; and

   (h) my/our submit, in relation to all matters arising out of the Offer and this form of acceptance, to the jurisdiction of Hong Kong.

2. If my/our acceptance is not valid, or is not treated as valid, in accordance with the terms of the Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease in which event I/ we authorise and request you to return to me/us my/our Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof), together with this form of acceptance and transfer duly cancelled, by post at my/our risk to the person named above or, to the name and address stated, to me or the first-named of us in the case of joint registered shareholder(s) at the registered address referred to above.

   Note: Where you have sent one or more transfer receipt(s) and in the meantime the relevant Share certificate(s) has/have been collected by BNP Paribas Peregrine and/or the Offeror or its agent(s) from the Company or the Registrar on your behalf, you will be sent such Share certificate(s) in lieu of the transfer receipt(s).

3. I/We enclose the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof) for the whole/ part of my/our holding of Shares which are to be held by you on the terms and conditions of the Offer. I/We understand that no acknowledgement of receipt of any form(s) of acceptance and transfer, Share certificate(s) and/or any other documents of title will be given.

4. I/We acknowledge that if my/our Share certificate(s) or other document(s) evidencing title in respect of my/our Share(s) is/are not readily available and/or is/are lost and I/we wish to accept the Offer, the Offeror may elect to accept or reject my/our acceptance of Offer at its entire discretion on a case by case basis.

5. In the event that I am/we are residing outside Hong Kong. I/We acknowledge that I/we have satisfied myself/ourselves as to the full observance of the law of the relevant jurisdiction in which I am/we are residing, and have obtained any and all requisite governmental, exchange control or other consents, and have complied with all requisite formalities and paid taxes payable by me/us in connection with such acceptance.

此乃要件　請即處理

閣下如對本表格任何方面或應採取之行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司(「本公司」)每股面值0.10港元之股份(「股份」)，應立即將此接納及轉讓表格連同隨附於二零零三年十一月五日刊發之要約文件(「文件」)送交買主或承讓人、或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

如何填寫本表格

閣下如接納法國巴黎百富勤融資有限公司代表June Glory International Limited(「要約人」)以每股股份0.38港元之現金價收購　閣下名下股份之強制性無條件現金要約(「要約」)，則應按下文列印之指示(要約條款及條件之部份)填妥並簽署背頁之接納及轉讓表格，在信封面註明「June Glory要約」，將整份表格連同有關股票及／或轉讓收據及／或其他所有權文件**於二零零三年十一月二十六日(即接納要約之最後限期)或要約人可能決定及公佈之較後日期(經執行人員同意)下午四時正前**寄抵或送達**本公司於香港之股份過戶登記分處(「股份過戶登記處」)香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室**。除文義另有所指外，隨附之文件已界定之詞語在本表格中具有相同涵義。文件所載之要約條款及條件將納入本接納表格內並構成其中部份，而文件及本接納表格應按此理解及詮釋。

有關要約之接納及轉讓表格

致：**法國巴黎百富勤及要約人**

1. 本人／吾等簽署背頁之接納及轉讓表格(無論有否填寫日期及無論空格是否全部填妥)將對本人／吾等之個人代表、繼承人、繼任人及承讓人有約束力，即表示：

 (a) 本人／吾等不可撤回地接納由法國巴黎百富勤代表要約人提出並載於文件之要約，按文件及本表格所載條款與條件收購接納及轉讓表格上註明數目之股份，如未有註明股數或股數較本人／吾等名下登記之股數為大，則接納收購本人／吾等名下登記持有之全部股份；

 (b) 本人／吾等不可撤回地指示並授權要約人及／或法國巴黎百富勤或彼等各自之代理代表本人／吾等憑內附本人／吾等已簽署之轉讓收據及／或其他所有權文件(如有)(及／或令人滿意之賠償保證及就此所需之賠償保證)向本公司或股份過戶登記處領取本人／吾等應得有關股份之股票，並將有關股票送交股份過戶登記處，及授權並指示由股份過戶登記處按要約條款及條件保存該等股票，猶如該等股票乃連同本接納及轉讓表格一併送交股份過戶登記處；

 (c) 本人／吾等不可撤回地指示並授權要約人或彼等之代理將本人／吾等按要約之條款應得之現金代價(已扣除本人／吾等就接納要約而應付之賣方從價印花稅)以「不得轉讓 — 只入抬頭人賬戶」劃線支票之方式按下列姓名以郵遞方式寄出(如未有列明姓名及地址者，則按本公司股東名冊之登記地址寄予名列首位之轉讓人)，郵誤風險由本人／吾等承擔；

 (如收取支票之人士及地址並非登記股東或名列首位之聯名登記股東所登記之姓名及地址，則請在本欄填上應收取支票人士之姓名及地址。)

 姓名：(請用正楷填寫) ....

 地址：..

 (d) 本人／吾等不可撤回地指示並授權法國巴黎百富勤、要約人或其指定人士／代理代表本人／吾等根據要約所出售股份之賣方身份，作出及簽署香港印花稅條例第19(1)條指定之合約票據，並按該條例規定為該合約票據加蓋印花及安排簽署接納及轉讓表格；

 (e) 本人／吾等不可撤回地指示並授權法國巴黎百富勤、要約人或其指定人士代表本人／吾等填妥及簽署任何文件，包括但不限於在接納及轉讓表格填上日期(如本人／吾等或任何其他人士已填上日期，則刪去該日期而填上另一日期)及採取任何必要或適宜之行動，使本人／吾等之股份歸屬於要約人或其指定人士所有；

 (f) 本人／吾等不可撤回地承諾於有需要時簽署其他文件並辦理其他手續，以確保過戶予要約人或其指定人士之股份不涉及任何留置權、抵押、產權負擔、股權及任何其他第三者權益，並確保該等股份可享有所附帶之一切權利，包括可全數享有於二零零三年十月十五日或之後所宣派、作出或支付之一切股息及其他分派(如有)之權利及／或讓要約人或其指定人士行使本人／吾等股份所附、應付或產生之一切權利及獲取該等股份之一切權益；

 (g) 本人／吾等不可撤回地同意追認法國巴黎百富勤、要約人或其指定代理或其他人士可能進行或採納之任何行動或事宜或行使本表格所述授權；及

 (h) 本人／吾等就要約及本接納文件所產生之一切事宜願受香港司法管轄權管轄。

2. 倘按要約之條款本人／吾等之接納為無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均會終止。在此情況下，本人／吾等授權並要求　閣下將本人／吾等名下有關之股票及／或轉讓收據及／或任何其他所有權文件(及／或令人滿意之賠償保證及就此所需之賠償保證)連同已註銷之接納及轉讓表格一併以郵遞方式寄予上列姓名之人士，如屬聯名登記股東，則按上文所述之登記地址寄予本人或名列聯名登記股東中首位之持有人，郵誤風險由本人／吾等承擔。

 附註：倘　閣下交出一份或以上之轉讓收據，而法國巴黎百富勤及／或要約人或彼等之代理已代　閣下向本公司或股份過戶登記處領取有關股票，則向　閣下發還該等股票，而非轉讓收據。

3. 本人／吾等茲附上本人／吾等持有之全部／部份股份之有關股票及／或轉讓收據及／或任何其他所有權文件(及／或令人滿意之賠償保證及就此所需之賠償保證)，　閣下可按要約之條款及條件持有。本人／吾等明白不會獲發任何確認收到接納及轉讓表格、股票及／或任何其他所有權文件之收據。

4. 本人／吾等確認，倘本人／吾等未能提供及／或遺失有關所持股份之股票或其他所有權文件，而有意接納要約，則要約人可全權按個別情況決定選擇接納或拒絕本人／吾等之要約接納申請。

5. 倘本人／吾等居於香港之外地區，則本人／吾等確認本人／吾等認為本人／吾等本身已全面遵守本人／吾等所住司法權管轄區法例、取得任何及全部所需官方批准、外滙管制或其他方面之許可、辦理所有必要手續，以及支付本人／吾等有關接納而應付之稅項。

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